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As filed with the Securities and Exchange Commission on May 15, 2006

Registration No. 333-131609

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

AMENDMENT NO. 4
TO
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

ALPHATEC HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	3841 (Primary Standard Industrial Classification Code Number)	20-2463898 (IRS Employer Identification No.)

2051 Palomar Airport Road
Carlsbad, California 92011
(760) 431-9286
(Address, including zip code, and telephone number,
including area code, of registrant's principal executive offices)

Ronald G. Hiscock
Alphatec Holdings, Inc.
2051 Palomar Airport Road
Carlsbad, CA 92011
(760) 431-9286
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

With copies to:

Michael L. Fantozzi, Esq. Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. One Financial Center Boston, MA 02111 (617) 542-6000	James M. McKnight, Esq. Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. Chrysler Center 666 Third Avenue New York, NY 10017 (212) 935-3000	Stephen T.D. Dixon Alphatec Holdings, Inc. 2051 Palomar Airport Road Carlsbad, CA 92011 (760) 431-9286	Alejandro E. Camacho, Esq. Clifford Chance US LLP 31 West 52nd Street New York, NY 10019 (212) 878-8000

        Approximate date of commencement of proposed sale to public:    As soon as practicable after this Registration Statement becomes effective.

        If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering. ☐

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Dated May 12, 2006

9,300,000 Shares

Common Stock

This is our initial public offering of shares of common stock. No public market currently exists for our common stock. We are offering 9,300,000 shares of common stock. We have applied to have our common stock approved for quotation on the Nasdaq National Market under the symbol "ATEC." We anticipate that the initial public offering price will be between $13.00 and $15.00 per share.

Investing in our common stock involves a high degree of risk. See "Risk Factors" beginning on page 10.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discount and commissions	$	$
Proceeds, before expenses	$	$

We have granted the underwriters a 30-day option to purchase up to 1,395,000 additional shares to cover any over-allotments. The underwriters expect to deliver the shares of common stock to investors on or about                           , 2006.

Deutsche Bank Securities	First Albany Capital
RBC Capital Markets

The date of this prospectus is                    , 2006.

THE ARTISTRY OF EXCELLENCE

BEGINS WITH A

COMMITMENT TO QUALITY.

ALPHATEC HOLDINGS, INC.

ZODIAC™
Spinal Fixation System

TAMARACK™
Anterior Thoracolumbar Plate

ZODIAC™
Trauma/Tumor Fixation System

ROC™
Lumbar Plating System

DELTALOC™ REVEAL™
Anterior Cervical Plate

SOLANAS™
Cervical/Thoracic Fixation System

NOVEL™
Titanium Spacers

SUMMARY

        This summary does not contain all of the information that you should consider before investing in our common stock. Before making an investment decision, you should read the entire prospectus carefully, including "Risk Factors" and our consolidated financial statements, the financial statements of Cortek, Inc., or Cortek, and our unaudited pro forma condensed combined consolidated statements of operations information and the notes to those statements and information included elsewhere in this prospectus.

Alphatec Holdings, Inc.

Our Business

        We are a medical device company focused on the design, development, manufacturing and marketing of products for the surgical treatment of spine disorders. Our principal product offering is primarily focused on the over $2.2 billion U.S. spine fusion market. In addition to our U.S. presence, we also participate in the Japanese spine fusion and orthopedic trauma markets through our subsidiary, Alphatec Pacific.

        We offer a broad range of products to our customer base, which primarily consists of spine surgeons. Our principal product offering includes a variety of spinal implant products and systems comprised of components such as spine screws, spinal spacers, and plates and offers multiple solutions to address patients' needs. In September 2005, we acquired substantially all of the assets of Cortek. Through this acquisition, we enhanced our existing portfolio of spine fusion products with a complementary offering of precision milled allograft spacers.

        We believe that our products and systems provide a comprehensive solution for the safe and reproducible surgical treatment of spine disorders. All of our currently marketed products have been cleared by the United States Food and Drug Administration, or FDA. Our products were used in approximately 4,500 and 1,650 surgical procedures in 2005 and the three months ended March 31, 2006, respectively.

Market Opportunity

        The U.S. spine fusion market was approximately $2.2 billion in 2004 and is anticipated to grow to approximately $3.0 billion by 2007. We believe that the spine fusion market will continue to grow as a result of the following market dynamics:

  •
  Increased Use of Implants

  •
  Introduction of New Surgical Technologies

  •
  Favorable Demographics

Our Competitive Strengths and Strategy

        Our goal is to be a leading provider of innovative technologies and comprehensive solutions for the surgical treatment of spine disorders. To achieve this goal, we are employing the following business strategies:

  •
  Continue to Provide a Full Range of Spine Fusion Products and Expand Our Product Offering.    We believe that our comprehensive portfolio of spinal implant products enables us to maximize our revenue for each procedure by fulfilling a greater portion of a surgeon's spine fusion product needs. We intend to continue to enhance our spine fusion product offering and pursue complementary fusion and non-fusion spine technologies to drive future growth of our business.

  •
  Focus on Rapid Responsiveness and Total Surgeon Satisfaction.    We believe that our focus on rapid responsiveness to surgeon needs and the support we provide to surgeons differentiate us in the marketplace. The design and development of all of our products are done at our facilities. We manufacture substantially all of our non-allograft products at our facilities, which enables us to rapidly modify implants and instruments to satisfy the needs of surgeons. Responding quickly to the needs of surgeons is central to our corporate culture and critical to our success.

  •
  Expand Sales and Marketing Efforts.    Our products are sold in the U.S. through a network of approximately 52 independent distributors, which we believe employ approximately 140 sales agents, and 28 direct sales representatives and executives. Our sales force targets the approximately 15,000 surgeons in the U.S. that perform spine surgeries. We intend to continue to expand our distribution network and direct sales force in order to increase the market penetration of our products.

  •
  Develop Innovative Products and Solutions in Conjunction with Surgeons.    One of our core competencies is our ability to develop and commercialize creative spinal devices and instruments that incorporate information and feedback from surgeons. During the 27 months ended March 31, 2006, we developed nine new products that the FDA has cleared to be marketed and sold and we currently have a number of additional products in our pipeline under development.

  •
  Selectively License or Acquire Complementary Spine Products and Technologies.    In addition to building our product portfolio through internal product development efforts, we intend to continue to selectively license or acquire complementary spine products and technologies.

History

        Alphatec Manufacturing, Inc., subsequently renamed Alphatec Spine, was founded in May 1990 by Shunshiro "Roy" Yoshimi, the current Chairman, President and Chief Executive Officer of our Japanese subsidiary Alphatec Pacific. At its inception, Alphatec Spine was a contract manufacturer of medical devices. In July 1991, Alphatec Spine vertically integrated its operations to develop, manufacture, market and sell proprietary orthopedic trauma products.

        In 2003, Alphatec Spine began to develop, manufacture, market and sell spine products in addition to its orthopedic trauma products. Following its initial success in penetrating the spine market, in 2004 Alphatec Spine dedicated a larger percentage of its manufacturing and commercial resources towards the rapidly growing spine fusion market. As a result of this strategic shift, in 2004 Alphatec Spine sought and received numerous product clearances from the FDA for spine fusion products and achieved the highest annual revenues in its history.

        In March 2005, investors led by HealthpointCapital Partners, L.P., or HealthpointCapital, acquired all of the issued and outstanding capital stock of Alphatec Spine via a merger in which a wholly owned subsidiary of Alphatec Holdings, a newly formed corporation, was merged with and into Alphatec Spine, making Alphatec Spine a wholly owned subsidiary of Alphatec Holdings. Alphatec Holdings raised $87.3 million from investors led by HealthpointCapital in its initial financings, of which $70.0 million in cash was paid to the former shareholders of Alphatec Spine. The remaining capital allowed us to enhance our operational capabilities in the areas of management, sales, manufacturing and research and development, and to retire debt. In an effort to broaden our existing spine implant product offering, we acquired substantially all of the assets of Cortek in September 2005. In addition, in August 2005, Alphatec Pacific repurchased the distribution rights to our products from its exclusive Japanese distributor in order to pursue the expansion of sales of our spine fusion products in Japan while Alphatec Pacific continues to sell orthopedic trauma products in Japan.

HealthpointCapital

        Founded in 2002 and headquartered in New York City, HealthpointCapital is a private equity fund affiliated with HealthpointCapital, LLC, a merchant bank focused exclusively on the orthopedic sector that provides independent research, private equity management and corporate finance advisory services. HealthpointCapital and its affiliated private equity fund, HealthpointCapital Partners II, L.P., have approximately $500 million under management. HealthpointCapital is our largest stockholder.

Corporate Reorganization

        In connection with the consummation of this offering, we will complete a series of transactions as specified in our certificate of incorporation in order to reorganize our capital structure. These transactions, which we refer to as the reorganization transactions, include:

  •
  the creation of a new series of non-voting preferred stock, called New Redeemable preferred stock, that is redeemable at the initial public offering price (i) upon the occurrence of certain changes in control, liquidation events or sales of all or substantially all of our assets, (ii) if the underwriters exercise their over-allotment option to purchase additional shares of our common stock, in which case all of the proceeds of the sale of those additional shares will be used to redeem such shares of New Redeemable preferred stock, or (iii) at our option at any time;

  •
  the payment of dividends on all series of our common stock for a combination of cash, common stock and New Redeemable preferred stock;

  •
  the conversion of each share of each series of our outstanding common stock into 3.57 shares of common stock;

  •
  the redemption of a portion of our outstanding preferred stock for cash; and

  •
  the exchange of the remaining portion of our outstanding preferred stock for a combination of common stock and New Redeemable preferred stock.

        As part of the reorganization transactions and pursuant to our certificate of incorporation, we are entitled to retain 50% of the net proceeds from this offering, excluding any proceeds from the exercise of the underwriters' over-allotment option, up to a maximum of $65 million. We are required to use the remaining net proceeds from this offering to satisfy the redemption and dividend obligations to our existing stockholders that are described above. To the extent those obligations exceed the remaining net proceeds from this offering, we are required to issue a combination of common stock and New Redeemable preferred stock to satisfy those obligations. We will not issue more than $30 million of New Redeemable preferred stock for that purpose. In addition, we are required to use all of the net proceeds from any exercise of the underwriters' over-allotment option to redeem any outstanding shares of New Redeemable preferred stock.

        Based on an assumed initial offering price of $14.00 per share, we estimate that we will:

  •
  issue 903,501 shares of common stock and 2,142,722 shares of New Redeemable preferred stock to our existing stockholders in satisfaction of our non-cash redemption and dividend obligations described above;

  •
  pay $57.4 million of the net proceeds from this offering to our existing stockholders in satisfaction of our cash redemption and dividend obligations described above; and

  •
  issue 21,610,054 shares of our common stock upon conversion of all shares of each series of our common stock.

        Payment of a portion of our obligations to our existing stockholders in the form of shares of New Redeemable preferred stock that are not convertible into our common stock enables us to (i) retain for our account additional cash from the net proceeds of this offering and (ii) reduce the number of shares of our common stock that will be outstanding upon consummation of this offering.

        All of our calculations involving the payment in the reorganization transactions of the accrued and unpaid dividends on each of our series of common stock for a combination of cash, common stock and New Redeemable preferred stock are based on the amount of accrued and unpaid dividends on our series of common stock through May 22, 2006. The actual number of shares of common stock and New Redeemable preferred stock issued and cash paid will differ based on the amount of accrued and unpaid dividends through the actual closing date of this offering.

Risks Affecting Us

        Our business is subject to numerous risks as discussed more fully in the section entitled "Risk Factors" immediately following this prospectus summary. If our assumptions about demographic trends and trends in the treatment of spine disorders are not accurate, we may not be able to sustain growth or achieve profitability. In addition, we have experienced rapid growth in revenues since we acquired Alphatec Spine in March 2005 and our ability to succeed and become profitable is dependent on our ability to manage our growth. We operate in a highly competitive market and our success depends on our ability to compete with numerous competitors, including large, well-established medical device companies with significant resources. From our inception in March 2005 through March 31, 2006, we had an accumulated deficit of approximately $25.6 million and may never become profitable.

Corporate Information

        We were incorporated in Delaware on March 4, 2005. Our principal executive offices are located at 2051 Palomar Airport Road, Carlsbad, California, and our telephone number is (760) 431-9286. Our web site address is www.alphatecspine.com. The information contained in, or that can be accessed through, our web site is not part of this prospectus. We have included our web site address as a factual reference and do not intend it to be an active link to our web site.

The Offering

Common stock offered	9,300,000 shares
Common stock outstanding after this offering	31,813,555 shares
New Redeemable preferred stock to be outstanding after this offering	2,142,722 shares
Use of proceeds
We expect to use approximately $57.4 million of the net proceeds from this offering to expand our sales and marketing activities; to fund the clearance or approval and subsequent commercialization of our near-term product candidates; to support our research and development efforts; to pay down and retire debt; and for general corporate purposes, including to acquire businesses, products or intellectual property that are complementary to our business, or to obtain the right to use such products and intellectual property. We will use the remaining net proceeds from this offering to satisfy redemption and dividend obligations to our existing stockholders. We will use approximately $40.1 million of the gross proceeds of this offering for payments to our executive officers, key employees and principal stockholders, and for payment of an advisory fee in connection with this offering. See "Use of Proceeds."
Proposed Nasdaq National Market symbol	ATEC

About this Prospectus

        Unless otherwise indicated, all information contained in this prospectus:

  •
  reflects a 44.036-for-1 split of each series of our common stock declared on August 1, 2005;

  •
  reflects the consummation of the reorganization transactions described above, in which we estimate that we will issue 903,501 shares of common stock and 2,142,722 shares of New Redeemable preferred stock and pay $57.4 million in satisfaction of various redemption and dividend obligations to our existing stockholders, based on accrued and unpaid dividends on shares of our common stock through May 22, 2006 and issue 21,610,054 shares of our common stock upon conversion of all shares of each series of our common stock at a conversion rate of 3.57-to-1;

  •
  reflects the issuance of the common stock offered in this prospectus at an assumed initial public offering price of $14.00 per share, the mid-point of the range set forth on the cover page of this prospectus;

  •
  reflects the effectiveness of our amended and restated certificate of incorporation and restated by-laws upon the completion of this offering;

  •
  excludes 509,863 shares of our common stock issuable upon the exercise of outstanding stock options at a weighted average exercise price of $3.88 per share as of April 15, 2006;

  •
  excludes 79,812 shares of our common stock reserved for future issuance under our stock option plan as of April 15, 2006 and an additional 4,258,000 shares of our common stock to be reserved upon consummation of this offering for future issuance under our stock option plan; and

  •
  excludes the possible issuance of up to 1,395,000 additional shares of our common stock to the underwriters to cover over-allotments.

        Unless the context otherwise requires, throughout this prospectus:

  •
  "we," "our," and "us" refer to Alphatec Holdings, Inc. and its consolidated subsidiaries, including Alphatec Spine;

  •
  "Alphatec Holdings" refers to Alphatec Holdings, Inc.;

  •
  "Alphatec Spine" refers to Alphatec Spine, Inc. or, prior to its name change, Alphatec Manufacturing, Inc.; and

  •
  "Alphatec Pacific" refers to our Japanese subsidiary Alphatec Pacific, Inc.

        Unless otherwise specified or the context requires, references to "dollars," "U.S. dollars" and "$" are to United States dollars and references to "yen," "¥" and "JPY" are Japanese Yen. Where we specify Japanese Yen amounts in this prospectus, for convenience, we have included approximate U.S. dollar equivalents using an assumed exchange of ¥116.27 for each $1.00.

        This prospectus contains market data and industry forecasts that were obtained from industry publications. These publications generally state that the information contained therein has been obtained from sources believed to be reliable, but the accuracy and completeness of such information is not guaranteed. We have not independently verified, and make no representation as to the accuracy of, this information.

        Throughout this prospectus, when we refer to a product being cleared by the FDA, or clearance from the FDA, we mean that the FDA reviewed the product as presented in a type of pre-market submission referred to as a 510(k) and agreed that the product could be marketed and sold.

        Our logos, Alphatec, Cortek, C, Cortek design/logo, Corlok, Osteocor, Biocarpentry, Dovetome, Deltaloc, Duet, Connect and Polylok are the property of Alphatec Spine. We have trademark applications pending that correspond to the marks Solo, Coreograft, Zodiac, Chorus, Novel, Alphagraft, Osteocore, Marco and Alphatec. We also have common-law trademark rights for the following marks: Reveal, Mirage, Tamarack, Zodiac Trauma, Zodiac Deformity, Zodiac M/A, ROC, Solanas, Solo Lumbar, Solo Cervical, Novel PEEK, Novel Titanium and Dense Cancellous. Other trademarks or service marks appearing in this prospectus are the property of their respective holders.

SUMMARY CONSOLIDATED FINANCIAL DATA

        The following tables summarize our consolidated financial data for the periods presented. We have derived the summary consolidated statements of operations data for the years ended December 31, 2003 and 2004, and the periods from January 1, 2005 to March 17, 2005 and March 18, 2005 to December 31, 2005, from our audited consolidated financial statements included elsewhere in this prospectus. We have derived the summary consolidated statements of operations data for the periods from March 18, 2005 to March 31, 2005 and the three months ended March 31, 2006 and the consolidated balance sheet data as of March 31, 2006, from our unaudited consolidated financial statements, also included elsewhere in this prospectus, and which, in the opinion of management, contain all adjustments necessary for a fair presentation of the consolidated financial data included elsewhere in this prospectus.

        The summary consolidated pro forma as adjusted balance sheet data at March 31, 2006 gives effect to the reorganization transactions and the sale of shares of our common stock at an assumed initial public offering price of $14.00 per share and the application of the net proceeds therefrom as described in "Use of Proceeds" as if such transactions occurred on March 31, 2006.

        Alphatec Predecessor refers to Alphatec Spine prior to its acquisition by Alphatec Holdings on March 18, 2005. Alphatec Combined refers to the combined results of Alphatec Predecessor and Alphatec Holdings.

        You should read the following information together with "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements, the financial statements of Cortek and our unaudited pro forma condensed combined consolidated statements of operations and the notes to those statements and information included elsewhere in this prospectus.

	Alphatec Predecessor			Alphatec Holdings	Alphatec Combined	Alphatec Holdings	Alphatec Combined	Alphatec Holdings
						Period from March 18, 2005 to March 31, 2005
	Years ended December 31,		Period from January 1, 2005 to March 17, 2005	Period from March 18, 2005 to December 31, 2005			Three months ended March 31, 2005	Three months ended March 31, 2006
					Year ended December 31, 2005
	2003	2004
					(unaudited)	(unaudited)	(unaudited)	(unaudited)
Consolidated Statements of Operations Data
Revenues	$10,890,776	$17,821,345	$6,050,083	$36,275,614	$42,325,697	$851,266	$6,901,349	$18,029,301
Cost of revenues:
Product	3,589,548	4,791,639	1,341,869	11,625,490	12,967,359	247,818	1,589,687	4,860,703
Royalties	113,409	668,853	340,613	2,345,604	2,686,217	71,188	411,801	858,128
Amortization of purchased intangibles	—	—	—	2,068,736	2,068,736	—	—	690,624

Gross profit	7,187,819	12,360,853	4,367,601	20,235,784	24,603,385	532,260	4,899,861	11,619,846

Operating expenses:
Research and development	520,506	1,176,671	215,773	751,302	967,075	77,363	293,136	704,534
In-process research and development	—	—	—	3,100,000	3,100,000	3,100,000	3,100,000	—
Selling, general and administrative	7,209,522	11,006,372	5,228,175	30,351,687	35,579,862	701,407	5,929,582	14,025,579

Total operating expenses	7,730,028	12,183,043	5,443,948	34,202,989	39,646,937	3,878,770	9,322,718	14,730,113

Operating income (loss)	(542,209)	177,810	(1,076,347)	(13,967,205)	(15,043,552)	(3,346,510)	(4,422,857)	(3,110,267)
Other income (expense), net	(250,016)	427,771	(110,727)	(1,937,331)	(2,048,058)	(1,089)	(111,816)	(1,491,858)

Income (loss) before tax	(792,225)	605,581	(1,187,074)	(15,904,536)	(17,091,610)	(3,347,599)	(4,534,673)	(4,602,125)
Income tax provision (benefit)	41,280	96,127	1,467	(3,038,900)	(3,037,433)	148,095	149,562	1,274,327

Net income (loss)	(833,505)	509,454	(1,188,541)	(12,865,636)	(14,054,177)	(3,495,694)	(4,684,235)	(5,876,452)
Accretion to redemption value of redeemable convertible preferred, Rolling common and Series C common stock	—	—	—	(7,600,782)	(7,600,782)	(230,721)	(230,721)	(1,942,313)

Net income (loss) applicable to common stockholders	$(833,505)	$509,454	$(1,188,541)	$(20,466,418)	$(21,654,959)	$(3,726,415)	$(4,914,956)	$(7,818,765)

Net income (loss) per common share(1):
Basic	$(0.09)	$0.06	$(0.13)	$(4.01)		$(0.86)		$(1.50)

Diluted	$(0.09)	$0.05	$(0.13)	$(4.01)		$(0.86)		$(1.50)

Weighted average shares used in computing net income (loss) per share:
Basic	9,298,149	9,178,904	9,211,003	5,098,220		4,338,169		5,214,925

Diluted	9,298,149	9,620,365	9,211,003	5,098,220		4,338,169		5,214,925

(1)
See Note 1 of the notes to our consolidated financial statements for a description of the calculation of the net income (loss) per common share.

	Alphatec Holdings As of March 31, 2006
	Actual	Pro Forma As Adjusted
	(unaudited)
Consolidated Balance Sheet Data
Cash and cash equivalents	$790,557	$48,753,815
Working capital (deficit)	(3,932,269)	52,581,399
Total assets	115,724,587	163,687,845
Long-term debt, less current portion	1,558,025	1,558,025
Note payable to related party, less current portion	455,886	—
Redeemable convertible preferred and Series C and Rolling common stock	101,578,637	—
Total stockholders' equity (deficit)	(25,555,665)	132,992,526

RISK FACTORS

        An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below together with all of the other information included in this prospectus, including our consolidated financial statements, the financial statements of Cortek and our unaudited pro forma condensed combined consolidated statement of operations and the notes to those statements and information included elsewhere in this prospectus, before making an investment decision. If any of the following risks actually occurs, our business, financial condition, results of operations and our future growth prospects would be materially and adversely affected. Under these circumstances, the trading price of our common stock could decline, and you may lose all or part of your investment.

Risks Related to Our Business and Industry

Our business plan relies on certain assumptions pertaining to the market for our products that, if incorrect, may adversely affect our growth and profitability.

        We allocate our design, development, manufacturing, marketing, management and financial resources based on our business plan, which includes assumptions about various demographic trends and trends in the treatment of spine disorders and the resulting demand for our products. However, these trends are uncertain. There can be no assurance that our assumptions with respect to an aging population with broad medical coverage and longer life expectancy, which we expect to lead to increased spinal injuries and degeneration, are accurate. In addition, an increasing awareness and use of non-invasive means for the prevention and treatment of back pain and rehabilitation purposes may reduce demand for, or slow the growth of sales of, spine fusion products. A significant shift in technologies or methods used in the treatment of back pain or damaged or diseased bone and tissue could adversely affect demand for some or all of our products. For example, pharmaceutical advances could result in non-surgical treatments gaining more widespread acceptance as a viable alternative to spine fusion. The emergence of new biological tissue-based or synthetic materials to facilitate regeneration of damaged or diseased bone and to repair damaged tissue could increasingly minimize or delay the need for spine fusion surgery and provide other biological alternatives to spine fusion. New surgical procedures could diminish demand for some of our products. The increased acceptance of emerging technologies that do not require spine fusion, such as artificial discs and nucleus replacement, for the surgical treatment of spine disorders would reduce demand for, or slow the growth of sales of, spine fusion products. If our assumptions regarding these factors prove to be incorrect or if alternative treatments to those offered by our products gain further acceptance, then actual demand for our products could be significantly less than the demand we anticipate for our products and we may not be able to achieve or sustain growth or profitability.

If we fail to properly manage our anticipated growth, our business could suffer.

        Since March 2005, we have experienced rapid growth in, and we continue to pursue rapid growth in, the number of surgeons using our products, the types of products we offer and the number of states in which we have distributors for our products. Such growth has placed and will continue to place significant demands on our managerial, operational and financial resources and systems. We are currently focused on increasing the size and effectiveness of our sales force, marketing activities, research and development efforts, inventory management systems, management team and corporate infrastructure. If we do not manage our growth effectively, the quality of our products, our relationships with physicians, distributors and hospitals, and our reputation could suffer, which would have a material adverse effect on our business, financial condition and results of operations. We must attract and retain qualified personnel and third-party distributors and manage and train them effectively. Personnel qualified in the design, development, production and marketing of our products are difficult to find and hire, and enhancements of information technology systems to support our growth are difficult to implement. We will also need to carefully monitor and manage our surgeon services, our manufacturing capabilities, quality assurance and efficiency, and the quality assurance and efficiency of our suppliers and distributors. This managing, training and monitoring will require allocation of valuable management resources and significant expense. We are also currently implementing new management information systems to assist us in consolidating our enterprise-wide operating and financial performance information. The efficient operation of our business is dependent on our management information systems. We rely on our management information systems to effectively manage accounting and financial functions; manage order entry, order fulfillment and inventory replenishment processes; and maintain our research and development data. Any failure by us to implement our new management information systems or the failure of our management information systems to perform as we anticipate could disrupt our business and product development and could result in decreased sales, increased overhead costs, excess inventory and product shortages, causing our business and results of operations to suffer.

We may not be successful in manufacturing spine fusion products at the levels required to meet future market demand.

        We are seeking to rapidly grow sales of our products and if we are successful, such growth may strain our ability to manufacture an increasingly large supply of our products. We have never produced spine fusion products in quantities significantly in excess of our current production levels. Manufacturers regularly experience difficulties in scaling up production and we may face such difficulties in increasing our production levels. Moreover, we may not be able to manufacture our products with consistent and satisfactory quality or in sufficient quantities to meet demand. Our failure to produce products of satisfactory quality or in sufficient quantities could hurt our reputation, cause hospitals, surgeons or distributors to cancel orders or refrain from placing new orders for our products and reduce or slow growth of sales of our products. Increases in our production volume also could make it harder for us to maintain control over expenses, manage our relationships with our suppliers, maintain good relations with our employees or otherwise manage our business.

We are in a highly competitive market segment, face competition from large, well-established medical device companies with significant resources, and may not be able to compete effectively.

        The market for spine fusion products and procedures is intensely competitive, subject to rapid technological change and significantly affected by new product introductions and other market activities of industry participants. In 2004, 75% of U.S. spine fusion product revenues were generated by DePuy, Inc., a subsidiary of Johnson & Johnson, Medtronic Sofamor Danek, Inc., a subsidiary of Medtronic, Inc., and Synthes, Inc. Our competitors also include numerous other publicly traded companies and privately held companies.

        Several of our competitors enjoy competitive advantages over us, including:

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  more established relationships with spine surgeons;

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  more established distribution networks;

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  broader spine surgery product offerings;

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  stronger intellectual property portfolios;

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  greater financial and other resources for product research and development, sales and marketing, and patent litigation;

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  greater experience in, and resources for, launching, marketing, distributing and selling products;

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  significantly greater name recognition as well as more recognizable trademarks for products similar to the products that we sell;

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  more established relationships with healthcare providers and payors;

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  products supported by more extensive clinical data; and

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  greater experience in obtaining and maintaining FDA and other regulatory clearances or approvals for products and product enhancements.

        In addition, at any time our current competitors or other companies may develop alternative treatments, products or procedures for the treatment of spine disorders that compete directly or indirectly with our products, including ones that prove to be superior to our spine surgery products. For these reasons, we may not be able to compete successfully against our existing or potential competitors. Any such failure could lead us to modify our strategy, lower our prices, increase the commissions we pay on sales of our products and have a material adverse effect on our business, financial condition and results of operations.

A large percentage of our revenues are derived from the sale of our polyaxial pedicle screws.

        Net sales of our Zodiac polyaxial pedicle screws represented approximately 39.9% and 36.4% of our net sales for 2005 and the three months ended March 31, 2006, respectively. A decline in sales of these screws, due to market demand, the introduction by a third party of a competitive product or otherwise, would have a material adverse impact on our business, financial condition and results of operations. Some of the technology related to our polyaxial pedicle screws is licensed to us. The loss of such license would prevent us from manufacturing, marketing and selling our Zodiac polyaxial pedicle screws and other products that may incorporate such technology, which would have a material adverse effect on our business, financial condition and results of operations.

To be commercially successful, we must convince the spine surgeon community that our products are an attractive alternative to our competitors' products. If the spine surgeon community does not use our products, our sales will decline or we will be unable to increase our sales and profits.

        In order for us to sell our products, surgeons must be convinced that they are superior to competing products for use in spine fusion procedures. Acceptance of our products depends on educating the spine surgeon community as to the distinctive characteristics, perceived benefits, safety and cost-effectiveness of our products compared to our competitors' products and on training surgeons in the proper application of our products. If we are not successful in convincing the spine surgeon community of the merit of our products, our sales will decline and we will be unable to increase our sales and will be unable to achieve and sustain growth or profitability. From January 1, 2006 through April 15, 2006, approximately 180 surgeons used our products in surgical procedures.

        There is a learning process involved for spine surgeons to become proficient in the use of our products. Although most spine surgeons may have adequate knowledge on how to use most of our products based on their clinical training and experience, we believe that the most effective way to introduce and build market demand for our products is by directly training spine surgeons in the use of the products. If surgeons are not properly trained, they may misuse or ineffectively use our products. This may also result in unsatisfactory patient outcomes, patient injury, negative publicity or lawsuits against us, any of which could have a material adverse effect on our business, financial condition and results of operations.

Our sales and marketing efforts are largely dependent upon third parties who are free to market products that compete with our products. We will need to expand our sales and marketing organization significantly.

        In the United States, we currently sell our products primarily through a network of approximately 52 independent distributors, who we believe employ approximately 140 sales agents. As a result, we are dependent upon the sales and marketing efforts of our independent distributors. We also employ 43 direct sales representatives and executives, 28 of whom sell our products in the U.S. and 15 of whom sell our products in Japan. We pay our independent distributors a commission based on their product placements and sales. To date, none of our independent distributors has been required to sell our products exclusively and all may freely sell the products of our competitors. Many of our independent distributors also market and sell the products of our competitors, and those competitors may have the ability to influence the products that our independent distributors choose to market and sell. Our competitors may be able, by offering higher commission payments or otherwise, to convince our independent distributors to terminate their relationships with us, carry fewer of our products or reduce their sales and marketing efforts for our products.

        As we launch new products and increase our marketing efforts with respect to existing products, we will need to expand our sales and marketing organization. We plan to accomplish this by increasing our network of independent distributors and hiring additional direct sales representatives. The establishment and development of a broader sales network and dedicated sales force may be expensive and time consuming. Because of the intense competition for their services, we may be unable to recruit or retain additional qualified independent distributors and to hire additional direct sales representatives to work with us. Often, our competitors enter into distribution agreements with independent distributors that require such distributors to exclusively sell the products of our competitors. Further, we may not be able to enter into agreements with independent distributors on commercially reasonable terms, if at all. Even if we do enter into agreements with additional independent distributors, it often takes 90 to 120 days for new distributors to reach full operational effectiveness and such distributors may not generate revenue as quickly as we expect them to, commit the necessary resources to effectively market and sell our products or ultimately be successful in selling our products. Our business, financial condition and results of operations will be materially adversely affected if we do not retain our existing independent distributors and attract new, additional independent distributors or if the marketing and sales efforts of our independent distributors and our own direct sales representatives are unsuccessful.

We depend on various third-party suppliers, and in one case a single third-party supplier, for key raw materials used in our manufacturing processes and the loss of these third-party suppliers, or their inability to supply us with adequate raw materials, could harm our business.

        We use a number of raw materials, including titanium, titanium alloys, stainless steel, polyetheretherketone, or PEEK, and allograft, which is human tissue donated by a third party. We rely from time to time on a number of suppliers and in one case on a single source vendor, Invibio, Inc. We have a supply agreement with Invibio, pursuant to which it supplies us with PEEK, a biocompatible plastic that we use in some of our spacers. Invibio is currently the only company approved to distribute PEEK in the U.S. for use in implantable devices. 11.3% and 13.7% of our revenues were derived from products manufactured using PEEK during 2005 and the three months ended March 31, 2006, respectively.

        We depend on a limited number of sources of human tissue for use in our allograft implants and a limited number of entities to process the human tissue into allograft for our allograft implants, and any failure to obtain tissue from these sources or to have the tissue processed by these entities for us in a timely manner will interfere with our ability to effectively meet demand for our allograft implants. As of April 15, 2006, we have contracted with five entities to supply us with human tissue and four entities to process the human tissue into allograft for use in our allograft implants. The processing of human tissue into allograft is very labor intensive and it is therefore difficult to maintain a steady supply stream. In addition, due to seasonal changes in mortality rates, some scarce tissues used for our allograft are at times in particularly short supply. We cannot be certain that our supply of human tissue from our current suppliers and our supply of allograft from our current tissue processors will be available at current levels or will be sufficient to meet our needs.

        Our dependence on a single third-party supplier and the challenges we may face in obtaining adequate supplies of allograft involve several risks, including limited control over pricing, availability, quality and delivery schedules. In addition, any supply interruption in a limited or sole sourced component or raw material, such as PEEK or allograft, could materially harm our ability to manufacture our products until a new source of supply, if any, could be found. We may be unable to find a sufficient alternative supply channel in a reasonable time period or on commercially reasonable terms, if at all, which would have a material adverse effect on our business, financial condition and results of operations.

Negative publicity concerning methods of tissue recovery and screening of donor tissue in our industry could reduce demand for allograft and impact the supply of available donor tissue.

        Media reports or other negative publicity concerning both alleged improper methods of tissue recovery from donors and disease transmission from donated tissue could limit widespread acceptance of allograft. Unfavorable reports of improper or illegal tissue recovery practices, both in the U.S. and internationally, as well as incidents of improperly processed tissue leading to the transmission of disease, may broadly affect the rate of future tissue donation and market acceptance of allograft technologies. In addition, such negative publicity could cause the families of potential donors to become reluctant to agree to donate tissue to for-profit tissue processors. For example, there have been recent media reports regarding the Brooklyn, New York district attorney's office's investigation of Biomedical Tissue Services, or BTS, a tissue bank, regarding BTS's alleged illegal harvesting of body parts from cadavers, the FDA's investigation of BTS and order for BTS to cease its tissue operations and the resulting recalls being conducted by certain companies selling allograft that were customers of BTS. Although we believe the tissue used in our allograft implants was not procured from the tissue that was allegedly illegally harvested by BTS, these reports have had a negative effect on our allograft business.

If hospitals and other healthcare providers are unable to obtain sufficient reimbursement for procedures performed with our products, it is unlikely that our products will be widely used.

        Successful sales of our products will depend on the availability of adequate reimbursement from third-party payors, including government programs such as Medicare and Medicaid, private insurance plans and managed care programs. Hospitals and other healthcare providers that purchase medical devices such as the ones that we manufacture for treatment of their patients generally rely on third-party payors to pay for all or part of the costs and fees associated with the procedures performed with these devices. The existence of adequate reimbursement for the procedures performed with our products by government and private insurance plans are central to acceptance of our current and future products. We may be unable to sell our products through our distribution channels on a profitable basis if third-party payors deny coverage or reduce their current levels of payment, or if our costs of production increase faster than increases in reimbursement levels. Many private payors use coverage decisions and payment amounts determined by the Centers for Medicare and Medicaid services, or CMS, which administers the Medicare program, as guidelines in setting their reimbursement policies. Future action by CMS or other government agencies may diminish payments to physicians, outpatient centers and hospitals. Those private payors that do not follow the Medicare guidelines may adopt different reimbursement policies for procedures performed with our products. For some governmental programs, such as Medicaid, reimbursement differs from state to state, and some state Medicaid programs may not pay for the procedures performed with our products in an adequate amount, if at all. As the portion of the U.S. population over age 65 and eligible for Medicare continues to grow we may be more vulnerable to reimbursement limitations imposed by CMS. Furthermore, the healthcare industry in the U.S. has experienced a trend toward cost containment as government and private insurers seek to control healthcare costs by imposing lower payment rates and negotiating reduced contract rates with service providers. Therefore, we cannot be certain that the procedures performed with our products will be adequately reimbursed.

        Continued market acceptance in Japan will depend, in part, upon the availability of reimbursement within its healthcare payment systems. Reimbursement and healthcare payment systems vary significantly from country to country, and include both government sponsored healthcare and private insurance. We may not continue to obtain reimbursement approvals in Japan in a timely manner, if at all. Any failure to receive reimbursement approvals would negatively impact market acceptance of our products in Japan and any other international markets in which those approvals are sought.

We may face significant uncertainty in the industry due to government healthcare reform.

        Political, economic and regulatory influences are subjecting the healthcare industry to fundamental changes. Reforms under consideration in the U.S. include mandated basic healthcare benefits, controls on healthcare spending through limitations on the growth of private health insurance premiums and Medicare and Medicaid spending, the creation of large insurance purchasing groups and significant modifications to the healthcare delivery system. We anticipate that Congress and certain state legislatures will continue to review and assess alternative healthcare delivery systems and payment methods. Public debate of these issues will likely continue in the future. Due to uncertainties regarding the ultimate features of reform initiatives and their enactment and implementation, we cannot predict which, if any, of such reform proposals will be adopted, when they may be adopted or what impact they may have on us.

We are subject to substantial governmental regulation that could change and thus force us to make modifications to how we develop, manufacture and price our products.

        The medical device industry is regulated extensively by governmental authorities, principally the FDA and corresponding state and foreign regulatory agencies. The FDA and other U.S. and foreign governmental agencies regulate, among other things, the development, manufacturing, clinical trials, marketing clearance and approval, promotion and sale of medical devices.

        Compliance with these regulations is, and will continue to be, time consuming, burdensome and expensive. Failure to comply with these regulations could jeopardize our ability to manufacture and sell our products and result in enforcement actions such as warning letters, fines, injunctions, civil penalties, termination of distribution, seizures of products, total or partial suspension of production, refusal of the FDA or other regulatory agencies to grant future clearances or approvals, or withdrawals or suspensions of current clearances or approvals all of which could result in higher than anticipated costs or lower than anticipated revenue and have a material adverse effect on our business, financial condition and results of operations. In the most egregious cases, we could face criminal sanctions, closure of our manufacturing facilities and prohibitions on sales of our products.

        The regulations to which we are subject are complex and have tended to become more stringent over time. Regulatory changes could result in restrictions on our ability to carry on or expand our operations, higher than anticipated costs or lower than anticipated revenue.

        Foreign governmental authorities that regulate the manufacture and sale of medical devices have become increasingly vigilant and sales of our products in foreign countries are subject to rigorous foreign regulations. We rely on Alphatec Pacific with respect to compliance with Japanese regulations. In Hong Kong, the only other country where we currently sell products, we have and will continue to rely on foreign independent sales agencies that sell our products to comply with local regulations. Any failures on the part of such sales agencies and Alphatec Pacific to comply with applicable regulations could result in restrictions on the sale of our products in foreign countries.

If we fail to obtain, or experience significant delays in obtaining, FDA clearances or approvals for our future products or modifications to our products, our ability to commercially distribute and market our products could suffer.

        Our medical devices are subject to rigorous regulation by the FDA and numerous other federal, state and foreign governmental authorities. The process of obtaining regulatory clearances or approvals to market a medical device, particularly from the FDA, can be costly and time consuming, and there can be no assurance that such clearances or approvals will be granted on a timely basis, if at all. In particular, the FDA permits commercial distribution of most new medical devices only after the devices have received clearance under Section 510(k) of the Federal Food, Drug and Cosmetic Act, or 510(k), or are the subject of an approved pre-market approval application, or a PMA. The 510(k) process generally takes three to six months, but can take significantly longer. A PMA must be submitted to the FDA if the device cannot be cleared through the 510(k) process or is not exempt from pre-marketing review by the FDA. A PMA must be supported by extensive data, including results of preclinical studies and clinical trials, manufacturing and control data and proposed labeling, to demonstrate to the FDA's satisfaction the safety and effectiveness of the device for its intended use. The PMA process is more costly and uncertain than the 510(k) clearance process, and generally takes between one and three years, if not longer. In addition, any modification to a 510(k)-cleared device that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, design or manufacture, requires a new 510(k) clearance or, possibly, a PMA.

        Our commercial distribution and marketing of any products or product modifications that we develop may be delayed since regulatory clearance or approval is required. In addition, because we cannot assure you that any new products or any product modifications we develop will be subject to the shorter 510(k) clearance process, the regulatory approval process for our new products or product modifications may take significantly longer than anticipated. There is no assurance that the FDA will not require a new product or product modification to go through the lengthy and expensive PMA approval process. Delays in obtaining regulatory clearances and approvals may:

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  delay or prevent commercialization of products we develop;

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  require us to perform costly procedures;

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  diminish any competitive advantages that we may attain; and

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  reduce our ability to collect revenues or royalties.

        To date, all of our medical device products have been cleared through the 510(k) process. We have no experience in obtaining approval for a device through the PMA process.

Our allograft implants and related technologies could become subject to significantly greater regulation by the FDA, which could disrupt our business.

        The FDA may regulate certain allografts as medical devices, drugs or biologics if the allograft is deemed to have been more than minimally manipulated or indicated for nonhomologous use. Homologous use is generally interpreted as the use of tissue for the same basic function in the recipient as it fulfilled in the donor. If the FDA decides that any of our current or future allografts are more than minimally manipulated or indicated for nonhomologous use, it would require us to obtain 510(k) clearance or a PMA approval if the allograft is viewed as a medical device or obtain approval as a drug or biologic if it is viewed as a drug or biologic. Depending on the nature and extent of any FDA decision applicable to our allografts, further distribution of the affected products could be interrupted for a substantial period of time, which would reduce our revenues and hurt our profitability.

The safety of our products is not yet supported by long-term clinical data and may therefore prove to be less safe and effective than initially thought.

        We obtained clearance to offer all of our current medical device products through the FDA's 510(k) clearance process. The 510(k) clearance process is based on the FDA's agreement that a new product is substantially equivalent to already marketed products. The FDA's 510(k) clearance process is less rigorous than the PMA process and requires little, if any, supporting clinical data. For these reasons surgeons may be slow to adopt our products, we may not have the comparative data that our competitors have, or are generating, and we may be subject to greater regulatory and product liability risks. Further, future studies or experience may indicate that treatment with our products does not improve patient outcomes. Such results would reduce demand for our products and this could cause us to withdraw our products from the market. Moreover, if future studies or experience indicate that our products cause unexpected or serious complications or other unforeseen negative effects, we could be subject to significant legal liability, significant negative publicity, damage to our reputation and a dramatic reduction in sales of our products, all of which would have a material adverse effect on our business, financial condition and results of operations.

If we or our suppliers fail to comply with the FDA's quality system and good tissue practice regulations, the manufacture of our products could be delayed.

        We and our suppliers are required to comply with the FDA's quality system regulations, or QSRs, which cover the methods and documentation of the design, testing, production, control, quality assurance, labeling, packaging, sterilization, storage and shipping of our products. In addition, suppliers and processors of allograft must comply with the FDA's current good tissue practice regulations, or GTPs, which govern the methods used in and the facilities and controls used for the manufacture of human cell tissue and cellular and tissue-based products, record keeping and the establishment of a quality program. The FDA audits compliance with the QSRs and GTPs through inspections of manufacturing and other facilities. If we or our suppliers have significant non-compliance issues or if any corrective action plan is not sufficient, we or our suppliers could be forced to delay the manufacture of our products until such problems are corrected to the FDA's satisfaction, which could have a material adverse effect on our business, financial condition and results of operations. Further, our products could be subject to recall if the FDA determines, for any reason, that our products are not safe or effective. Any recall or FDA requirement demanding that we seek additional approvals or clearances could result in delays, costs associated with modification of a product, loss of revenue and potential operating restrictions imposed by the FDA, all of which could have a material adverse effect on our business, financial condition and results of operations. In November 2003, the FDA performed a pre-announced inspection of our manufacturing facilities. Minor non-compliance items were cited on an FDA Form 483, which is a notice of inspection observation, that we received following the inspection. Following receipt of the Form 483, we submitted a formal response in which we indicated the steps that we had taken to correct the noted deficiencies and we have not received any further request from the FDA with respect to the Form 483 we received.

We may face difficulties integrating Alphatec Spine and the assets and operations we acquired from Cortek.

        We acquired Alphatec Spine in March 2005 and substantially all of the assets of Cortek in September 2005. Our ability to integrate the business of Alphatec Spine and to integrate the acquired assets and operations of Cortek is subject to various risks, including:

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  loss of key personnel, suppliers and distributors;

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  failure to effectively integrate the Alphatec Spine sales and marketing organization and product offering with the organization and offerings we acquired from Cortek; and

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  potential incompatibility of our information technology systems with the systems used in the businesses we acquired from Alphatec Spine and Cortek, which could cause internal reporting problems.

        If any of these risks materialize in the future, we may not be able to realize the operating efficiencies, synergies or other benefits expected from our acquisitions. Our failure to successfully integrate the business of Alphatec Spine and to integrate the acquired assets and operations of Cortek in a timely manner without incurring unexpected costs could have a material adverse effect on our business, financial condition and results of operations.

If we choose to acquire new and complementary businesses, products or technologies, we may be unable to complete these acquisitions or successfully integrate them in a cost effective and non-disruptive manner.

        Our success depends in part on our ability to continually enhance and broaden our product offering in response to changing customer demands, competitive pressures and technologies and our ability to increase our market share. Accordingly, we may in the future pursue the acquisition of complementary businesses, products or technologies instead of developing them ourselves. We have no current commitments with respect to any acquisition or investment. We do not know if we will be able to successfully complete any acquisitions, or whether we will be able to successfully integrate any acquired business, product or technology into our business or retain any key personnel, suppliers or distributors. Our ability to successfully grow through acquisitions depends upon our ability to identify, negotiate, complete and integrate suitable acquisitions and to obtain any necessary financing. These efforts could be expensive and time consuming, disrupt our ongoing business and distract management. If we are unable to integrate any acquired businesses, products or technologies effectively, our business, financial condition and results of operations will be materially adversely affected. For example, an acquisition could materially impair our operating results by causing us to incur debt or requiring us to amortize significant amounts of expenses, including non-cash acquisition costs, and acquired assets.

We may face additional challenges in our attempts to expand in the Japanese market.

        We believe that many of the primary barriers to success in the market for spinal products in Japan are similar to those in the U.S., including the challenges of increasing market penetration, expanding the direct representative sales force and obtaining regulatory approval for new products. In addition, we may face additional difficulties and challenges in Japan, including that we have historically sold orthopedic trauma products in Japan and will need to expand the scope of our spine product offering, and that Alphatec Pacific's spine fusion product line offering cannot be as extensive as ours is in the U.S. until Alphatec Pacific obtains Japanese regulatory approval for some of our existing products.

We may not be able to timely develop new products or product enhancements that will be accepted by the market.

        We sell our products in a market that is characterized by technological change, product innovation, evolving industry standards, competing patent claims, patent litigation and intense competition. Our success will depend in part on our ability to develop and introduce new products and enhancements or modifications to our existing products, to do so before our competitors and to do so in a manner that does not infringe issued patents of third parties to which we do not have a license. We cannot assure you that we will be able to successfully develop or market new, improved or modified products, or that any of our future products will be accepted by the surgeons who use our current products. Our competitors' product development capabilities could be more effective than our capabilities, and their new products may get to market before our products. In addition, the products of our competitors may be more effective or less expensive than our products. The introduction of new products by our competitors may result in price reductions, reduced margins or loss of market share and may render our products obsolete or noncompetitive. The success of any new product offering or enhancement or modification to an existing product will depend on several factors, including our ability to:

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  properly identify and anticipate surgeon and patient needs;

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  develop new products or enhancements in a timely manner;

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  obtain the necessary regulatory approvals for new products or product enhancements;

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  provide adequate training to potential users of new products;

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  receive adequate reimbursement approval of third-party payors such as Medicaid, Medicare and private insurers; and

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  develop an effective marketing and distribution network.

        Developing products in a timely manner can be difficult, in particular because product designs change rapidly to adjust to patent constraints and to market preferences. As a result, we may experience delays in our product launches which may significantly impede our ability to enter or compete in a given market and may reduce the sales that we are able to generate from these products. We may experience delays in any phase of a product launch, including during research and development, clinical trials, manufacturing, marketing and the surgeon training process. In addition, our suppliers of products or components that we do not manufacture can suffer similar delays, which could cause delays in our product introductions. If we do not develop new products or product enhancements in time to meet market demand or if there is insufficient demand for these new products or enhancements, it could have a material adverse effect on our business financial condition and results of operations.

Our products and product enhancements under development may not be commercially viable.

        While we devote significant resources to research and development, our research and development may not lead to improved or new products that are commercially successful. The research and development process is expensive, prolonged and entails considerable uncertainty. Development of medical devices, from discovery, through testing and registration, to initial product launch, typically takes between three and seven years in the U.S. Each of these periods varies considerably from product to product and country to country. Because of the complexities and uncertainties associated with spine fusion research and development, we may elect to cease development of one or more product candidates if we believe that the product candidate would not be commercially viable.

We are dependent on our senior management team, engineering team, sales and marketing team and key surgeon advisors, and the loss of any of them could harm our business.

        Our continued success depends in part upon the continued availability and contributions of our senior management, engineering and sales and marketing teams and the continued participation of our key surgeon advisors. The Chairman of our Board of Directors, John H. Foster, has obligations outside Alphatec Holdings, including in his capacity as a managing member of HGP, LLC, the general partner of HealthpointCapital, a private equity fund dedicated to growth capital investments in the orthopedic device sector, and as Chairman, Chief Executive Officer, a member of the Board of Managers and a managing director of HealthpointCapital, LLC, a merchant bank focusing exclusively on the orthopedic sector that provides independent research, private equity management and corporate finance advisory services. We have entered into employment agreements with all members of our senior management team, but none of these agreements guarantees the services of the individual for a specified period of time. Our ability to grow or at least maintain our sales levels depends in large part on our ability to attract and retain sales and marketing personnel and for these sales people to maintain their relationships with surgeons directly and through our distributors. We rely on our engineering team to research, design and develop potential products for our product pipeline. We also rely on our surgeon advisors to advise us on our products, our product pipeline, long-term scientific planning, research and development and industry trends. In addition, we currently are seeking a regulatory affairs executive experienced in obtaining clearance through the 510(k) and PMA processes and a quality assurance executive experienced in overseeing our quality control systems. We compete for personnel and advisors with other companies and other organizations, many of which are larger and have greater name recognition and financial and other resources than we do. The loss of members of our senior management team, sales and marketing team, engineering team and key surgeon advisors, or our inability to attract or retain other qualified personnel or advisors could have a material adverse effect on our business, financial conditions and results of operations. We have not obtained and do not expect to obtain key man life insurance on any of our senior managers.

We rely on our information technology systems for inventory management, distribution and other functions and to maintain our research and development data. If our information technology systems fail to adequately perform these functions, or if we experience an interruption in their operation, our business, financial condition and results of operations could be adversely affected.

        The efficient operation of our business is dependent on our information technology systems. We rely on our information technology systems to effectively manage accounting and financial functions; manage order entry, order fulfillment and inventory replenishment processes; and maintain our research and development data. The failure of our information technology systems to perform as we anticipate could disrupt our business and product development and could result in decreased sales, increased overhead costs, excess inventory and product shortages, all of which could have a material adverse effect on our business, financial condition and results of operations. In addition, our information technology systems are vulnerable to damage or interruption from:

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  earthquake, fire, flood and other natural disasters;

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  terrorist attacks and attacks by computer viruses or hackers;

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  power loss; and

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  computer systems, or Internet, telecommunications or data network failure.

        Any such interruption could have material adverse effect on our business, financial condition and results of operations.

The majority of our operations and all of our manufacturing facilities are currently conducted in locations that may be at risk of damage from fire, earthquakes or other natural disasters. If a natural disaster strikes, we may be unable to manufacture certain products for a substantial amount of time.

        We currently conduct the majority of our development, manufacturing and management activities in Carlsbad, California near known wildfire areas and earthquake fault zones. We have taken precautions to safeguard our facilities, including obtaining property and casualty insurance, implementing health and safety protocols, storing computer data off-site and having a disaster recovery plan. However, any future natural disaster, such as a fire or an earthquake, could cause substantial delays in our operations, damage or destroy our equipment or inventory and cause us to incur additional expenses. A disaster could seriously harm our business, financial condition and results of operations. Our facilities would be difficult to replace and would require substantial lead time to repair or replace. We do not maintain insurance against earthquakes and floods and the insurance we maintain against fires and other natural disasters would not be adequate to cover a total loss of our manufacturing facilities, may not be adequate to cover our losses in any particular case and may not continue to be available to us on acceptable terms, or at all.

Alphatec Holdings is a holding company with no operations, and unless it receives dividends or other payments from Alphatec Spine, it will be unable to fulfill its cash obligations.

        As a holding company with no business operations, Alphatec Holdings' material assets consist only of the common stock of Alphatec Spine (and any other subsidiaries Alphatec Holdings may own in the future), dividends and other payments received from time to time from Alphatec Spine or such subsidiaries, and the proceeds raised from the sale of debt and equity securities. Alphatec Spine is legally distinct from Alphatec Holdings and has no obligation, contingent or otherwise, to make funds available to Alphatec Holdings. Alphatec Holdings will have to rely upon dividends and other payments from Alphatec Spine (and any other subsidiaries Alphatec Holdings may have in the future) to generate the funds necessary to fulfill its cash obligations. Alphatec Holdings may not be able to access cash generated by Alphatec Spine in order to fulfill cash commitments. The ability of Alphatec Spine to make dividend and other payments to Alphatec Holdings is subject to the availability of funds after taking into account Alphatec Spine's funding requirements, the terms of Alphatec Spine's indebtedness and applicable state laws. Alphatec Spine's current credit facility from Bank of the West prohibits Alphatec Spine from declaring or paying dividends, other than dividends payable in capital stock, during the term of the facility, which expires in January 2008.

Risks Related to Our Financial Results and Need for Financing

Our quarterly financial results could fluctuate significantly.

        Our quarterly operating results are difficult to predict and may fluctuate significantly from period to period, particularly because our sales prospects are uncertain. The level of our revenues and results of operations at any given time will be based primarily on the following factors:

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  acceptance of our products by surgeons, patients, hospitals and third-party payors;

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  demand and pricing of our products;

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  the mix of our products sold, because profit margins differ among our products;

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  timing of new product offerings, acquisitions, licenses or other significant events by us or our competitors;

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  our ability to grow and maintain a productive sales and marketing organization;

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  regulatory approvals and legislative changes affecting the products we may offer or those of our competitors;

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  the effect of competing technological and market developments;

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  levels of third-party reimbursement for our products;

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  interruption in the manufacturing or distribution of our products;

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  our ability to produce or obtain products of satisfactory quality or in sufficient quantities to meet demand; and

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  changes in our ability to obtain FDA, state and international approval or clearance for our products.

In addition, until we have a larger base of surgeons using our products, occasional fluctuations in the use of our products by individual surgeons or small groups of surgeons will have a proportionately larger impact on our revenues than for companies with a larger customer base.

        Many of the products we may seek to develop and introduce in the future will require FDA, state and international approval or clearance. We cannot begin to commercialize any such products in the U.S. without FDA approval or clearance or outside of the U.S. without appropriate regulatory approvals and import licenses. As a result, it will be difficult for us to forecast demand for these products with any degree of certainty. In addition, we anticipate that our operating expenses will increase in the foreseeable future as we expand our sales and marketing, manufacturing and other commercial capabilities. We cannot assure you that our revenue will increase or be sustained in future periods or that we will be profitable in any future period. Any shortfalls in revenue or earnings from levels expected by our stockholders or by securities or industry analysts could have an immediate and significant adverse effect on the trading price of our common stock in any given period.

We may need to raise additional funds in the future and such funds may not be available on acceptable terms, if at all.

        We believe that our current cash and cash equivalents, including the net proceeds from this offering, after satisfaction of our redemption and dividend obligations to our existing stockholders, together with our short-term investments, revenues from our operations and Alphatec Spine's ability to draw down on its secured credit facilities, will be sufficient to fund our projected operating requirements for at least the next 12 months. As of September 30 and December 31, 2005, we failed to satisfy certain covenants set forth in our prior credit agreement with Bank of the West. We obtained a waiver for each such non-compliance and in January 2006 entered into a new credit agreement with Bank of the West and paid off our prior credit agreement.

        We may seek additional funds from public and private stock offerings, borrowings under new debt facilities or other sources. Our capital requirements will depend on many factors, including:

  •
  the revenues generated by sales of our products;

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  the costs associated with expanding our sales and marketing efforts;

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  the expenses we incur in manufacturing and selling our products;

  •
  the costs of developing new products or technologies;

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  the cost of obtaining and maintaining FDA or other regulatory approval or clearance for our products and products in development;

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  the number and timing of acquisitions and other strategic transactions;

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  the costs associated with increased capital expenditures; and

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  the costs associated with our employee retention programs and related benefits.

        As a result of these factors, we may need to raise additional funds and such funds may not be available on favorable terms, if at all. Furthermore, if we issue equity or debt securities to raise additional funds, our existing stockholders may experience dilution and the new equity or debt securities may have rights, preferences and privileges senior to those of our existing stockholders. In addition, if we raise additional funds through collaboration, licensing or other similar arrangements, it may be necessary to relinquish valuable rights to our potential products or proprietary technologies, or to grant licenses on terms that are not favorable to us. If we cannot raise funds on acceptable terms, we may not be able to develop or enhance our products, execute our business plan, take advantage of future opportunities, or respond to competitive pressures or unanticipated customer requirements. Any of these events could adversely effect our ability to achieve our development and commercialization goals and have a material adverse effect on our business, financial condition and results of operations.

We are subject to certain risks associated with our foreign operations.

        Our operations outside of the United States are primarily in Japan. Certain risks are inherent in international operations, including:

  •
  difficulties in enforcing agreements and collecting receivables through certain foreign legal systems;

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  foreign customers who may have longer payment cycles than customers in the U.S.;

  •
  tax rates in foreign countries may exceed those in the U.S. and foreign earnings may be subject to withholding requirements or the imposition of tariffs, exchange controls or other restrictions including transfer pricing restrictions when products produced in one country are sold to an affiliated entity in another country;

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  economic and political instability in countries where we operate or where end-users of spine fusion surgery reside;

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  difficulties associated with managing a large organization spread throughout various countries;

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  difficulties in obtaining and enforcing intellectual property rights;

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  required compliance with a variety of foreign laws and regulations;

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  imposition of costly and lengthy new export licensing requirements;

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  laws and business practices favoring local companies; and

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  lack of availability and reduced level of reimbursement within prevailing foreign healthcare payment systems.

        If we continue to expand our business outside of the United States, our success will depend, in part, on our ability to anticipate and effectively manage these and other risks. We cannot assure you that these and other factors will not have a material adverse effect on our international operations or our business as a whole.

Our independent registered public accounting firm brought to our attention a material weakness in our internal controls during the most recent audit of our annual consolidated financial statements. Our failure to maintain effective internal controls could have a material adverse effect on our business, operating results and financial condition and cause our stockholders, lenders, suppliers and others to lose confidence in the accuracy or completeness of our financial reports.

        Our independent registered public accounting firm identified and communicated to us a material weakness in our internal control over financial reporting as of December 31, 2005. Management has evaluated this communication and has also concluded that a material weakness existed as of that date.

        A material weakness, as defined by the Public Company Accounting Oversight Board, is a control deficiency, or a combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. Our independent registered public accounting firm advised our board of directors and our management that our process for our financial statement year-end close and reporting was insufficiently defined and represented a deficiency in the design and operating effectiveness of our year-end close and reporting controls. One of the primary causes of the deficiency in the financial statement close and reporting process noted by our independent registered public accounting firm was the inadequate staffing in our financial accounting and reporting functions. Our independent registered public accounting firm also indicated that this deficiency brings into question whether we will be able to prevent or detect material misstatements in our interim and annual consolidated financial statements in conformity with accounting principles generally accepted in the United States. Management further believes that the root cause of many of the observed deficiencies result from our transition from a small, private company with immature processes and controls to one that is growing rapidly and must meet the reporting and control standards applicable to public companies.

        We have begun to identify a number of actions to address the items noted by our independent public registered accounting firm, including:

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  hiring a new chief financial officer with Securities and Exchange Commission, or SEC, reporting experience, which was accomplished in February 2006;

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  hiring a controller, a position that was previously unfilled, with SEC reporting experience, which was accomplished in January 2006;

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  adopting a formal charter and operating agenda for our audit committee and increasing the number of directors serving on our audit committee;

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  hiring additional skilled accounting and SEC-experienced personnel to enhance the accounting department;

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  enhancing our system and controls documentation;

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  initiating an upgrade to the latest version of our enterprise resource planning system which we believe will allow the accounting department and other users to be more effective in utilizing this system while reducing certain manual procedures;

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  documenting our formal accounting close process for quarter and year end reporting including documenting all necessary reviews and approvals; and

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  engaging consultants as needed until we complete the hiring of our accounting staff.

        While we have begun to take actions to address the items identified, additional measures may be necessary to complete the remediation of our internal controls. We plan to continue to assess our internal controls and procedures and intend to take further action as necessary or appropriate to address any other matters we identify. However, the process of designing and implementing effective internal controls and procedures is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments. We cannot assure you that the steps we have taken, or may subsequently take, have been or will be sufficient to fully remediate the material weakness identified by our independent registered public accounting firm or ensure that our internal controls are effective.

        We may incur substantial expenses relating to the remediation of the material weakness in our internal controls. Our accounting and financial reporting functions may not have, or may be unable to maintain, adequate resources to ensure that we will not have any future control deficiencies or material weaknesses in our system of internal controls. The effectiveness of our internal controls may in the future be limited by a variety of factors including:

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  faulty human judgment and errors, omissions or mistakes;

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  inappropriate management override of policies and procedures;

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  failure to properly implement our upgraded financial software system; and

  •
  the possibility that any enhancements to our internal controls may still not be adequate to assure timely and accurate financial information.

        If we fail to achieve and maintain effective internal controls and procedures for financial reporting, we could be unable to provide timely and accurate financial information and therefore be subject to delisting from the Nasdaq National Market, an investigation by the SEC, and civil or criminal sanctions. Additionally, ineffective internal control over financial reporting would place us at increased risk of fraud or misuse of corporate assets and could cause our stockholders, lenders, suppliers and others to lose confidence in the accuracy or completeness of our financial reports.

        Presently, we are not an accelerated filer, as such term is defined by Rule 12b-2 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and therefore we are not currently subject to the internal control reporting requirements of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. The Sarbanes-Oxley Act requires a company's management to perform an annual assessment of the effectiveness of the company's internal control over financial reporting and for the company's independent registered public accounting firm to express an opinion on management's assessment and on the effectiveness of the company's internal control over financial reporting. These requirements will first apply to our annual report on Form 10-K for our fiscal year ending December 31, 2007.

Our acquisition of Cortek assets may make it difficult for you to evaluate our historical and future performance.

        Our acquisition of substantially all of the assets of Cortek may make it more difficult for you to evaluate and predict our future operating performance because our financial statements only reflect results of operations which include such assets for the period from September 9, 2005, the date we acquired these assets, through March 31, 2006. Consequently, our historical results of operations and the pro forma financial information provided elsewhere in this prospectus may not give you an accurate indication of how we, together with the business we acquired from Cortek, will perform in the future.

Changes in or interpretations of accounting rules and regulations, such as expensing of stock options, could result in unfavorable accounting charges or require us to change our compensation policies.

        Accounting methods and policies, including policies regarding expensing stock options, are subject to further review, interpretation and guidance from relevant accounting authorities, including the SEC. For example, we are not currently required to record stock-based compensation charges for stock options granted prior to January 1, 2006 if an employee's stock option exercise price is equal to or exceeds the fair value of our common stock at the date of grant. However, a recent change in accounting standards requires all public companies to treat the fair value of stock options granted to employees as an expense effective as of the beginning of the first fiscal year commencing after June 15, 2005. If we had changed our accounting policy to record expense for the fair value of stock options granted in prior periods, our operating expenses would have increased. Through our compensation plan, we rely on grants of stock options and restricted stock to compensate existing employees and attract new employees. Since we currently are required to expense stock options granted on or after January 1, 2006, we may choose to reduce our reliance on stock options as a compensation tool. If we reduce our use of stock options, it may be more difficult for us to attract and retain qualified employees. If we do not reduce our reliance on stock options or if we continue to issue restricted shares, our reported income would decrease. Although we believe that our accounting practices are consistent with current accounting pronouncements, changes to our interpretations of accounting methods or policies in the future may require us to adversely revise how our financial statements are prepared.

A portion of our revenues and expenditures is subject to exchange rate fluctuations that could adversely affect our reported results of operations.

        While a majority of our business is denominated in U.S. dollars, we maintain operations in foreign countries, primarily Japan, that require payments in the local currency. Payments received from customers for goods sold in these countries are typically in the local currency. Consequently, fluctuations in the rate of exchange between the U.S. dollar and certain other currencies may affect our results of operations and period-to-period comparisons of our operating results. For example, if the value of the U.S dollar were to fall relative to the Japanese Yen, the principal foreign currency material to our business, then our reported revenues would increase when we convert the higher valued foreign currency into U.S. dollars. If the value of the U.S. dollar were to increase in relation to the Japanese Yen, then there would be a negative effect on the value of our sales in Japan to the extent our revenues in Japanese Yen are in excess of our Japanese Yen costs at the time that we converted amounts to U.S. dollars in connection with the preparation of our financial statements. We do not currently engage in hedging or similar transactions to reduce these risks.

Risks Related to Our Intellectual Property and Potential Litigation

If our patents and other intellectual property rights do not adequately protect our products, we may lose market share to our competitors and be unable to operate our business profitably.

        Our success depends significantly on our ability to protect our proprietary rights to the technologies used in our products. We rely on patent protection, as well as a combination of copyright, trade secret and trademark laws, and nondisclosure, confidentiality and other contractual restrictions to protect our proprietary technology. However, these legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep any competitive advantage. For example, we cannot assure you that any of our pending patent applications will result in the issuance of patents to us. The United States Patent and Trademark Office, or PTO, may deny or require significant narrowing of claims in our pending patent applications, and patents issued as a result of the pending patent applications, if any, may not provide us with significant commercial protection or be issued in a form that is advantageous to us. We could also incur substantial costs in proceedings before the PTO. These proceedings could result in adverse decisions as to the priority of our inventions and the narrowing or invalidation of claims in issued patents. Our issued patents and those that may be issued in the future could subsequently be successfully challenged by others and invalidated or rendered unenforceable, which could limit our ability to stop competitors from marketing related products. In addition, our pending patent applications include claims to aspects of our products and procedures that are not currently protected by issued patents.

        Both the patent application process and the process of managing patent disputes can be time consuming and expensive. Competitors may be able to design around our patents or develop products that provide outcomes that are comparable to our products. Although we have entered into confidentiality agreements and intellectual property assignment agreements with certain of our employees, consultants and advisors as one of the ways we seek to protect our intellectual property and other proprietary technology, such agreements may not be enforceable or may not provide meaningful protection for our trade secrets or other proprietary information in the event of unauthorized use or disclosure or other breaches of the agreements. Furthermore, the laws of some foreign countries may not protect our intellectual property rights to the same extent as the laws of the U.S., if at all. Since most of our issued patents and pending patent applications are for the U.S. only, we lack a corresponding scope of patent protection in other countries, including in Japan. Thus, we may not be able to stop a competitor from marketing products in other countries that are similar to some of our products.

        In the event a competitor infringes upon one of our patents or other intellectual property rights, enforcing those patents and rights may be difficult and time consuming. Even if successful, litigation to defend our patents against challenges or to enforce our intellectual property rights could be expensive and time consuming and could divert management's attention from managing our business. Moreover, we may not have sufficient resources to defend our patents against challenges or to enforce our intellectual property rights.

        In addition, we hold licenses with third parties that are necessary to utilize certain technologies used in the design and manufacturing of some of our products, including our Zodiac polyaxial pedicle screws, net sales of which represented 39.9% and 36.4% of our net sales for 2005 and the three months ended March 31, 2006, respectively. The loss of such licenses would prevent us from manufacturing, marketing and selling these products, which would have a material adverse effect on our business, financial condition and results of operations.

        We license patents relating to the polyaxial feature of our pedicle screw from Biomet, Inc., or Biomet, pursuant to a license agreement, or the 555 license agreement. This polyaxial feature is incorporated into our Zodiac and Solanas pedicle screws and may be incorporated into future products. The 555 license agreement provides that the royalty shall remain in full force and effect without modification regardless of any ruling by any court regarding the scope, validity, or enforceability of the patents covered by the 555 license agreement. The validity of the U.S. patents covered by the 555 license agreement is being challenged by Medtronic in an infringement action brought by Biomet in the U.S. The European patent covered by the 555 license agreement has recently been revoked by the European Patent Office after it was successfully challenged in an opposition proceeding in Europe initiated by Stryker and Synthes. Biomet is appealing this decision. Biomet can terminate the license in the event we fail to make any of the payments required under the license agreement, materially breach the license agreement, or become insolvent.

The medical device industry is characterized by patent and other intellectual property litigation and we could become subject to litigation that could be costly, result in the diversion of management's time and efforts, require us to pay damages, and/or prevent us from marketing our existing or future products.

        The medical device industry is characterized by extensive litigation and administrative proceedings over patent and other intellectual property rights. Determining whether a product infringes a patent involves complex legal and factual issues, the determination of which is often uncertain. Our competitors may assert that our products, the components of those products, the methods of using those products, or the methods we employ in processing those products are covered by U.S. or foreign patents held by them. In addition, they may claim that their patents have priority over ours because their patents were issued first. Because patent applications can take many years to issue, there may be applications now pending of which we are unaware, which may later result in issued patents that our products may infringe. There could also be existing patents that one or more components of our products may be inadvertently infringing, of which we are unaware. As the number of participants in the market for spine disorder devices and treatments grows, the possibility of patent infringement claims against us increases.

        Any such claim against us, even those without merit, may cause us to incur substantial costs, and could place a significant strain on our financial resources, divert the attention of management from our core business and harm our reputation. If the relevant patents were upheld as valid and enforceable and we were found to infringe, we could be required to pay substantial damages, including treble, or triple, damages if an infringement is found to be willful, and/or royalties and could be prevented from selling our products unless we could obtain a license or were able to redesign our products to avoid infringement. Any such license may not be available on reasonable terms, if at all, and there can be no assurance that we would be able to redesign our products in a way that would not infringe those patents. If we fail to obtain any required licenses or make any necessary changes to our products or technologies, we may have to withdraw existing products from the market or may be unable to commercialize one or more of our products, all of which could have a material adverse effect on our business, financial condition and results of operations.

        In addition, in order to further our product development efforts, from time to time we enter into agreements with surgeons to develop new products. As consideration for product development activities rendered pursuant to these agreements, in certain instances we have agreed to pay such surgeons royalties on products developed by cooperative involvement between us and such surgeons. There can be no assurance that surgeons with whom we have entered into such an arrangement will not claim to be entitled to a royalty even if we do not believe that such products were developed by cooperative involvement between us and such surgeons. Any such claim against us, even those without merit, may cause us to incur substantial costs, and could place a significant strain on our financial resources, divert the attention of management from our core business and harm our reputation.

We cannot predict the outcome of a lawsuit in which we are a defendant.

        On April 12, 2006, we and HealthpointCapital, our majority stockholder, and its affiliate, HealthpointCapital, LLC, were served with a complaint by Drs. Darryl Brodke, Alan Hilibrand,

Richard Ozuna and Jeffrey Wang, or the claimant surgeons, in the Superior Court of California in the County of Orange, claiming, among other things, that, pursuant to certain contractual arrangements Alphatec Spine allegedly entered into with the claimant surgeons in 2001, we are required to pay the claimant surgeons quarterly royalties in an aggregate amount of 6% of the net sales of our polyaxial screws, which the claimant surgeons allege were developed with their assistance prior to the cessation of such development activities in March 2002. We first began to sell polyaxial screws in 2003 and have continued to sell them through the date of this prospectus. Net sales of our polyaxial pedicle screws represented 39.9% and 36.4% of our net sales for 2005 and the three months ended March 31, 2006, respectively. We are in the process of preparing an answer to the complaint, and we plan to vigorously defend ourselves in this action; however, the outcome is uncertain at this time. We may incur substantial expenses in defending against this litigation and, should we be unsuccessful in our defense, we could be liable for damages and be required to pay royalties to the claimant surgeons. Any of these outcomes could reduce our revenues and prospects for growth.

If we become subject to product liability claims, we may be required to pay damages that exceed our insurance coverage.

        Our business exposes us to potential product liability claims that are inherent in the testing, design, manufacture and sale of medical devices for spine surgery procedures. Spine surgery involves significant risk of serious complications, including bleeding, nerve injury, paralysis and even death. To date, our products have not been the subject of any material product liability claims. Currently, we carry product liability insurance in the amount of $10 million per occurrence and $10 million in the aggregate. Any product liability claim brought against us, with or without merit, could result in the increase of our product liability insurance rates or our inability to secure coverage in the future on commercially reasonable terms, if at all. In addition, if our product liability insurance proves to be inadequate to pay a damage award, we may have to pay the excess out of our cash reserves, which could harm our financial condition. If longer-term patient results and experience indicate that our products or any component of a product cause tissue damage, motor impairment or other adverse effects, we could be subject to significant liability. Even a meritless or unsuccessful product liability claim could harm our reputation in the industry, lead to significant legal fees and result in the diversion of management's attention from managing our business.

Because allograft products entail a potential risk of communicable disease to human recipients, we may be the subject of product liability claims regarding our allograft products.

        Our allograft business may expose us to additional potential product liability claims. The development of allografts and technologies for human tissue repair and treatment entails a risk of additional product liability claims because of the risk of transmitting disease to human recipients, and substantial product liability claims may be asserted against us. In addition, successful product liability claims made against one of our competitors could cause claims to be made against us or expose us to a perception that we are vulnerable to similar claims. Even a meritless or unsuccessful product liability claim could harm our reputation in the industry, lead to significant legal fees and result in the diversion of management's attention from managing our business.

We may be subject to damages resulting from claims that we, our employees or our independent distributors have wrongfully used or disclosed alleged trade secrets of our competitors or are in breach of non-competition agreements with our competitors or non-solicitation agreement.

        Many of our employees were previously employed at other medical device companies, including our competitors or potential competitors. Many of our independent distributors sell, or in the past have sold, products of our competitors. We may be subject to claims that either we, or these employees or independent distributors, have inadvertently or otherwise used or disclosed the trade secrets or other proprietary information of our competitors. In addition, we have been and may in the future be subject to claims that we caused an employee or independent distributor to break the terms of his or her non-competition agreement or non-solicitation agreement. Litigation may be necessary to defend against these claims. For example, Abbott Spine, Inc. has brought a suit against us, which is described under "Business—Legal Proceedings." Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management. If we fail in defending such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. A loss of key personnel or their work product could hamper or prevent our ability to commercialize product candidates, which could have an adverse effect on our business, financial condition and results of operations.

Any claims relating to our improper handling, storage or disposal of biological, hazardous and radioactive materials could be time consuming and costly.

        The manufacture of certain of our products, including our allograft implants, involves the controlled use of biological, hazardous and/or radioactive materials and waste. Our business and facilities and those of our suppliers are subject to foreign, federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of these hazardous materials and waste products. Although we believe that our safety procedures for handling and disposing of these materials comply with legally prescribed standards, we cannot completely eliminate the risk of accidental contamination or injury from these materials. In the event of an accident, we could be held liable for damages or penalized with fines. This liability could exceed our resources and any applicable insurance. In addition, under some environmental laws and regulations, we could also be held responsible for all of the costs relating to any contamination at our past or present facilities and at third-party waste disposal sites even if such contamination was not caused by us. We may incur significant expenses in the future relating to any failure to comply with environmental laws. Any such future expenses or liability could have a significant negative impact on our business, financial condition and results of operations.

We and our independent sales agents must comply with various state, federal anti-kickback, self-referral, false claims and similar laws, the breach of which could cause a material adverse effect on our business, financial condition and results of operations.

        Our relationship with surgeons, hospitals and the marketers of our products are subject to scrutiny under various state and federal anti-kickback, self-referral, false claims and similar laws, often referred to collectively as healthcare fraud and abuse laws. Healthcare fraud and abuse laws are complex, and even minor, inadvertent violations can potentially give rise to claims that the relevant law has been violated. Any violations of these laws could result in a material adverse effect on the market price of our common stock, as well as our business, financial condition and results of operations. We cannot assure you that any of the healthcare fraud and abuse laws will not change or be interpreted in the future in a manner which restricts or adversely affects our business activities or relationships with surgeons, hospitals and marketers of our products.

        Federal anti-kickback laws and regulations prohibit any knowing and willful offer, payment, solicitation or receipt of any form of remuneration by an individual or entity in return for, or to induce:

  •
  the referral of an individual for a service or product for which payment may be made by Medicare, Medicaid or other government-sponsored healthcare program; or

  •
  purchasing, leasing, ordering or arranging for any service or product for which payment may be made by a government-sponsored healthcare program.

        Possible sanctions for violation of these anti-kickback laws include monetary fines, civil and criminal penalties, exclusion from Medicare and Medicaid programs and forfeiture of amounts collected in violation of such prohibitions. Certain states in which we market our products have similar anti-kickback, anti-fee splitting and self-referral laws, imposing substantial penalties for violations.

        We have entered into consulting agreements and royalty agreements with surgeons, including some who make referrals to us. In addition, some of our referring surgeons own our stock, which they either purchased in an arms' length transaction on terms identical to those offered to non-surgeons or received from us as fair market value consideration for consulting services performed. While these transactions were structured with the intention of complying with all applicable laws, including the federal ban on physician self-referrals, commonly known as the "Stark Law," state anti-referral laws and other applicable anti-kickback laws, to the extent applicable, it is possible that regulatory agencies may in the future view these transactions as prohibited arrangements that must be restructured or for which we could be subject to other significant penalties, or prohibit us from accepting referrals from these surgeons. We would be materially impacted if regulatory agencies interpret our financial relationships with certain surgeons who refer our products to be in violation of applicable laws and we were unable to achieve compliance with applicable laws. This could subject us to monetary penalties for non-compliance, the cost of which could be substantial, or we may be unable to accept referrals from such surgeons.

        We must comply with a variety of other laws, such as laws prohibiting false claims for reimbursement under Medicare and Medicaid, which can also be triggered by violations of federal anti-kickback laws; Healthcare Insurance Portability and Accounting Act of 1996, which makes it a federal crime to commit healthcare fraud and make false statements; and the Federal Trade Commission Act and similar laws regulating advertisement and consumer protections. In certain cases, federal and state authorities pursue actions for false claims on the basis that manufacturers and distributors are promoting unapproved or off-label uses of their products. Pursuant to FDA regulations, we can only market our products for cleared or approved uses. Although surgeons are permitted to use medical devices for indications other than those cleared or approved by the FDA based on their medical judgment, we are prohibited from promoting products for such off-label uses. We market our products and provide promotional materials and training programs to surgeons regarding the use of our products. Although we believe our marketing, promotional materials and training programs for surgeons do not constitute promotion of unapproved uses of our products, if it is determined that our marketing, promotional materials or training programs constitute promotion of unapproved uses, we could be subject to significant fines in addition to regulatory enforcement actions, including the issuance of a warning letter, injunction, seizure and criminal penalty.

        The scope and enforcement of these laws is uncertain and subject to rapid change, especially in light of the lack of applicable precedent and regulations. There can be no assurance that federal or state regulatory authorities will not challenge our current or future activities under these laws. Any such challenge could have a material adverse effect on our business, financial condition and results of operations. Any state or federal regulatory review of us, regardless of the outcome, would be costly and time consuming. Additionally, we cannot predict the impact of any changes in these laws, whether or not retroactive.

Risks Associated with Owning Our Common Stock

There has been no prior public market for our common stock and an active trading market may not develop.

        Prior to this offering, there has been no public market for our common stock. We cannot predict the extent to which investor interest in our company will lead to the development of an active trading market on the Nasdaq National Market or otherwise or how liquid that market might become. The lack of an active market may impair the value of your shares and your ability to sell your shares at the time you wish to sell them. An inactive market may also impair our ability to raise capital by selling our common stock and may impair our ability to acquire other companies, products or technologies by using our common stock as consideration.

We expect that the price of our common stock will fluctuate substantially and you may not be able to sell your shares at or above the offering price.

        The initial public offering price for the shares of our common stock sold in this offering will be determined by negotiation between the representatives of the underwriters and us. This price may not reflect the market price of our common stock following this offering. In addition, the market price of our common stock is likely to be highly volatile and may fluctuate substantially due to many factors, including:

  •
  volume and timing of orders for our products;

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  quarterly variations in our or our competitors' results of operations;

  •
  our announcement or our competitors' announcements regarding new products, product enhancements, significant contracts, number of distributors, number of hospitals and surgeons using products, acquisitions or strategic investments;

  •
  announcements of technological or medical innovations for the treatment of spine pathology;

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  changes in earnings estimates or recommendations by securities analysts;

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  our ability to develop, obtain regulatory clearance or approval for, and market new and enhanced products on a timely basis;

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  changes in healthcare policy in the U.S. and internationally;

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  product liability claims or other litigation involving us;

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  sales of large blocks of our common stock, including sales by our executive officers, directors and significant stockholders;

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  changes in governmental regulations or in the status of our regulatory approvals, clearances or applications;

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  disputes or other developments with respect to intellectual property rights;

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  changes in the availability of third-party reimbursement in the U.S. or other countries;

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  changes in accounting principles; and

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  general market conditions and other factors, including factors unrelated to our operating performance or the operating performance of our competitors.

Securities analysts may not initiate coverage of our common stock or may issue negative reports, which may have a negative impact on the market price of our common stock.

        Securities analysts may elect not to provide research coverage of our common stock after the completion of this offering. If securities analysts do not cover our common stock after the completion of this offering, the lack of research coverage may cause the market price of our common stock to decline. The trading market for our common stock may be affected in part by the research and reports that industry or financial analysts publish about our business. If one or more of the analysts who elects to cover us downgrades our stock, our stock price would likely decline rapidly. If one or more of these analysts ceases coverage of us, we could lose visibility in the market, which in turn could cause our stock price to decline. In addition, recently-adopted rules mandated by the Sarbanes-Oxley Act and a global settlement reached in 2003 between the SEC, other regulatory agencies and a number of investment banks have led to a number of fundamental changes in how analysts are reviewed and compensated. In particular, many investment banking firms are required to contract with independent financial analysts for their stock research. It may be difficult for companies such as ours, with smaller market capitalizations, to attract independent financial analysts that will cover our common stock. This could have a negative effect on the market price of our stock.

Because of their significant stock ownership, our executive officers, directors and principal stockholders will be able to exert control over us and our significant corporate decisions.

        Upon completion of this offering and satisfaction of our redemption and dividend obligations to our existing stockholders, based on shares outstanding at April 15, 2006, our executive officers, directors, and stockholders holding more than 5% of our outstanding common stock and their affiliates will, in the aggregate, beneficially own approximately 41.3% of our outstanding common stock, or approximately 39.6% if the underwriters' over-allotment option is exercised in full. As a result, these persons, acting together, will have the ability to determine the outcome of all matters requiring stockholder approval, including the election and removal of directors and any merger, consolidation, or sale of all or substantially all of our assets. This concentration of ownership may harm the market price of our common stock by, among other things:

  •
  delaying, deferring or preventing our change in control;

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  impeding a merger, consolidation, takeover or other business combination involving us; or

  •
  causing us to enter into transactions or agreements that are not in the best interests of all stockholders.

        We also plan to reserve up to 5% of the shares offered in this offering under a directed share program in which our executive officers and directors, principal stockholders, employees, business associates and related persons may be able to purchase shares in this offering at the initial public offering price. This program may further increase the percentage of stock held by persons whose interests are aligned with the interests of our executive officers, directors and principal stockholders.

Certain members of our board of directors also serve as officers and directors of HealthpointCapital and its other portfolio companies.

        Four members of our board of directors also serve as officers and directors of our largest stockholder, HealthpointCapital, or its related entities and of other companies in which HealthpointCapital invests, including companies with which we compete or may in the future compete. Upon completion of this offering, HealthpointCapital will own approximately 37.8% of the outstanding common stock of Alphatec Holdings, or 36.2% if the underwriters' over-allotment option is exercised in full. HealthpointCapital is a private equity fund focused on the worldwide orthopedic device industry. HealthpointCapital and its affiliates may make investments and hold interests in businesses that compete directly or indirectly with us. For example, HealthpointCapital owns a 33% interest in Scient'x S.A., which sells dynamic stabilization and motion preservation spinal implants. John H. Foster, Chairman of our board of directors, is a managing member of HGP, LLC, which is the general partner of, and has a 20% profits interest in, HealthpointCapital, and the Chairman, Chief Executive Officer, a member of the Board of Managers and a managing director of HealthpointCapital, LLC, which owns a 25% ownership interest in HGP, LLC and is the parent company of the fund manager of HealthpointCapital. He is also a director of Scient'x S.A. Mortimer Berkowitz III, a member of our board of directors, is a managing member of HGP, LLC, the President, a member of the Board of Managers and a managing director of HealthpointCapital, LLC and a director of Scient'x S.A. Our directors R. Ian Molson and Stephen E. O'Neil also serve on the Board of Managers of HealthpointCapital, LLC. Such directors may have obligations to HealthpointCapital, HealthpointCapital, LLC, HGP, LLC and to investors in those companies and other portfolio companies of HealthpointCapital and its affiliates, the fulfillment of which might not be in the best interests of us or our stockholders.

        Our Chairman, John H. Foster, has a 3.2% beneficial capital interest in HealthpointCapital, a 36.6% direct interest in HGP, LLC and a 44.2% direct and beneficial interest in HealthpointCapital, LLC. Our director Mortimer Berkowitz III has a less than 1% direct capital interest in HealthpointCapital, a 24.4% direct interest in HGP, LLC and a 30.5% direct and beneficial interest in HealthpointCapital, LLC. Our director R. Ian Molson has a less than 1% direct capital interest in HealthpointCapital and a 2.2% direct interest in HealthpointCapital, LLC. Our director Stephen E. O'Neil has a 1.5% direct interest in HealthpointCapital, LLC. Our Executive Vice President of Corporate Development, Laszlo Adam, is a director of, and has a less than a 1% direct interest in, HealthpointCapital, LLC.

        Because of these possible conflicts of interest, such directors may direct potential business and investment opportunities to other entities rather than to us or such directors may undertake or otherwise engage in activities or conduct on behalf of such other entities that is not in, or which may be adverse to, our best interests. Whether a director directs an opportunity to us or to another company, our directors may face claims of breaches of fiduciary duty and other duties relating to such opportunities. Our amended and restated certificate of incorporation requires us to indemnify our directors to the fullest extent permitted by law, which may require us to indemnify them against claims of breaches of such duties arising from their service on our board of directors.

        HealthpointCapital or its affiliates may pursue acquisition opportunities that may be complementary to our business and, as a result, those acquisition opportunities may not be available to us. Furthermore, HealthpointCapital may have an interest in us pursuing acquisitions, divestitures, financings or other transactions that, in its judgment, could enhance its equity investment, even though such transactions might involve risks to us and our stockholders generally. In addition, if we were to seek a business combination with a target business with which one or more of our existing stockholders or directors may be affiliated, conflicts of interest could arise in connection with negotiating the terms of and completing the business combination. Conflicts that may arise may not be resolved in our favor.

At least half of the net proceeds of this offering will be used to satisfy our redemption and dividend obligations to our existing stockholders.

        Pursuant to the terms of our certificate of incorporation, we are required to use approximately $57.4 million of the net proceeds from this offering, or $75.5 million if the underwriters exercise their over-allotment option in full, to satisfy redemption and dividend obligations to our existing stockholders. In addition, the maximum amount of net proceeds that we may retain from this offering, including any exercise by the underwriters of the over-allotment option, is $65 million. We believe that our current cash and cash equivalents, together with the net proceeds from this offering, after satisfaction of our redemption and dividend obligations to our existing stockholders, together with revenues from our operations and Alphatec Spine's ability to draw down on its secured credit facilities, will be sufficient to meet our projected operating requirements for at least the next 12 months.

Our management team may invest or spend the proceeds of this offering in ways in which you may not agree or in ways that may not yield a return, and the use of the proceeds of this offering will be subject to covenants contained in our debt financing agreements.

        We will use certain of the proceeds from this offering to satisfy redemption and dividend obligations to our existing stockholders and to pay an advisory fee in connection with this offering. We expect to use certain of the net proceeds from this offering that we retain to expand our sales and marketing activities; to fund the clearance or approval and subsequent commercialization of our near-term product candidates; to support our research and development efforts; to repay and retire debt; and for general corporate purposes, including to acquire businesses, products or intellectual property that are complementary to our business, or to obtain the right to use such products and intellectual property. Our management will have considerable discretion in the application of the remaining net proceeds of this offering. Stockholders may not agree with such uses and the remaining net proceeds may be used for corporate purposes that do not increase our operating results or market value. Until the net proceeds are used, they may be placed in investments that do not produce income or that lose value.

Future sales of our common stock in the public market after this offering may depress our stock price and impair our ability to raise future capital through the sale of our equity securities.

        Upon completion of the reorganization transactions, our current stockholders will hold a substantial number of shares of our common stock that they will be able to sell in the public market in the near future. A significant portion of these shares will be held by a small number of stockholders. Sales by our current stockholders of a substantial number of shares after this offering could significantly reduce the market price of our common stock. Moreover, following the completion of this offering, the holders of approximately 23.0 million shares of common stock and common stock underlying options will have rights, subject to some conditions, to require us to include their shares in registration statements that we may file for ourselves or other stockholders. The 23.0 million shares represent approximately 72.3% of the total number of shares of our common stock to be outstanding immediately after this offering, assuming no exercise of the underwriters' over-allotment option. Please see "Description of Capital Stock—Registration Rights" for a description of the registration rights of these stockholders.

        Following completion of this offering, we also intend to register some or all common stock that we may issue under our existing 2005 Employee, Director and Consultant Stock Plan totaling approximately 6,400,000 shares. In addition, all of such shares, as well as an additional 232,050 shares issued to members of our Scientific Advisory Board and certain of our directors, may be sold pursuant to Rule 701 under the Securities Act of 1933, as amended, or the Securities Act, 90 days after the date of this prospectus. After 90 days, or once we register these shares, they can be freely sold in the public market upon issuance, subject to the lock-up agreements described in "Underwriting" and, in the case of sales pursuant to Rule 701, subject to limitations described in "Shares Eligible for Future Sale—Rule 701." If any of these holders cause a large number of securities to be sold in the public market, the sales could reduce the trading price of our common stock. These sales also could impede our ability to raise future capital. Please see "Shares Eligible for Future Sale" for a description of sales that may occur in the future.

As a new investor, you will experience substantial dilution as a result of this offering and future equity issuances and, as a result, our stock price could decline.

        The initial public offering price is substantially higher than the pro forma net tangible book value per share of our outstanding common stock. For a definition of the term pro forma net tangible book value, please see "Dilution." As a result, investors purchasing common stock in this offering will incur immediate dilution of $12.14 per share. This dilution is due in large part to earlier investors in our company having paid substantially less than the initial public offering price when they purchased their shares. In addition, pursuant to our certificate of incorporation, we are entitled to retain 50% of the net proceeds from this offering, excluding any proceeds from the exercise of the underwriters' over-allotment option, up to a maximum of $65 million. We are required to use the remaining net proceeds from this offering to satisfy redemption and dividend obligations to our existing stockholders. To the extent those obligations exceed the remaining net proceeds from this offering, we are required to issue a combination of common stock and New Redeemable preferred stock to satisfy those obligations, which will result in further dilution to investors. Investors who purchase shares of common stock in this offering will contribute approximately 78% of the total amount we have raised to fund our operations on a pro forma basis, as of March 31, 2006, after giving effect to the reorganization transactions upon the closing of this offering, but will own only approximately 29% of our common stock based upon the number of shares outstanding as of March 31, 2006. Because we may require additional funds to develop new products and continue to expand our business, we may conduct substantial future offerings of equity securities. The exercise of outstanding options and future equity issuances, including future public offerings or future private placements of equity securities and any additional shares issued in connection with acquisitions, will result in further dilution to investors.

The requirements of being a public company may strain our resources and distract management.

        As a public company, we will be subject to the reporting requirements of the Exchange Act and the Sarbanes-Oxley Act. These requirements may place a strain on our personnel, information technology systems and resources. The Exchange Act requires that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal control over financial reporting and, as part of each of our annual and quarterly reports, that our chief financial officer make certain certifications regarding our disclosure controls and procedures and internal control over financial reporting. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, significant resources and management oversight will be required. This may divert management's attention from other business concerns, which could have a material adverse effect on our business, financial condition and results of operations.

We may incur increased costs as a result of recently enacted and proposed changes in laws and regulations affecting public companies.

        Recently enacted and proposed changes in the laws and regulations affecting public companies, including the provisions of the Sarbanes-Oxley Act and rules implemented by the SEC and by the Nasdaq National Market, have required changes in corporate governance practices of public companies. We expect these new rules and regulations to increase our legal and financial compliance costs significantly and to make some activities more time-consuming and costly. For example, in anticipation of becoming a public company, we have created additional board committees and adopted policies regarding internal controls and disclosure controls and procedures. In addition, we will incur additional costs associated with our public company reporting requirements. We may need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge, and we cannot assure you that we will be able to do so without incurring material costs. The new rules could also make it more difficult or more costly for us to obtain certain types of insurance, including directors' and officers' liability insurance. We, therefore, may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers. We are presently evaluating and monitoring developments with respect to these new rules and cannot predict or estimate the amount of the additional costs we may incur or the timing of such costs.

In the quarterly reports on Form 10-Q and the annual reports on Form 10-K that we will be required to file when we become a reporting company, our management may not be able to conclude that we have effective disclosure controls and procedures, and we or our independent registered public accounting firm may not be able to conclude that we have effective internal controls over financial reporting. We will also be exposed to risks relating to evaluations of controls required by Section 404 of the Sarbanes-Oxley Act.

        After the consummation of this offering, we will be subject to the reporting requirements of the Exchange Act that require us to file, among other things, quarterly reports on Form 10-Q and annual reports on Form 10-K. Under Section 302 of the Sarbanes-Oxley Act, as a part of each of these reports, our chief executive officer and chief financial officer will be required to evaluate and report their conclusions regarding the effectiveness of our disclosure controls and procedures and to certify that they have done so. This requirement will apply to our first Form 10-Q for the quarter following effectiveness of the registration statement of which this prospectus is a part. In addition, under Section 404 of the Sarbanes-Oxley Act, we will be required to include a report of management on our internal control over financial reporting in our Form 10-K and the independent registered public accounting firm auditing our financial statements will be required to attest to and report on management's assessment of the effectiveness of our internal control over financial reporting and on the effectiveness of our internal control over financial reporting. This requirement will first apply to our Form 10-K for our fiscal year ending December 31, 2007.

        We will be evaluating our internal controls systems to allow management to report on, and our independent auditors to attest to, our internal controls. We will be performing the system and process evaluation, testing and any necessary remediation required to comply with the management certification and auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. While we anticipate being able to fully implement the requirements relating to internal controls and all other aspects of Section 404, we cannot be certain as to the timing of completion of our evaluation, testing and remediation actions or the impact of the same on our operations since there is presently no precedent available by which to measure compliance adequacy.

        If we are unable to conclude in a timely manner that our disclosure controls and procedures and internal control over financial reporting are effective, or if our independent registered public accounting firm is unable to conclude that our assessment of our internal control over financial reporting is sufficient or is unable to conclude that our internal controls over financial reporting are effective and therefore issues an adverse opinion, we may be subject to sanctions or investigation by regulatory authorities, including the SEC or the Nasdaq National Market. This type of action could adversely affect our financial results or investors' confidence in our company and our ability to access capital markets, and could cause our stock price to decline. In addition, the control and procedures that we will implement may not comply with all of the relevant rules and regulations of the SEC and the Nasdaq National Market. If we fail to develop and maintain effective controls and procedures, we may be unable to provide the required financial information in a timely and reliable manner.

We may become involved in securities class action litigation that could divert management's attention and harm our business.

        The stock market in general, and the Nasdaq National Market and the market for medical device companies in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Further, the market prices of securities of medical device companies have been particularly volatile. Factors contributing to this volatility include FDA and international actions with respect to the government regulation of medical devices and third-party reimbursement matters, changes in U.S. or international healthcare policies, and changes in the condition of the medical device industry generally. These broad market and industry factors may materially harm the market price of our common stock, regardless of our operating performance. In the past, following periods of volatility in the market price of a particular company's securities, securities class action litigation has often been brought against that company. We may become involved in this type of litigation in the future. Litigation is often expensive and diverts management's attention and resources, which could materially harm our financial condition, results of operations and business.

Anti-takeover provisions in our organizational documents and change of control provisions in some of our employment agreements and agreements with distributors, in our agreement relating to the repurchase of stock of Alphatec Pacific and in some of our outstanding debt agreements, as well as the terms of our New Redeemable preferred stock, may discourage or prevent a change of control, even if an acquisition would be beneficial to our stockholders, which could affect our stock price adversely.

        Certain provisions of our amended and restated certificate of incorporation and restated by-laws that will be effective upon the completion of this offering could discourage, delay or prevent a merger, acquisition or other change in control that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares. These provisions also could limit the price that investors might be willing to pay in the future for shares of our common stock, thereby depressing the market price of our common stock. Stockholders who wish to participate in these transactions may not have the opportunity to do so. Furthermore, these provisions could prevent or frustrate attempts by our stockholders to replace or remove our management. These provisions:

  •
  allow the authorized number of directors to be changed only by resolution of our board of directors;

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  allow vacancies on our board of directors to be filled only by resolution of our board of directors;

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  authorize our board of directors to issue, without stockholder approval, blank check preferred stock that, if issued, could operate as a "poison pill" to dilute the stock ownership of a potential hostile acquirer to prevent an acquisition that is not approved by our board of directors;

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  require that stockholder actions must be effected at a duly called stockholder meeting and prohibit stockholder action by written consent;

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  establish advance notice requirements for stockholder nominations to our board of directors and for stockholder proposals that can be acted on at stockholder meetings; and

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  limit who may call stockholder meetings.

        Some of our employment agreements and all of our restricted stock agreements and incentive stock option agreements provide for accelerated vesting of benefits, including full vesting of restricted stock and options, upon a change of control. A limited number of our agreements with our distributors include a provision that extends the term of the distribution agreement upon a change in control and makes it more difficult for us or our successor to terminate the agreement. This initial public offering will not constitute a change of control under such agreements. In connection with our sale of 20% of the stock of Alphatec Pacific to Mr. Roy Yoshimi, we entered into a stock purchase agreement pursuant to which we have an obligation to repurchase that stock upon certain changes of control at a purchase price based on revenues of Alphatec Pacific. Alphatec Pacific borrowed ¥350.0 million, or approximately $3.0 million from Mr. Yoshimi, which, along with a fee, is also payable in full upon certain changes in control. We intend to repay this loan out of the net proceeds of this offering. These provisions may discourage or prevent a change of control.

        In addition, in the event of a change of control, we would be required to redeem all outstanding shares of our New Redeemable preferred stock for an aggregate of $30 million, assuming an initial public offering price of $14.00 per share. Further, our amended and restated certificate of incorporation permits us to issue additional shares of preferred stock. The terms of our New Redeemable preferred stock or any new preferred stock we may issue could have the effect of delaying, deterring or preventing a change in control.

We do not intend to pay cash dividends.

        We have never declared or paid cash dividends on our capital stock and, with the exception of the dividends payable in connection with the reorganization transactions, we do not anticipate paying any cash dividends in the foreseeable future. We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business. In addition, the terms of any future debt or credit facility may preclude us from paying any dividends. As a result, capital appreciation, if any, of our common stock will be your sole source of potential gain for the foreseeable future.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements that are based on our management's beliefs and assumptions and on information currently available to us. The forward-looking statements are contained principally in the sections entitled "Summary," "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." When used in this prospectus, the words "anticipate," "believe," "could," "estimate," "will," "may," "plan," "should," "intend," and "expect" and similar expressions identify forward-looking statements. Although we believe that our plans, intentions, and expectations reflected in any forward-looking statements are reasonable, these plans, intentions, or expectations may not be achieved. Our actual results, performance, or achievements could differ materially from those contemplated, expressed, or implied, by the forward-looking statements contained in this prospectus. Important factors that could cause actual results to differ materially from our forward-looking statements are set forth in this prospectus, including under the heading "Risk Factors." Given these factors, you should not place undue reliance on these forward-looking statements. Also, forward-looking statements represent our management's beliefs and assumptions only as of the date of this prospectus. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth in this prospectus. These statements include, among other things, statements relating to:

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  the timing, costs and other limitations involved in obtaining regulatory approval for any of our product candidates and continued compliance with governmental regulation of our existing products and activities;

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  our ability to market, commercialize and achieve market acceptance of any of our products or any product candidates that we are developing or may develop in the future;

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  our ability to protect our intellectual property and operate our business without infringing upon the intellectual property rights of others;

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  our estimates of market sizes and anticipated uses of our products;

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  our estimates regarding anticipated operating losses, future revenue, expenses, capital requirements, liquidity and our needs for additional financing;

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  the availability of adequate reimbursement from third-party payors in the United States and foreign markets;

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  our ability to maintain an adequate sales network for our products, including independent distributors;

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  our ability to remediate the material weakness in our internal control over financial reporting;

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  our ability to conclude that we have effective disclosure controls and procedures;

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  any potential requirement by regulatory agencies that we restructure our relationships and/or equity issuances with referring surgeons;

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  our ability to obtain sufficient amounts of raw materials to meet our manufacturing needs;

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  the long-term safety of our products;

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  our ability to develop and maintain relationships with key surgeon advisors;

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  our business strategy and our underlying assumptions about market data, demographic trends and trends in the treatment of spine disorder;

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  our ability to scale up our manufacturing capabilities and facilities;

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  our use of the proceeds of this offering;

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  our projected capital expenditures;

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  potential changes to the healthcare delivery systems and payment methods by Congress and certain state legislatures;

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  our ability to integrate the assets and operations of Alphatec Spine and Cortek or of any other businesses, products or technologies we might acquire in the future;

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  our ability to attract and retain a qualified management team, as well as other qualified personnel and advisors; and

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  our ability to manage the risks associated with international operations.

        Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

USE OF PROCEEDS

        We estimate that our net proceeds from the sale of 9,300,000 shares of common stock in this offering will be approximately $114.7 million, assuming an initial public offering price of $14.00 per share, after deducting underwriting discounts and commissions and estimated offering costs. If the over-allotment option is exercised in full, we estimate that our net proceeds will be approximately $132.9 million.

        We expect to use $48.0 million of the net proceeds from this offering to expand our sales and marketing activities, to support our research and development efforts, to fund the clearance or approval and subsequent commercialization of our near-term product candidates, and to acquire complementary businesses, products, or technologies, or to obtain the right to use such complementary technologies. We have no present understandings, commitments or agreements to acquire any businesses products or technologies.

        Based on the amounts outstanding at March 31, 2006, we anticipate using approximately $9.4 million of the net proceeds of this offering to reduce our outstanding indebtedness as follows:

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  approximately $6.8 million to reduce current amounts outstanding under our $10.0 million revolving credit facility with Bank of the West, which may be reborrowed; and

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  approximately $2.6 million to repay a loan from the Chairman, President and Chief Executive Officer of Alphatec Pacific, which bears an effective interest rate of 18.46% to its scheduled maturity and is payable in monthly installments through May 2007.

        We will use approximately $57.4 million of the net proceeds from this offering to satisfy redemption and dividend obligations to our existing stockholders, which will be approximately $100.0 million on May 22, 2006. Of such proceeds, $48.4 million will be used to satisfy our aggregate redemption obligations, and $9.0 million will be used to satisfy our aggregate dividend obligations.

        Our estimated offering costs include $1.0 million to pay an advisory fee, and approximately $0.2 million to pay out of pocket costs which may be incurred, to HealthpointCapital, LLC, an affiliate of HealthpointCapital.

        Pursuant to the terms of our certificate of incorporation, we are entitled to retain 50% of the net proceeds from this offering, excluding any proceeds from the exercise of the underwriters' over-allotment option, up to $65 million. We are required to use the remaining net proceeds from this offering to satisfy redemption and dividend obligations to holders of our outstanding Series A preferred stock, Series A-1 preferred stock, Series B preferred stock, Rolling common stock, Series A common stock, Series A-1 common stock, Series B common stock, and Series C common stock. To the extent those obligations exceed the remaining net proceeds from this offering, we are required to issue a combination of common stock and New Redeemable preferred stock to satisfy those obligations. We will not issue more than $30 million of New Redeemable preferred stock. In addition, we are required to use all of the net proceeds from any exercise of the underwriters' over-allotment option to redeem any outstanding shares of New Redeemable preferred stock.

        The amounts that we actually expend for operating and working capital purposes may vary significantly depending on a number of factors, including the timing and success of any FDA clearances we may seek in the future, the timing of regulatory submissions, the status and timing of our research and development efforts, the amount of proceeds actually raised in this offering, the amount of cash generated by our operations, the amount of competition we face and the success we have with obtaining any required technology or licenses and entering into collaboration arrangements. As a result, management will retain broad discretion over the allocation of the net proceeds from this offering.

        All of our calculations involving the payment in the reorganization transactions of the accrued and unpaid dividends on each of our series of common stock for a combination of cash, common stock and

New Redeemable preferred stock are based on the amount of accrued and unpaid dividends on our series of common stock through May 22, 2006. The actual number of shares of common stock and New Redeemable preferred stock issued and cash paid will differ based on the amount of accrued and unpaid dividends through the closing date of this offering.

        Of the net proceeds of this offering to be used to satisfy our redemption and dividend obligations to our existing stockholders, approximately $36.3 million will be paid to our executive officers, key employees and principal stockholders as described under "Certain Relationships and Related Transactions."

        Pending use of the net proceeds of this offering, we intend to invest the net proceeds in short-term investment grade and U.S. government securities.

DIVIDEND POLICY

        We have never declared or paid any cash dividends on our capital stock and, with the exception of the dividends payable in connection with the reorganization transactions, we do not anticipate paying any cash dividends in the foreseeable future. We currently intend to retain all available funds and any future earnings to support operations and finance the growth and development of our business. Any future determination related to our dividend policy will be made at the discretion of our board of directors.

CAPITALIZATION

        The following table summarizes our capitalization as of March 31, 2006:

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  on an actual basis; and

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  on a pro forma as adjusted basis to reflect the reorganization transactions, including the conversion of each share of each series of our outstanding common stock into 3.57 shares of common stock, the effectiveness of our amended and restated certificate of incorporation and the sale of the 9,300,000 shares of common stock by us in this offering at an assumed initial public offering price of $14.00 per share and the application of the net proceeds therefrom as described in "Use of Proceeds" as if such transactions occurred on March 31, 2006.

        You should read the following information together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements, the financial statements of Cortek and our unaudited pro forma condensed combined consolidated statements of operations and the notes to those statements and information included elsewhere in this prospectus.

	Actual	Pro Forma As Adjusted
	(in thousands, except share and par value data)
Long-term debt, less current portion	$1,558	$1,558
Note payable to related party, less current portion	456	—
Minority interest	3,120	3,120
Redeemable convertible preferred, Rolling common and Series C common stock, $0.0001 par value; actual—10,929,094 shares authorized; 8,781,011 shares issued and outstanding; pro forma as adjusted—no shares authorized, issued or outstanding	101,579	—
Stockholders' equity (deficit):
New Redeemable preferred stock, $0.0001 par value; actual—no shares authorized, issued or outstanding; pro forma as adjusted—15,000,000 shares authorized; 2,142,722 shares issued and outstanding	—	—
Common stock (excluding Rolling and Series C common stock) $0.0001 par value; actual—19,845,616 shares authorized; 5,714,750 shares issued and outstanding; pro forma as adjusted—200,000,000 shares authorized; 31,813,555 shares issued and outstanding	1	3
Additional paid-in capital	—	158,926
Accumulated other comprehensive income	87	87
Accumulated deficit	(25,643)	(26,023)

Total stockholders' equity (deficit)	(25,555)	132,993

Total capitalization	$81,158	$137,671

        The number of shares of our common stock to be outstanding immediately after this offering is based on the number of shares outstanding on April 15, 2006. This number of shares outstanding excludes:

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  509,863 shares of our common stock issuable upon the exercise of outstanding stock options at a weighted average exercise price of $3.88 per share;

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  79,812 shares of our common stock reserved for future issuance under our stock plan as of April 15, 2006 and an additional 4,258,000 shares of our common stock to be reserved upon consummation of this offering for future issuance under our stock plan; and

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  1,395,000 shares of our common stock issuable if the underwriters exercise their over-allotment option.

DILUTION

        If you invest in our common stock, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock after this offering. We calculate pro forma net tangible book value per share by dividing the net tangible book value, our tangible assets less total liabilities, by the number of outstanding shares of our common stock.

        After giving effect to the reorganization transactions, including the conversion of each share of each series of our outstanding common stock into 3.57 shares of common stock, and the sale of 9,300,000 shares of common stock by us at an assumed initial public offering price of $14.00 per share and the application of the net proceeds therefrom as described under "Use of Proceeds," our pro forma net tangible book value as of March 31, 2006 would be $59.3 million, or $1.86 per share. This represents an immediate increase in the pro forma net tangible book value (deficit) of $6.73 per share to existing stockholders and an immediate dilution of $12.14 per share to new investors purchasing shares in this offering at an assumed initial public offering price of $14.00 per share. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$14.00
Historical net tangible book value (deficit) per share as of March 31, 2006	$(4.87)
Increase in pro forma net tangible book value per share attributable to new investors and the reorganization transactions	6.73

Pro forma net tangible book value per share after this offering		1.86

Dilution per share to new investors in this offering		$12.14

        If the underwriters exercise their over-allotment option in full, the pro forma net tangible book value per share would decrease to $1.78, and the dilution per share to new investors would be $12.22. If all outstanding stock options with exercise prices less than the initial public offering price were exercised, the pro forma net tangible book value per share would increase to $1.89, and the dilution per share to new investors would decrease to $12.11. If the underwriters exercise their over-allotment in full and all outstanding stock options with exercise prices less than the initial public offering price were exercised, the pro forma net tangible book value per share would decrease to $1.81, and the dilution per share to new investors would increase to $12.19.

        The following table shows, on a pro forma basis, as of March 31, 2006, after giving effect to the reorganization transactions upon the closing of this offering, the differences between our existing stockholders and investors in this offering with respect to the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by our existing stockholders and the price per share paid by investors in this offering before deducting estimated underwriting discounts and commissions and our estimated offering expenses:

	Shares Purchased		Total Consideration
					Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	22,513,555	71%	$36,233,085	22%	$1.61
New investors	9,300,000	29%	$130,200,000	78%	$14.00

Total	31,813,555	100%	$166,433,085	100%

        Assuming the underwriters' over-allotment option is exercised in full, the percentage of shares of common stock held by existing stockholders will be reduced to 68% and the number of shares of common stock held by new investors will be increased to 10,695,000, or 32%. Assuming that all stock options with exercise prices less than the initial public offering price are exercised, the percentage of shares of common stock held by existing stockholders will be 71% and the percentage of shares of common stock held by new investors will be 29%. Assuming the underwriters' over-allotment option is exercised in full, and that all stock options with exercise prices less than the initial public offering price are exercised, the percentage of shares of common stock held by existing stockholders will be reduced to 68% and the number of shares of common stock held by new investors will be increased to 10,695,000, or 32%.

        Unless otherwise noted, the data above assumes no exercise of any stock options or the underwriters' over-allotment option to purchase up to 1,395,000 shares of our common stock. As of April 15, 2006 there were:

  •
  509,863 shares of our common stock issuable upon the exercise of outstanding stock options at a weighted average exercise price of $3.88 per share; and

  •
  79,812 shares of our common stock reserved for future issuance under our stock plan as of April 15, 2006 and an additional 4,258,000 shares of our common stock to be reserved upon consummation of this offering for future issuance under our stock plan.

SELECTED CONSOLIDATED FINANCIAL DATA

        The following tables summarize our historical consolidated financial data for the periods presented. Accordingly, the information presented does not reflect the reorganization transactions to be completed in connection with the consummation of this offering. We have derived the summary consolidated financial data as of December 31, 2004 and December 31, 2005 and for the years ended December 31, 2003 and 2004, and the periods from January 1, 2005 to March 17, 2005 and March 18, 2005 to December 31, 2005, from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated financial data for the years ended December 31, 2001 and 2002, the period from March 18, 2005 to March 31, 2005 and the three months ended March 31, 2006 and the consolidated balance sheet data as of March 31, 2006, are derived from our unaudited consolidated financial statements, which, in the opinion of management, contain all adjustments necessary for a fair presentation of the consolidated financial data.

        Alphatec Predecessor refers to Alphatec Spine prior to its acquisition by Alphatec Holdings on March 18, 2005. Alphatec Combined refers to the combined results of Alphatec Predecessor and Alphatec Holdings.

        You should read the following information together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements, the financial statements of Cortek and our unaudited pro forma condensed combined consolidated statements of operations and the notes to those statements and information included elsewhere in this prospectus.

	Alphatec Predecessor					Alphatec Holdings	Alphatec Combined	Alphatec Holdings	Alphatec Combined	Alphatec Holdings
					Period from January 1, 2005 to March 17, 2005	Period from March 18, 2005 to December 31, 2005		Period from March 18, 2005 to March 31, 2005
	Years ended December 31,								Three months ended March 31, 2005	Three months ended March 31, 2006
							Year ended December 31, 2005
	2001	2002	2003	2004
	(unaudited)	(unaudited)					(unaudited)	(unaudited)	(unaudited)	(unaudited)
Consolidated Statements of Operations Data
Revenues	$13,961,564	$11,336,919	$10,890,776	$17,821,345	$6,050,083	$36,275,614	$42,325,697	$851,266	$6,901,349	$18,029,301
Cost of revenues:
Product	5,290,796	4,154,745	3,589,548	4,791,639	1,341,869	11,625,490	12,967,359	247,818	1,589,687	4,860,703
Royalties	554,771	343,799	113,409	668,853	340,613	2,345,604	2,686,217	71,188	411,801	858,128
Amortization of purchased intangibles	—	—	—	—	—	2,068,736	2,068,736	—	—	690,624

Gross profit	8,115,997	6,838,375	7,187,819	12,360,853	4,367,601	20,235,784	24,603,385	532,260	4,899,861	11,619,846

Operating expenses:
Research and development	326,147	415,696	520,506	1,176,671	215,773	751,302	967,075	77,363	293,136	704,534
In-process research and development	—	—	—	—	—	3,100,000	3,100,000	3,100,000	3,100,000	—
Selling, general and administrative	7,512,638	7,220,692	7,209,522	11,006,372	5,228,175	30,351,687	35,579,862	701,407	5,929,582	14,025,579

Total operating expenses	7,838,785	7,636,388	7,730,028	12,183,043	5,443,948	34,202,989	39,646,937	3,878,770	9,322,718	14,730,113

Operating income (loss)	277,212	(798,013)	(542,209)	177,810	(1,076,347)	(13,967,205)	(15,043,552)	(3,346,510)	(4,422,857)	(3,110,267)
Other income (expense), net	(181,429)	(240,005)	(250,016)	427,771	(110,727)	(1,937,331)	(2,048,058)	(1,089)	(111,816)	(1,491,858)

Income (loss) before tax	95,783	(1,038,018)	(792,225)	605,581	(1,187,074)	(15,904,536)	(17,091,610)	(3,347,599)	(4,534,673)	(4,602,125)
Income tax provision (benefit)	3,900	3,900	41,280	96,127	1,467	(3,038,900)	(3,037,433)	148,095	149,562	1,274,327

Net income (loss)	91,883	(1,041,918)	(833,505)	509,454	(1,188,541)	(12,865,636)	(14,054,177)	(3,495,694)	(4,684,235)	(5,876,452)
Accretion to redemption value of redeemable convertible preferred, Rolling common and Series C common stock	—	—	—	—	—	(7,600,782)	(7,600,782)	(230,721)	(230,721)	(1,942,313)

Net income (loss) applicable to common stockholders	$91,883	$(1,041,918)	$(833,505)	$509,454	$(1,188,541)	$(20,466,418)	$(21,654,959)	$(3,726,415)	$(4,914,956)	$(7,818,765)

Net income (loss) per common share(1):
Basic	$0.01	$(0.11)	$(0.09)	$0.06	$(0.13)	$(4.01)		$(0.86)		$(1.50)

Diluted	$0.01	$(0.11)	$(0.09)	$0.05	$(0.13)	$(4.01)		$(0.86)		$(1.50)

Weighted average shares used in computing net income (loss) per share:
Basic	9,430,871	9,432,359	9,298,149	9,178,904	9,211,003	5,098,220		4,338,169		5,214,925

Diluted	9,510,105	9,432,359	9,298,149	9,620,365	9,211,003	5,098,220		4,338,169		5,214,925

(1)
See Note 1 of the notes to our consolidated financial statements for a description of the calculation of the net income (loss) per common share.

	Alphatec Predecessor
					Alphatec Holdings
	As of December 31,
					As of December 31, 2005
	2001	2002	2003	2004		As of March 31, 2006
	(unaudited)	(unaudited)				(unaudited)
Consolidated Balance Sheet Data
Cash and cash equivalents	$977,306	$1,123,457	$753,857	$1,556,770	$2,180,366	$790,557
Working capital (deficit)	2,856,898	1,459,662	653,235	725,558	4,248,763	(3,932,269)
Total assets	9,210,759	7,079,962	6,288,577	11,306,414	109,138,786	115,724,587
Long-term debt, less current portion	2,749,760	1,310,436	1,326,863	2,437,717	1,727,461	1,558,025
Note payable to related party, less current portion	—	—	—	—	780,626	455,886
Redeemable convertible preferred, Rolling common and Series C common stock	—	—	—	—	99,413,339	101,578,637
Total stockholders' equity (deficit)	3,050,413	2,038,700	997,848	1,828,188	(19,256,657)	(25,555,665)

UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2005

        The following unaudited pro forma condensed combined consolidated statements of operations are based on the historical consolidated statement of operations of Alphatec Spine, as predecessor, for the period from January 1, 2005 to March 17, 2005, the historical consolidated statement of operations of Alphatec Holdings for the period from March 18, 2005 to December 31, 2005 and the historical statement of operations of Cortek for the period from January 1, 2005 to September 8, 2005, each included in this prospectus. The historical statements of operations have been adjusted to reflect the acquisitions of Alphatec Spine and Cortek as if the acquisitions had occurred on January 1, 2005. The pro forma adjustments are described in the notes to the pro forma statements of operations and are based on available information and assumptions that management believes are reasonable. The pro forma statements of operations are not necessarily indicative of our future results of operations or results of operations that would have actually occurred had the acquisitions been consummated as of January 1, 2005. This historical and pro forma information does not reflect the reorganization transactions to be completed in connection with the consummation of this offering.

        Both the Alphatec Spine and Cortek acquisitions were accounted for under the purchase method of accounting, and accordingly, the purchase price of each acquisition was allocated to the net assets acquired based on estimates of the fair values at the date of acquisition which may be subject to future adjustments.

        You should read the following information together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements, the financial statements of Cortek and the notes to those statements and information included elsewhere in this prospectus.

	Alphatec Predecessor	Alphatec Holdings
			Cortek	Pro forma adjustments relating to acquisition of Alphatec Predecessor		Pro forma adjustments relating to acquisition of Cortek		Pro forma for the twelve months ended December 31, 2005
	Period from January 1, 2005 to March 17, 2005	Period from March 18, 2005 to December 31, 2005	Period from January 1, 2005 to September 8, 2005
	(historical)	(historical)	(historical)
Revenues	$6,050,083	$36,275,614	$6,922,768	$—		$(617,480	)(4)	$48,630,985
Cost of revenues:
Product	1,341,869	11,625,490	4,174,018	(1,085,000	)(1)	(617,480	)(4)	15,234,397
						(204,500	)(1)
Royalties	340,613	2,345,604	—	—		—		2,686,217
Amortization of purchased intangibles	—	2,068,736	—	684,999	(2)	—		2,753,735

Gross profit	4,367,601	20,235,784	2,748,750	400,001		204,500		27,956,636

Operating expenses:
Research and development	215,773	751,302	168,116	—		—		1,135,191
In-process research and development	—	3,100,000	—	(3,100,000	)(1)	—		—
Selling, general and administrative	5,228,175	30,351,687	4,176,296	—		—		39,756,158

Total operating expenses	5,443,948	34,202,989	4,344,412	(3,100,000)		—		40,891,349

Operating income (loss)	(1,076,347)	(13,967,205)	(1,595,662)	3,500,001		204,500		(12,934,713)
Other income (expense), net	(110,727)	(1,937,331)	(3,957)	64,476	(3)	47,038	(5)	(1,940,501)

Income (loss) before tax	(1,187,074)	(15,904,536)	(1,599,619)	3,564,477		251,538		(14,875,214)
Income tax provision (benefit)	1,467	(3,038,900)	(945,071)	—	(6)	—	(6)	(3,982,504)

Net income (loss)	(1,188,541)	(12,865,636)	(654,548)	3,564,477		251,538		(10,892,710)
Accretion to redemption value of redeemable convertible preferred stock, Rolling common and Series C common stock	—	(7,600,782)	—	—		—		(7,600,782)

Net income (loss) applicable to common stockholders	$(1,188,541)	$(20,466,418)	$(654,548)	$3,564,477		$251,538		$(18,493,492)

Net income (loss) per common share:
Basic		$(4.01)						$(3.63)

Diluted		$(4.01)						$(3.63)

Weighted average shares used in computing net income (loss) per share:
Basic		5,098,220						5,098,220

Diluted		5,098,220						5,098,220

(1)
Reflects an adjustment to eliminate charges for purchased in-process research and development and inventory step-up adjustments expensed during the period from March 18, 2005 to December 31, 2005, which are material non-recurring acquisition related charges.

(2)
Reflects an adjustment for amortization of purchased intangible assets as if they had been acquired on January 1, 2005. The amount of the adjustment represents the amortization of $13.7 million of acquired developed product technology from January 1, 2005 to March 17, 2005 on a straight-line basis using a five-year life.

(3)
Reflects an adjustment for interest expense related to $2.7 million of debt paid off by Alphatec Holdings when it acquired Alphatec Spine.

(4)
Reflects the elimination of sales and cost of sales related to Cortek sales to Alphatec Predecessor and Alphatec Holdings during the period from January 1, 2005 to September 8, 2005.

(5)
Reflects an adjustment for interest expense related to debt paid off by Alphatec Holdings when it acquired substantially all of the assets of Cortek.

(6)
There is no tax benefit provided since Alphatec Holdings has losses in excess of its available deferred tax credits.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        You should read the following discussion in conjunction with the "Selected Consolidated Financial Data" section and our consolidated financial statements, the financial statements of Cortek and our unaudited pro forma condensed combined consolidated statements of operations, and the notes to those statements and information included elsewhere in this prospectus. This discussion does not reflect the reorganization transactions to be completed in connnection with the consummation of this offering. The statements in this discussion regarding industry outlook, our expectations regarding our future performance, liquidity and capital resources and other non-historical statements are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described in the "Risk Factors" and "Special Notice Regarding Forward-Looking Statements" sections of this prospectus. Our actual results may differ materially from those contained in or implied by any forward-looking statements.

Overview

        We are a medical device company that designs, develops, manufactures and markets spinal surgery implants used in the treatment of spine disorders. Our principal product offering addresses the U.S. market for spine fusion products, which is estimated at $2.2 billion for 2004 and expected to grow at a compounded annual growth rate of 10.5% to $3.0 billion in 2007. Our principal product offering includes a wide variety of spinal implant products and systems comprised of components such as spine screws, rods, spinal spacers, and plates. We manufacture substantially all of our products in our Carlsbad, California facilities and we market our products primarily in the U.S. and Japan. All of our currently marketed medical device products have been cleared by the FDA. Our products were used in approximately 4,500 spine fusion surgeries in 2005 and in over 1,600 spine fusion surgeries in the quarter ended March 31, 2006.

        Alphatec Holdings acquired all of the outstanding capital stock of Alphatec Spine on March 18, 2005 for aggregate consideration of approximately $76.5 million (including assumed debt and direct costs). Prior to the acquisition of Alphatec Spine, Alphatec Holdings had no assets other than cash raised to finance the acquisition. Alphatec Holdings raised $87.3 million from HealthpointCapital and other investors in its initial financings to fund the acquisition and ongoing operations and made cash payments totaling $70.0 million to the former stockholders of Alphatec Spine, assumed debt of $5.5 million and incurred direct costs of $1.0 million in connection with the acquisition. In connection with the acquisition, we repaid $2.7 million of the debt we had assumed. We have not achieved profitability since we acquired Alphatec Spine and anticipate that we will continue to incur net losses for the foreseeable future. When we acquired Alphatec Spine, the shareholders of Alphatec Spine agreed to indemnify us pursuant to the merger agreement for one year for certain claims that we might have. We have made a claim for indemnification for $4.5 million primarily in connection with obsolete inventory, tax liabilities and uncollectible accounts receivable.

        To complement our existing spinal implant business, on September 9, 2005 we acquired certain assets and liabilities of Cortek for aggregate consideration of approximately $7.9 million (including assumed debt and direct costs). The Cortek transaction provided us with a broader product offering, including a wide range of precision milled allograft spacers. The procurement and processing of human tissue that we use in our allograft products is performed by third-party tissue suppliers and processors.

        From January 1, 2006 through April 15, 2006, approximately 180 surgeons used our products in surgical procedures. Although our products generally are purchased by hospitals and surgical centers, orders are typically placed at the request of surgeons who want to use our products for a surgical procedure. The ten largest surgeon users of our products accounted for approximately 35.5% and 34.3% of our revenues in the twelve months ended December 31, 2005 and 2004, respectively, and 24.1% of our revenues in the three months ended March 31, 2006. During the twelve months ended December 31, 2005 and 2004, and the three months ended March 31, 2006, no single surgeon, hospital or surgical center represented greater than 10% of our consolidated revenues. Additionally, we sell a broad array of products, which diminishes our reliance on any single product.

        As of April 15, 2006, our products were sold in the U.S. through a network of approximately 52 independent distributors, which we believe employ approximately 140 sales agents. We also employ 43 direct sales representatives and sales executives, 28 of whom sell our products in the U.S. and 15 of whom sell our products in Japan.

        To assist us in evaluating our product development strategy, we regularly monitor long-term technology trends in the spinal implant industry. Additionally, we consider the information obtained from discussions with the surgeon community in connection with the demand for our products, including potential new product launches. We also use this information to help determine our competitive position in the spinal implant industry and our plant manufacturing capacity requirements.

        Our management also considers several variables associated with the ongoing operations of our business, including surgeon and market demand, product life cycle, scheduled manufacturing, purchasing activity and inventory levels and costs associated therewith, head count, research and development and selling and general and administrative expenses. We are currently focused on increasing the size and effectiveness of our sales force, marketing activities, research and development efforts, inventory management, management team and corporate infrastructure.

Results of Operations

        The table below sets forth certain statements of operations data expressed as a percentage of revenues for the periods indicated. Statements of operations data in the table below include the results of the Cortek business since its acquisition on September 9, 2005. Alphatec Predecessor refers to Alphatec Spine prior to its acquisition by Alphatec Holdings on March 18, 2005. Alphatec Combined refers to the combined results of Alphatec Predecessor and Alphatec Holdings. Our historical results are not necessarily indicative of the operating results that may be expected in the future.

	Alphatec Predecessor			Alphatec Holdings	Alphatec Combined	Alphatec Holdings	Alphatec Combined	Alphatec Holdings
			Period from January 1, 2005 to March 17, 2005	Period from March 18, 2005 to December 31, 2005
	Years ended December 31,					Period from March 18, 2005 to March 31, 2005
							Three months ended March 31, 2005	Three months ended March 31, 2006
					Year ended December 31, 2005
	2003	2004
						(unaudited)	(unaudited)	(unaudited)
Revenues	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenues:
Product	33.0	26.9	22.2	32.0	30.6	29.1	23.0	27.0
Royalties	1.0	3.8	5.6	6.5	6.3	8.4	6.0	4.8
Amortization of purchased intangibles	0.0	0.0	0.0	5.7	4.9	0.0	0.0	3.8

Gross profit	66.0	69.4	72.2	55.8	58.1	62.5	71.0	64.4

Operating expenses:
Research and development	4.8	6.6	3.6	2.1	2.3	9.1	4.2	3.9
In-process research and development	0.0	0.0	0.0	8.5	7.3	364.2	44.9	0.0
Selling, general and administrative	66.2	61.8	86.4	83.7	84.1	82.4	85.9	77.8

Total operating expenses	71.0	68.4	90.0	94.3	93.7	455.6	135.1	81.7

Operating income (loss)	(5.0)	1.0	(17.8)	(38.5)	(35.5)	(393.1)	(64.1)	(17.3)
Other income (expense), net	(2.3)	2.4	(1.8)	(5.3)	(4.8)	(0.1)	(1.6)	(8.2)

Income (loss) before tax	(7.3)	3.4	(19.6)	(43.8)	(40.4)	(393.2)	(65.7)	(25.5)
Income tax provision (benefit)	0.4	0.5	0.0	(8.4)	(7.2)	17.4	2.2	7.1

Net income (loss)	(7.7)	2.9	(19.6)	(35.5)	(33.2)	(410.6)	(67.9)	(32.6)
Accretion to redemption value of redeemable convertible preferred stock, Rolling common and Series C common stock	0.0	0.0	0.0	(21.0)	(18.0)	(27.1)	(3.3)	(10.8)

Net income (loss) applicable to common stockholders	(7.7)%	2.9%	(19.6)%	(56.4)%	(51.2)%	(437.7)%	(71.2)%	(43.4)%

Revenues and Expense Components

        The following is a description of the primary components of our revenues and expenses:

        Revenues.    We derive our revenues primarily from the sale of spinal surgery implants used in the treatment of spine disorders. Spinal implant products include spine screws, spinal spacers and plates. Our revenues are generated by our direct sales force and independent distributors. Our products are ordered directly by surgeons and shipped and billed to hospitals or surgical centers. Prior to its acquisition by Alphatec Holdings, Alphatec Spine generated a portion of its U.S. revenues from orthopedic trauma products. We expect that our future revenues in the U.S. will be solely generated from spinal surgery products. In Japan, where orthopedic trauma surgeons also perform most spine surgeries, we have sold and will continue to sell orthopedic trauma products in order to introduce our spine fusion products.

        Product costs.    We manufacture substantially all of the products that we sell. Our product costs consist primarily of direct labor, manufacturing overhead, raw materials and components, and depreciation of our surgical instruments. Allograft product costs include the cost of procurement and processing of human tissue.

        Royalties.    We incur royalties related to technology we license from others and products developed in part by surgeons with whom we collaborate in the product development process. The majority of our royalties relate to payments under the 555 license agreement with Biomet. This agreement relates to the polyaxial feature of our pedicle screws and provides for a fixed rate charge based on the number of products sold that incorporate this technology.

        Amortization of purchased intangibles.    Amortization of purchased intangibles consists of amortization of developed product technology that we purchased in our acquisition of Alphatec Spine. Purchased developed product technology represents the proprietary knowledge that was technologically feasible on March 18, 2005, the date of acquisition, and includes all fully functioning products at that date. We amortize the developed product technology over five years.

        Research and development.    Research and development expense consists of costs associated with the design, development, testing, enhancement and regulatory clearance of our products. Research and development costs also include salaries and related employee benefits, research-related overhead expenses and fees paid to external service providers.

        In-process research and development.    In-process research and development consists of acquired research and development assets that were not currently technologically feasible on the date we acquired Alphatec Spine, and had no alternative future use at that date.

        Selling, general and administrative.    Our selling, general and administrative expense consists primarily of salaries and related employee benefits, sales commissions and support costs, professional services and fees paid for external service providers, and travel, trade show and marketing costs.

        Other income (expense), net.    We have a stock purchase agreement in place that could require us to repurchase shares of stock of Alphatec Pacific based on the fair market value of those shares. We granted the put right to the Chairman, President and Chief Executive Officer of Alphatec Pacific in connection with a loan he made to Alphatec Pacific to finance the repurchase of Alphatec Pacific's distribution rights in Japan. Other income (expense), net primarily consists of interest expense, including the change in fair value of the put right related to those shares and amortization of the related debt issuance costs, as discussed in Note 7 of our consolidated financial statements included elsewhere in this prospectus.

        Income tax provision (benefit).    Income tax provision (benefit) prior to March 18, 2005 had not been significant. The tax benefit generated during the period from March 18, 2005 to December 31, 2005 primarily results from our net operating loss offset by non-deductible items including in-process research and development, certain stock-based compensation and interest expense resulting from the change in the fair market value of the put right related to shares of Alphatec Pacific subject to the stock purchase agreement. We were able to realize tax benefits on our operating loss to the extent we have deferred tax credits in an equal or greater amount. Income tax expense for the quarter ended March 31, 2006 primarily results from non-deductible items including stock-based compensation and interest expense resulting from the change in the fair market value of the put right related to shares of Alphatec Pacific subject to the stock purchase agreement. The income tax expense for the quarter ended March 31, 2006 is based on the projected income tax expense for 2006.

        Accretion to redemption value of redeemable convertible preferred stock, Rolling common and Series C common stock.    Accretion to redemption value of redeemable convertible preferred stock, Rolling common and Series C common stock consists of the increase in carrying value of the redeemable convertible preferred, Rolling common and Series C common stock as a result of the periodic accretion to the estimated redemption value as of the earliest redemption date.

Three Months Ended March 31, 2006 Compared to the Three Months Ended March 31, 2005

        Revenues.    Revenues increased $11.1 million, or 161.3%, to $18.0 million for the three months ended March 31, 2006 from $6.9 million for the same period in 2005. Approximately $8.1 million of the increase in revenues was due to the expansion of our sales and distribution network in the U.S., which led to increased sales of our Zodiac and Novel products, and increased sales related to our September 2005 acquisition of Cortek. The remaining $3.0 million of this increase was related to increased sales in Japan due to the expansion of our sales force following the August 2005 reacquisition of our Japanese distribution rights, as well as the November 2005 acquisition of Ishibe Medical. We expect that revenues for fiscal 2006 will continue to increase due to the planned expansion of our sales force and increased market penetration.

        Product costs.    Product costs increased to $4.9 million for the three months ended March 31, 2006 from $1.6 million for the same period in 2005. The increase in product costs resulted primarily from the increase in product revenues noted above. Product costs as a percentage of revenue were 27.0% for the three months ended March 31, 2006 compared to 23.0% for the same period in 2005. The increase was principally due to the inclusion of deferred stock-based compensation costs that were not applicable in the first quarter of 2005 and to a greater mix of allograft and international product contributions for which product costs are greater as a percentage of revenue.

        Royalties.    Royalties increased to $0.9 million for the three months ended March 31, 2006 from $0.4 million for the same period in 2005. The increase in royalties resulted primarily from increased sales of royalty-bearing products, particularly our Zodiac polyaxial pedicle screw. We expect that our Zodiac polyaxial pedicle screw will continue to represent a significant part of our revenues for the foreseeable future.

        Amortization of purchased intangibles.    Amortization of purchased intangibles was $0.7 million for the three months ended March 31, 2006. These costs relate to the March 2005 acquisition of Alphatec Spine by HealthpointCapital. There were no comparable costs for the three month period ended March 31, 2005.

        Gross profit.    Gross profit of 64.4% of revenues for the three months ended March 31, 2006 decreased 6.6 percentage points from 71.0% for the same period in 2005 primarily due to the amortization of purchased intangibles mentioned above. We anticipate that gross profit as a percentage of revenues will improve in 2006 as production costs decrease due to higher volume.

        Research and development and in-process research and development.    Research and development and in-process research and development expenses decreased $2.7 million to $0.7 million for the three months ended March 31, 2006 from $3.4 million for the same period in 2005. The decrease was due to the absence of in-process research and development costs during the three months ended March 31, 2006. These costs were $3.1 million for the comparable period in 2005. This decrease was offset in part by an increase in costs related to increased staffing for new product initiatives and the expansion of our custom engineering and production capabilities during the three months ended March 31, 2006. As a percentage of revenue, we expect expenditures for research and development will remain consistent in the future.

        Selling, general and administrative.    Selling, general and administrative expenses increased $8.1 million to $14.0 million for the three months ended March 31, 2006, from $5.9 million for the same period in 2005. This increase resulted primarily from $2.2 million of increased sales commissions due to higher sales volume, $1.0 million of hiring costs, $2.6 million of legal, marketing and stock-based compensation expenses, and $1.1 million of expenses related to increased sales in Japan. As a percentage of revenue, selling, general and administrative expenses decreased to 77.8% in the three months ended March 31, 2006, from 85.9% for the same period in 2005. We expect selling, general and administrative expenditures to increase as we continue to add personnel related to the growth of our business and pay additional commissions related to higher revenues, though we expect such expenses to decrease as a percentage of revenues as we increase our sales.

        Other income (expense), net.    We recorded net other expense of $1.5 million for the three months ended March 31, 2006, primarily attributable to $1.4 million of interest expense recorded to accrete the value of the put right to its fair value and amortize the related debt issuance cost. The $0.1 million in interest expense for the same period in 2005 was primarily related to interest expense on notes payable. We expect this amount to decrease in future periods.

        Income tax provision (benefit).    We recorded an income tax provision of $1.3 million for the three months ended March 31, 2006, primarily related to permanent tax versus book differences. We project that we will have taxable income for the year after adding back certain permanent differences to our book profit before tax, resulting in tax provision for the year. Tax provision for the first quarter of 2006 reflects this projected annual tax rate.

Twelve Months Ended December 31, 2005 Compared to the Twelve Months Ended December 31, 2004

        Revenues.    Revenues increased $24.5 million, or 137.5%, to $42.3 million for fiscal 2005 from $17.8 million for fiscal 2004. Approximately 40% of the increase in revenues was due to new spinal implant product introductions, primarily the Novel spacers and the ROC plating system for lumbar fusions. The remaining increase was attributable to continued surgeon adoption of our spine fusion products and expansion of our distribution network. Geographically, our domestic sales reach grew from 11 states to 39 states from January 1, 2005 to December 31, 2005.

        Product costs.    Product costs increased to $13.0 million in fiscal 2005, from $4.8 million in fiscal 2004. The increase in cost of revenues resulted primarily from increased sales of products and $1.3 million related to the step-up in basis of acquired inventories.

        Royalties.    Royalties increased to $2.7 million in fiscal 2005, from $0.7 million in fiscal 2004. The increase in royalties resulted primarily from increased sales of royalty-bearing products, particularly our Zodiac polyaxial pedicle screw. The mix of products sold in fiscal 2005 also contributed to higher royalty costs as a percentage of revenue.

        Gross profit.    Gross profit of 58.1% of revenues in fiscal 2005 decreased 11.3 percentage points from 69.4% in fiscal 2004. The 11.3 percentage point decrease is comprised of the amortization of purchased intangibles that was not a cost factor in 2004 (4.9%), higher royalty costs as detailed above (4.8%), and higher inventory write-offs and production ramp-up costs in 2005 (1.6%).

        Research and development and in-process research and development.    Research and development and in-process research and development expenses increased $2.9 million to $4.1 million in fiscal 2005, from $1.2 million in fiscal 2004. This increase primarily resulted from the accounting charge associated with purchased in-process research and development related to the acquisition of Alphatec Spine. As a percentage of revenues, research and development and in-process research and development expenses increased to 9.6% for fiscal 2005, from 6.6% in fiscal 2004.

        Selling, general and administrative.    Selling, general and administrative expenses increased $24.6 million to $35.6 million for fiscal 2005, from $11.0 million for fiscal 2004. The increase was primarily due to an increase of $7.9 million in employee compensation and benefits and related costs, and an increase in sales commissions of $6.5 million related to increased sales volume. As a percentage of revenues, selling, general and administrative expenses increased to 84.1% in fiscal 2005 from 61.8% in fiscal 2004.

        Other income (expense), net.    We recorded net other expense of $2.0 million in fiscal 2005, primarily attributable to $1.5 million of interest expense recorded to accrete the value of the put right to its fair value and amortize the related debt issuance cost. During fiscal 2004, we recorded net other income of $0.4 million primarily consisting of $0.6 million of settlement income related to a lawsuit against a former customer with which we had entered into a distribution agreement in 2001. The settlement income was offset by $0.3 million of interest expense.

        Income tax provision (benefit).    We recorded an income tax benefit of $3.0 million for fiscal 2005, primarily attributable to net losses offset by certain non-deductible expenses including in-process research and development, certain stock-based compensation and interest expense resulting from the change in the fair market value of the put right related to shares of Alphatec Pacific subject to the stock purchase agreement. We are able to realize tax benefit on our operating loss to the extent we have deferred tax credits in an equal or greater amount. During fiscal 2004, we recorded a provision for income taxes of $0.1 million, primarily attributable to state taxes currently payable.

Twelve Months Ended December 31, 2004 Compared to Twelve Months Ended December 31, 2003

        Revenues.    Revenues increased $6.9 million, or 63%, to $17.8 million for fiscal 2004, from $10.9 million in fiscal 2003. This increase resulted primarily from the introduction of several spinal implant products during 2004, including our Zodiac polyaxial pedicle screw for lumbar fusions and the Deltaloc Reveal Anterior cervical plate used in cervical fusions, and the expansion of our distributor network.

        Product costs.    Product costs increased to $4.8 million for fiscal 2004, from $3.6 million in fiscal 2003. The increase in cost of revenues resulted primarily from increased sales of products.

        Royalties.    Royalties increased to $0.7 million for fiscal 2004, from $0.1 million in fiscal 2003. The increase in royalties resulted primarily from increased sales of royalty-bearing products, particularly our Zodiac polyaxial pedicle screw. The mix of products sold in fiscal 2004 also contributed to higher royalty costs as a percentage of revenue.

        Gross profit.    Gross profit of 69.4% of revenues in 2004 increased from 66.0% in 2003 due to lower manufacturing per unit costs associated with higher sales volume.

        Research and development.    Research and development expenses increased to $1.2 million for fiscal 2004, from $0.5 million in fiscal 2003. This increase was the result of an expansion of our research and development team and the continued development of new product initiatives such as the Novel spacers and the ROC Lumbar Plating System. As a percentage of revenues, research and development expenses increased to 6.6% in fiscal 2004, from 4.8% in fiscal 2003.

        Selling, general and administrative.    Selling, general and administrative expenses increased $3.8 million to $11.0 million in fiscal 2004, from $7.2 million in fiscal 2003. This increase primarily consisted of increases in sales and marketing and general and administrative costs, including increases in selling commissions of $1.6 million, employee compensation and benefits of $1.0 million and travel and related costs of $0.3 million. As a percentage of revenues, selling, general and administrative expenses decreased to 61.8% in fiscal 2004, from 66.2% in fiscal 2003.

        Other income (expense), net.    We recorded net other income of $0.4 million in fiscal 2004, primarily attributable to $0.6 million of settlement income related to a lawsuit against a former distributor. The settlement income was partially offset by $0.2 million of interest expense. During fiscal 2003, we recorded net other expense of $0.3 million, primarily attributable to interest expense.

Liquidity and Capital Resources

        Our principal sources of cash have included cash generated from operations, the issuance of equity and bank borrowings. Principal uses of cash have included acquisitions, capital expenditures and working capital. We expect that our principal uses of cash in the future will be for working capital, capital expenditures, debt service and potential acquisitions. We have not achieved profitability since we acquired Alphatec Spine, and anticipate that we will continue to incur net losses for the foreseeable future. We expect that, as our revenues grow, our sales and marketing and general and administrative and research and development expenses will continue to grow and, as a result, we will need to generate significant net revenues to achieve profitability. We believe that our current cash and cash equivalents, together with the net proceeds from this offering, after satisfaction of our redemption and dividend obligations to our existing stockholders, together with our short-term investments, revenues from our operations and Alphatec Spine's ability to draw down on its secured credit facilities will be sufficient to fund our projected operating requirements for at least the next 12 months. HealthpointCapital has agreed to provide us with the funds to continue to fund our operations throughout 2006 if existing cash, cash equivalents, short-term investments, funds available under credit facilities and other sources, and cash generated from operations are insufficient to satisfy our liquidity requirements. In addition, if we believe it is in our interest to raise additional funds, we may seek to sell additional equity or debt securities or borrow additional money. The sale of additional equity or convertible debt securities could result in dilution to our stockholders. If additional funds are raised through the issuance of equity or debt securities, these securities could have rights senior to those associated with our common stock and could contain covenants that would restrict our operations. Any additional financing may not be available in amounts or on terms acceptable to us, or at all. If we are unable to obtain this additional financing, we may be required to reduce the scope of our planned product development and marketing efforts.

Operating activities

        We used net cash of $1.9 million in operating activities for the three months ended March 31, 2006. During this period, net cash used in operating activities primarily consisted of a net loss of $5.9 million, an increase in working capital and other assets of $0.1 million due to increases in accounts receivable and inventory, offset by higher accounts payable and accrued expenses, and $4.1 million of non-cash costs including amortization, depreciation, stock-based compensation, and interest expense related to amortization of debt discount and revaluation of the put right.

        We used net cash of $8.2 million in operating activities in fiscal 2005, compared to generating net cash of $1.3 million in operating activities for fiscal 2004. Net cash generated from operating activities for 2003 was insignificant. During fiscal 2005, net cash used in operating activities primarily consisted of a net loss of $14.1 million and an increase in accounts receivable of $4.4 million and deferred income taxes of $3.1 million, offset by $3.5 million non-cash depreciation and amortization expense, $3.5 million of non-cash stock-based compensation, $3.1 million related to the non-cash write-off of purchased in-process research and development, $1.5 million of non-cash interest expense and $1.7 million of other working capital changes. During fiscal 2004, net cash provided by operating activities primarily consisted of net income of $0.5 million in addition to $0.6 million of non-cash depreciation and amortization expense. During fiscal 2003, the breakeven in net cash provided by operating activities primarily consisted of the net loss of $0.8 million offset by $0.6 million of non-cash depreciation expense and a $0.3 million decrease in operating assets and liabilities.

Investing activities

        We used net cash of $3.1 million in investing activities for the three months ended March 31, 2006, which consisted primarily of the purchase of property and equipment.

        We used net cash of $81.0 million in investing activities for fiscal 2005, compared to using net cash of $0.6 million in investing activities for fiscal 2004. No significant amounts were used in investing activities in fiscal 2003. During fiscal 2005, net cash used for investing activities primarily consisted of $70.0 million, including direct costs and net of cash acquired, paid for the acquisition of Alphatec Spine; $7.4 million, including direct costs, paid for the acquisition of certain assets of Cortek; and $4.3 million paid for the acquisition of capital equipment. During fiscal 2004, we paid $0.6 million for the acquisition of capital equipment.

Financing activities

        We generated net cash of $3.3 million from financing activities for the three months ended March 31, 2006, primarily from $4.7 million of increased drawings on our lines of credit offset by $1.0 million of costs paid in connection with this offering.

        We generated net cash of $91.0 million from financing activities for fiscal 2005, compared to generating net cash of $0.1 million from financing activities for fiscal 2004. We used net cash of $0.4 million in financing activities for fiscal 2003. In fiscal 2005, the cash provided by financing activities primarily consisted of $91.6 million raised from the sale of our common and preferred stock and $4.3 million from the issuance of notes payable and drawings on our lines of credit, offset by the repayment of $3.8 million of capital lease obligations and notes payable. In fiscal 2004, the cash provided by financing activities primarily consisted of $1.3 million from the issuance of notes payable, offset by the repayment of $1.2 million of capital lease obligations, notes payable and supply agreement obligations. In fiscal 2003, the cash used in financing activities primarily consisted of $0.4 million from the issuance of notes payable, offset by the repayment of $0.8 million of capital lease obligations, notes payable and the issuance of stockholder notes receivable.

Debt and credit facilities and repurchase obligations

        On January 24, 2006, Alphatec Spine entered into a revolving credit facility with Bank of the West for borrowings of up to $10.0 million, subject to borrowing base requirements. The facility is for a term of two years, bears interest at the bank's prime rate or LIBOR plus 2.25%, allows for certain foreign currency advances, is secured by substantially all of the assets and capital stock of Alphatec Spine and is guaranteed by Alphatec Holdings. Under the terms of this credit facility, Alphatec Spine is required to make monthly interest payments and is subject to certain covenants, which include, among other things, prohibiting a net loss (as defined in the credit agreement) for fiscal 2005 in excess of $2.0 million, requiring a specified ratio of debt to cash flow and a specified ratio of debt to tangible net worth plus subordinated debt, requiring certain levels of profitability and restricting certain mergers and acquisitions without prior approval from Bank of the West. In addition, this credit facility prohibits Alphatec Spine from declaring or paying cash dividends. If Alphatec Spine fails to satisfy these covenants and fails to cure any breach of these covenants within a specified number of days after receipt of notice, or fails to pay interest or principal under the credit facility when due, the bank could accelerate the entire amount borrowed and cancel the line of credit. We are currently in compliance with these covenants. As of March 31, 2006, there was a balance of $6.8 million under this credit facility.

        Alphatec Spine entered into a credit facility with Bank of the West in July 2005. This prior facility was paid in full and terminated when we entered into our new credit facility. There was a balance of $3.8 million under this credit facility, which amount was paid in full on January 25, 2006 with funds borrowed under our new credit facility. Alphatec Spine was not in compliance with several of the covenants under this credit facility at September 30, 2005 and December 31, 2005. We obtained a waiver for each such non-compliance.

        We have entered into various capital lease arrangements through March 31, 2006. The leases bear interest at rates ranging from 5.52% to 14.66%, are generally due in monthly principal and interest installments, are collateralized by the related equipment, and have maturity dates ranging from March 2006 to March 2010.

        Alphatec Pacific has a $1.9 million credit facility with Aozora Bank, under which $1.4 million was outstanding at December 31, 2005 and $1.9 million was outstanding at March 31, 2006. Under the terms of the credit facility, borrowings are due six months from the date of borrowing and bear interest at 1.875% and Alphatec Pacific is required to make monthly interest payments. The credit facility is secured by a collateral pledge of approximately $2,000,000 from Mr. Roy Yoshimi, Alphatec Pacific's Chairman, President and Chief Executive Officer. We have agreed to cause Aozora Bank to release the collateral pledged by Mr. Yoshimi upon consummation of this offering and currently expect that we would replace that collateral with a letter of credit or a collateral posting.

        In connection with the repurchase of Alphatec Pacific's distribution rights in Japan, Alphatec Pacific borrowed ¥350.0 million, or approximately $3.0 million, from Mr. Yoshimi. In connection with this transaction, Mr. Yoshimi received an unsecured note and 20% of the stock of Alphatec Pacific. Beginning in December 2005, the note is payable in 18 monthly installments of approximately ¥23.3 million, or approximately $0.2 million, which implies an effective interest rate of 18.46% to its scheduled maturity. The note is payable in full in the event of a change of control of Alphatec Holdings, Alphatec Spine or Alphatec Pacific, upon any termination of Mr. Yoshimi without cause or upon the bankruptcy or insolvency of Alphatec Pacific. If the note becomes payable in full prior to September 1, 2006, Alphatec Pacific will be required to pay ¥385.0 million, or approximately $3.3 million, less amounts previously paid. If the note becomes payable in full on or after September 1, 2006, Alphatec Pacific will be required to pay ¥420.0 million, or approximately $3.6 million, less amounts previously paid. Overdue amounts bear interest at 14% per annum. The note is subordinated to our credit facility with Bank of the West. As of March 31, 2006, there was $2.6 million outstanding under this note.

        Alphatec Spine has entered into a stock purchase agreement with Mr. Yoshimi pursuant to which we have an obligation to repurchase his Alphatec Pacific shares upon certain changes of control of Alphatec Holdings, Alphatec Spine or Alphatec Pacific or upon termination of Mr. Yoshimi's employment. In addition, beginning 12 months after this offering, Mr. Yoshimi will have the right to require us to repurchase his shares of Alphatec Pacific stock upon written notice. The price we pay to reacquire shares of Alphatec Pacific from Mr. Yoshimi will be based on the revenues of Alphatec Pacific during three full calendar months prior to our obligation to purchase the shares, except in the event of a change of control of Alphatec Pacific, where it will be equal to a proportionate share of the price paid for Alphatec Pacific.

Contractual Obligations and Commercial Commitments

        We are committed to making future cash payments on stockholder notes payable, capital leases (including interest), operating leases and other contractual commitments. We have not guaranteed the debt of any other party. The following table summarizes our contractual obligations as of March 31, 2006 (dollars in thousands):

	Total(1)	Current(2)	1-3 years	3-5 years
Lines of credit	$8,621	$8,621	$—	$—
Note payable to related party	2,637	1,720	917	—
Notes payable to Japanese banks	952	559	369	24
Capital lease obligations	2,002	538	1,451	13
Operating lease obligations	3,688	1,169	2,085	434
Supply agreements	7,975	1,150	6,825	—

Total	$25,875	$13,757	$11,647	$471

(1)
The above table does not include any of the contractual obligations with respect to royalties payable upon sales of the related products. None of our license agreements contain minimum royalty payments.

(2)
Current refers to the remaining nine months of 2006.

Critical Accounting Policies and Estimates

        Our discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. On an on-going basis, we evaluate our estimates, including those related to inventories, bad debts and intangibles. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

        While our significant accounting policies are more fully described in Note 1 to our consolidated financial statements included elsewhere in this prospectus, we believe the following accounting policies to be critical to the judgments and estimates used in the preparation of our consolidated financial statements.

Revenue recognition

        We recognize revenue when all four of the following criteria are met: (i) persuasive evidence that an arrangement exists; (ii) delivery of the products and/or services has occurred; (iii) the selling price is fixed or determinable; and (iv) collectibility is reasonably assured. In addition, we follow the provisions of the SEC's Staff Accounting Bulletin No. 104, Revenue Recognition, which sets forth guidelines for the timing of revenue recognition based upon factors such as passage of title, installation, payment and customer acceptance. Determination of criteria (iii) and (iv) are based on management's judgment regarding the fixed nature of the fee charged for products delivered and the collectibility of those fees. Specifically, our revenue from sales of medical devices is recognized upon receipt of written acknowledgement that the product has been used in a surgical procedure or upon shipment to third-party customers who immediately accept title and the related risks and rewards that go with it. Should changes in conditions cause management to determine these criteria are not met for certain future transactions, revenues recognized for any reporting period could be adversely impacted.

Inventories

        Inventories are stated at the lower of average cost or market. Production costs are applied to inventory based on our estimated average cost. We maintain valuation reserves for the differences between our actual and estimated costs. We are continually striving to improve our production processes and reduce costs. We will monitor the adequacy of the valuation reserves; however, depending on our success in controlling and reducing costs, a significant change in our reserves may be required.

        We review the components of inventory on a periodic basis for excess, obsolete and impaired inventory, and record a reserve for the identified items. We calculate an inventory reserve for estimated obsolescence or excess inventory based upon historical turnover and assumptions about future demand for our products and market conditions. Our allograft implants have a three-year shelf life and are subject to demand fluctuations based on the availability and demand for alternative implant products. Our estimates and assumptions for excess and obsolete inventory are subject to uncertainty. The estimates we use for demand are also used for near-term capacity planning and inventory purchasing. Future product introductions and related inventories may require additional reserves based upon changes in market demand or introduction of competing technologies. Increases in the reserve for excess and obsolete inventory result in a corresponding expense to cost of revenues.

Valuation of goodwill and intangible assets

        We are required to periodically assess the impairment of our goodwill and intangible assets, which requires us to make assumptions and judgments regarding the carrying value of these assets. These assets are considered to be impaired if we determine that their carrying value may not be recoverable based upon our assessment of the following events or changes in circumstances:

  •
  a determination that the carrying value of such assets can not be recovered through undiscounted cash flows;

  •
  loss of legal ownership or title to the assets;

  •
  significant changes in our strategic business objectives and utilization of the assets; or

  •
  the impact of significant negative industry or economic trends.

        If the assets are considered to be impaired, the impairment we recognize is the amount by which the carrying value of the assets exceeds the fair value of the assets. In addition, we base the useful lives and the related amortization expense on our estimate of the useful life of the assets. Due to the numerous variables associated with our judgments and assumptions relating to the carrying value of our goodwill and intangible assets and the effects of changes in circumstances affecting these valuations, both the precision and reliability of the resulting estimates are subject to uncertainty, and as additional information becomes known, we may change our estimate, in which case, the likelihood of a material change in our reported results would increase.

Stock-based compensation

        Effective January 1, 2006, we adopted Statement of Financial Accounting Standards (SFAS) No. 123R, Share-Based Payment (SFAS No. 123(R)), which revises SFAS No. 123, Accounting for Stock-Based Compensation and (SFAS No. 123), supersedes Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25). SFAS No. 123(R) requires that share-based payment transactions with employees be recognized in the financial statements based on their fair value and recognized as compensation expense over the vesting period. Prior to SFAS No. 123(R), we disclosed the pro forma effects of applying SFAS No. 123 under the minimum value method. We adopted SFAS No. 123(R) effective January 1, 2006, prospectively for new equity awards issued subsequent to January 1, 2006. The adoption of SFAS No. 123(R) in the first quarter of 2006 resulted in the recognition of additional stock-based compensation expense of $522,700. Of this amount, $70,400 is included in cost of sales, $4,100 is included in research and development expenses and $448,200 is included in selling, general and administrative expense for the three months ended March 31, 2006.

        Under SFAS No. 123(R), we calculated the fair value of stock option grants using the Black-Scholes option-pricing model. The weighted average assumptions used in the Black-Scholes model were 6.5 years for the expected term, 65% for the expected volatility, 4.6% for the risk free rate and 0% for dividend yield for the three-month period ended March 31, 2006. Future expense amounts for any particular quarterly or annual period could be affected by changes in our assumptions or changes in market conditions.

        The weighted average expected option term for 2006 reflects the application of the simplified method set out in SEC Staff Accounting Bulletin No. 107 (SAB 107), which was issued in March 2005. The simplified method defines the life as the average of the contractual term of the options and the weighted average vesting period for all option tranches.

        Estimated volatility for fiscal 2006 also reflects the application of SAB 107 interpretive guidance and, accordingly, incorporates historical volatility of similar public entities.

        Total unrecognized share-based compensation costs related to nonvested stock and option awards at March 31, 2006 is $18,938,000, of which $2,418,000 arose from the adoption of SFAS No. 123(R). The remaining $16,520,000 relates to stock and option awards granted prior to the adoption of SFAS No. 123(R). The unrecognized cost is expected to be recognized over a weighted average period of approximately five years.

        Prior to January 1, 2006, we applied the intrinsic-value-based method of accounting prescribed by APB 25 and related interpretations. Under this method, if the exercise price of the award equaled or exceeded the fair value of the underlying stock on the measurement date, no compensation expense was recognized. The measurement date was the date on which the final number of shares and exercise price were known and was generally the grant date for awards to employees and directors. If the exercise price of the award was below the fair value of the underlying stock on the measurement date, then compensation cost was recorded, using the intrinsic-value method, and was generally recognized in the statements of operations over the vesting period of the award.

        Alphatec Spine, as a result of the valuation utilized in its merger with Alphatec Holdings in March 2005, reassessed the fair value of the common stock used to grant equity awards for the period from January 1, 2004 to March 17, 2005. In determining the fair value of Alphatec Spine's common stock, we primarily considered the enterprise valuation utilized in the merger with a subsidiary of Alphatec Holdings. The reassessment of fair value was completed without the use of an unrelated valuation specialist.

        On October 19, 2005, Alphatec Holdings commenced the initial public offering process and, based on information presented by investment bankers, reassessed the fair value of the common stock used to grant equity awards going back to March 18, 2005. Investment bankers were valuing Alphatec Holdings based on its ability to increase sales consistently over prior periods since the date of acquisition. Management, all of whom are related parties, completed the reassessment without the use of an unrelated valuation specialist and concluded that the stock options granted and restricted shares sold to employees were granted and sold at prices that were below the reassessed fair value.

        In connection with the grant of equity awards to employees during the year ended December 31, 2004, Alphatec Spine recorded total deferred employee stock-based compensation within stockholders' equity of $1,326,000, which represents the difference between the weighted average exercise price of $1.50 and the reassessed weighted average fair value of $3.47 on the 674,000 stock options granted. The deferred employee stock-based compensation was amortized over the vesting period of the applicable options on a straight-line basis until March 17, 2005, at which time the remaining $1,138,500 of unamortized stock-based compensation was charged to expense when the change in control provisions of the options caused the options to become fully vested.

        In connection with the issuance of options to purchase 34,257 shares of our Series A-1 common stock and the sale of 542,700 shares of our Series A-1 common stock to employees during the period from March 18, 2005 to December 31, 2005, we recorded total deferred employee stock-based compensation within stockholders' equity of $20,530,518, which represents the difference between the estimated fair value of the common stock and the option exercise price or stock issuance price at the date of issuance. In connection with the reorganization transactions, each such share of our Series A-1 common stock will be converted into 3.57 shares of common stock, and upon the subsequent exercise of such options, 3.57 shares of common stock will be issuable for each share of Series A-1 common stock that would have otherwise been issuable.

        The expected future amortization expense for deferred employee stock-based compensation was as follows as of December 31, 2005 (in thousands):

Year ending December 31,
2006	$3,915,733
2007	3,915,732
2008	3,926,460
2009	3,915,732
2010	2,622,519

$18,296,176

        Upon the adoption of SFAS No. 123R on January 1, 2006, this deferred employee stock-based compensation was reclassified against paid-in capital and retained earnings.

        Equity instruments issued to non-employees are recorded at their fair value as determined in accordance with SFAS No. 123 and Emerging Issues Task Force (EITF) 96-18, Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods and Services, and are periodically revalued as the equity instruments vest and are recognized as expense over the related service period. In connection with the sale of 33,750 shares of common stock to non-employees during the period from March 18, 2005 to December 31, 2005, we recorded total stock-based compensation within stockholders' equity of $39,353.

Recent Accounting Pronouncements

        In November 2004, the Financial Accounting Standards Board, or FASB, issued SFAS No. 151, Inventory Costs, an amendment of ARB Opinion No. 43, Chapter 4. This statement amends the guidance in Accounting Review Board, or ARB Opinion No. 43, Chapter 4, Inventory Pricing,to clarify the accounting for abnormal amounts of unallocated overhead resulting from abnormally low production (or idle capacity), freight, handling costs, and wasted material (spoilage). This statement requires that those items be recognized as current-period charges. In addition, this statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of this statement will be effective for inventory costs during the fiscal years beginning after June 15, 2005. We do not believe that the adoption of this statement will have a material impact on our financial condition or results of operations.

Off-Balance Sheet Arrangements

        We have not engaged in any off-balance sheet activities, including the use of structured finance, special purpose entities or variable interest entities.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

        We had a credit facility from Bank of the West, under which we had an outstanding balance of $2.5 million as of December 31, 2005. On January 24, 2006, we entered into a new credit facility with Bank of the West and borrowed $3.8 million, which we used to pay in full our prior credit facility. As of March 31, 2006, our remaining outstanding debt consisted of fixed rate instruments, primarily in the form of capital leases and notes payable. Our borrowings under our credit facility, which bear interest at Bank of the West's prime rate or LIBOR plus 2.25%, expose us to market risk related to changes in interest rates. If applicable interest rates were to increase by 100 basis points, then for every $1.0 million outstanding on our line of credit, our income before income taxes would be reduced by approximately $10,000 per year. We are not party to any material derivative financial instruments.

Foreign Currency Risk

        While a majority of our business is denominated in U.S. dollars, we maintain operations in foreign countries, primarily Japan, that require payments in the local currency. In the fiscal 2003, fiscal 2004 and the twelve months ended December 31, 2005, the U.S. dollar equivalent of our revenues denominated in foreign currencies were $3.5 million, $4.2 million, $3.6 million, respectively. For the three months ended March 31, 2006, our revenues denominated in foreign currencies were $3.6 million. Substantially all of such revenues were denominated in Japanese Yen. Payments received from customers for goods sold in these countries are typically in the local currency. Consequently, fluctuations in the rate of exchange between the U.S. dollar and certain other currencies may affect our results of operations and period-to-period comparisons of our operating results. For example, if the value of the U.S dollar were to increase relative to the Japanese Yen, the principal foreign currency in which most of our revenues outside the U.S. are currently denominated, then our reported revenues would decrease when we convert the lower valued foreign currency into U.S. dollars. We do not currently engage in hedging or similar transactions to reduce these risks. The operational expenses of our foreign subsidiaries reduce the currency exposure we have because our foreign currency revenues are offset in part by expenses payable in foreign currencies. As such, we do not believe we have a material exposure to foreign currency rate fluctuations at this time.

Commodity Price Risk

        We purchase raw materials that are processed from commodities, such as titanium and stainless steel. These purchases expose us to fluctuations in commodity prices. Given the historical volatility of certain commodity prices, this exposure can impact our product costs. However, because our raw material prices comprise a small portion of our cost of goods sold, we have not experienced any material impact on our results of operations from changes in commodity prices. A 10% change in commodity prices would have an immaterial impact on our results of operations for the twelve months ended December 31, 2005 and the three months ended March 31, 2006.

Effects of Inflation

        We do not believe that inflation has had a material impact on our business or operating results during the periods presented in this prospectus.

BUSINESS

Overview

        We are a medical device company focused on the design, development, manufacturing and marketing of products for the surgical treatment of spine disorders. We collaborate and contract with surgeons to design and develop spine fusion products, which we manufacture and market primarily in the U.S. and Japan. Our principal product offering is primarily focused on the over $2.2 billion U.S. market for spine fusion products. This market is expected to grow from $2.2 billion in 2004 to approximately $3.0 billion in 2007, a compounded annual growth rate of 10.5%.

        Our principal product offering includes a wide variety of spinal implant products and systems comprised of components such as spine screws, spinal spacers, and plates. Our spinal implant products and systems are made of titanium, titanium alloy, stainless steel and a strong, heat resistant, radiolucent, biocompatible plastic called polyetheretherketone, or PEEK. We also sell spacers made of allograft, a precision-milled and processed human bone that surgeons can use in place of metal and synthetic materials in spine fusion procedures. In addition, we design, manufacture and distribute instrument sets used by surgeons to implant our spine fusion products during surgery. We believe that our products and systems have enhanced features and benefits that make them attractive to surgeons and that our broad portfolio of spine fusion products and systems provide a comprehensive solution for the safe and reproducible surgical treatment of spine disorders. All of our currently marketed medical device products have been cleared by the FDA, and these products have been used in over 4,500 and 1,650 spine fusion surgeries in 2005 and the three months ended March 31, 2006, respectively.

Our Competitive Strengths and Strategy

        Our goal is to be a leading provider of innovative technologies and comprehensive solutions for the surgical treatment of spine disorders. We intend to achieve this goal by, among other things, providing unmatched service to, and taking scientific direction from, surgeons. Surgeons make the ultimate decision as to whether our products are used in a surgical procedure. Accordingly, we view our relationship with the surgeon community and our in-house manufacturing capabilities as an integral component of our strategy.

        Our strategy is guided by our values-based corporate culture. Our core corporate values are as follows:

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  respect for the individual;

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  service to our constituents;

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  pursuit of excellence;

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  commitment to high standards of personal integrity and ethics;

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  a focus upon efficiency and growth;

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  a focus on maximizing stockholder value;

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  the inversion of our organizational structure to make clear that we are working to support the surgeons who use our products;

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  being the employer of choice in our industry by organizing as a team where employees have an equity interest in our company; and

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  high personal performance standards which make excellence the common thread that connects our employees.

        Our company and our employees have defined objectives that support and enhance the service level to surgeons. Similarly, we are organized to listen to, and be advised by, surgeons, through our sales force, our surgeon services department, surgeon organizations, advisory boards, universities, teaching hospitals, consulting relationships and our board of directors. We believe this will lead to the successful execution of our strategy.

        The key elements of our strategy are:

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  Continue to Provide a Full Range of Spine Fusion Products and Expand Our Product Offering.    We currently offer a full range of spinal devices and surgical instruments used in spine fusion. We believe that this comprehensive approach enables us to maximize our revenue for each procedure by fulfilling a greater portion of a surgeon's spine fusion product needs. We intend to continue to enhance our spine fusion product offering and pursue complementary fusion and non-fusion spine technologies which we can market through our sales organization to our established surgeon base and to surgeons not yet using our products.

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  Focus on Rapid Responsiveness and Total Surgeon Satisfaction.    We believe that our focus on rapid responsiveness to surgeon needs and the support we provide to surgeons differentiate us in the marketplace. The design and development of all of our products are done at our facilities. We manufacture substantially all of our non-allograft products at our facilities, which enables us to rapidly modify implants and instruments to satisfy surgeons' needs and replenish inventory on a daily basis. This allows us to rapidly respond to unexpected increases in market demand for our existing products. In addition, we gather feedback from surgeons with respect to our current product offering, our new spine technologies in development and future products through multiple points of contact in our organization. Our ability to respond to surgeons' needs through rapid prototyping and manufacturing of customized spinal devices and instruments allows us to continually differentiate ourselves from our competitors. Responding quickly to the needs of surgeons is central to our corporate culture and critical to our success.

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  Expand Sales and Marketing Efforts.    Our products are sold in the U.S. through a network of approximately 52 independent distributors, which we believe collectively employ approximately 140 sales agents, in addition to 28 direct sales representatives and executives that we employ. Our sales force targets the approximately 15,000 surgeons in the U.S. that perform spine surgeries. We intend to continue to expand our distribution network and direct sales force by increasing the number of our independent distributors and direct sales representatives. We interact with and support our independent distributors, often our first point of contact with surgeons, as if they were part of our organization and in the same manner that we support our direct sales representatives. This relationship-based strategy and our increasing number of direct sales representatives should provide us with greater control over our marketing efforts, ensure that our sales force has a strong command of our technology, and enhance our relationship with, and ability to respond to, the needs of surgeons. We believe these benefits will result in greater market penetration and increased sales.

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  Develop Innovative Products and Solutions in Conjunction with Surgeons.    One of our core competencies is our ability to develop and commercialize creative spinal devices and instruments that incorporate information and feedback from surgeons. We collaborate and contract with surgeons to help us to enhance our current products and develop innovative technologies. During the 27 months ended March 31, 2006, we developed nine new FDA-cleared products and currently, we have several additional products under development, including our Solanas occipital plate, our Zodiac minimally invasive system, our mesh corpectomy cage, our ALIF plate system, our dynamic cervical plate system and our expandable PEEK spacers. We believe that these additional products and product areas will offer us increased revenue opportunities by addressing a wider range of spine procedures, while improving patient care.

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  Selectively License or Acquire Complementary Spine Products and Technologies.    In addition to building our product portfolio through internal product development efforts, we intend to selectively license or acquire complementary spine products and technologies. By licensing or acquiring complementary products, we believe we can leverage our expertise at bringing new products to market and provide additional marketing opportunities for our sales organization.

Market Opportunity

        Back pain is the number one cause of healthcare expenditures in the U.S., with a direct cost of more than $25 billion annually for diagnosis, treatment and rehabilitation. The spine fusion market consists of products and devices used in the surgical treatment of spine disorders to stabilize the back and neck by fusing vertebrae together. In 2004, the U.S. spine fusion market generated approximately $2.2 billion in revenues and is anticipated to grow to $3.0 billion by 2007.

        We believe that the spine fusion surgery market will continue to grow as a result of the following market dynamics:

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  Increased Use of Implants.    The use of implants has evolved into the standard of care in spine fusion surgery. Over the past five years, there has been a significant increase in the number of spine surgeries using implants. It is currently estimated that approximately 60% of all spine fusion surgeries in the U.S. involve implants.

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  Introduction of New Surgical Technologies.    Important developments in spine fusion surgery include continuing developments in instrumentation, devices and minimally invasive techniques and procedures and introduction of new materials and new product designs. These developments are aimed at making it easier for surgeons to perform spinal fusion procedures and reducing overall costs and recovery times for patients. We believe this will result in more procedures that utilize spine implants.

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  Favorable Demographics.    The population segment most likely to experience back pain is expected to increase as a result of aging baby boomers, people born between 1946 and 1965. We expect that this will lead to an increase in the number of people seeking treatment for back pain, including spine fusion surgery.

  Current Treatments for Spine Disorders

        There are four major categories of spine disorders: degenerative conditions, deformities, trauma and tumors. While our product offering addresses all four categories of spine disorders, the majority of our business is concentrated on products used in the treatment of degenerative conditions of the vertebrae and disc space. These conditions can result in instability and pressure on the nerve roots as they exit the spinal column, causing back pain and/or pain in the arms or legs.

        The prescribed treatment for spine disorders depends on the severity and duration of the disorder. Initially, surgeons will prescribe non-operative procedures including bed rest, medication, lifestyle modification, exercise, physical therapy, chiropractic care and steroid injections. Non-operative treatment options are often effective as a first line therapy, although many patients ultimately require spine surgery. It is estimated that in excess of one million patients undergo spine surgery each year in the U.S., of which over 360,000 were spine fusion procedures in 2004, and the number of spine fusion procedures is expected to grow to over 450,000 per year by 2007. The most common spine surgery procedures are: discectomy, the removal of all or part of a damaged disc; laminectomy, the removal of all or part of a lamina, or thin layer of bone, to relieve pinching of the nerve and narrowing of the spinal canal; and fusion, where two or more adjoining vertebrae are fused together with the use of implants such as spacers and plates to provide stability. In addition to open spine fusion procedures, minimally invasive spine procedures are gaining popularity and receiving increased attention. In both traditional and minimally invasive procedures, we believe the use of implants is the standard of care for fusion in the treatment of spine disorders.

The Alphatec Solution

        We design, develop, manufacture and market products used in spine fusion surgery. Our current spine product offering consists of implants and instruments that we believe are highly innovative and have many differentiating features and benefits that make them attractive to surgeons.

        The spine consists of 29 separate bones called vertebrae that are joined together by connective tissues, including a disc, to permit a normal range of motion. Our products are used in various locations in the spinal column, which is depicted below.

  Our Spine Systems

        Our principal product offering includes a wide variety of spinal implant products and systems comprised of components such as spine screws, spinal spacers, and plates. Spine screws are inserted into the vertebrae in order to affix rods, plates and other stabilizing devices during spine fusion procedures. Spinal spacers are inserted between vertebrae and are used to provide spinal support in order to restore lost disc space, normal alignment, and weight-bearing function. Plates are attached to adjacent vertebrae to further stabilize the vertebrae and facilitate fusion and healing.

        We sell our spine fusion products as spine systems, categorized by the spinal disorder and the method of treatment. The chart below illustrates our broad portfolio of currently marketed spine systems and our systems under development and includes the distinguishing features and components for our systems. Below the chart are more detailed descriptions of the systems, their benefits and their components.

Current Product Offering

Category	Alphatec Spine Systems	System Features and Components
Lumbar Fusion	Zodiac Lumbar Fixation	Polyaxial pedicle screws, rods and connectors, with instrumentation
	Mirage Spinal Fixation	Fixed post pedicle screws with offset connectors, with instrumentation
	ROC Lumbar Plating	Fixed post pedicle screws with rigid connector plates, with instrumentation
Deformity	Zodiac Deformity	Screws, hooks, rods, and connectors, with instrumentation
Trauma/Tumor	Tamarack Anterior Thoracolumbar Plating	Spinal fusion plates and screws, with instrumentation
	Zodiac Trauma/Tumor Fixation	Fixed angle screws, staples, rods and connectors, with instrumentation
Cervical Fusion	Deltaloc Anterior Cervical Plate	Cervical plates, fixed and variable screws, with instrumentation
	Deltaloc Reveal Anterior Cervical Plate	Cervical plates, fixed and variable screws, with instrumentation
Posterior Cervical/Thoracic Fusion	Solanas Posterior Cervical/Thoracic Fusion	Polyaxial pedicle screws, rods, hooks and connectors, with instrumentation used in posterior surgical procedures
Spinal Spacers	Novel PEEK and Titanium Spacers	Multiple insertion options, made of PEEK or titanium in various shapes and sizes
Structural Allograft Spacers	Solo Cervical Allograft	Anterior cervical spinal spacers made of dense allograft tissue shaped into a ring with an enlarged center space, with implant-specific instrumentation
	Chorus Cervical Allograft	Anterior cervical spinal spacers made of dense allograft tissue, with implant-specific instrumentation
	Dense Cancellous Cervical Allograft	Anterior cervical spinal spacers made of porous allograft tissue, with implant-specific instrumentation
	Connect Cervical Allograft	Anterior cervical spinal spacers made of a combination of dense and porous allograft tissue, with implant-specific instrumentation
	Corlok Lumbar Allograft	Anterior lumbar interbody allograft spacers in a dovetail geometry shape, with implant-specific instrumentation
	Duet Lumbar Allograft	Anterior lumbar interbody allograft spacers with a dense outer core and a raised less dense inner core, with implant-specific instrumentation
	Solo Lumbar Allograft	Anterior lumbar interbody allograft spacers in various sizes with various instrumentation, with implant-specific instrumentation
	Coreograft Lumbar Allograft	Posterior lumbar interbody allograft spacers in a wedge-shape of dense bone with ridges, with implant-specific instrumentation

Products in Development

Category	Alphatec Spine Systems	System Features and Components
Bone Graft	Synthetic Bone Graft	Bioabsorbable synthetic bone grafting material and related instrumentation
Minimally Invasive Fusion	Zodiac Minimally Invasive (MIS)	Insertion of cannulated pedicle screws and rods through an MIS retractor
Spacers	Mesh Corpectomy Cage	Spacer comprised of perforated titanium, that is specifically designed for corpectomy procedures, with multiple insertion angles
	Expandable PEEK Spacer	PEEK spacers that can be inserted into the lumbar or cervical spine and expanded during surgery
Plates	Solanas Posterior Occipital Plate	Occipital plate used with our Solanas Posterior Fusion System
	Anterior Lumbar Interbody Fusion (ALIF) Plate	Fusion plating system that enables surgeons to perform anterior spine fusions without accompanying posterior spine procedures
	Dynamic Cervical Plate	Dynamic plate that increases vertebrae compression to facilitate the fusion process

Our Current Products

Lumbar Fusion Systems

        Lumbar, or lower back, fixation systems are used to facilitate fusion, the growth of a boney connection between two adjacent vertebrae. The purpose of fusion is to stop the motion caused by the instability between the vertebrae. Our lumbar systems are designed to reduce the motion of the vertebrae during the months it takes for the vertebrae to fuse together. The system consists of multiple components made of titanium or stainless steel, including screws, rods, and locking mechanisms. Pedicle screws are surgically positioned from the posterior, or back, of the spine and are placed into the pedicle. A pedicle is the dense stem-like structure that projects from the posterior of a vertebra. The screws are inserted through the midline of the pedicle and act as anchors for the rods that span two or more vertebrae. Once the rods and screws are put in place, the system provides a fixed environment with corrected alignment into which new bone can grow.

        Because each vertebra varies in size, shape and alignment, screw heads that pivot relative to the post of the screw help surgeons achieve proper screw placement. Most pedicle screws are available with either fixed or polyaxial, or pivoting, head design. The pivoting head of a polyaxial screw makes it possible to implant a straight rod through multiple screw heads, despite the fact that the screws connected to the rod may be out of alignment due to the positioning of the patient's vertebrae. Once the screws and rods are in place, a locking mechanism is used to lock the rod to the head of the screws and simultaneously secure the polyaxial head of the screws.

Zodiac Lumbar Fixation System

        Our Zodiac Lumbar Fixation System is a comprehensive spinal system that offers a wide variety of fixed angle pedicle screws, polyaxial pedicle screws and advanced instrument design. We believe our Zodiac system offers surgeons one of the lowest profiles, or the height that the screw sits above the plane of the rod after insertion, among polyaxial screws currently on the market. This low profile reduces the amount of internal disruption of tissue adjacent to the pedicle and is intended to speed the healing cycle. Additionally, we believe the polyaxial screw head of our Zodiac system has a greater angulation than that of any polyaxial screw currently available on the market. Our Zodiac system is top-loading and has a unique closure mechanism that helps to ensure that the assembly is easily constructed during surgery. It also has pre-cut and pre-contoured rods that are available in several sizes, which allow surgeons to customize each system for each patient's needs.

Mirage Spinal Fixation System

        Our Mirage Spinal Fixation System is designed to allow the rod to be placed closer to the center of the patient's body than a traditional polyaxial construct, which provides surgeons with a better view of the patient's anatomy during lumbar fixation surgery. The system is top tightening, which ultimately reduces operating time and increases its ease-of-use for surgeons. Additionally, our Mirage system includes screws that accommodate a variety of connection options for surgeons.

ROC Lumbar Plating System

        Our ROC Lumbar Plating System is a posterior lumbar plating system that provides an alternative to traditional screw and rod constructs. The ROC system is comprised of a rigid pre-contoured plate that is anchored by fixed post pedicle screws. We believe that this plating system makes the ROC system effective in the treatment of spondylolisthesis, the forward movement of one vertebra segment over the lower adjacent vertebra.

Deformity Systems

        Over the past 20 years, screw, hook and rod systems have become the standard of care in the surgical treatment of spinal deformities such as scoliosis. These systems aid in the correction of spinal deformities because they allow movement of the spine into the correct alignment while providing fixation and stability to help achieve fusion.

Zodiac Deformity System

        Our Zodiac Deformity System is designed to be used in conjunction with many of our other products, including our Zodiac Lumbar System, our Zodiac Trauma System and our Novel Spacers. Our Zodiac Deformity System has components such as fixed angle and polyaxial screws and instrumentation which are designed to enable the surgeon to address patient-specific spinal deformities and allow surgical access from the anterior, or front, of the body.

Trauma/Tumor Systems

        Some pathologies in the thoracolumbar, or upper chest region, such as tumors or trauma with burst fractures, or collapsed vertebrae, require surgical access from the anterior of the patient. Systems comprised of rods or plates are affixed with screws and staples to achieve stabilization. In anterior thoracolumbar procedures, these constructs also can be used in some cases to treat degenerative disc disease and other deformities.

Tamarack Anterior Thoracolumbar Plating System

        Our Tamarack Anterior Thoracolumbar Plating System consists of a plate that sits on top of two smaller plates at each of its ends. These smaller plates act as a locking mechanism that prevents post-surgery expulsion of the screw and reduces possible irritation and internal complications. We believe this dual plate design provides a unique solution for trauma or tumor surgery. Our Tamarack plate also has a large interior opening that allows the surgeon to see the graft site during surgery and during an MRI, which permits unrestricted post-operative evaluation of the fusion progress.

Zodiac Trauma/Tumor Fixation System

        Our Zodiac Trauma/Tumor Fixation System has all of the advanced features of our Zodiac Lumbar Fixation System, but is designed to be used in anterior thoracolumbar fixation for the treatment of tumor, trauma, or anterior deformity.

Cervical Fusion System

        The anterior approach to cervical, or neck, pathology is considered the standard of care in cervical fusion. In cases where surgery is needed to alleviate compression on a nerve or the spinal cord, the surgeon may remove large portions of the disc material or vertebrae. The more disc material that is removed or vertebrae that are affected, the less stable the cervical site becomes, which increases the need to use a cervical plate to stabilize the surgery site. The most common cervical fusion performed is Anterior Cervical Plating, or ACP. In an ACP procedure, a metal plate is inserted across adjacent neck vertebrae and secured in place by interlocking screws following the implantation of a spacer. The cervical plate holds the spacer in place and stabilizes the vertebrae to facilitate fusion.

Deltaloc Anterior Cervical Plate System

        Our Deltaloc Anterior Cervical Plate System is our first generation anterior cervical plate system, which consists of fixed hole plates and a locking mechanism that allow screws to be set at variable angles. This first generation system provides a rigid support when fixed screws are set perpendicular to the plate but also can allow for a semi-rigid base when the screws are set at variable angles. This flexibility accommodates surgeons' preferences with respect to the various plating mechanics.

Deltaloc Reveal Anterior Cervical Plate System

        Our Deltaloc Reveal Anterior Cervical Plate System is our second generation anterior cervical plate system that features a large interior opening, which allows the surgeon to see the graft site during surgery and during an MRI allows unrestricted post-operative evaluation of the fusion progress. The Reveal system's screw locking mechanism reduces the number of steps required by the surgeon to lock the screws to the plate, which saves time during surgery and allows a surgeon to visually confirm whether the mechanism has locked prior to end of surgery. Reveal's low profile design is engineered to reduce the irritation of soft tissue adjacent to the plate. The Reveal system offers the surgeon the option to use self drilling or self tapping screws, which helps to eliminate excessive drilling, tapping and hole preparation steps by the surgeon. The Reveal plates are anatomically contoured and thus eliminate the need to modify the plate during surgery to fit a patient's body.

Posterior Cervical/Thoracic Fusion Systems

Solanas Posterior Cervical/Thoracic Fusion System

        Our Solanas Posterior Cervical/Thoracic Fusion System consists of rods, polyaxial screws and offset connectors and addresses stabilization for posterior cervical/thoracic procedures. Our Solanas system features the benefits of our Zodiac system, including the polyaxial pedicle screw. We also designed the Solanas system to be used in combination with our existing Zodiac and Mirage lumbar systems, thereby providing additional options for surgeons.

Spinal Spacers

        A spinal spacer is intended to be inserted in the space between discs to provide support in order to restore disc space height, the spine's normal alignment, and the spine's weight-bearing function. While the first spinal spacers were principally fabricated from titanium, we and other manufacturers now offer products fabricated from PEEK. PEEK is radiolucent and therefore is not visible during an MRI, which allows the surgeon to better assess the progress of the fusion. Allograft spacers can be used in place of metallic and PEEK spacers and instead of autograft, which is bone tissue harvested from the patient undergoing the fusion procedure. In a typical spine fusion procedure, the surgeon will often use a spacer to replace the diseased or damaged space between discs. Spinal spacers are used in combination with traditional screw, rod and plate constructs. All spinal spacers, regardless of composite material, are available in a variety of shapes and sizes to fit the patient's anatomy.

Novel PEEK and Titanium Spacers

        Our family of Novel PEEK and titanium spacers address the surgical need to accommodate varying patient anatomies, surgical approaches and composite material options. We offer five unique implant designs that are available in a number of shapes and heights. Novel spacers are designed to be inserted from several planes of the body and have instrumentation designed to facilitate implantation from each plane to accommodate surgeons' needs. Novel spacers feature sizable central openings that help accommodate bone grafting material inside and around the spacer, which we believe is critical to the promotion of fusion. A ridge pattern on the top and bottom of the Novel spacers helps prevent movement after placement and enhance the stability of the overall construct.

Structural Allograft Spacers

        The use of allograft-derived products appeals to many surgeons, because they believe it allows patients to accelerate the creation of living bone cells and eventually incorporate the allograft into the newly created, living bone. Allograft-derived products are fabricated from cadaver bone and precision-machined into standardized shapes resembling non-tissue spacers. Tissue banks are responsible for recovering and processing donated tissue from cadavers in accordance with standards developed by the American Association of Tissue Banks and the FDA.

        As a result of our acquisition of substantially all of the assets of Cortek in September 2005, we offer a broad portfolio of allograft spacers available in a wide range of shapes and sizes and implant-specific instrumentation. We have a wide range of allograft spacers, which are intended for use in the cervical, thoracic, and lumbar regions of the spine. We have four distinct cervical allograft spacer designs. Additionally, we offer a posterior lumbar allograft spacer. This gives the surgeon several variations of size and shape to choose from during each surgical procedure. Our allograft spacers also come in a variety of densities, which allow surgeons to decide whether to place an emphasis on rigidity, by using a dense allograft, or porosity, by using less-dense allograft, during surgical procedures. Each of our spacer products is complemented by implant-specific instrumentation. Three of our allograft spacer implants are also offered for use in anterior lumbar procedures.

Our Products In Development

        We intend to continue to expand our current spine fusion product offering as well as develop complementary systems and products. During the 27 months ended March 31, 2006, we developed nine new FDA-cleared products, including our Zodiac trauma/tumor system, our Tamarack trauma/tumor system, our Novel Spacers and cannulated screws for minimally invasive surgical procedures. Products that we are currently developing include:

Bone Graft

Synthetic Bone Graft

        In March 2006, we entered into a private label distribution agreement with OsteoBiologics, Inc., or OBI, pursuant to which we have the exclusive right to distribute in the U.S. certain products manufactured by OBI in the field of spine surgery under our own private label. The products that we sell pursuant to this agreement will initially consist of bioabsorbable synthetic granules, films and inserts that act as a bone graft, as well as related instrumentation. These products will be used during surgery to fill voids or gaps in bones that are caused by trauma or the surgery procedure. We believe that the addition of these products will compliment our existing product line by offering another bone grafting option to our physicians. The agreement has a four-year term and provides for the possibility of up to three additional two-year extensions under certain circumstances. In the event of a change of control of OBI, our distribution rights will no longer be exclusive one year after the change of control. Product design and prototyping has been completed with respect to certain of these products. We recently submitted the packaging and labeling of such products to the FDA for review.

Minimally Invasive Fusion

Zodiac Minimally Invasive System

        The Zodiac Minimally Invasive System, or Zodiac MIS, that we are currently developing is a posterior pedicle screw and rod system that is designed to be inserted via a minimally invasive surgical procedure. Access to the spine is gained through a small incision. The surgeon is then able to see the site by using a retractor that contains a small canal through which implants are inserted into the patient with a minimum amount of disruption to the surrounding tissue. We believe that our Zodiac MIS will significantly reduce the length of the posterior surgeries using pedicle screws. We also believe that our Zodiac MIS will limit trauma to the tissue surrounding the location of the surgery, thus reducing surgery time and the impact on adjacent soft tissue, which will enable patients to recover faster. Our Zodiac MIS is designed for use with our current line of PEEK, titanium and allograft spacers. The FDA cleared the use of our cannulated screw, which is a pedicle screw that has a hole running the length of the screw so that it can be inserted over a guide wire, that we intend to use in our Zodiac MIS. We are currently in the process of developing the necessary retractor and other instrumentation for our new Zodiac MIS. Prototype development and product design engineering are in process.

Spacers

Mesh Corpectomy Cage

        The mesh corpectomy cage that we are developing is a spine spacer comprised of perforated titanium. The spacer will allow for insertion from an anterior, anterior/lateral and lateral approach. This feature of the spacer will allow it to be used in procedures from the lower lumbar region to the upper thoracic region. It is being developed for use in corpectomy procedures, a procedure in which a diseased or damaged vertebral body is removed, as an alternative to an expandable spacer or non-expandable PEEK spacer. We have developed a prototype, and further engineering of the product design is in process.

Expandable PEEK Spacer

        We believe that the Expandable PEEK Spacer that we are currently developing will offer many differentiating benefits. Our Expandable PEEK Spacer is designed to allow surgeons to insert the spacer and then change size with a simple adjustment. We believe that this expandable feature will reduce time during surgery that would otherwise be required to cut and fit a non-expandable spacer. Furthermore, because our expandable spacer will be made of PEEK, unlike other expandable spacers currently on the market, it will not be visible during MRIs, which we believe allows the surgeon to better assess the progress of the fusion. We have developed a prototype, and further engineering of the product design is in process.

Plates

Solanas Occipital Plate

        We are developing an occipital plate for placement at the base of the skull in posterior fusion procedures. We are designing this plate to be used with our Solanas Posterior Cervical/Thoracic Fusion System to provide additional stabilization in a cervical/thoracic posterior fusion procedure. We have developed a prototype, and further engineering of the product design is in process.

ALIF Plate System

        Our ALIF Plate System currently under development is designed for anterior lumbar interbody fusion, or ALIF, procedures. The ALIF Plate is to be used in conjunction with a spacer, and is intended to offer comparable stabilization to pedicle screw/rod systems, which are inserted from the posterior. Our ALIF Plate system is designed to provide surgeons with the option of performing a single anterior procedure without having the need for a second posterior procedure in which screws and rods are used to ensure the patient is stabilized. The ALIF Plate is designed to be anatomically shaped and has a low profile, which minimizes the risk of irritation or damage to the adjacent blood vessels. It is being designed to specifically accommodate the vascular anatomy at the point of its insertion. We have developed a prototype, and further engineering of the product design is in process.

Dynamic Cervical Plate System

        We are developing a Dynamic Cervical Plate System to allow us to compete in the dynamic cervical fusion market. The advantage of dynamic plating is that the plate does not provide rigid fixation during the fusion process. As a result, when compared to a traditional cervical plate, more of the natural load on the spine is shared by the bone graft used for fusion, which we believe will reduce the number of procedures in which fusion does not occur. Prototype development and product design engineering are in process.

In addition, in February 2006, we entered into a license and supply agreement with SeaSpine, Inc. pursuant to which we have the right to sell SeaSpine's adjustable bridge connector under our own private label.

Sales and Marketing

        Our sales and marketing organization consists of a 10-person business development and marketing team and a five-person executive sales team which coordinates our sales force. Our sales force consists of approximately 52 independent distributors in the U.S., which we believe employ approximately 140 sales agents, 28 direct sales representatives and sales executives in the U.S. and 15 direct sales representatives in Japan. Although surgeons make the ultimate decision to use our products, we invoice products directly to hospitals and pay commissions to our independent distributors based on payments received. We compensate our direct sales representatives through salaries and incentive bonuses based on performance measures in the U.S. and in Japan. We select our independent distributors based on their expertise in selling spinal devices, reputation within the surgeon community, geographical coverage and established sales network. Each of our independent distributors and direct sales representatives is assigned a sales territory and is subject to monthly performance reviews. We believe that some of our larger distributors sell our implant products exclusively, though we do not currently contractually obligate distributors to sell our products exclusively. We offer each of our independent distributors and direct sales representatives periodic sales and product training programs. We market our products at various industry conferences and through organized surgical training courses, and advertise them in industry trade journals and periodicals. We believe that as surgeons become more exposed to the breadth of our product offering and our responsive service culture they will accelerate demand for our products. From March 18, 2005 to April 15, 2006, the number of our independent distributors in the U.S. increased from 11 to 52 and the number of our direct sales representatives and sales executives in the U.S. increased from 10 to 28.

        In Japan, our sales and marketing are conducted through our subsidiary Alphatec Pacific. We believe that having a direct presence in Japan gives us greater control over the introduction process of our new products into the Japanese market, allows us to be more responsive to our Japanese customers and provides us cost savings by reducing our reliance on third-party importers. Alphatec Pacific reacquired distribution rights to our products in Japan from our former exclusive distributor in August 2005 and acquired a distributor of spine and orthopedic trauma products in November 2005.

Alphatec Pacific has increased the number of its sales and marketing employees from one as of April 1, 2005 to 15 as of April 15, 2006. To further our sales and marketing efforts in Japan, we intend to open regional sales offices and continue to build out our direct sales force at Alphatec Pacific.

Surgeon Training and Education

        We devote significant resources to train and educate surgeons in the proper use of our implants and instrumentation. We believe that the most effective way to introduce and build market demand for our products is by training spine surgeons in the use of our products. We have agreements with medical facilities where we obtain access to cadaver labs to provide training to surgeons. As an example, we have agreed to sponsor development of a new, state-of-the-art cadaver operating theater and training facility at Scripps Memorial Hospital, Encinitas, located 10 miles from our corporate headquarters. This facility will provide us with approximately 24 days each year to provide clinical education and training programs to help drive adoption of our products and products in development at a much lower cost than building our own cadaver lab. We believe that surgeons will become exposed to the merits and distinguishing features of our products through our education and training programs, and in doing so, use and become advocates for our products. In addition, we believe surgeons using our products, who were trained by us, will be instrumental in generating valuable clinical data, providing feedback and demonstrating the benefits of our products to the medical community.

Research and Development

        Our research and development efforts are primarily focused in the near term on developing enhancements to our current product platform and on developing complementary products and technologies for use in spine surgery, such as minimally invasive procedures and dynamic stabilization systems. Our research and development department has extensive experience in developing products to treat spine pathology, and continues to work closely with our Scientific Advisory Board and surgeons to design products that are intended to improve patient care, simplify techniques and reduce overall costs.

Manufacture and Supply

        We conduct our manufacturing operations at our facilities in Carlsbad, California. Excluding our allograft products, we manufacture substantially all of our spine fusion products and a majority of our instrument sets in-house. We believe that in-house production maximizes efficiency, enables rapid prototyping and biomechanical testing, simplifies production scheduling, reduces inventory backlogs and facilitates the customization of products and instruments to meet the needs of surgeons. Our facilities include distinct areas dedicated to the machinery, tooling, quality control, cleaning and labeling of our spine products and instrument sets. From time to time, we outsource some of our manufacturing so we can establish relationships with external sources of production for output redundancy. In addition, from time to time we enter into distribution agreements, such as our agreement with OBI, pursuant to which we distribute products manufactured by a third party under our own private label. Following receipt of products or product components we receive from third parties, we conduct inspection, packaging and labeling, as needed, at our manufacturing facilities.

        We devote significant time and attention to the quality control of our products during the manufacturing process by maintaining a comprehensive quality control program, which, among other things, includes the control and documentation of all material specifications, operating procedures, equipment maintenance and quality control methods. In addition, we inspect all of our raw materials and castings to be used in our spine fusion products throughout the manufacturing process. We control our production orders through the use of bar-codes, controlled prints and routers, which enable use to trace our products during the manufacturing process. Upon completion of the manufacturing process, we package and label our products.

        The raw materials used in the manufacture of our products are principally titanium, titanium alloys, stainless steel, allograft and PEEK. Only one company, Invibio, is currently approved in the U.S. to distribute PEEK for use in implantable devices. In October 2004, we entered into an exclusive supply agreement with Invibio, pursuant to which we agreed to purchase our entire supply of medical quality PEEK in the U.S. from Invibio. As consideration for the PEEK materials, we pay Invibio a dollar amount depending on the weight or the length of either the raw material or stock product that Invibio processes for us. The dollar amount of the PEEK may increase over time, but the price increase is capped at a certain percentage annually. Under the terms of the agreement, we are restricted from selling PEEK to third parties, except when it is incorporated into our products, and we are not authorized to alter the chemical structure of the PEEK. The term of the supply agreement is through October 2014. Either we or Invibio may terminate the supply agreement for an uncured material breach of the agreement.

        As of April 15, 2006, we have contracted with five entities to supply us with tissue for our allograft implants pursuant to agreements, the majority of which do not expire prior to 2008 and most of which provide for automatic renewals unless terminated by written notice. As of April 15, 2006, we have contracted with four entities to process such tissue into our allograft implants after procurement pursuant to agreements, two of which expire in 2008 and two of which expire after 2008 and all of which provide for automatic renewals unless terminated by written notice.

        With the exception of PEEK and allograft, none of our raw material requirements is limited to any significant extent by critical supply. We are subject to the risk that Invibio will fail to supply PEEK in adequate amounts for our needs on a timely basis. In addition, because allograft implants are processed from human tissue, maintaining a steady supply can sometimes be challenging. Our results of operations are not currently materially dependent on raw material costs.

        Our manufacturing operations and those of the third-party manufacturers we use on a limited basis are subject to extensive regulation by the FDA under its quality systems regulations, or QSRs, and good manufacturing practice regulations, state regulations, such as the regulations promulgated by the California Department of Health Services, and under similar requirements of regulatory authorities in different states and regulations promulgated by the European Union and in Japan. For tissue products, we are FDA registered and licensed in the States of California, New York and Florida, the only states that require licenses. For our implants and instruments, we are FDA registered, California licensed, CE marked and ISO certified. CE is an abbreviation for European Compliance. Our facility and the facilities of the third-party manufacturers we use on a limited basis are subject to periodic unannounced inspections by regulatory authorities, and may undergo compliance inspections conducted by the FDA and corresponding state agencies. In November 2003, the FDA performed a pre-announced inspection of our manufacturing facilities. Minor non-compliance items were cited on an FDA Form 483 that we received following the inspection. Following receipt of the Form 483, we submitted a formal response in which we indicated the steps that we had taken to correct the noted deficiencies and have not received any further request from the FDA with respect to the Form 483 we received.

Intellectual Property

        We rely on a combination of patent, trademark, copyright, trade secret and other intellectual property laws, nondisclosure agreements, proprietary information ownership agreements and other measures to protect our intellectual property rights. We believe that in order to have a competitive advantage, we must develop and maintain the proprietary aspects of our technologies. We require our employees, consultants, co-developers, distributors and advisors to execute ownership of proprietary information and confidentiality agreements in connection with their employment, consulting, co-development, distribution or advisory relationships with us. This agreement requires these people and entities to keep our confidential information confidential and to agree to disclose and assign to us all inventions conceived during the work day, using our property or which relate to our business.

Despite any measures taken to protect our intellectual property, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary.

  Patents

        As of April 19, 2006, we had 18 issued U.S. patents, one issued foreign patent and 12 pending patent applications, including seven pending U.S. applications, one pending international application and four pending foreign national applications. The subject matter of the issued patents and pending patent applications relate to, among other things:

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  cervical plates and fixation systems;

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  bone screws;

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  spinal implants;

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  bone and spinal fixation systems; and

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  devices and tools for implanting the foregoing.

        Our issued patents begin to expire in 2011. We have multiple patents relating to unique aspects and improvements for several of our products. We do not believe that the expiration of any single patent is likely to significantly affect our intellectual property position.

        We license patents relating to the polyaxial feature of our pedicle screw from Biomet pursuant to a license agreement, or the 555 license agreement. This polyaxial feature is incorporated into our Zodiac and Solanas pedicle screws and may be incorporated into future products. The 555 license agreement is non-exclusive and non-transferable, except upon the written consent of Biomet, which consent shall not be unreasonably withheld, in connection with an assignment to a purchaser of all or substantially all of the assets to which the patents relate. Under the 555 license agreement, we are required to pay a continuing royalty on the polyaxial screw component of any spinal implant products, systems, devices or solutions that we sell. The license agreement provides that the royalty shall remain in full force and effect without modification regardless of any ruling by any court regarding the scope, validity, or enforceability of the patents covered by the 555 license agreement. The term of the license agreement extends until the expiration of the last of the licensed patents which covers the sale of a product, currently 2013. Biomet can terminate the license in the event we fail to make any of the payments required under the license agreement, materially breach the license agreement, or become insolvent. The validity of the U.S. patents covered by the 555 license agreement is being challenged by Medtronic in an infringement action brought by Biomet in the U.S. The European patent covered by the 555 license agreement has recently been revoked by the European Patent Officer after it was successfully challenged in an opposition proceeding in Europe initiated by Stryker and Synthes. Biomet is appealing this decision. We currently have no plans to sell our products in Europe.

        We license from LifeNet the method/system of processing and cleaning of bone and other tissue used by the companies that provide our allograft. This license is a royalty-bearing license and includes a license to current and future LifeNet patents pertaining to this method/system. The license terminates upon the date of expiration of the last-to-expire patents or ten years from the effective date of the agreement, whichever is later.

        The medical device industry is characterized by the existence of a large number of patents and frequent litigation based on allegations of patent infringement. Patent litigation can involve complex factual and legal questions and its outcome is uncertain. Any claim relating to infringement of patents that is successfully asserted against us may require us to pay substantial damages (including treble damages if our infringement is found to be willful) or may require us to remove our infringing product from the market. Even if we were to prevail, any litigation could be costly and time-consuming and would divert the attention of our management and key personnel from our business operations. Our success will also depend in part on our not infringing patents issued to others, including our competitors and potential competitors. If our products are found to infringe the patents of others, our development, manufacture and sale of such potential products could be severely restricted or prohibited. In addition, our competitors may independently develop similar technologies. We may lose market share to our competitors if we fail to protect our intellectual property rights.

        As the number of entrants into our market increases, the possibility of a patent infringement claim against us grows. While we make an effort to ensure that our products do not infringe other parties' patents and proprietary rights, our products and methods may be covered by U.S. or foreign patents held by our competitors. In addition, our competitors may assert that future products we may market infringe their patents.

        A patent infringement suit brought against us or any strategic partners, co-developers or licensors may force us or strategic partners, co-developers or licensors to stop or delay developing, manufacturing or selling potential products that are claimed to infringe a third party's intellectual property, unless that party grants us or strategic partners, co-developers or licensors rights to use its intellectual property. In such cases, we may be required to obtain licenses to patents or proprietary rights of others in order to continue to commercialize our products. However, we may not be able to obtain any licenses required under any patents or proprietary rights of third parties on acceptable terms, or at all. Even if strategic partners, co-developers, licensors or we were able to obtain rights to the third party's intellectual property, these rights may be non-exclusive, thereby giving our competitors access to the same intellectual property. Ultimately, we may be unable to commercialize some of our potential products or may have to cease some of our business operations as a result of patent infringement claims, which could severely harm our business financial condition and results of operation.

  Trademarks

        We have U.S. trademark registrations corresponding to the following marks: Alphatec, Cortek, C, Cortek design/logo, Corlok, Osteocor, Biocarpentry, Dovetome, Deltaloc, Duet, Connect and Polylok. We currently have U.S. trademark applications pending that correspond to the following marks: Solo, Coreograft, Zodiac, Chorus, Novel, Alphagraft, and Osteocure. We also have common-law trademark rights for the following marks: Reveal, Mirage, Tamarack, Zodiac Trauma, Zodiac Deformity, Zodiac M/A, ROC, Solanas, Solo Lumbar, Solo Cervical, Novel PEEK, Novel Titanium and Dense Cancellous. We have three pending Japanese trademark registrations corresponding to the following marks: Alphatec, Zodiac and Marco.

Competition

        We believe that the principal competitive factors in our markets include:

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  responsiveness and ability to customize products to address the needs of surgeons;

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  surgeon services, such as training and education;

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  manufacturing capabilities;

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  improved outcomes for spine pathology procedures;

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  acceptance by spine surgeons;

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  ease of use and reliability;

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  product price and qualification for reimbursement;

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  technical leadership and superiority;

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  effective marketing and distribution; and

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  speed to market.

        Our currently marketed products are, and any future products we commercialize will be, subject to intense competition. Many of our competitors and potential competitors have substantially greater financial, technical and marketing resources than we do, and they may succeed in developing products that would render our products obsolete or noncompetitive. In addition, many of these competitors have significantly longer operating histories and established reputations than we do in their respective fields. Our ability to compete successfully will depend on our ability to make available to our customers proprietary products that reach the market in a timely manner, receive adequate reimbursement and are safer and less expensive than alternatives available for the same purpose. Because of the size and growth characteristics of the potential market, we anticipate that companies will dedicate significant resources to developing competing products.

        We believe that our most significant competitors are divisions of large publicly traded medical device companies such as DePuy, Inc., a subsidiary of Johnson & Johnson and Medtronic Sofamor Danek, Inc., a subsidiary of Medtronic, Inc. In 2004, approximately 75% of U.S. spine fusion product revenues were generated by our three largest competitors, Depuy, Medtronic and Synthes, Inc.

        Our other significant competitors include Zimmer Holdings, Inc., Biomet, Abbott Spine, Inc., a division of Abbott Laboratories, NuVasive, Inc., Blackstone Medical, Inc., Scient'x S.A., in which HealthpointCapital has a 33% ownership interest, Globus Medical, Inc. and a host of other smaller companies.

        In recent years there has been an increasing awareness and use of non-invasive means for the prevention and treatment of back pain and rehabilitation. Non-invasive technologies include: (i) pharmaceutical products; (ii) biological, tissue-based or synthetic materials that attempt to facilitate regeneration of damaged or diseased bone and repair damaged tissue; (iii) bracing; and (iv) bone-growth stimulation devices. While these non-invasive treatments are considered to be an alternative to fusion surgery, fusion is the standard of care in the event that non-invasive treatments are unsuccessful. To date, the treatments listed above have not been sufficiently successful in addressing spine disorders such that they have caused a material reduction in the number of spinal fusions.

Government Regulation

        Governmental authorities in the U.S., at the federal, state and local level, and other countries extensively regulate, among other things, the research, development, testing, manufacture, labeling, promotion, advertising, distribution, marketing and export and import of products such as those we sell and are developing. Failure to obtain approval to market our products under development and to meet the ongoing requirements of these regulatory authorities could prevent us from marketing and continuing to market our products.

United States

        In the U.S., the information that must be submitted to the FDA in order to obtain clearance or approval to market a new medical device varies depending on how the medical device is classified by the FDA. Medical devices are classified into one of three classes on the basis of the controls deemed by the FDA to be necessary to reasonably ensure their safety and effectiveness. Class I devices are subject to general controls, including labeling, pre-market notification and adherence to QSRs, which are device-specific good manufacturing practices. Class II devices are subject to general controls and special controls, including performance standards and post-market surveillance. Class III devices are subject to most of the previously identified requirements as well as to pre-market approval. We currently produce Class I and Class II devices.

        Before a new device can be marketed, its manufacturer must obtain either marketing clearance from the FDA through either a pre-market notification under Section 510(k) of the Federal Food, Drug and Cosmetic Act or the FDA's approval of a pre-market approval application, or PMA. Throughout this prospectus, when we refer to a product being cleared by the FDA, or clearance from the FDA, we mean that the FDA reviewed the product as presented in a type of pre-market submission referred to as a 510(k) and agreed that the product could be marketed and sold. User fees, which increase each year and which are specific for the type of submission that is made, must be paid to the FDA at the time that the 510(k) or PMA is submitted.

        A 510(k) pre-market notification must demonstrate that the device in question is substantially equivalent to another legally marketed device, or predicate device, that does not require pre-market approval. Class I devices and some Class II devices are exempt from the 510(k) pre-market notification requirement. In evaluating the 510(k), the FDA must determine that the device (i) has the same intended use as the predicate device and (ii) has the same technological characteristics as the predicate device; or that (i) the device has different technological characteristics, (ii) the data submitted establishes that the device is substantially equivalent and contains information, including clinical data if deemed necessary by the FDA, that demonstrates that the device is as safe and as effective as a legally marketed device and (iii) the device does not raise different questions of safety and effectiveness than the predicate device. Most 510(k)s do not require clinical data for clearance. The FDA is required to issue a decision letter within 90 days if it has no additional questions or send a first action letter requesting additional information within 75 days. The FDA may not meet the applicable performance goal review time. In addition, requests for additional data, including clinical information, will increase the time necessary to review the notice. If the FDA does not inform the manufacturer that a 510(k) is not required or agree that a new device is substantially equivalent to a predicate device, the new device will be classified in Class III, and the manufacturer must submit a PMA or, may, depending on the nature of the device, petition the FDA to make a risk-based determination of the new device and reclassify the new device as a Class I or II device. Modifications to 510(k)-cleared medical devices may or may not require the submission of another 510(k) or a PMA depending on whether the changes will affect the safety or effectiveness of the device.

        The PMA process is more complex, costly and time consuming than the 510(k) clearance procedure. A PMA must be supported by more detailed and comprehensive scientific evidence than a 510(k) notice, including clinical data to demonstrate the safety and efficacy of the device. If the device is determined to present a "significant risk," the manufacturer may not begin a clinical trial until it submits an investigational device exemption, or IDE, to the FDA and obtains approval from the FDA. Such clinical trials are also subject to the review, approval and oversight of an institutional review board at each institution at which the clinical trial will be performed. The clinical trials must be conducted in accordance with applicable regulations, including but not limited to the FDA's good clinical practice regulations. Upon completion of the clinical trials, and assuming that the results indicate that the product is safe and effective for its intended purpose, the manufacturer will then submit a PMA. The FDA has 45 days after a PMA is submitted to determine whether it is sufficiently complete to permit a substantive review. If the PMA is complete, the FDA will file the PMA. The FDA is subject to performance goal review times for PMAs and may issue a decision letter as a first action on a PMA within 180 days of filing, but if it has questions, it will likely issue a first major deficiency letter within 150 days. It may also refer the PMA to an FDA advisory committee for additional review, and will conduct a pre-approval inspection of the manufacturing facility to ensure compliance with the QSRs. While the FDA's ability to meet its performance goal review times has generally improved during the past few years, it may not meet these goals in the future. A PMA can take several years to complete and there is no assurance that any submitted PMA will ever be approved. Even when approved, the FDA may limit the indication for which the medical device may be marketed or to whom it may be sold. In addition, the FDA may request additional information or request the performance of additional clinical studies as a condition of approval or after the PMA is approved. Changes to the device may require the submission and approval of a supplemental PMA before the modified device may be sold.

Continuing FDA Regulation

        After a device is placed on the market, numerous regulatory requirements apply. These include:

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  registration of the manufacturer with the FDA with a listing of devices in commercial distribution;

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  compliance with QSRs, which govern, among other things, the methods used in and the facilities and controls used for the design, manufacture, packaging and complaint handling;

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  medical device reporting regulations, which require that manufacturers report to the FDA any incident that may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if it were to recur;

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  periodic inspections; and

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  regulation of advertising and promotion by the FDA, the Federal Trade Commission and by some state regulatory agencies.

        Failure to comply with applicable regulatory requirements can result in enforcement action by the FDA, which may include any of the following sanctions:

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  warning letters;

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  fines, injunctions, and civil penalties;

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  recall or seizure of our products;

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  operating restrictions, partial suspension or total shutdown of production;

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  refusal to grant 510(k) clearance or approve PMAs of new products;

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  withdrawal of 510(k) clearance or approve PMAs that are already granted; and

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  criminal prosecution.

        We maintain a comprehensive quality assurance and quality control program, which includes the control and documentation of all material specifications, operating procedures, equipment maintenance and quality control methods. Our quality control measures begin with an inspection of all raw materials and castings to be used in our spine fusion products, and each piece is inspected at each step of the manufacturing process. All production orders are controlled by a bar-coded lot number, and traceability is maintained until the product is shipped to the initial customer.

        The FDA periodically reconsiders the way in which it regulates tissue, and in 1997 it formulated a comprehensive approach to the regulation of human cellular and tissue-based products. The FDA determined that tissues used for conventional purposes, such as to repair injuries or replace damaged or defective tissues would be subject to very limited oversight as long as they were only minimally processed and used for their normal functions. Tissue processors, such as our suppliers, must register with the FDA and list their tissue products. They are also required to comply with the FDA's current good tissue practice regulations, or CGTPs, that went into effect in May 2005. The CGTP core requirements govern, among other things, donor eligibility determinations, donor screening and donor testing, receipt and distribution of tissues and labeling, processing and process controls. The FDA, and some states with regulations similar to the FDA's, have the authority to inspect human tissue processing facilities.

        The FDA may regulate certain allografts as medical devices, drugs or biologics if the allograft is deemed to have been more than minimally manipulated or indicated for nonhomologous use. Homologous use is generally interpreted as the use of tissue for the same basic function in the recipient as it fulfilled in the donor. If the FDA decides that any of our current or future allograft are more than minimally manipulated or indicated for nonhomologous use, it would require us to obtain 510(k) clearance or a PMA approval if the allograft is viewed as a medical device or obtain approval as a drug or biologic if it is viewed as a drug or biologic. Depending on the nature and extent of any FDA decision applicable to our allografts, further distribution of the affected products could be interrupted for a substantial period of time, which would reduce our revenues and hurt our profitability. As of the date of this prospectus, the FDA has not made any such decision, and we are not aware that any such decision is pending.

International Device Regulation

        International sales of medical devices are subject to foreign government regulations, which vary substantially from country to country. The time required to obtain approval by a foreign country may be longer or shorter than that required for FDA approval, and the requirements may differ.

  Japan

        In Japan, certain medical devices classified as "highly controlled" must be approved prior to importation and commercial sale by the Ministry of Health, Labor and Welfare, or MHLW, pursuant to the Japanese Pharmaceutical Affairs Law, or PAL. Manufacturers of medical devices outside of Japan which do not operate through a Japanese entity are required to appoint a contractually bound in-country caretaker who holds a license to market the relevant medical devices to directly submit an application for device approval to the MHLW. The MHLW evaluates each device for safety and efficacy and may require that the product be tested in Japanese laboratories. After a device is approved for importation and commercial sale in Japan, the MHLW continues to monitor sales of approved products for compliance. Failure to comply with applicable regulatory requirements can result in enforcement action by the MHLW, including administrative inspections and recommendations; recall or seizure of products; operating restrictions, including partial suspension or total shut down of marketing activity in Japan; withdrawal of product approvals; and criminal prosecution by a public prosecutor, including criminal fines and/or imprisonment.

        Our devices fall into the "highly controlled" medical device category. Currently, MHLW review times for our device applications range from one year if clinical data is not required, to up to two years if clinical data is required. The review times for our products are expected to be reduced to six months and one year, respectively, and we expect application fees to be reduced as new approval screening standards are established by the MHLW, which has delegated responsibility for these review functions to the Japanese Pharmaceuticals and Medical Devices Agency, for various medical device categories. However, we do not know what performance standards may be adopted by the MHLW. To date, the MHLW has not released any new standards for spinal implants.

Environmental Matters

        Our facilities and operations are subject to extensive federal, state, local and foreign environmental and occupational health and safety laws and regulations. These laws and regulations govern, among other things, air emissions; wastewater discharges; the generation, storage, handling, use and transportation of hazardous materials; the handling and disposal of hazardous wastes; the cleanup of contamination; and the health and safety of our employees. Under such laws and regulations, we are required to obtain permits from governmental authorities for some of our operations. If we violate or fail to comply with these laws, regulations or permits, we could be fined or otherwise sanctioned by regulators. We could also be held responsible for costs and damages arising from any contamination at our past or present facilities or at third-party waste disposal sites. We cannot completely eliminate the risk of contamination or injury resulting from hazardous materials, and we may incur material liability as a result of any contamination or injury.

Compliance with Fraud and Abuse Laws

        We must comply with various federal and state laws, rules and regulations pertaining to healthcare fraud and abuse, including anti-kickback laws and physician self-referral laws, rules and regulations. Violations of these laws are punishable by criminal and civil sanctions, including, in some instances, exclusion from participation in federal and state healthcare programs, including Medicare, Medicaid, Veterans Administration health programs, workers' compensation programs and TRICARE. We believe that our operations are in material compliance with such laws, rules and regulations. However, because of the far-reaching nature and government authorities' wide discretion in enforcement of these laws, there can be no assurance that we would not be required to alter one or more of our practices to be deemed to be in compliance with these laws. In addition, there can be no assurance that the occurrence of one or more violations of these laws, rules or regulations would not result in a material adverse effect on our business, financial condition and results of operations.

  Anti-Kickback Statute

        The federal Anti-Kickback Statute prohibits persons from knowingly or willfully soliciting, receiving, offering or providing remuneration, directly or indirectly, in exchange for or to induce either the referral of an individual, or the furnishing, recommending, or arranging for a good or service, for which payment may be made under a federal healthcare program such as Medicare and Medicaid. The definition of "remuneration" has been broadly interpreted to include anything of value, including such items as gifts, certain discounts, waiver of payments, and providing anything at less than its fair market value.

        Government officials have focused recent kickback enforcement efforts on, among other things, the sales and marketing activities of healthcare companies, and recently have brought cases against individuals or entities with personnel who allegedly offered unlawful inducements to potential or existing customers in an attempt to procure their business. This trend is expected to continue. Settlements of these cases by healthcare companies have involved significant fines and/or penalties and in some instances criminal pleas. We are also aware of governmental investigations of some of the largest orthopedic device companies reportedly focusing on consulting and service agreements between these companies and orthopedic surgeons. These developments are ongoing and we cannot predict the effects they will have on prices for orthopedic devices.

        The Anti-Kickback Statue is broad and prohibits many arrangements and practices that are lawful in businesses outside of the healthcare industry. Recognizing that the Anti-Kickback Statute is broad and may technically prohibit many innocuous or beneficial arrangements, the Office of Inspector General of the Department of Health and Human Services, or OIG, has issued regulations, commonly known as "safe harbors." These safe harbors set forth certain requirements that, if fully met, will assure healthcare providers and other parties that they will not be prosecuted under the Anti-Kickback Statute. Although full compliance with these provisions ensures against prosecution under the Anti-Kickback Statute, full compliance is often difficult and the failure of a transaction or arrangement to fit within a specific safe harbor does not necessarily mean that the transaction or arrangement is illegal or that prosecution under the Anti-Kickback Statute will be pursued. However, conduct and business arrangements that do not fully satisfy each applicable safe harbor may result in increased scrutiny by government enforcement authorities such as the OIG. The statutory penalties for violating the Anti-Kickback Statute include imprisonment for up to five years and fines of up to $25,000 per violation. In addition, through application of other laws, conduct that violates the Anti-Kickback Statute can also give rise to False Claims Act lawsuits, civil monetary penalties and possible exclusion from Medicare and Medicaid and other federal healthcare programs. In addition to the Federal Anti-Kickback Statute, many states have their own kickback laws. Often, these laws closely follow the language of the federal law, although they do not always have the same scope, exceptions or safe harbors. In some states, these anti-kickback laws apply not only to payment made by a government health care program but also with respect to other payers, including commercial insurance companies.

        We have entered into consulting agreements and royalty agreements with certain surgeons that make referrals to us. These transactions were structured with the intention of complying with all applicable laws and safe harbors. Despite this intention, the laws in this area are both broad and vague and it is often difficult or impossible to determine precisely how the laws will be applied. Accordingly, there can be no assurance that we would be determined by a particular state agency or court to be in full compliance with such laws. We would be materially impacted if regulatory agencies interpret our relationships with certain surgeons who refer our products to be in violation of applicable laws and we were unable to achieve compliance with applicable laws.

  Physician Self-Referral Laws

        The federal ban on physician self-referrals, commonly known as the "Stark Law," prohibits, subject to certain exceptions, physician referrals of Medicare and Medicaid patients to an entity providing certain "designated health services" if the physician or an immediate family member of the physician has any financial relationship with the entity. The Stark Law also prohibits the entity receiving the referral from billing for any good or service furnished pursuant to an unlawful referral, and any person collecting any amounts in connection with an unlawful referral is obligated to refund such amounts. A person who engages in a scheme to circumvent the Stark Law's referral prohibition may be fined up to $100,000 for each such arrangement or scheme. The penalties for violating the Stark Law also include civil monetary penalties of up to $15,000 per service and possible exclusion from federal healthcare programs. In addition to the Stark Law, many states have their own self-referral laws. Often, these laws closely follow the language of the federal law, although they do not always have the same scope, exceptions or safe harbors. In some states these anti-referral laws apply not only to payment made by a federal health care program but also with respect to other payers, including commercial insurance companies. In addition, some state laws require physicians to disclose any financial interest they may have with a healthcare provider to their patients when referring patients to that provider even if the referral itself is not prohibited.

        We have entered into consulting agreements and royalty agreements with surgeons, including some who make referrals to us. In addition, some of our referring surgeons own our stock, which they either purchased in an arms' length transaction on terms identical to those offered to non-surgeons or received from us as fair market value consideration for consulting services performed. These agreements and stock issuances must be transacted in accordance with the Stark Law, state anti-referral laws and other applicable laws since the surgeons make referrals to us. While these transactions were structured with the intention of complying with all applicable laws, including the Stark Law, state anti-referral laws and other applicable anti-kickback laws, to the extent applicable, it is possible that regulatory agencies may in the future view these transactions as prohibited arrangements that must be restructured or for which we could be subject to other significant penalties, or could prohibit us from accepting referrals from these surgeons. We would be materially impacted if regulatory agencies interpret our financial relationships with certain surgeons who refer our products to be in violation of applicable laws and we were unable to achieve compliance with applicable laws. This could subject us to monetary penalties for non-compliance, the cost of which could be substantial, or we may be unable to accept referrals from such surgeons.

        We regularly review our practices in an effort to ensure that they comply with the Stark Law and applicable state anti-referral laws but the laws in this area are both broad and vague and it is often difficult or impossible to determine precisely how the laws will be applied. Accordingly, there can be no assurance that we would be determined by a particular agency or court to be in full compliance with such laws.

  False Claims Laws

        The federal False Claims Act prohibits any person from knowingly presenting, or causing to be presented, a false claim or knowingly making, or causing to made, a false statement to obtain payment from the federal government. Absent prompt self-reporting, when an entity is determined by a court or jury to have violated the False Claims Act, it must pay three times the actual damages sustained by the government, plus mandatory civil penalties of between $5,500 and $11,000 for each separate false claim. By application of other laws, conduct that violates the False Claims Act can also give rise to exclusion from participation in Medicare, Medicaid and other government health programs. Actions filed under the False Claims Act can be brought by any individual on behalf of the government, a "qui tam" action, and such individual, known as a "relator" or, more commonly, as a "whistleblower," may share in any amounts paid by the entity to the government in damages and penalties or by way of settlement. In addition, certain states have enacted laws modeled after the federal False Claims Act. Qui tam actions have increased significantly in recent years, causing greater numbers of healthcare companies to defend false claim actions, pay damages and penalties or be excluded from Medicare, Medicaid or other federal or state healthcare programs as a result of investigations arising out of such actions.

  Gainsharing

        Medical device companies may be adversely affected by so-called gainsharing programs. While there is no fixed definition of gainsharing, the term has typically referred to an arrangement in which a hospital gives physicians a share of any reduction in the hospital's costs attributable in part to the physician's efforts. Gainsharing can take a number of forms. In some of the proposed gainsharing arrangements, surgeons are offered a percentage of a hospital's cost savings arising from the surgeon's implementation of a number of cost reduction measures in certain surgical procedures, including from such measures as the use of designated supplies or tools that are clinically equivalent and medically appropriate, but also less expensive.

        The OIG has ruled that some gainsharing arrangements may violate the Anti-Kickback Statute and/or the Civil Monetary Penalties Law if payments to physicians constitute an inducement to reduce or limit items or services to Medicare and Medicaid beneficiaries under the physician's direct care. However, the OIG has recently approved several gainsharing arrangements involving cardiac surgeons that did not present risks for patient or program abuse. Hospitals likely will seek to develop analogous gainsharing arrangements with orthopedic surgeons, and such arrangements could impact the hospitals' willingness to use our products. Also, we may be asked to structure gainsharing arrangements consistent with the OIG's gainsharing opinions.

  Fraud on a Health Benefit Plan and False Statements

        The Health Insurance Portability and Accountability Act of 1996, or HIPAA, created two new federal crimes: health care fraud and false statements relating to health care matters. The health care fraud statute prohibits knowingly and willfully executing a scheme to defraud any health care benefit program, including private payors. A violation of this statute is a felony and may result in fines, imprisonment or exclusion from government sponsored programs. The false statements statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for health care benefits, items or services. A violation of this statute is a felony and may result in fines or imprisonment.

  Federal Administrative Sanctions—Exclusion and Civil Monetary Penalties

        The federal government may also bring administrative actions against entities for alleged violations of a number of prohibitions, including the Anti-Kickback Statute and the Stark Law. The authorities authorize the OIG to seek to exclude from the Medicare, Medicaid and certain other government programs, on either a mandatory or permissive basis depending on the underlying conduct, an entity that, or individual who, has violated the Anti-Kickback Statute or the Stark Law, or that has failed to comply with certain other specifically delineated obligations. Typically, exclusions last for five years. The federal government may also bring an administrative action seeking civil monetary penalties against entities that, or individuals who, have violated the Anti-Kickback Statute or the Stark Law or that or who have failed to comply with other specifically delineated obligations. Civil monetary penalties can range from $2,000 to $50,000 for each violation or failure plus, in certain circumstances, three times the amounts claimed in reimbursement.

        We regularly review our practices in an effort to ensure that they comply with the prohibitions and obligations imposed pursuant to the OIG's exclusion and civil monetary penalties authorities, but the laws are both broad and vague, and it is often difficult or impossible to determine precisely how the laws will be applied. Accordingly, there can be no assurance that we would be determined by the OIG or at the end of an administrative proceeding to be in compliance with such prohibitions or obligations.

  Japanese Laws and Regulations

        In Japan, there are no laws or regulations specifically addressing fraud or abuse in the medical device industry. Rather, such behavior is regulated more generally. For example, fraud and willful misconduct are generally treated as violations of Japan's Civil Code. Further, if a company directly or indirectly provides money, gifts or other remuneration to a civil servant employed by the Japanese government (including a doctor working at a national hospital), such conduct is punishable as criminal bribery. In addition, although vendor volume rebates or discounts are generally permitted, the Japanese Antimonopoly Law prohibits a business from tying the amount of a rebate it provides to a customer to the ratio that the customer's purchases from that business bears to the customer's total purchases from all vendors, on the ground that this constitutes an unfair business practice that has the effect of restraining competition. Otherwise, however, payments by private individuals or companies to others for the purpose of facilitating or inducing business transactions do not in general violate Japanese law. Like our U.S. employees, our employees in Japan are subject to our corporate code of conduct, which, among other things, prohibits employees from violating laws applicable to us.

Third-Party Reimbursement

        While we do not rely directly on reimbursement from third-party payors, such as Medicaid, Medicare and private insurers, for any of our products, our business is affected by third-party reimbursement and health industry compliance laws administered by the government, such as Medicare and Medicaid, as well as private payors. For example, our business is indirectly impacted by the ability of a hospital or medical facility to obtain third-party reimbursement coverage for procedures performed using our products. These third-party payors may deny reimbursement if they determine that a device used in a procedure was not medically necessary and used in accordance with cost-effective treatment methods, as determined by the third-party payor, or was used for an unapproved indication. Further, for inpatient and outpatient spine fracture reduction procedures, including those that involve use of our products, Medicare reimburses hospitals at a prospectively determined amount, regardless of the actual cost for such treatment, based primarily on the patient's diagnosis and the nature of the care provided during the hospital stay. Thus, the hospitals do not receive reimbursement based on the costs of our product. Other third-party payors, including commercial insurers and managed care companies, frequently follow Medicare principles in determining their respective payment policies. We receive payment from hospitals and surgical centers and not directly from third-party payors. We believe that third-party payors generally cover approximately 85% of the cost of procedures using our products, though the amount covered may vary from state to state and procedure to procedure. In addition, the rate of reimbursement may vary based on the individual contracts that hospitals have negotiated with insurance carriers.

        Establishing reimbursement for any new medical technology is a challenge in the current environment of cost containment and managed care, including for government programs. To successfully establish reimbursement coverage, companies must prove that the proposed new technology improves health outcomes, such as quality of life or functional ability, and, given the usual method of reimbursement, does so in a cost-effective manner.

        Medicare and other third-party payors payments to the hospital or medical facility for the costs of admitting and treating the patient, whether inpatient or outpatient, including the purchase of our products, is based on existing applicable codes. The surgeons and other physicians who perform procedures with our products are reimbursed by Medicare and other third-party payors separately under a different system that is usually based on procedure codes, called current procedural terminology codes.

        Medicare has promulgated seven diagnosis related group, or DRG, codes for inpatient procedures that involve the use of our products. Each of these DRG codes is associated with a level of payment that is adjusted from time to time, usually annually. The payment, or third-party reimbursement, is intended to cover most of the non-physician hospital costs incurred in connection with the applicable diagnosis and related procedures. Implant devices such as those sold by us represent part of the total procedure costs, while labor, hospital room and board and other supplies and services represent the balance of those costs.

        We believe that orthopedic implants have been well received by third-party payors because of their ability to greatly reduce long-term health care costs for sufferers of musculoskeletal ailments. However, reimbursement policies vary from payor to payor and are subject to change. As discussed above, hospitals that purchase medical devices for treatment of their patients generally rely on third-party payors to reimburse all or part of the costs and fees associated with the procedures performed with these devices. Both government and private third-party coverage and reimbursement levels are critical to new product acceptance. Neither hospitals nor spine surgeons are likely to use our products if they do not receive reimbursement adequate to cover the cost of these procedures.

        While it is expected that hospitals will be able to obtain reimbursement for the procedures requiring use of our products, the level of reimbursement available to them for such procedures may change over time. Governmental payors such as Medicare and Medicaid closely regulate provider reimbursement levels and have sought to contain, and sometimes reduce, price levels. Commercial payors and managed care plans frequently follow government payment policies, and are likewise interested in controlling increases in the cost of medical care. These third-party payors may deny reimbursement if they determine that a device used in a procedure was not used in accordance with cost-effective treatment methods, as determined by the third-party payor, or was used for an unapproved indication.

        In addition, some payors are adopting pay-for-performance programs that differentiate payments to health care providers based on the achievement of documented quality-of-care metrics, cost efficiencies, or patient outcomes. These programs are intended to provide incentives to providers to find ways to deliver the same or better results while consuming fewer resources. As a result of these programs, and related payor efforts to reduce reimbursement levels, hospitals and other providers are seeking ways to reduce their costs, including the amounts they pay to medical device suppliers. Adverse changes in reimbursement rates by payors to hospitals could adversely impact our ability to market and sell our products and negatively affect our financial performance.

        In international markets, reimbursement and healthcare payment systems vary significantly by country and many countries have instituted price ceilings on specific product lines. There can be no assurance that our products will be considered cost-effective by third-party payors, that reimbursement will continue to be available or, if available, that the third-party payors' reimbursement policies will not adversely affect our ability to sell our products profitably.

        A patient's use of our products that has been prescribed by a medical doctor in Japan will generally be covered by the Japanese National Health Insurance. The coverage ratio under the Japanese National Health Insurance varies according to a number of factors, including the patient's age and the type of product used. However, the insurance generally covers between 70% and 90% of the cost of the procedure.

Employees

        As of April 15, 2006, we had 241 employees worldwide in the following areas: sales, surgeon services, marketing, product development, manufacturing, quality assurance, regulatory affairs, research and development, human resources, finance, legal, information technology and administration. Complementing our employees are our approximately 52 independent distributors. We believe that our success will depend, in part, on our ability to attract and retain qualified personnel. We have never experienced a work stoppage due to labor difficulties and believe that our relations with our employees are good. None of our employees is represented by a labor union or is subject to any collective bargaining agreement.

Facilities

        Our corporate office and our manufacturing facilities are located in Carlsbad, California. We believe that our facilities are adequate for our current needs. The table below provides selected information regarding our facilities, all of which are leased.

Location	Use	Approximate Square Footage	Lease Expiration
Carlsbad, California	Corporate headquarters	19,000	February 2008
Carlsbad, California	Product design and manufacturing	21,592	March 2008
Carlsbad, California	Product design and manufacturing	3,367	February 2007
Carlsbad, California	Product design and manufacturing	10,080	October 2006, option through October 2008
Westwood, Massachusetts	Allograft distribution	3,354	July 2009

Legal Proceedings

        From time to time we may be involved in various disputes and litigation matters that arise in the ordinary course of business. Other than as set forth below, we are not currently a party to any material legal proceedings.

        On or about November 22, 2005, we, among other entities, were served with a complaint by Abbott Spine, Inc., or Abbott, in the United States District Court for the District of Arizona. The complaint alleges that we tortiously interfered with a contract that Abbott had with one of its independent sales agents, Gannon Rice Medical, Inc., or Gannon, and tortiously interfered with Abbott's customer relationships in Arizona. The complaint seeks from us undisclosed monetary damages, punitive damages and attorneys' fees under Arizona law. The case is proceeding in Arizona federal court and expedited discovery was completed in November 2005. A preliminary injunction was upheld that restricts the activities of the former Gannon employees in Arizona. Gannon has appealed the terms of this injunction. We also are in the process of negotiating a settlement to the case and have agreed to mediation proceedings.

        On February 2, 2006, we filed a joint complaint with our President and CEO, Ronald Hiscock, in California State Superior Court against Benchmark Medical, Inc. and Benchmark Medical Holdings, Inc., or Benchmark, in connection with Benchmark's failure to pay Mr. Hiscock certain amounts due to him pursuant to his severance agreement with Benchmark. In addition, our complaint seeks a declaratory judgment affirming our ability to recruit and hire former Benchmark employees. In March 2006, Benchmark filed a complaint against Mr. Hiscock and our Chief Administrative Officer, Vice President and Secretary, Vicky Romanoski, in Pennsylvania state court in which it claimed that each of them violated the terms of their respective severance agreements with Benchmark and sought to have the matter litigated in Pennsylvania rather than California. We are indemnifying both Mr. Hiscock and Ms. Romanoski in connection with this matter. See "Certain Relationships and Related Transactions—Financial Advisory Service, Rental and Other Payments and Agreements."

        On April 12, 2006, we and HealthpointCapital, our majority stockholder, and its affiliate, HealthpointCapital, LLC, were served with a complaint by Drs. Darryl Brodke, Alan Hilibrand, Richard Ozuna and Jeffrey Wang, or the claimant surgeons, in the Superior Court of California in the County of Orange, claiming, among other things, that, pursuant to certain contractual arrangements Alphatec Spine allegedly entered into with the claimant surgeons in 2001, we are required to pay the claimant surgeons quarterly royalties in an aggregate amount of 6% of the net sales of our polyaxial screws, which the claimant surgeons allege were developed with their assistance prior to the cessation of such development activities in March 2002. We first began to sell polyaxial screws in 2003 and have continued to sell them through the date of this prospectus. We are in the process of preparing an answer to the complaint, and we plan to vigorously defend ourselves in this action.

MANAGEMENT

Executive Officers, Directors, and Significant Employees

        Set forth below are the name, age, position, and a brief account of the business experience of each of the executive officers, directors and other key employees of Alphatec Holdings, unless otherwise noted, as of March 1, 2006.

Name	Age	Position
Executive Officers and Directors:
John H. Foster	63	Chairman of the Board of Directors
Ronald G. Hiscock	55	President, Chief Executive Officer and Director
Daniel J. Lacienski	57	Executive Vice President, Operations
Stephen T. D. Dixon	46	Chief Financial Officer, Vice President and Treasurer
Trent J. Northcutt	39	Vice President, Sales
Vicky A. Romanoski	46	Chief Administrative Officer, Vice President and Secretary
Scott A. Wiese	41	Vice President, Business Development and Marketing
Steven Reinecke	45	Vice President, Research and Development
Herbert J. Bellucci	56	Vice President, Manufacturing
Ebun S. Garner, Esq.	34	Vice President, Legal Affairs and Compliance
Brian Plotkin	47	Vice President, Information Technology
Kimberly Bradshaw	39	Vice President, Physician Services
Mortimer Berkowitz III	52	Director
R. Ian Molson(1)(2)(3)	50	Director
Stephen E. O'Neil(1)(2)(3)	73	Director
Other key employees:
Laszlo Adam	55	Executive Vice President, Corporate Development
Shunshiro "Roy" Yoshimi	57	Chairman, President and Chief Executive Officer, Alphatec Pacific

(1)
Member of our Audit Committee

(2)
Member of our Compensation Committee

(3)
Member of our Nominating and Corporate Governance Committee

Executive Officers and Directors:

        John H. Foster has served as Chairman of the Board of Directors of Alphatec Holdings and Alphatec Spine since March 2005. He also served as Chief Executive Officer of Alphatec Holdings and Alphatec Spine from March 2005 to October 2005. He is currently a managing member of HGP, LLC, which is the general partner of HealthpointCapital, and Chairman, Chief Executive Officer, a member of the Board of Managers and a managing director of HealthpointCapital, LLC. He has held the position with HGP, LLC since its formation in August 2002 and the positions with HealthpointCapital, LLC since its formation in July 2002. He founded Foster Management Company and has served as its Chairman and Chief Executive Officer since 1972. From inception to date, Foster Management Company has managed seven private equity funds. Mr. Foster is an experienced operating executive and a 30-year veteran of private equity investing. Mr. Foster has served as Chief Executive Officer of most of Foster Management's portfolio companies, including NovaCare, Inc., a physical rehabilitation services company. Mr. Foster is Chairman of Nexa Orthopedics, Inc. and a director of Scient'x S.A., both medical device companies, on the Dean's Council at the Harvard School of Public Health, a Trustee of the Hospital for Special Surgery in New York, a Trustee of the Burke Rehabilitation Hospital, an Overseer of the Amos Tuck School of Business Administration, and formerly a Board

Member of Avon, Inc. and Corning Incorporated. Mr. Foster received an MBA from Amos Tuck School Dartmouth and a Bachelor of Arts degree from Williams College.

        Ronald G. Hiscock has served as Chief Executive Officer of Alphatec Holdings and Alphatec Spine since October 2005 and as President and a Director of Alphatec Holdings and Alphatec Spine since June 2005. From June 2005 to October 2005, he also served as Chief Operating Officer of Alphatec Holdings and Alphatec Spine. From November 2004 to June 2005, Mr. Hiscock was a Managing Partner of Trailing Twelve Months, Inc., a consulting firm for emerging, small and mid-market level companies. Mr. Hiscock founded Benchmark Medical, Inc., a domestic provider of outpatient musculoskeletal rehabilitation services, and from January 2000 to November 2004, he served as its Chairman and Chief Executive Officer. Mr. Hiscock was also President and Chief Operating Officer of Hanger Orthopedic Group, Inc. and Chief Executive Officer and Chief Operating Officer of NovaCare Orthotics & Prosthetics, Inc. Mr. Hiscock received a Bachelor of Science in Business Administration from Massachusetts State College.

        Daniel J. Lacienski has served as Executive Vice President, Operations of Alphatec Holdings and Alphatec Spine since February 2006. Prior to that, since January 2001, Mr. Lacienski served as Executive Vice President of Operations of Benchmark Medical, Inc., a domestic provider of outpatient musculoskeletal rehabilitation services. From July 1999 to January 2001, he served as a Regional Vice President of Hanger Orthopedic Group, Inc., a domestic orthotics and prosthetics company. From 1992 to 1999, he served as a Eastern Regional Vice President of the Operations at NovaCare Orthotics & Prosthetics, Inc. Mr. Lacienski has also held senior positions with Glasrock Home Health Care Division of British Oxygen Corporation, and management positions with Baxter International's Respiratory Care Division. Mr. Lacienski received a license in Respiratory Therapy after completing clinical training and course work at Holyoke Hospital School of Respiratory Therapy.

        Stephen T. D. Dixon has served as Chief Financial Officer, Vice President and Treasurer of Alphatec Holdings and Alphatec Spine since February 2006. From December 2002 to February 2006, Mr. Dixon served as Executive Vice President and Chief Financial Officer of Clarient, Inc., a publicly traded medical diagnostics company. From November 2000 until November 2002, Mr. Dixon was Senior Vice President and Chief Financial Officer of The Scully Companies, a group of related transportation services companies. In these positions, he was responsible for financial analysis and reporting, cash and revenue management, information systems, and business and strategic planning. Prior to that, Mr. Dixon held various positions with Bax Global, Inc. from 1998 to 2000, including Vice President and Chief Financial Officer, U.S. and Canada. He also held various positions with Ryder TRS from 1996 to 1998, including Vice President, Revenue Management and Chief Information Officer. Mr. Dixon received a Bachelor of Science in Accounting from Bucknell University and an MBA from the Wharton Graduate School of the University of Pennsylvania. Mr. Dixon is a Certified Public Accountant, a member of the American Institute of Certified Public Accountants and a member of the California Society of Certified Public Accountants.

        Trent J. Northcutt has served as Vice President of Sales of Alphatec Holdings and Alphatec Spine since January 2006. From March 2005 until January 2006 he served as our Western Regional Sales Vice President. From June 2004 until March 2005 he served as Alphatec Spine's Director of Business Development. From February 2000 to March 2004, he served as Vice President and Co-founder of Spine and Sports Medicine Inc., a medical company that sold spinal implants, post-operative care products and rehabilitation facilities. Prior to February 2000, Mr. Northcutt managed a division of Team Surgical, Inc., a distributor of sports medicine implants and post-operative care products. Mr. Northcutt received a Certified Surgical Technologist designation from Glendale University.

        Vicky A. Romanoski has served as Chief Administrative Officer and Vice President of Alphatec Holdings and Alphatec Spine since June 2005. From November 2004 to June 2005, Ms. Romanoski was a Managing Partner of Trailing Twelve Months, Inc., a consulting firm for emerging, small and mid-market level companies. Ms. Romanoski founded Benchmark Medical, Inc., a domestic provider of outpatient musculoskeletal rehabilitation services, and from January 2000 to November 2004, she served as it Executive Vice President and Chief Administrative Officer. During this time she was responsible for the leadership, direction and management of logistics, human resources and administration supporting all business groups providing services to Benchmark's 2,000 employees. She was also Vice President of Operations, Support and Logistics at Hanger Orthopedic Group, Inc. and Senior Director of Operations Support and Logistics of NovaCare, Inc. Ms. Romanoski attended an undergraduate program in Business Administration at Ursinus College.

        Scott A. Wiese has served as Vice President of Business Development and Marketing of Alphatec Holdings and Alphatec Spine since July 2005. Prior to that, he was Western Regional Manager of Abbott Spine/SCI, a medical device company, from October 2001 to August 2005 and Area Sales Manager of Medtronic Sofamor Danek, a medical device company, from October 1999 to October 2001. Prior to October 1999, Mr. Wiese worked in sales management for the following companies: BASF Corp./Knoll Pharmaceuticals, Pfizer/Howmedica Surgical Division, field sales for Glaxo Pharmaceuticals and Adria Laboratories. Mr. Wiese received a Bachelor of Science degree from Southern Illinois University and a Masters Degree in Organizational Management from the University of Phoenix.

        Steven Reinecke has served as Vice President of Research and Development of Alphatec Holdings and Alphatec Spine since October 2005. Prior to that, he was Vice President of Research and Development for Orthofix Inc., a medical device company, from December 2001 to October 2005 and Director of Research and Development from August 2000 to December 2001. From September 1996 to August 2000 Mr. Reinecke was Vice President of Research and Development of Kinesis Medical and from 1992 to 1996 he was Co-founder and Vice President of Ergomedics. Mr. Reinecke held several positions from 1983 to 1992 within the Department of Orthopedics at the University of Vermont focusing on low back pain. Mr. Reinecke received a Bachelor of Science degree in Mechanical Engineering and a Masters in Biomedical Engineering from the University of Vermont.

        Herbert J. Bellucci has served as Vice President of Manufacturing of Alphatec Holdings and Alphatec Spine since August 2005. From May 2003 to April 2005, he was Senior Vice President of Operations for Digirad Corp., a medical imaging company. From April 1994 to February 2003, he served as Vice President of Manufacturing for Omnicell, Inc., a healthcare supply chain solution provider, and, from 1993 to 1994, as Vice President of Operations for Vidamed, Inc. Mr. Bellucci worked in various positions, including Senior Vice President of Operations, at Laserscope from 1984 to 1993. Mr. Bellucci received a Bachelor of Science degree in Engineering from Brown University and an MBA from the Stanford Graduate School of Business.

        Ebun S. Garner, Esq. has served as Vice President of Legal Affairs and Compliance of Alphatec Holdings and Alphatec Spine since September 2005. From August 2005 to September 2005, he served as Vice President of Legal Affairs. From July 2000 until he joined us in August 2005, Mr. Garner was a corporate associate in the New York office of the law firm of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. While at Mintz Levin, Mr. Garner provided counsel to a variety of orthopedic device and drug discovery companies. From September 1999 until July 2000, Mr. Garner was a corporate associate in the New York office of the law firm of Squadron, Ellenoff, Plesent and Sheinfeld, LLP. Mr. Garner is admitted to practice law in the State of New York. Mr. Garner received a Bachelor of Arts in Economics from the University of Pennsylvania and a Juris Doctor from New York University School of Law where he was a member of the Review of Law and Social Change.

        Brian Plotkin has served as Vice President of Information Technology of Alphatec Holdings and Alphatec Spine since October 2005. Prior to that, he was Information Services Director of Kyphon Inc., a medical device company, from 2003 to 2005. From 2001 to 2002, Mr. Plotkin was the Chief Operations Officer for Team Play USA, a corporate recreational activities company. He spent ten years at Tyco Healthcare Group, a medical device company, from 1991 to 2001 filling various roles including Western Region IT Director and Corporate IS Support Manager. Mr. Plotkin received a Bachelor of Arts degree in Administration from San Diego State University and an MBA from San Francisco State University Graduate School of Business.

        Kimberly Bradshaw has served as Vice President of Physician Services of Alphatec Holdings and Alphatec Spine since October 2005. Ms. Bradshaw has over 17 years of customer service experience, 13 years of which have been in the medical device industry. Prior to joining us, Ms. Bradshaw worked at CardioDynamics Inc., or CDIC, a medical device company, where she held positions of increasing responsibility and authority since 1997. In November 2003 she was named CDIC's Director of Customer Service where she managed CDIC's customer service and support operations. In addition, while in this position Ms. Bradshaw led CDIC's ERP implementation program, acquisition integration, Sarbanes-Oxley compliance, and field automation. Prior to serving as CDIC's Director of Customer Service, she was CDIC's Associate Director of Customer Service from November 2000 until November 2003. Ms. Bradshaw received a certificate in business administration from Dapto Technical College in New South Wales, Australia.

        Mortimer Berkowitz III has served as a Director of Alphatec Holdings and Alphatec Spine since July 2005. He is currently a managing member of HGP, LLC, which is the general partner of HealthpointCapital, and President, a member of the Board of Managers and a managing director of HealthpointCapital, LLC. He has held the position with HGP, LLC since its formation in August 2002, the positions of managing director and member of the Board of Managers of HealthpointCapital, LLC since its formation in July 2002 and the position of President of HealthpointCapital, LLC since February 2005. Prior to joining HealthpointCapital, LLC, Mr. Berkowitz was managing director and co-founder of BPI Capital Partners, LLC, a private equity firm founded in 1990. Prior to 1990, Mr. Berkowitz spent 11 years in the investment banking industry with Goldman, Sachs & Co., Lehman Brothers Incorporated and Merrill Lynch & Co. He is a director of Nexa Orthopedics, Inc. and Scient'x S.A., both medical device companies, a director of Knight Holdings, Inc., a specialty elastics company, a member of the Goelet LLC Private Equity Advisory Board, on the Leadership Council of the Harvard School of Public Health and a trustee of The Buckley School of New York. He received a Bachelor of Arts degree from Harvard College and an MBA from the Columbia Graduate School of Business.

        R. Ian Molson has served as a Director of Alphatec Holdings and Alphatec Spine since July 2005. Mr. Molson has served as a Director of Cayzer Continuation PCC, an investment company, since September 2004. From June 1994 to May 2004, Mr. Molson served as Deputy Chairman for the Board of Directors, Chairman of the Executive Committee and as a member of the Audit and Financial Committee and the Human Resources and Corporate Governance Committee of Molson, Inc., one of the world's largest brewers. Between 1977 and 1997, he was employed by Credit Suisse First Boston in various capacities, including Managing Director. From 1993 to 1997, Mr. Molson served as Head of the Investment Banking Department in Europe, a position which encompassed corporate finance, corporate advisory, mergers and acquisitions businesses in Europe, Russia, Africa and the Middle East. Mr. Molson received a Bachelor of Arts degree from Harvard University.

        Stephen E. O'Neil has served as a Director of Alphatec Holdings and Alphatec Spine since July 2005. In May 1991, he founded The O'Neil Group, which provides legal and financial advice to clients primarily in the areas of mergers and acquisitions, financings and corporate strategy, where he has served as the principal since its inception. Prior to that, Mr. O'Neil formed a law partnership with Paul Mishkin under the name Mishkin, O'Neil for the purpose of engaging in general corporate and business law. Prior to that, he co-founded two corporations, Syntro Corporation and NovaCare, Inc., which have since become public companies. Mr. O'Neil received a Bachelor of Arts from Princeton University and a L.L.B. from Harvard Law School.

Other Key Employees:

        Laszlo Adam has served as our Executive Vice President of Corporate Development and as a Director of Alphatec Pacific since March 2005. He is currently a Director of HealthpointCapital, LLC and has held that position since its formation in July 2002. Mr. Adam was previously Co-Chairman of the Board of Directors of Erickson Air-Crane Incorporated, an integrated manufacturer and operator of heavy-lift helicopters, from February 1997 until March 2003. Mr. Adam was also the founder and President of the Investment Banking Group of Lepercq, de Neuflize & Co. Mr. Adam received a Bachelor of Arts degree in Biology from Princeton University.

        Shunshiro "Roy" Yoshimi has served as the Chairman, President and Chief Executive Officer of Alphatec Pacific since March 2005. Mr. Yoshimi was the founder of Alphatec Spine and served as the Chairman of the Board of Directors, President and Chief Executive Officer of Alphatec Spine from January 1990 to March 2005. Mr. Yoshimi has had extensive experience in the field of development and sale of orthopedic products. During the 12 years prior to founding Alphatec Spine, Mr. Yoshimi had been actively involved with ACE Medical and DePuy, Inc., two large international orthopedic device manufacturers, as a manager for Eastern Asia and then as a distributor in Japan. His experience includes having established distributors and representatives in Korea, Taiwan, and Hong Kong and sales and distribution networks in Japan for DePuy, Inc. Initially he operated as a distributor in Japan for DePuy, Inc. and later became President of DePuy, Inc.'s Japan subsidiary.

Scientific Advisory Board

        Our Scientific Advisory Board consists of five physicians with demonstrated expertise in spine fusion and other spine surgical treatments who advise us concerning our current products, our product pipeline, long-term scientific planning, research and development and industry trends. The Scientific Advisory Board also evaluates our research programs, recommends personnel to us and advises us on technological matters. In addition to our Scientific Advisory Board, we have established consulting relationships with a number of scientific and medical experts who advise us on a project-specific basis. The following individuals are members of our Scientific Advisory Board:

Name	Position
Stephen Hochschuler, M.D.	Chairman
Frank Eismont, M.D.	Member
Steven Garfin, M.D.	Member
Frank Phillips, M.D.	Member
James Yue, M.D.	Member

        Stephen Hochschuler, M.D., Chairman is a Co-Founder of the Texas Back Institute and a Founding Member of the Board of Directors of the Spine Arthroplasty Society. Dr. Hochschuler's surgical practices are conducted in Plano, Texas and Phoenix, Arizona. He is an active member of the Texas Spine Society, the American Board of Spine Surgeons, the American Academy of Orthopedic Surgeons and the American Pain Society. Dr. Hochschuler graduated from Harvard Medical School and completed his internship and general residency at Harvard Surgical Service, Boston City Hospital, Boston, Massachusetts. He completed his orthopedic surgery residency at the University of Texas Southwestern Medical School, Dallas, Texas and Parkland Memorial Hospital, Dallas, Texas.

        Frank Eismont, M.D. is currently a Professor and Co-chairman of the Department of Orthopedics and Rehabilitation, the program director for the orthopedic residency training program and the spine surgery fellowship training program at the Miller School of Medicine at the University of Miami, where he has been employed since 1980. Dr. Eismont is an active member of numerous organizations including the Scoliosis Research Society, the International Society for the Study of the Lumbar Spine, the North American Spine Society, the American Academy of Orthopedic Surgery, where he served for five years as the chairman of the Spine Committee, and the Cervical Spine Research Society of which he is a past society president. Dr. Eismont graduated from the University of Rochester School of Medicine in New York, completed his internship, orthopedic residency and one spine surgery fellowship at Case-Western Reserve University in Cleveland, Ohio, and completed a second spine surgery fellowship at Pennsylvania Hospital in Philadelphia.

        Steven Garfin, M.D. is a Professor and Chairman of the Department of Orthopedic Surgery at the University of California, San Diego, where he has been a member of the faculty since 1981. Dr. Garfin is on the Orthopedic Scientific Committee of the California Medical Association's Counsel of Scientific Affairs and is an active member of the American Academy of Orthopedic Surgeons, the Orthopaedic Research Society, the Cervical Spine Research Society, the North American Spine Society, the International Society for the Study of the Lumbar Spine and the Spinal Arthroplasty Society, among other academic societies. He served for many years on the boards of the North American Spine Society and the Cervical Spine Research Society. Dr. Garfin graduated from the University of Minnesota School of Medicine. He completed his internship and orthopedic residency at University of California, San Diego and a spine surgery fellowship at Pennsylvania Hospital in Philadelphia.

        Frank Phillips, M.D. is a spine surgeon at Midwest Orthopaedics and is a Professor of Orthopaedic Surgery at Rush University Medical Center in Chicago where he co-directs the spine fellowship program. Dr. Phillips has served on various committees of the North American Spine Society and has lectured widely in the United States and internationally on various spinal topics. Dr. Phillips graduated from the University of Witwatersrand, completed an orthopedic surgery residency at The University of Chicago Hospitals and completed a spine surgery fellowship at University Hospitals of Cleveland.

        James Yue, M.D. is an Assistant Professor of Orthopedics and Rehabilitation at the Yale University School of Medicine, Co-Director of the Yale Spine Center, and a Director of the Combined Yale Spine Fellowship. He is a member of the North American Spine Society, the Spine Arthroplasty Society, the World Spine Society, and the American Academy of Orthopaedic Surgeons, among other national and international organizations. Dr. Yue completed his internship and residency in orthopedic surgery at Case Western Reserve University Hospitals in Cleveland, a trauma and spine fellowship at the University of Maryland/RA Cowley Shock Trauma Hospital and an additional spinal fellowship at Queen's Medical Centre in Nottingham and London, England.

Scientific Advisory Board Compensation

        The Chairman of our Scientific Advisory Board received 71,400 restricted shares of our common stock as consideration for his service on our Scientific Advisory Board. Each other member of our Scientific Advisory Board received 13,387 restricted shares of our common stock as consideration for his service on our Scientific Advisory Board. All restricted shares sold to the Scientific Advisory Board vest over a five-year period, and become vested immediately upon a change in control or a sale of substantially all of our assets. The Chairman and each other member of the Scientific Advisory Board is paid $3,000 per meeting and is reimbursed for expenses incurred in connection with attendance at the meetings of our Scientific Advisory Board.

Board Composition

        Our amended and restated certificate of incorporation and restated by-laws provide that the authorized number of directors may be changed only by resolution of the board of directors. Upon the closing of this offering, seven directors will be authorized. At each annual meeting of stockholders following the offering, the successors to the directors will be elected to serve until the annual meeting following such election.

        Our board of directors has determined that R. Ian Molson and Stephen E. O'Neil are independent directors, as defined under the rules of the Nasdaq National Market.

Board Committees

        Our board of directors has an audit committee, a compensation committee and a nominating and corporate governance committee, each of which has the composition and responsibilities described below. The rules of the Nasdaq National Market require that a majority of the board of directors of a listed company be comprised of independent directors, as defined by the rules of the Nasdaq National Market and the SEC, and that the audit committee be comprised of at least three members, each of whom must be an independent director. Companies such as us, which are listing on the Nasdaq National Market in connection with an initial public offering, may have fewer than a majority of independent board members and fewer than all members of their audit committees comply with the independence requirements on the date of listing, provided that those companies meet such independence requirements within one year of their date of listing. We plan to have a board of directors comprised of a majority of independent directors within one year of our listing on the Nasdaq National Market. Our audit committee is currently comprised of two independent directors. If we do not appoint a third independent director to our audit committee prior to our listing on the Nasdaq National Market, one of our current directors not currently serving on the audit committee will serve on the audit committee until a third independent director is appointed to our audit committee, which is required to occur within one year of our listing on the Nasdaq National Market.

        Audit Committee.    Our Audit Committee is composed of R. Ian Molson and Stephen E. O'Neil, each of whom satisfies the current standards with respect to independence, financial expertise and experience as established by the rules of the Nasdaq National Market and the required standards with respect to independence as established by the rules of the SEC. Our board of directors has determined that R. Ian Molson meets the SEC's definition of "audit committee financial expert." Our Audit Committee is authorized to:

  •
  approve and retain the independent auditors to conduct the annual audit of our books and records;

  •
  review the proposed scope and results of the audit;

  •
  review and pre-approve the independent auditor's audit and non-audit services rendered;

  •
  approve the audit fees to be paid;

  •
  review accounting and financial controls with the independent auditors and our financial and accounting staff;

  •
  review and approve transactions between us and our directors, officers and affiliates;

  •
  recognize and prevent prohibited non-audit services;

  •
  establish procedures for complaints received by us regarding accounting matters;

  •
  oversee internal audit functions; and

  •
  prepare the report of the Audit Committee that SEC rules require to be included in the proxy statement for our annual meeting of stockholders.

        Compensation Committee.    Our Compensation Committee is composed of R. Ian Molson and Stephen E. O'Neil, each of whom is independent, as defined under the rules of the Nasdaq National Market. Our Compensation Committee is authorized to:

  •
  review and recommend the compensation arrangements for management, including the compensation for our president and chief executive officer;

  •
  establish and review general compensation policies with the objective to attract and retain superior talent, to reward individual performance and to achieve our financial goals;

  •
  administer our stock incentive plan; and

  •
  prepare the report of the Compensation Committee that SEC rules require to be included in the proxy statement for our annual meeting of stockholders.

        Nominating and Governance Committee.    Our Nominating and Governance Committee is composed of R. Ian Molson and Stephen E. O'Neil, each of whom is independent, as defined under the rules of the Nasdaq National Market. Our Nominating and Governance Committee is authorized to:

  •
  identify and nominate members of our board of directors;

  •
  develop and recommend to our board of directors a set of corporate governance principles applicable to our company; and

  •
  oversee the evaluation of our board of directors and management.

Compensation Committee Interlocks and Insider Participation

        In 2005, compensation for our executive officers was determined by our board of directors. No member of our board of directors has at any time been an employee of ours, other than Messrs. Foster and Hiscock. Mr. Foster did not receive any compensation for his service as an employee. Mr. Hiscock's compensation was determined by our board of directors prior to his joining the board of directors. None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or Compensation Committee.

        Certain of our directors and their affiliates have participated in transactions with us. For a detailed description of these transactions, see the "Certain Relationships and Related Transactions" section below.

Director Compensation

        Each of our independent directors received 53,550 restricted shares of our common stock as consideration for their service on our board of directors. The restricted shares vest over a five-year period, and become vested immediately upon a change in control or a sale of substantially all of our assets. Each of our directors is reimbursed for expenses incurred in connection with attendance at the meetings of our board of directors.

Executive Compensation

        The following summary compensation table sets forth summary information as to compensation we paid to our former and current Chief Executive Officers, our four other most highly compensated current executive officers and one former executive officer, each of whose aggregate salary and bonus exceeded $100,000 for the period from March 4, 2005, the date Alphatec Holdings was organized, through December 31, 2005.

Summary Compensation Table

				Long-term Compensation Awards
Name and Principal Position	Salary	Bonus(8)	Other Annual Compensation(9)	Restricted Stock Awards(10)		All Other Compensation(17)
John H. Foster Former Chief Executive Officer(1)	—	—	—	—		—
Ronald G. Hiscock President, Chief Executive Officer(2)	$230,769	$57,261	$72,434	—	(11)	$8,313
Scott V. Palka Former Chief Financial Officer, Vice President and Treasurer(3)	$213,462	$52,809	$25,000	—	(12)	$5,077
Vicky A. Romanoski Chief Administrative Officer, Vice President and Secretary(4)	$129,808	$31,901	$56,972	—	(13)	$3,808
Scott A. Wiese Vice President, Business Development and Marketing(5)	$95,192	$24,350	—	—	(14)	$3,115
Herbert J. Bellucci Vice President, Manufacturing(6)	$109,615	$14,576	—	—	(15)	$3,077
Floyd W. Pastor Former Vice President, Sales and Physician Services(7)	$115,577	$29,672	$34,115	—	(16)	$4,204

(1)
Mr. Foster served as our Chief Executive Officer from March 18, 2005 through October 24, 2005.

(2)
Mr. Hiscock joined us in June 2005 as our President and Chief Operating Officer and became our Chief Executive Officer on October 24, 2005.

(3)
Mr. Palka served as our Chief Financial Officer, Vice President and Treasurer from April 18, 2005 through February 7, 2006.

(4)
Ms. Romanoski joined us in June 2005 as our Chief Administrative Officer, Vice President and Secretary.

(5)
Mr. Wiese joined us in July 2005 as our Vice President, Business Development and Marketing.

(6)
Mr. Bellucci joined us in August 2005 as our Vice President, Manufacturing.

(7)
Mr. Pastor served as our Vice President, Sales and Physician Services from August 3, 2005 through December 31, 2005, and currently serves as our Vice President of Executive Development.

(8)
The bonus amounts in this column reflect actual amounts paid pursuant to the respective employees' employment agreements. Bonus amounts were determined based on our total revenues for fiscal 2005.

(9)
The compensation in this column includes (a) housing allowances as follows: $14,127 for Mr. Hiscock, $14,302 for Ms. Romanoski and $8,086 for Mr. Pastor, (b) automobile allowances as follows: $15,647 for Mr. Hiscock, $9,354 for Ms. Romanoski and $6,655 for Mr. Pastor, (c) furniture allowances as follows: $12,782 for Mr. Hiscock, $12,782 for Ms. Romanoski and $4,604 for Mr. Pastor, (d) airline ticket allowances as follows: $19,928 for Mr. Hiscock, $18,363 for Ms. Romanoski and $12,684 for Mr. Pastor, (e) car service allowances as follows: $2,402 for Mr. Hiscock, $2,124 for Ms. Romanoski and $2,086 for Mr. Pastor, (f) rental insurance allowances as follows: $49 for Mr. Hiscock and $49 for Ms. Romanoski, (g) relocation allowances as follows: $25,000 for Mr. Palka, and (h) legal fees allowances as follows: $7,500 for Mr. Hiscock.

(10)
All of our restricted Series A-1 common stock is entitled to dividends to the extent dividends are paid on our Series A-1 common stock generally. All references to restricted shares in footnotes 11-16 are to shares of common stock issuable upon conversion of such our Series A-1 common stock in connection with the reorganization transactions.

(11)
Mr. Hiscock paid $240 for 428,400 shares of restricted stock, which represents the aggregate value on the date of grant of those shares. We have certain repurchase rights with respect to such shares. Our repurchase rights with respect to 90,000 of such shares lapse annually in equal installments, beginning on June 7, 2006 and ending on June 7, 2010. In addition, our repurchase rights with respect to 107,100 shares will lapse upon completion of this offering, if the registration statement of which this prospectus forms a part becomes effective on or before December 31, 2006 or such later date as the board of directors determines. In addition, any unvested shares of restricted stock shall become vested immediately upon a sale of us or substantially all of our assets. As of December 31, 2005, based on the fair market value of our Series A-1 common stock, Mr. Hiscock's restricted stock had an aggregate market value of $2.0 million.

(12)
Mr. Palka paid $100 for 178,500 shares of restricted stock, which represents the aggregate value on the date of grant of those shares. We had certain repurchase rights with respect to such shares. Our repurchase rights with respect to 35,700 of such shares were to have lapsed annually in equal installments, beginning on August 12, 2006 and ending on August 12, 2010. In addition, any unvested shares of restricted stock were to have become vested immediately upon a sale of us or substantially all of our assets. As of December 31, 2005, based on the fair market value of our Series A-1 common stock, Mr. Palka's restricted stock had an aggregate market value of $0.9 million. We repurchased all shares of Mr. Palka's restricted stock in February 2006 for an aggregate purchase price of $100.

(13)
Ms. Romanoski paid $50 for 89,250 shares of restricted stock, which represents the aggregate value on the date of grant of those shares. We have certain repurchase rights with respect to such shares. Our repurchase rights with respect to 53,550 of such shares lapse annually in equal installments, beginning on June 8, 2006 and ending on June 8, 2010. Our repurchase rights with respect to an additional 35,700 of such shares lapse annually in equal installments, beginning on August 12, 2006 and ending on August 12, 2010. In addition, any unvested shares of restricted stock shall become vested immediately upon a sale of us or substantially all of our assets. As of December 31, 2005, based on the fair market value of our Series A-1 common stock, Ms. Romanoski's restricted stock had an aggregate market value of $0.4 million.

(14)
Mr. Wiese paid $30 for 53,550 shares of restricted stock, which represents the aggregate value on the date of grant of those shares. We have certain repurchase rights with respect to such shares. Our repurchase rights with respect to 10,710 of such shares lapse annually in equal installments, beginning on August 12, 2006 and ending on August 12, 2010. In addition, any unvested shares of restricted stock shall become vested immediately upon a sale of us or substantially all of our assets. As of December 31, 2005, based on the fair market value of our Series A-1 common stock, Mr. Wiese's restricted stock had an aggregate market value of $0.3 million.

(15)
Mr. Bellucci paid $25 for 44,625 shares of restricted stock, which represents the aggregate value on the date of grant of those shares. We have certain repurchase rights with respect to such shares. Our repurchase rights with respect to 35,700 of such shares lapse annually in equal installments, beginning on August 12, 2006 and ending on August 12, 2010. Our repurchase rights with respect to 8,925 of such shares lapse annually in equal installments, beginning on October 10, 2006 and ending on October 10, 2010. In addition, any unvested shares of restricted stock shall become vested immediately upon a sale of us or substantially all of our assets. As of December 31, 2005, based on the fair market value of our Series A-1 common stock, Mr. Bellucci's restricted stock had an aggregate market value of $0.2 million.

(16)
Mr. Pastor paid $10 for 17,850 shares of restricted stock, which represents the aggregate value on the date of grant of those shares. We have certain repurchase rights with respect to such shares. Our repurchase rights with respect to all 17,850 of such shares lapse on August 12, 2006. In addition, any unvested shares of restricted stock shall become vested immediately upon a sale of us or substantially all of our assets. As of December 31, 2005, based on the fair market value of our Series A-1 common stock, Mr. Pastor's restricted stock had an aggregate market value of $0.1 million.

(17)
The compensation in this column includes (a) our contributions to the accounts of the named executive officers under our retirement and deferred savings plan for our employees as follows: $6,154 for Mr. Hiscock, $5,077 for Mr. Palka, $3,808 for Ms. Romanoski, $4,204 for Mr. Pastor, $3,115 for Mr. Wiese and $3,077 for Mr. Bellucci, and (b) payments of $2,159 by us for the premiums on Mr. Hiscock's life insurance policy.

Employment Agreements and Change of Control Arrangements

        Ronald G. Hiscock.    On June 7, 2005, we entered into and, on July 7, 2005 and December 7, 2005 subsequently amended, an employment agreement with Ronald G. Hiscock to serve as our President and Chief Executive Officer and as a member of the Alphatec Holdings board of directors. He also serves in these same positions for Alphatec Spine. Pursuant to his employment agreement, Mr. Hiscock's base salary is currently $400,000 per year and he is eligible to receive an incentive bonus each fiscal year in an amount up to 50% of his annual base salary for such year. He is also entitled to receive a bonus of $300,000 upon completion of an underwritten initial public offering by us and a bonus of at least $500,000 upon a sale of us or substantially all of our assets. In the event Mr. Hiscock's employment is terminated without cause, we are required to continue paying him his annual base salary and any bonus earned for a period of 12 months. If such termination follows a change in control, we are required to continue paying him his annual base salary for a period of 24 months and he will immediately be paid 100% of his target bonus, prorated by the number of weeks he was employed during such fiscal year. Pursuant to the agreement, we sold Mr. Hiscock 428,400 restricted shares of common stock with respect to which we have repurchase rights which lapse as described in the footnotes to the Summary Compensation Table above. The agreement also provides for reimbursement of the one-time and periodic expenses set forth in the Other Annual Compensation column of the Summary Compensation Table above.

        Scott V. Palka.    On July 13, 2005, we entered into an employment agreement with Scott V. Palka to serve as our Chief Financial Officer and Vice President effective as of April 18, 2005. He served in these same positions for Alphatec Spine. Pursuant to his employment agreement, Mr. Palka's base salary was $300,000 per year and he was eligible to receive a cash bonus each fiscal year in an amount up to 50% of his annual base salary for such year. He was eligible to receive a bonus of not less than $200,000 upon a sale of us or substantially all of our assets. Pursuant to his employment agreement, in the event Mr. Palka's employment was terminated without cause, we were required to continue paying him his annual base salary and any bonus earned for a period of 12 months. If such termination followed a change in control, we were required to continue paying him his annual base salary for a period of 18 months and he would have immediately been paid 100% of his target bonus, prorated by the number of weeks he was employed during such fiscal year. Pursuant to the agreement, we sold Mr. Palka 178,500 restricted shares of common stock with respect to which we have repurchase rights which lapse as described in the footnotes to the Summary Compensation Table above. The agreement also provided for reimbursement of the one-time expenses set forth in the Other Annual Compensation column of the Summary Compensation Table above. On January 26, 2006, we entered into a separation and release agreement with Mr. Palka, effective as of February 7, 2006. Pursuant to this agreement, Mr. Palka continued to fulfill his duties and earn salary as set forth in his employment agreement through February 7, 2006. Mr. Palka received payment of all his accrued and unpaid salary and accrued but unused vacation through February 7, 2006. He also received severance benefits including (i) 52 weeks of salary, payable weekly; (ii) a lump-sum payment equal to the bonus he is entitled to under his employment agreement; and (iii) continuing medical insurance benefits for 52 weeks. In February 2006, we exercised our right to repurchase all of the shares of restricted Series A-1 common stock owned by Mr. Palka for an aggregate purchase price of $100.

        Vicky A. Romanoski.    On June 8, 2005, we entered into and, on July 7, 2005 and July 26, 2005, subsequently amended, an employment agreement with Vicky A. Romanoski to serve as our Chief Administrative Officer and Vice President. She also serves in these same positions for Alphatec Spine. Pursuant to her employment agreement, Ms. Romanoski's base salary is currently $225,000 per year and she is eligible to receive a cash bonus each fiscal year in an amount up to 50% of her annual base salary for such year. In the event Ms. Romanoski's employment is terminated without cause, we are required to continue paying her annual base salary for a period of 12 months. If such termination follows a change in control, we are required to continue paying Ms. Romanoski her annual base salary for a period of 18 months and she will immediately be paid 100% of her target bonus, prorated by the number of weeks she was employed during such fiscal year. Pursuant to the agreement, we sold Ms. Romanoski 89,250 restricted shares of common stock with respect to which we have repurchase rights which lapse as described in the footnotes to the Summary Compensation Table above. The agreement also provides for reimbursement of the one-time and periodic expenses set forth in the Other Annual Compensation column of the Summary Compensation Table above.

        Scott A. Wiese.    On July 11, 2005, we entered into an employment agreement with Scott A. Wiese to serve as our Vice President of Business Development and Marketing. He also serves in this same position for Alphatec Spine. Pursuant to his employment agreement, Mr. Wiese's base salary is currently $225,000 per year and he is eligible to receive a cash bonus each fiscal year in an amount up to 50% of his annual base salary for such year. Pursuant to the agreement, we sold Mr. Wiese 53,550 restricted shares of common stock with respect to which we have repurchase rights which lapse as described in the footnotes to the Summary Compensation Table above. In the event Mr. Wiese's employment is terminated without cause, we are required to continue paying his annual base salary for a period of three months.

        Herbert J. Bellucci.    On August 1, 2005, we entered into an employment agreement with Herbert J. Bellucci to serve as our Vice President of Manufacturing. He also serves in this same position for Alphatec Spine. Pursuant to his employment agreement, Mr. Bellucci's base salary is currently $200,000 per year and he is eligible to receive a cash bonus each fiscal year in an amount up to 20% of his annual base salary for such year. Pursuant to the agreement, we sold Mr. Bellucci 35,700 restricted shares of common stock with respect to which we have repurchase rights which lapse as described in the Summary Compensation Table above. In addition, on October 10, 2005 we issued 8,925 restricted shares of our common stock to Mr. Bellucci with respect to which we have repurchase rights which lapse as described in the footnotes to the Summary Compensation Table above. In the event Mr. Bellucci's employment is terminated without cause, we are required to continue paying his annual base salary for a period of three months.

        Floyd W. Pastor.    On August 3, 2005, we entered into an employment agreement with Floyd W. Pastor to serve as our Vice President of Sales and Physician Services. He also served in this same position for Alphatec Spine. On November 30, 2005, we amended Mr. Pastor's employment agreement such that on December 31, 2005, Mr. Pastor transitioned from his prior position to the role of Vice President of Executive Development. Pursuant to his amended employment agreement, Mr. Pastor's base salary is $285,000 per year and he is eligible to receive a cash bonus in an amount up to 50% of his annual base salary for such year. Pursuant to the agreement, we sold Mr. Pastor 17,850 restricted shares of common stock with respect to which we have repurchase rights which lapse as described in the footnotes to the Summary Compensation Table above. The agreement also provides for reimbursement of the one-time and periodic expenses set forth in the Other Annual Compensation column of the Summary Compensation Table above.

Stock Plan

2005 Employee, Director and Consultant Stock Plan

        Our 2005 Employee, Director and Consultant Stock Plan was approved by our board of directors in August 2005 and our stockholders in August 2005. Under this plan, we may grant incentive stock options, non-qualified stock options and restricted stock awards. A maximum of 2,142,000 shares of common stock has been reserved for issuance under this plan as of April 15, 2006. In May 2006, our stockholders and our board of directors authorized an increase of the maximum number of shares available for grant to 4,258,000, effective upon consummation of this offering. As of April 15, 2006, there were options to purchase 509,863 shares of common stock outstanding under the plan having a weighted average exercise price of $3.88 per share, no shares of Series A-1 common stock issued as a result of previously exercised options, and net restricted stock awards totaling 1,552,325 shares of our common stock outstanding under the plan. Thus, as of April 15, 2006, 79,812 shares were available for future grant. Upon consummation of this offering, our outstanding options will be exercisable for shares of common stock rather than Series A-1 common stock.

        Upon completion of this offering, this plan shall be administered by our Compensation Committee. The Compensation Committee will determine the terms of options and restricted stock awards granted pursuant to this plan, including:

  •
  the exercise price and number of shares subject to each option;

  •
  the purchase price and number of shares subject to each restricted stock award;

  •
  when the option becomes exercisable;

  •
  when the restricted stock award becomes unrestricted and no longer subject to our repurchase rights;

  •
  the termination or cancellation provisions applicable to options or restricted stock awards; and

  •
  the conditions relating to our right to reacquire shares subject to options or restricted stock awards.

The maximum term of options granted under this plan is ten years.

        If we are acquired, the Compensation Committee will provide that outstanding options and restricted stock awards under this plan shall be: (1) assumed by the successor or acquiring company; (2) exercised or accepted within a specified number of days or the options or restricted stock awards will terminate; or (3) terminated in exchange for a cash payment equal to the value of the option or restricted stock award at the time we are acquired. If we are acquired, the Compensation Committee may also provide that all outstanding options fully vest, and that all outstanding restricted stock awards are no longer subject to repurchase rights.

401(k) Plan

        We maintain a retirement and deferred savings plan for our employees. The retirement and deferred savings plan is intended to qualify as a tax-qualified plan under Section 401 of the United States Internal Revenue Code of 1986, as amended. The retirement and deferred savings plan provides that each participant may contribute up to a statutory limit, which for most employees is $15,000 in 2006. Under the plan, each employee is fully vested in his or her deferred salary contributions. Employee contributions are held and invested by the plan's trustee. The retirement and deferred savings plan also permits us to make discretionary contributions and matching contributions, subject to established limits and a vesting schedule. We currently provide employees with a 4% matching contribution under our retirement and deferred savings plan. To date, we have not made any discretionary contributions to the retirement and deferred savings plan on behalf of participating employees.

Limitation of Directors' Liability and Indemnification

        The Delaware General Corporation Law authorizes corporations to limit or eliminate, subject to certain conditions, the personal liability of directors to corporations and their stockholders for monetary damages for breach of their fiduciary duties. Our amended and restated certificate of incorporation limits the liability of our directors to the fullest extent permitted by Delaware law.

        Our amended and restated certificate of incorporation and restated by-laws also provide that we will indemnify any of our directors and officers who, by reason of the fact that he or she is one of our directors or officers, is involved in a legal proceeding of any nature. We will repay certain expenses incurred by a director or officer in connection with any civil or criminal action or proceeding, specifically including actions by us or in our name (derivative suits). Such identifiable expenses include, to the maximum extent permitted by law, attorney's fees, judgments, civil or criminal fines, settlement amounts and other expenses customarily incurred in connection with legal proceedings. A director or officer will not receive indemnification if he or she is found not to have acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interest.

        Such limitation of liability and indemnification does not affect the availability of equitable remedies. In addition, we have been advised that in the opinion of the SEC, indemnification for liabilities arising under the Securities Act is against public policy as expressed in the Securities Act and is therefore unenforceable.

        We have obtained director and officer liability insurance to cover liabilities our directors and officers may occur in connection with their services to us, including matters arising under the Securities Act.

        Other than as described in "Certain Relationships and Related Transactions," there is no pending litigation or proceeding involving any of our directors, officers, employees or agents in which indemnification will be required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Corporate Reorganization

        In connection with the consummation of this offering, we will complete the reorganization transactions described under "Description of Capital Stock" below.

        In the reorganization transactions, our directors, executive officers, key employees and security holders who beneficially own more than five percent of any class of our voting securities that will receive a combination of cash, common stock and New Redeemable preferred stock are as follows:

	Shares of Common Stock	Cash	Shares of New Redeemable Preferred Stock
Directors and Executive Officers
John H. Foster(1)	—	$—	—
Ronald G. Hiscock(2)	2,861	181,697	6,788
Trent J. Northcutt(3)	2,698	171,324	6,399
Vicky A. Romanoski(4)	346	22,050	823
Scott A. Wiese(5)	190	12,117	452
Herbert J. Bellucci(6)	152	9,677	360
Ebun S. Garner, Esq.(7)	88	5,637	209
Steven Reinecke(8)	121	7,743	289
Brian Plotkin(9)	51	3,240	121
Kimberly Bradshaw(10)	30	1,935	71
Mortimer Berkowitz III(11)	—	—	—
R. Ian Molson(12)	10,012	635,509	23,744
Stephen E. O'Neil(13)	125	7,964	297
Other Key Employees
Laszlo Adam(14)	1,403	89,058	3,327
Shunshiro "Roy" Yoshimi(15)	9,888	627,578	23,449
Five Percent Stockholders
HealthpointCapital(16)	395,512	25,101,646	937,911
Federal Insurance Company(17)	148,318	9,413,178	351,719

(1)
Chairman of our Board of Directors.

(2)
President, Chief Executive Officer and director.

(3)
Vice President, Sales.

(4)
Chief Administrative Officer, Vice President and Secretary.

(5)
Vice President, Business Development and Marketing.

(6)
Vice President, Manufacturing.

(7)
Vice President, Legal Affairs and Compliance.

(8)
Vice President, Research and Development.

(9)
Vice President, Information Technology.

(10)
Vice President, Physician Services.

(11)
Director.

(12)
Director.

(13)
Director.

(14)
Executive Vice President, Corporate Development.

(15)
Chairman, President and Chief Executive Officer of Alphatec Pacific.

(16)
5% stockholder. John H. Foster, our Chairman, is a managing member of HGP, LLC, which is the general partner of, and has a 20% profits interest in, HealthpointCapital. Mr. Foster is also the Chairman, Chief Executive Officer, a member of the

  Board of Managers and a managing director of HealthpointCapital, LLC, which has a 25% ownership interest in HGP, LLC and is the parent company of the fund manager of HealthpointCapital. Mortimer Berkowitz III, one of our directors, is a managing member of HGP, LLC and the President, a member of the Board of Managers and a managing director of HealthpointCapital, LLC. Two of our other directors, R. Ian Molson and Stephen E. O'Neil, serve on the Board of Managers of HealthpointCapital, LLC, and our Executive Vice President of Corporate Development, Lazlo Adam, is a director of HealthpointCapital, LLC.

(17)
5% stockholder.

Purchases of Common Stock and Preferred Stock Prior to This Offering

        The following table summarizes the purchases of Series A preferred stock, Series A common stock, Series A-1 preferred stock, Series A-1 common stock, Series B preferred stock, Series B common stock and Rolling common stock of Alphatec Holdings by our directors, executive officers and security holders who beneficially own more than five percent of any class of our voting securities in amounts that exceed $60,000.

Name	Type of Shares	Number of Shares	Aggregate Purchase Price	Date of Purchase
HealthpointCapital	Series B common	11,633,430	$4,000	03/17/05
	Series B preferred	4,000,000	$39,996,000	03/17/05
Federal Insurance Company	Series A common	2,358,127	$1,500	03/17/05
	Series A preferred	1,500,000	$14,998,500	03/17/05
Ronald G. Hiscock	Series A-1 common	15,718	$10	06/01/05
	Series A-1 preferred	10,000	$99,900	06/01/05
Swiftsure Trust(1)	Series A common	157,208	$100	03/17/05
	Series A preferred	100,000	$999,900	03/17/05

(1)
One of our directors, R. Ian Molson, controls Nantel Investments, Ltd., which is a beneficial owner of the Swiftsure Trust.

Issuance of Rolling Common Stock in the Acquisition of Alphatec Spine

        On March 18, 2005, we acquired all of the issued and outstanding stock of Alphatec Spine via a merger in which a wholly owned subsidiary of Alphatec Holdings was merged with and into Alphatec Spine. The following table summarizes the exchanges of shares of Alphatec Spine common stock for shares of our Rolling common stock, in connection with such acquisition, by certain of our key employees and related persons in amounts that exceed $60,000.

Name	Number of Shares Received	Value of Shares Exchanged	Date of Exchange
Eleanor Adam(1)	117,117	$745,000	03/18/05
Trust FBO Nicholas J. Adam(2)	13,362	$85,000	03/18/05
Trust FBO Alexander Jay Adam(2)	13,362	$85,000	03/18/05
Trust FBO Richard Mortimer Adam(2)	13,362	$85,000	03/18/05
Shunshiro "Roy" Yoshimi	157,208	$1,000,000	03/18/05
Gen Yoshimi(3)	78,604	$500,000	03/18/05

(1)
Spouse of Laszlo Adam, Executive Vice President of Corporate Development.

(2)
Trusts for benefit of minor children of Laszlo Adam, Executive Vice President of Corporate Development.

(3)
Brother of Roy Yoshimi, Chairman, President and Chief Executive Officer of Alphatec Pacific.

        In addition, stockholders of Alphatec Spine who did not exchange their shares of Alphatec Spine common stock received cash payments for their shares. Trent Northcutt, our Vice President of Sales, received a cash payment of $490,000 for 70,000 shares of Alphatec Spine common stock.

Sales of Restricted Stock

        The following table summarizes our sales of restricted shares of Series A-1 common stock as of April 15, 2006 to our directors, executive officers, other key employees named above and security holders who beneficially own more than five percent of any class of our voting securities.

Name	Number of Shares	Date of Purchase(1)	Aggregate Purchase Price
Executive Officers and Directors
Ronald G. Hiscock	428,400	6/7/05		$240
Trent J. Northcutt	35,700 7,140	8/12/05 10/7/05	$ $	20 4
Vicky A. Romanoski	53,550 35,700	6/8/05 8/12/05	$ $	30 20
Scott A. Wiese	53,550	8/12/05		$30
Herbert J. Bellucci	35,700 8,925	8/12/05 10/10/05	$ $	20 5
Ebun S. Garner, Esq.	17,850 8,925	8/12/05 10/10/05	$ $	10 5
Steven Reinecke	44,625	10/16/05		$25
Brian Plotkin	17,850	10/7/05		$10
Kimberly Bradshaw	7,140 3,570	10/7/05 10/10/05	$ $	4 2
R. Ian Molson	53,550	11/3/05		$30
Stephen E. O'Neil	53,550	11/3/05		$30
Other key employees:
Laszlo Adam	267,750	4/6/05		$150

(1)
Represents the date each party became entitled to the shares, subject to issuance.

Issuance of Options

        The following table summarizes, as of April 15, 2006, our issuance of options to purchase shares of our common stock to our directors, executive officers, other key employees named above and security holders who beneficially own more than five percent of any class of our voting securities. All options have an exercise price of $4.76 per share and vest over a five-year period.

Name	Number Shares Underlying Options	Issuance Date
Trent J. Northcutt	10,710	1/6/2006
Kimberly Bradshaw	7,140	1/17/2006
Brian Plotkin	8,925	1/17/2006
Stephen T.D. Dixon(1)	124,950	2/2/2006
Daniel J. Lacienski(2)	124,950	2/6/2006
Ebun S. Garner, Esq.	8,925	4/1/2006

(1)
Chief Financial Officer, Vice President and Treasurer.

(2)
Executive Vice President, Operations.

Stockholders' Agreement

        On March 17, 2005, we and all our stockholders entered into a stockholders' agreement. All our current stockholders are parties to the stockholders' agreement, as amended or modified from time to time. The agreement grants the parties thereto piggyback registration rights with respect to all registrations by us and we will pay all expenses related to such piggyback registrations. See "Description of Capital Stock—Registration Rights." The agreement further provides for certain restrictions on transfer and tag-along, bring-along and preemptive rights, all of which will terminate upon the completion of this offering.

Employment Agreements

        We have entered into employment agreements with certain of our executive officers as described in the section of this prospectus entitled "Management—Employment Agreements and Change of Control Agreements." In addition, we have entered into letter agreements and change of control agreements with each of our other executive officers regarding their employment.

Financial Advisory Service, Rental and Other Payments and Agreements

        In March 2005, the selling stockholders of Alphatec Spine paid Mr. Laszlo Adam, our Executive Vice President of Corporate Development, $2.1 million as compensation for financial advisory services rendered by Mr. Adam to Alphatec Spine in connection with its merger into a wholly-owned subsidiary of Alphatec Holdings. Such financial advisory services included analysis of the merger as compared to other strategic alternatives, structuring advice as to the proposed terms of the merger and assistance in the preparation of the merger-related documentation. The financial advisory fees paid to Mr. Adam were for services performed prior to his employment by Alphatec Holdings. Mr. Adam is a director of HealthpointCapital, LLC.

        We pay HealthpointCapital $9,748 per quarter to rent office space in their offices in New York, NY for Laszlo Adam, our Executive Vice President of Corporate Development. In addition, from time to time, Mr. Adam provides corporate finance and acquisition services including marketing and investor relations services to HealthpointCapital, for which he is not paid by HealthpointCapital.

        On March 18, 2005, we made a loan to Eleanor Adam, the wife of Laszlo Adam, in the initial principal amount of $203,839, at an interest rate equal to the federal funds rate, to finance in part her purchase of shares of our Rolling common stock. The loan was payable out of the proceeds of any escrow proceeds received by Eleanor Adam or her family member in connection with the merger of Alphatec Spine into a wholly-owned subsidiary of Alphatec Holdings. Any loan balance was payable in full on March 18, 2006 or the closing of this offering, whichever was earlier. The outstanding principal balance as of December 31, 2005 was $39,517. The loan was paid in full in February 2006.

        In March 2005, we paid an advisory fee to HealthpointCapital Advisors, LLC, a registered broker dealer that is an affiliate of HealthpointCapital, of $1.1 million related to the financing of the acquisition of Alphatec Spine. In September 2005, Alphatec Spine paid HealthpointCapital $500,000 as compensation for financial advisory services rendered by HealthpointCapital in connection with the acquisition by Alphatec Spine of the allograft business of Cortek. Such financial advisory services included initiating, researching, negotiating and closing each such transaction. In addition, we have agreed to pay an advisory fee of $1.0 million plus out of pocket expenses to HealthpointCapital, LLC, an affiliate of HealthpointCapital, for services provided in connection with this offering pursuant to an oral arrangement with HealthpointCapital, LLC. John H. Foster, our Chairman, is a managing member of HGP, LLC, which is the general partner of, and has a 20% profits interest in, HealthpointCapital. Mr. Foster is also the Chairman, Chief Executive Officer, a member of the Board of Managers and a managing director of HealthpointCapital, LLC, which has a 25% ownership interest in HGP, LLC and is the parent company of the fund manager of HealthpointCapital. Mortimer Berkowitz III, one of our

directors, is the President, a member of the Board of Managers and a managing member of HealthpointCapital, LLC and a managing member of HGP, LLC. Laszlo Adam, our Executive Vice President of Corporate Development, is a director of HealthpointCapital, LLC. Our directors R. Ian Molson and Stephen E. O'Neil also serve on the Board of Managers of HealthpointCapital, LLC. Our Chairman, John H. Foster, has a 3.2% beneficial capital interest in HealthpointCapital, a 36.6% direct interest in HGP, LLC and a 44.2% direct and beneficial interest in HealthpointCapital, LLC. Our director Mortimer Berkowitz III has a less than 1% direct capital interest in HealthpointCapital, a 24.4% direct interest in HGP, LLC and a 30.5% direct and beneficial interest in HealthpointCapital, LLC. Our director R. Ian Molson has a less than 1% direct capital interest in HealthpointCapital and a 2.2% direct interest in HealthpointCapital, LLC. Our director Stephen E. O'Neil has a 1.5% direct interest in HealthpointCapital, LLC. Our Executive Vice President of Corporate Development, Laszlo Adam, is a director of, and has a less than 1% direct interest in, HealthpointCapital, LLC.

        Our board of directors has agreed to reimburse Foster Management Company, which is owned by our Chairman, $4,000 per flight hour for the use of its aircraft when our Chairman travels for our business purposes. Based upon a competitive analysis of comparable leased aircraft, our board of directors determined that this hourly reimbursement rate is at or below market rates for the charter of similar aircraft. We reimbursed approximately $290,000 and $194,000 for such travel in 2005, and the three months ended March 31, 2006, respectively.

        On February 2, 2006, we filed a joint complaint with our President and CEO, Ronald Hiscock, in California State Superior Court against Benchmark. This action arose out of Benchmark's alleged default under its contractual obligation to make certain payments to Mr. Hiscock pursuant to a severance agreement entered into between Mr. Hiscock and Benchmark. In the complaint, Mr. Hiscock is seeking damages based on the severance payments that have not been paid to him, and we are seeking a declaratory judgment that we are not bound by the restrictive covenants of Mr. Hiscock's severance agreement (which provides that Mr. Hiscock will not compete with Benchmark or solicit or employ Benchmark employees) provided that Mr. Hiscock is not involved in the solicitation of Benchmark employees. In March 2006, Benchmark filed a complaint in the Chester County, Pennsylvania Court of Common Pleas against each of Mr. Hiscock and our Chief Administrative Officer, Vice President and Secretary, Vicky Romanoski, in which it alleged that both of them breached the terms of their respective severance agreements with Benchmark. In the complaint, Benchmark seeks to recoup aggregate severance payments paid to both Mr. Hiscock and Ms. Romanoski of approximately $720,000. In addition, the complaint sought to have all matters related to such alleged breaches litigated in Pennsylvania rather than California. We have agreed to indemnify and hold harmless each of Mr. Hiscock and Ms. Romanoski, against any expense, loss or liability arising from any alleged breach of their respective severance agreements, including legal expenses related to the suit against Benchmark and Benchmark's complaint, and approximately $300,000 in unpaid severance payments due to Mr. Hiscock from Benchmark. Pursuant to our agreement to indemnify Mr. Hiscock, we have paid him $147,446 to compensate him for lost severance payments from January through March 31, 2006. In addition, we have paid all legal fees for our joint litigation with Mr. Hiscock and approximately $25,000 through March 31, 2006 for legal fees associated with Benchmark's suit against Mr. Hiscock. We have not yet paid any amounts in connection with our agreement to indemnify Ms. Romanoski.

        In connection with the repurchase of Alphatec Pacific's distribution rights in Japan, Alphatec Pacific borrowed ¥350.0 million, or approximately $3.0 million, from Mr. Roy Yoshimi. In connection with this transaction, Mr. Yoshimi received an unsecured note and 20% of the stock of Alphatec Pacific. Beginning in December 2005, the note is payable in 18 monthly installments of approximately ¥23.3 million, or approximately $0.2 million. The note is payable in full in the event of a change of control of Alphatec Holdings, Alphatec Spine or Alphatec Pacific, upon any termination of Mr. Yoshimi without cause or upon the bankruptcy or insolvency of Alphatec Pacific. If the note becomes payable prior to maturity and before September 1, 2006, Alphatec Pacific will be required to pay ¥385.0 million, or approximately $3.3 million, less amounts paid. If the note becomes payable prior to maturity and on or after September 1, 2006, Alphatec Pacific will be required to pay ¥420.0 million, or approximately $3.6 million, less amounts paid. Overdue amounts bear interest at 14% per annum. The note is subordinated to our credit facility with Bank of the West. We will use approximately $2.6 million of the net proceeds of this offering to repay the loan from Mr. Yoshimi.

        Alphatec Spine has entered into a stock purchase agreement with Mr. Yoshimi pursuant to which we have an obligation to repurchase his Alphatec Pacific shares upon certain changes of control of Alphatec Holdings, Alphatec Spine or Alphatec Pacific or upon termination of Mr. Yoshimi's employment. In addition, 12 months after this offering, Mr. Yoshimi will have the right to require us to repurchase his shares of Alphatec Pacific stock upon written notice. The price we pay to reacquire shares of Alphatec Pacific from Mr. Yoshimi will be based on the revenues of Alphatec Pacific during three full calendar months prior to our obligation to purchase the shares, except in the event of a change of control of Alphatec Pacific, where it will be equal to a proportionate share of the price paid for Alphatec Pacific.

        In addition, Mr. Yoshimi has pledged collateral to secure two credit facilities to Alphatec Pacific. We have agreed to cause Aozora Bank to release the collateral pledged by Mr. Yoshimi upon consummation of this offering and currently expect that we would replace that collateral with a letter of credit or a similar collateral posting.

        When we acquired Alphatec Spine, the shareholders of Alphatec Spine agreed to indemnify us pursuant to the merger agreement for one year for certain claims that we might have. We have made a claim for indemnification for $4.5 million primarily in connection with obsolete inventory, tax liabilities and uncollectible accounts receivable. Mr. Yoshimi owned approximately 40% of the issued and outstanding stock of Alphatec Spine at the time we acquired Alphatec Spine and, accordingly, his pro rata share of any amounts paid to satisfy our indemnification claim pursuant the merger agreement would be approximately 40%.

Related Party Transaction Policies

        Our audit committee charter will require officers, directors and affiliates to obtain audit committee approval for any proposed related party transactions. In addition, our code of conduct requires that each director, officer and employee must do everything he or she reasonably can to avoid conflicts of interest or the appearance of conflicts of interest. The code of conduct states that a conflict of interest exists when an individual's private interest interferes in any way with our interests and sets forth a list of broad categories of the types of transactions that must be reported to our compliance officer. Under the code of conduct, we reserve the right to determine when an actual or potential conflict of interest exists and then to take any action we deem appropriate to prevent the conflict of interest from occurring.

PRINCIPAL STOCKHOLDERS

        The following table sets forth certain information regarding the beneficial ownership of our common stock as of April 15, 2006, and as adjusted to reflect the sale of our common stock offered in this offering by:

  •
  each of our directors;

  •
  the executive officers named in the summary compensation table in "Management" and certain of our other key employees;

  •
  all of our current directors and executive officers as a group; and

  •
  each stockholder known by us to own beneficially more than five percent of our common stock.

        The number of shares beneficially owned gives effect to the reorganization transactions, including the conversion of each share of each series of our outstanding common stock into 3.57 shares of common stock. Percentage of ownership is based on 22,513,555 shares of common stock outstanding on April 15, 2006, adjusted to reflect the issuance of shares of common stock in this offering.

        Except as indicated in footnotes to this table, we believe that the stockholders named in this table have sole voting and investment power with respect to all shares of common stock shown to be beneficially owned by them, based on information provided to us by such stockholders. Unless otherwise indicated, the address for each director, executive officer and key employee listed is: c/o Alphatec Holdings, Inc., 2051 Palomar Airport Road, Carlsbad, California, 92011.

		Percentage of Common Stock Beneficially Owned
Beneficial Owner	Number of Shares Beneficially Owned(1)	Before Offering	After Offering
Directors and Executive Officers
John H. Foster(2)	12,028,942	53.4%	37.8%
Ronald G. Hiscock(3)	446,979	2.0%	1.4%
Daniel J. Lacienski	—	*	*
Stephen T. D. Dixon	—	*	*
Vicky A. Romanoski(4)	89,596	*	*
Scott A. Wiese(5)	53,740	*	*
Herbert J. Bellucci(6)	44,777	*	*
Floyd W. Pastor(7)	29,000	*	*
Mortimer Berkowitz III(8)	12,028,942	53.4%	37.8%
R. Ian Molson(9)	220,770	*	*
Stephen E. O'Neil(10)	53,675	*	*
All executive officers and directors as a group (16 persons)(11)	13,154,139	58.4%	41.3%
Five Percent Stockholders
HealthpointCapital, 505 Park Avenue, 12th Floor New York, NY 10022	12,028,942	53.4%	37.8%
Federal Insurance Company, 15 Mountain View Road Warren, NJ 07059	2,506,445	11.1%	7.9%

*
Represents beneficial ownership of less than 1% of the shares of common stock.

(1)
Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Shares of common stock that may be acquired by an individual or group within 60 days of April 15, 2006, pursuant to the exercise of options, are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table.

(2)
Consists of 12,028,942 shares of common stock held by HealthpointCapital. John H. Foster, our Chairman, is a managing member of HGP, LLC, which is the general partner of, and has a 20% profits interest in, HealthpointCapital, and Chairman, Chief Executive Officer, a member of the Board of Managers and a managing director of HealthpointCapital, LLC, which has a 25% ownership interest in HGP, LLC, which exercises voting, investment and dispositive rights with respect to the shares of stock owned by HealthpointCapital. Mr. Foster disclaims beneficial ownership of the shares identified in this footnote except as to his proportionate pecuniary interest in such shares.

(3)
Includes 430,288 shares of restricted common stock subject to vesting provisions.

(4)
Consists of 89,596 shares of restricted common stock subject to vesting provisions.

(5)
Consists of 53,740 shares of restricted common stock subject to vesting provisions.

(6)
Consists of 44,777 shares of restricted common stock subject to vesting provisions.

(7)
Includes 17,890 shares of restricted common stock subject to vesting provisions.

(8)
Consists of 12,028,942 shares of common stock held by HealthpointCapital. Mortimer Berkowitz III, a director of Alphatec Holdings, is a managing member of HGP, LLC, which is the general partner of, and has a 20% profits interest in, HealthpointCapital, and President, a member of the Board of Managers and a managing director of HealthpointCapital, LLC, which has a 25% ownership interest in HGP, LLC, which exercises voting, investment and dispositive rights with respect to the shares of stock owned by HealthpointCapital. Mr. Berkowitz disclaims beneficial ownership of the shares identified in this footnote except as to his proportionate pecuniary interest in such shares.

(9)
Consists of 53,675 shares of restricted common stock subject to vesting provisions and 167,095 shares of common stock held by the Swiftsure Trust. Mr. Molson controls Nantel Investment, Ltd., which is a beneficial owner of the Swiftsure Trust.

(10)
Consists of 53,675 shares of restricted common stock subject to vesting provisions.

(11)
See footnotes 2 through 10. Also includes 186,660 shares of common stock held by five executive officers not named in the table.

DESCRIPTION OF CAPITAL STOCK

        Upon the completion of this offering, after giving effect to the reorganization transactions and the effectiveness of our amended and restated certificate of incorporation, our authorized capital stock will consist of 200,000,000 shares of common stock, $0.0001 par value per share, 15,000,000 shares of New Redeemable preferred stock, $0.0001 par value per share and 5,000,000 shares of undesignated preferred stock, $0.0001 par value per share. The following description summarizes the most important terms of our capital stock. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description you should refer to our amended and restated certificate of incorporation and restated bylaws, effective upon completion of this offering, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part, and to the applicable provisions of the Delaware General Corporation Law.

        In May 2006, our stockholders approved an amendment to our certificate of incorporation to modify our capitalization, without raising cash, by providing that certain payment obligations with respect to our capital stock could be satisfied in part with payment in the form of New Redeemable preferred stock. Payment of a portion of our obligations to our existing stockholders in the form of shares of New Redeemable preferred stock that are not convertible into our common stock enables us to (i) retain for the our account additional cash from the net proceeds of this offering and (ii) reduce the number of shares of our common stock that will be outstanding upon consummation of this offering.

Common Stock

        As of April 15, 2006, without giving effect to the reorganization transactions to be completed in connection with the consummation of this offering, we had issued and outstanding:

  •
  200,166 shares of Rolling common stock, held by 13 stockholders of record;

  •
  677,712 shares of Series A common stock, held by five stockholders of record;

  •
  1,778,374 shares of Series A-1 common stock, held by 159 stockholders of record;

  •
  3,258,664 shares of Series B common stock, held by one stockholder of record; and

  •
  138,345 shares of Series C common stock held by 49 stockholders of record.

        In May 2006, we declared a stock dividend on our shares of Series B common stock such that the one holder thereof received in the aggregate one share of our common stock with no series designation. We subsequently declared a 3.57-for-1 split of that common stock to be effected prior to the completion of this offering and, as a result of which, the conversion ratios for each of our series of common stock will be adjusted such that each share of each such series of common stock will be convertible in the reorganization transactions into 3.57 shares of our common stock. After consummation of the reorganization transactions described below, we estimate that 31,813,555 shares of common stock will be outstanding. No other series of common stock will be outstanding.

        Holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, and do not have cumulative voting rights. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by our board of directors out of funds legally available for dividend payments. All shares of common stock to be issued in connection with the reorganization transactions and upon completion of this offering will be fully paid and nonassessable. The holders of common stock have no preferences or rights of conversion, exchange, pre-emption or other subscription rights. There are no redemption or sinking fund provisions applicable to our common stock. In the event of any liquidation, dissolution or winding-up of our affairs, holders of common stock will be entitled to share ratably in our assets that are remaining after payment or provision for payment of all of our debts and obligations, subject to the prior rights of any holders of our New Redeemable preferred stock and any other preferred stock then outstanding.

Preferred Stock

        As of April 15, 2006, without giving effect to the reorganization transactions to be completed in conjunction with the consummation of the offering, we had issued and outstanding:

  •
  1,539,000 shares of Series A preferred stock, held by five stockholders of record;

  •
  2,903,500 shares of Series A-1 preferred stock, held by 85 stockholders of record; and

  •
  4,000,000 shares of Series B preferred stock, held by one stockholder of record.

        After consummation of the reorganization transactions described below, we estimate that        shares of New Redeemable preferred stock will be outstanding, assuming a public offering price of $14.00 per share. No other series of preferred stock will be outstanding, although 5,000,000 shares of preferred stock will be undesignated, which means that our board of directors has the authority, without further stockholder authorization, to issue from time to time shares of preferred stock in one or more series and to fix the terms, limitations, relative rights and preferences and variations of each series.

        Holders of shares of New Redeemable preferred stock are entitled to be redeemed at $14.00 per share, the initial public offering price for this offering, (i) upon our liquidation, dissolution or winding up, or the occurrence of certain mergers, consolidations or sales of all or substantially all of our assets, before any payment to the holders of our common stock, (ii) if the underwriters exercise their over-allotment option to purchase additional shares of our common stock, in which case, all of the proceeds will be used to redeem such shares of New Redeemable preferred stock, or (iii) at our option at any time. Holders of New Redeemable preferred stock are generally not entitled to vote on matters submitted to the stockholders, except with respect to certain matters that will affect them adversely as class, and are not entitled to receive dividends.

        Although we have no present plans to issue any additional shares of preferred stock, any future issuance of shares of preferred stock, or the issuance of rights to purchase such shares, could decrease the amount of earnings and assets available for distribution to the holders of common stock, could adversely affect the rights and powers, including voting rights, of the holders of common stock, and could have the effect of delaying, deterring or preventing a change in control of us or an unsolicited acquisition proposal. Preferred stock, if issued, would have priority over the common stock with respect to dividends and other distributions, including the distribution of assets upon liquidation, dissolution or winding up of our company.

Reorganization Transactions

        In connection with the consummation of this offering, we will complete a series of transactions as specified in our certificate of incorporation in order to reorganize our capital structure. These transactions, which we refer to as the reorganization transactions, include:

  •
  the creation of the New Redeemable preferred stock;

  •
  the payment dividends on our Series A, Series A-1, Series B, Series C and Rolling common stock for a combination of cash, common stock and New Redeemable preferred stock;

  •
  the conversion of each share of our Series A, Series A-1, Series B, Series C and Rolling common stock into 3.57 shares of common stock;

  •
  the redemption of a portion of our outstanding Series A, Series A-1 and Series B preferred stock for cash; and

  •
  the exchange of the remaining portion of our outstanding Series A, Series A-1 and Series B preferred stock for a combination of common stock and New Redeemable preferred stock.

        In connection with the reorganization transactions, based on an assumed initial offering price of $14.00 per share, we estimate that we will:

  •
  issue 903,501 shares of common stock and 2,142,722 shares of New Redeemable preferred stock to our existing stockholders in satisfaction of our non-cash redemption and dividend obligations described above;

  •
  pay $57.4 million of the net proceeds from this offering to our existing stockholders in satisfaction of our cash redemption and dividend obligations described above; and

  •
  issue 21,610,054 shares of our common stock upon conversion of all shares of each series of our common stock.

        All of our calculations involving the payment in the reorganization transactions of the accrued and unpaid dividends on each of our Series A, Series A-1, Series B and Rolling common stock for a combination of cash, common stock and New Redeemable preferred stock are based on the amount of accrued and unpaid dividends on these series of common stock, through May 22, 2006. The actual number of shares of common stock and New Redeemable preferred stock issued and cash paid will differ based on the amount of accrued and unpaid dividends through the closing date of this offering.

        Our certificate of incorporation provides that we are entitled to retain 50% of the net proceeds from this offering, excluding any proceeds from the exercise of the underwriters' over-allotment option, up to a maximum amount of $65 million. We are required to use the remaining net proceeds from this offering to satisfy the redemption and dividend obligations to holders of our existing Series A, Series A-1, Series B, Series C and Rolling common stock and Series A, Series A-1 and Series B preferred stock. To the extent those obligations exceed the remaining net proceeds from this offering, we are required to issue a combination of common stock and New Redeemable preferred stock to satisfy those obligations as follows:

  •
  we will issue shares of New Redeemable preferred stock, at the initial public offering price per share, in satisfaction of the first $20 million of such obligations;

  •
  we will issue an equal number of shares of up to $10 million of New Redeemable preferred stock and up to $10 million of common stock, at the initial public offering price per share, in satisfaction of the next $20 million of such obligations; and

  •
  we will issue shares of common stock, at the initial public offering price per share, in satisfaction of the remaining obligations.

        In addition, we are required to use all of the net proceeds from any exercise of the underwriters' over-allotment option to redeem any outstanding shares of New Redeemable preferred stock.

Options

        As of April 15, 2006, options to purchase a total of 509,863 shares of common stock were outstanding. As of April 15, 2006, options to purchase a total of 79,812 shares of Series A-1 common stock remained available for future issuance under our 2005 Employee Director and Consultant Stock Plan. Upon consummation of this offering and the reorganization transactions, our outstanding options will be exercisable for shares of common stock rather than Series A-1 common stock.

Registration Rights

        Pursuant to a stockholders' agreement, following the completion of this offering, the holders of 23,023,418 million shares of common stock and shares of common stock issuable upon the exercise of outstanding options will have piggyback registration rights that entitle them to cause us to register those shares under the Securities Act. If we propose to register any of our common stock under the Securities Act, the holders of these registrable securities are entitled to include their common stock in the registration, subject to the certain conditions and limitations.

        Registration of any of the shares of common stock held by stockholders with registration rights would result in such shares becoming freely tradable without restriction under the Securities Act immediately upon effectiveness of such registration.

        These registration rights are subject to the terms and conditions of the stockholders' agreement, including the right of the underwriters of an offering to limit the number of shares included in any such registration under certain circumstances. We are generally required to pay all expenses of each such registration, including the fees and disbursements of one legal counsel for the holders of registrable securities, but excluding underwriters' discounts and commissions. We have agreed to indemnify holders whose shares are registered pursuant to such registration rights against liabilities under the Securities Act.

Anti-Takeover Provisions

        Certain provisions of our amended and restated certificate of incorporation and restated by-laws that will be effective upon the completion of this offering discussed below could discourage or make it more difficult to accomplish a proxy contest or other change in our management or the acquisition of control by a holder of a substantial amount of our voting stock. It is possible that these provisions could make it more difficult to accomplish, or could deter, transactions that stockholders may otherwise consider to be in their best interests or in our best interests. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by our board of directors and to discourage certain types of transactions that may involve an actual or threatened change of our control. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal and to discourage certain tactics that may be used in proxy fights. Such provisions also may have the effect of preventing changes in our management.

        Creation of New Directorships; Appointment of Directors to Fill Vacancies.    Our amended and restated certificate of incorporation and restated by-laws provide that, upon completion of this offering, our board of directors is authorized to create new directorships and to fill such positions so created. Our board of directors, or its remaining members, even if less than a quorum, will also be empowered to fill vacancies on our board of directors occurring for any reason for the remainder of the term of the directorship for which the vacancy occurred.

        Authorization of Blank Check Preferred Stock.    Our amended and restated certificate of incorporation provides that, upon completion of this offering, our board of directors will be authorized to issue, without stockholder approval, blank check preferred stock. Blank check preferred stock can operate as a "poison pill" to dilute the stock ownership of a potential hostile acquirer to prevent an acquisition that is not approved by our board of directors.

        Advance Notice Provisions for Stockholder Proposals and Stockholder Nominations of Directors. Our restated by-laws provide that, upon completion of this offering, for nominations to our board of directors or for other business to be properly brought by a stockholder before a meeting of stockholders, the stockholder must first have given timely notice of the proposal in writing to our Secretary. For an annual meeting, a stockholder's notice generally must be delivered not less than 45 days nor more than 75 days prior to the anniversary of the mailing date of the proxy statement for the previous year's annual meeting. For a special meeting, the notice must generally be delivered not earlier than the 90th day prior to the meeting and not later than the later of (1) the 60th day prior to the meeting or (2) the 10th day following the day on which public announcement of the meeting is first made. Detailed requirements as to the form of the notice and information required in the notice are specified in our restated by-laws. If it is determined that business was not properly brought before a meeting in accordance with our by-law provisions, such business will not be conducted at the meeting.

        Special Meetings of Stockholders.    Our amended and restated certificate of incorporation and restated by-laws provide that, upon completion of this offering, special meetings of our stockholders may be called only by our board of directors pursuant to a resolution adopted by a majority of the total number of directors.

        No Stockholder Action by Written Consent.    Our amended and restated certificate of incorporation and restated by-laws provide that, upon the completion of this offering, our stockholders will not be permitted to act by written consent. As a result, any action to be effected by our stockholders must be effected at a duly called annual or special meeting of our stockholders.

Transfer Agent and Registrar

        The transfer agent and registrar for the common stock will be Mellon Investor Services LLC.

Nasdaq National Market Quotation

        At present, there is no established trading market for our common stock. We have applied to have our common stock approved for quotation on the Nasdaq National Market under the symbol "ATEC."

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS TO NON-U.S. HOLDERS

        The following discussion describes the material U.S. federal income tax considerations with respect to the ownership and disposition of our common stock by a non-U.S. holder (as defined below) as of the date hereof. Except where noted, this summary deals only with a non-U.S. holder that holds our common stock as a capital asset.

        For purposes of this summary, a "non-U.S. holder" means a beneficial owner of our common stock that is not any of the following for U.S. federal income tax purposes: (i) a citizen or resident of the U.S., (ii) a corporation created or organized in or under the laws of the U.S., any state thereof, or the District of Columbia, (iii) a partnership, (iv) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (v) a trust if (1) its administration is subject to the primary supervision of a court within the U.S. and one or more U.S. persons have the authority to control all of its substantial decisions, or (2) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

        This summary is based upon provisions of the Internal Revenue Code of 1986, as amended, and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, or be subject to differing interpretations, so as to result in U.S. federal income tax consequences different from those summarized below. This summary does not represent a detailed description of the U.S. federal income tax consequences to you in light of your particular circumstances. In addition, it does not represent a description of the U.S. federal income tax consequences to you if you are subject to special treatment under the U.S. federal income tax laws (including if you are a U.S. expatriate, "controlled foreign corporation" or "passive foreign investment company"). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

        If an entity classified as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a partnership holding our common stock, or a partner in such a partnership, you should consult your tax advisors.

        If you are considering the purchase of our common stock, you should consult your own tax advisers concerning the particular U.S. federal tax consequences to you of the ownership and disposition of the common stock, as well as the consequences to you arising under the laws of any other taxing jurisdiction, including any state, local or foreign income tax consequences.

Dividends

        We have never declared or paid cash dividends on our common stock and, with the exception of the dividends payable in connection with the reorganization transactions, we do not intend to declare or pay cash dividends on our common stock in the foreseeable future. If we were to pay dividends in the future on our common stock, they would be subject to U.S. federal income tax in the manner described below.

        Dividends paid to a non-U.S. holder of our common stock generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by a non-U.S. holder within the U.S. and, where an income tax treaty applies, are attributable to a U.S. permanent establishment of the non-U.S. holder, are not subject to this withholding tax, but instead are subject to U.S. federal income tax on a net income basis at applicable individual or corporate rates. Certain certification and disclosure requirements must be complied with in order for effectively connected income to be exempt from this withholding tax. Any such effectively connected dividends received by a foreign corporation may, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

        A non-U.S. holder of our common stock who wishes to claim the benefit of an applicable treaty rate (and avoid backup withholding as discussed below) for dividends will be required to (a) complete Internal Revenue Service, or IRS, Form W-8BEN (or successor form) and certify under penalty of perjury that such holder is not a U.S. person or (b) if the common stock is held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable Treasury regulations. Special certification and other requirements apply to certain non U.S. holders that are entities rather than individuals.

        A non-U.S. holder of our common stock eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

Gain on Disposition of Common Stock

        A non-U.S. holder generally will not be subject to U.S. federal income tax with respect to gain recognized on a sale or other disposition of our common stock unless (i) the gain is effectively connected with a trade or business of the non-U.S. holder in the U.S. (in which case, for a non-U.S. holder that is a foreign corporation, the branch profits tax described above may also apply), and, where a tax treaty applies, is attributable to a U.S. permanent establishment of the non-U.S. holder, (ii) in the case of a non-U.S. holder who is an individual and holds the common stock as a capital asset, such holder is present in the U.S. for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met, or (iii) we are or have been a "U.S. real property holding corporation" for U.S. federal income tax purposes.

        We believe we currently are not, and do not anticipate becoming, a "U.S. real property holding corporation" for U.S. federal income tax purposes. If we are or become a U.S. real property holding corporation, then if our common stock is regularly traded on an established securities market at any time during the calendar year, only a non-U.S. holder who holds or held (at any time during the shorter of the five year period preceding the date of disposition or the holder's holding period) more than five percent of the common stock will be subject to U.S. federal income tax on the disposition of the common stock.

Federal Estate Tax

        Common stock held by and individual non-U.S. holder at the time of death will be included in such holder's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

        We must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld (if any) with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and any withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty. In addition, dividends paid to a non-U.S. holder generally will be subject to backup withholding unless applicable certification requirements are met.

        Payment of the proceeds of a sale of our common stock within the U.S. or conducted through certain U.S. related financial intermediaries is subject to both backup withholding and information reporting unless the beneficial owner certifies under penalties of perjury that it is not a U.S. person (and the payor does not have actual knowledge or reason to know that the beneficial owner is a U.S. person) or the holder otherwise establishes an exemption.

        Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against such holder's U.S. federal income tax liability provided the required information is furnished to the IRS.

SHARES ELIGIBLE FOR FUTURE SALE

        Prior to this offering, there has been no public market for our common stock, and we cannot assure you that a significant public market for our common stock will develop or be sustained after this offering. Future sales of significant amounts of our common stock, including shares of our outstanding common stock and shares of our common stock issued upon exercise of outstanding options, in the public market after this offering could adversely affect the prevailing market price of our common stock and could impair our ability to raise additional capital through the sale of our equity securities at a time and price favorable to us.

Sale of Restricted Shares

        Upon completion of this offering and the reorganization transactions, we will have an aggregate of approximately 31,813,555 shares of common stock outstanding (33,208,555 shares if the underwriters' over-allotment option is exercised in full), assuming no exercise of any outstanding options. Of these shares, 9,300,000 shares sold in this offering, plus any shares sold as a result of the underwriters' exercise of the over-allotment option, will be freely transferable without restriction or registration under the Securities Act, except for any shares purchased by one of our existing "affiliates," as that term is defined in Rule 144 under the Securities Act, and shares purchased in our directed share program, which will be subject to the one year lock-up agreements described below. Upon completion of this offering, we also will have outstanding options to purchase 509,863 shares of common stock. The remaining 22,513,555 shares of common stock were issued and sold by us in private transactions, and are eligible for public sale if registered under the Securities Act or sold in accordance with Rules 144, 144(k) or 701 of the Securities Act. Of these remaining shares of common stock, those held by executive officers, directors, and certain other stockholders are subject to the lock- up agreements described below for a period of 180 days after the date of this prospectus. All or any portion of the common stock held by our officers, directors and existing stockholders subject to these lock-up agreements may be released by Deutsche Bank Securities Inc. and First Albany Capital Inc. at any time without notice.

        Beginning 180 days after the date of this prospectus, 22,442,531 of these remaining shares will be eligible for sale in the public market, although in some cases, certain of these shares will be subject to certain volume limitations and certain restrictions under the 2005 Employee, Director and Consultant Stock Plan.

Rule 144

        In general, Rule 144 allows a stockholder (or stockholders where shares are aggregated) who has beneficially owned shares of our common stock for at least one year and who files a Form 144 with the SEC to sell within any three-month period commencing 90 days after the date of this prospectus a number of those shares that does not exceed the greater of:

  •
  1% of the number of shares of common stock then outstanding, which will equal approximately 318,136 shares immediately upon the completion of this offering assuming no exercise of the underwriters' over-allotment option; or

  •
  the average weekly trading volume of the common stock as reported through the Nasdaq National Market during the four calendar weeks preceding the filing of the Form 144 with respect to such sale.

        Sales under Rule 144, however, are subject to specific manner of sale provisions, notice requirements, and the availability of current public information about us. 21,501,561 shares of our common stock will qualify for resale under Rule 144 beginning 90 days after the date of this prospectus, subject to certain volume limitations and certain restrictions under the 2005 Employee,

Director and Consultant Stock Plan; however, such shares will be subject to the lock-up agreements described below.

Rule 144(k)

        Under Rule 144(k), in general, a stockholder who has beneficially owned shares of our common stock for at least two years and who is not deemed to have been our affiliate at any time during the immediately preceding three months may sell shares without complying with the manner of sale provisions, notice requirements, public information requirements, or volume limitations of Rule 144. Affiliates of our company, however, must always sell pursuant to Rule 144, even after the otherwise applicable Rule 144(k) holding periods have been satisfied. No shares of our common stock will qualify for resale under Rule 144(k) beginning on the date of this prospectus and no shares will qualify for resale under Rule 144(k) within 180 days after the date of this prospectus.

Rule 701

        Rule 701 generally allows a stockholder who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation, or notice provisions of Rule 144. Rule 701 also permits our affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling such shares pursuant to Rule 701.

        No shares of our outstanding common stock have been issued in reliance on Rule 701 as a result of exercises of stock options. Any shares that are issued upon the exercise of stock options prior to the expiration of the lock-up period, however, are subject to lock-up agreements as discussed below. As a result, these shares will only become eligible for sale at the earlier of the expiration of the 180 day lock-up period or, beginning 90 days after the date of this prospectus, upon obtaining prior written consent to release all or any portion of the shares subject to these lock-up agreements.

Registration Rights

        As described above in "Description of Capital Stock—Registration Rights," upon completion of this offering and the reorganization transactions, the holders of approximately 23,023,418 shares of our common stock and shares of common stock issuable upon the exercise of options will have the right, subject to various conditions and limitations, to include their shares in registration statements relating to our securities, subject to the lock-up agreements described below. By exercising their registration rights and causing a large number of shares to be registered and sold in the public market, these holders could cause the price of the common stock to fall. In addition, any demand to include such shares in our registration statements could have a material adverse effect on our ability to raise needed capital.

Options

        In addition to the 31,813,555 shares of common stock outstanding immediately after this offering, as of April 15, 2006, there were outstanding options to purchase 509,863 shares of our common stock.

        As soon as practicable after the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act covering shares of our common stock issued or reserved for issuance under our 2005 Employee, Director and Consultant Stock Plan. Accordingly, shares of our common stock registered under such registration statement will be available for sale in the open market upon exercise by the holders, subject to vesting restrictions with us, Rule 144 limitations applicable to our affiliates and the contractual lock-up agreement provisions described below.

Lock-up Agreements

        We, our executive officers, directors, the holders of most of the outstanding shares of our existing capital stock and selected option holders, have agreed with the underwriters, subject to limited exceptions, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock held prior to the offering for a period of 180 days after the date of this prospectus, without the prior written consent of Deutsche Bank Securities Inc. and First Albany Capital Inc. Deutsche Bank Securities Inc. and First Albany Capital Inc. may release any or all of the shares subject to the lock-up agreements from these restrictions at any time without notice prior to the expiration of the 180-day period. In addition, holders who acquire shares of common stock in our directed share program will agree to enter into one year lock-up agreements with us. See "Underwriting—Directed Share Program."

UNDERWRITING

        We are offering the shares of our common stock through the underwriters named below. We expect our common stock to be approved for quotation on the Nasdaq National Market under the symbol "ATEC."

The Underwriters and the Underwriting Agreement

        We and the underwriters named below have entered into an underwriting agreement relating to this offering. Deutsche Bank Securities Inc., First Albany Capital Inc. and RBC Capital Markets Corporation are the representatives of the underwriters. The underwriters have severally agreed, subject to the terms and conditions of the underwriting agreement, to purchase from us the number of shares indicated in the following table:

Underwriters	Number of Shares
Deutsche Bank Securities Inc.
First Albany Capital Inc.
RBC Capital Markets Corporation

Total	9,300,000

        Except for the underwriters' over-allotment option described below, the underwriters must take and pay for all of the shares, if they take any shares.

        We have granted to the underwriters the option to purchase from us an additional 1,395,000 shares of our common stock to cover over-allotments, if any, made in connection with this offering. The representatives, on behalf of the underwriters, may exercise this option at any time, on or before the 30th day after the date of this prospectus. If the representatives exercise this option, the underwriters will each severally purchase shares in approximately the same proportion as set forth in the table above. The underwriters are not obligated to purchase any of these additional shares if they do not exercise their over-allotment option.

        We have agreed to indemnify the underwriters and their partners, directors, officers and controlling persons against certain liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to payments the underwriters and these persons may be required to make in respect of those liabilities.

Public Offering Price, Commissions and Discounts and Offering Expenses

        The underwriters will initially offer the shares to the public at the public offering price set forth on the cover of this prospectus. If all the shares are not sold at this public offering price, the representative may change the public offering price or any other selling term.

        Shares sold by the underwriters to securities dealers may be sold at a discount of up to $             per share from the public offering price. Any of these securities dealers may resell any shares purchased from the underwriters to other brokers or dealers at a discount of up to $         per share from the public offering price.

        The table below shows the per share and total underwriting discounts and commissions we will pay to the underwriters, assuming both no exercise and full exercise of the underwriters' option to purchase up to an additional 1,395,000 shares:

	No Exercise	Full Exercise
Per share	$	$
Total	$	$

        We estimate that the total expenses of this offering payable by us, not including the underwriting discounts and commissions, will be approximately $6.4 million.

Lock-Up Agreements

        We, our directors and executive officers, the holders of most of the oustanding shares of our existing capital stock and selected option holders have entered into lock-up agreements with the underwriters. Under these agreements, subject to exceptions, we may not issue any new shares of common stock, and those holders of stock and options may not, directly or indirectly, offer, sell, contract to sell, pledge or otherwise dispose of or hedge any common stock or securities convertible into or exchangeable for shares of common stock, or publicly announce the intention to do any of the foregoing, without the prior written consent of Deutsche Bank Securities Inc. and First Albany Capital Inc. for a period of 180 days from the date of this prospectus. This consent may be given at any time without public notice. In addition, during this 180 day period, we have also agreed not to file any registration statement for, and these directors, officers, stockholders and option holders have agreed not to make any demand for, or exercise any right of, the registration of, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock without prior written consent of Deutsche Bank Securities Inc. and First Albany Capital Inc.

Stabilization and Short Positions

        In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock. These activities include stabilizing transactions, syndicate short covering and penalty bids. The underwriters may carry out these activities on the Nasdaq National Market, in the over-the-counter market or otherwise. As a result of these activities, the price of our common stock may be higher than the price that may otherwise exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time.

  Stabilizing Transactions and Syndicate Short Covering

        Stabilizing transactions consist of placing a bid or effecting a purchase for the purpose of pegging, fixing or maintaining the price of a security. Stabilizing activities may include purchases to cover short positions created by short sales. Short sales are sales by the underwriters in excess of the number of shares they are obligated to purchase from us in this offering. Short sales create short positions that can be either "covered" or "naked." A covered short position is a short position in an amount that does not exceed the number of shares the underwriters may purchase from us by exercising their over-allotment option described above. A naked short position is a short position in excess of that amount.

        The underwriters may close out a covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In determining the source of shares to close out a covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares by exercising their over-allotment option. The underwriters must close out a naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased shares in this offering.

  Penalty Bids

        The underwriters may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of the underwriter in stabilizing or short covering transactions.

Discretionary Accounts

        The underwriters have informed us that they do not expect to make sales to accounts over which they exercise discretionary authority in excess of 5% of the shares of common stock being offered.

IPO Pricing

        Prior to this offering, there has been no public market for our common stock. The initial public offering price will be negotiated between us and the representatives of the underwriters. Among the factors to be considered in these negotiations are:

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  the history of, and prospects for, our company and the industry in which we compete;

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  our past and present financial performance;

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  an assessment of our management;

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  the present state of our development;

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  the prospects for our future earnings;

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  the prevailing conditions of the applicable U.S. securities market at the time of this offering;

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  market valuations of publicly traded companies that we and the representatives of the underwriters believe to be comparable to us; and

  •
  other factors deemed relevant.

        The estimated initial public offering price range set forth on the cover of this preliminary prospectus is subject to change as a result of market conditions and other factors.

Directed Share Program

        At our request, the underwriters have reserved for sale to our employees, directors, families of employees and directors and certain other parties that have relationships with us at the initial public offering price, up to 5% of the shares being offered by this prospectus. The sale of the reserved shares to these purchasers will be made by First Albany Capital Inc. The purchasers of these shares will agree with us, subject to limited exceptions, not to offer, pledge, sell, contract to sell or otherwise transfer or dispose of, directly or indirectly, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the shares of common stock purchased in the directed share program for a period of one year after the date of this prospectus, without prior written consent. Any or all of the shares subject to the lock-up agreements may be released from these restrictions at any time without notice prior to the expiration of the one year period. In the event any such lock-ups are waived, purchasers of these shares may be subject to a lock-up as required by the Conduct Rules of the National Association of Securities Dealers, Inc., or the NASD, which require a 90-day lock-up if they are affiliated with or associated with NASD members or if they or members of their immediate families hold senior positions at financial institutions, or to the extent the purchasers are subject to a lock-up agreement with the underwriters as described above. We do not know if our employees, directors, families of employees and directors or other parties that have relationships with us will choose to purchase all or any portion of the reserved shares, but any purchases they do make will reduce the number of shares available to the general public. If all of these reserved shares are not purchased, the underwriters will offer the remainder to the general public on the same terms as the other shares offered by this prospectus.

Compliance with Non-U.S. Laws and Regulations

        Each underwriter has represented and agreed that (i) it has not offered or sold and, prior to the expiration of the period of six months from the closing date of this offering, will not offer or sell any shares of our common stock to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has complied with and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom; and (iii) it has only issued or passed on and will only issue or pass on in the United Kingdom, any document received by it in connection with the issue of the shares of our common stock to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 or is a person to whom such document may otherwise lawfully be issued or passed on.

Affiliations

        Certain of the underwriters and their respective affiliates have from time to time performed and may in the future perform various commercial banking, financial advisory and investment banking services for us for which they have received or will receive fees.

LEGAL MATTERS

        Certain legal matters with respect to the validity of the issuance of the common stock offered us in this offering will be passed upon for us by Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., Boston, Massachusetts. As of the date of this prospectus, a member of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. owns an aggregate of 1.25 preferred units and 15 common units in HealthpointCapital, LLC, which has a 25% ownership interest in HGP, LLC, which is the general partner of, and has a 20% profits interest in, HealthpointCapital. Upon the completion of this offering, HealthpointCapital will own 37.8% of the outstanding common stock of Alphatec Holdings, or 36.2% if the underwriters' over-allotment option is exercised in full. Certain legal matters in connection with this offering will be passed upon for the underwriters by Clifford Chance US LLP, New York, New York.

EXPERTS

        Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements at December 31, 2004 and December 31, 2005, for the two years ended December 31, 2003 and 2004 and for the period from January 1, 2005 through March 17, 2005 and the period from March 18, 2005 through December 31, 2005, as set forth in their report included in this prospectus. We have included our consolidated financial statements in this prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

        The financial statements for the year ended December 31, 2004 of Cortek, Inc. included in this prospectus have been so included in reliance on the report (which contains an explanatory paragraph relating to Cortek's ability to continue as a going concern as described in Note 1 to the financial statements) of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

        The financial statements as of September 8, 2005 and for the period from January 1, 2005 to September 8, 2005 of Cortek, Inc. included in this prospectus have been so included in reliance on the report of UHY LLP, independent auditors, given on the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

        We have filed with the SEC a registration statement on Form S-1, including exhibits and schedules, under the Securities Act with respect to the shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information with respect to us and the common stock offered hereby, reference is made to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus regarding the contents of any contract, agreement or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract, agreement or other document filed as an exhibit to the registration statement.

        A copy of the registration statement and the exhibits and schedules filed therewith may be inspected without charge at the public reference room maintained by the SEC, located at 100 F Street, N.E., Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from such offices upon the payment of the fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains an Internet website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is www.sec.gov.

        Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Exchange Act, and, in accordance therewith, will file periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information will be available for inspection and copying at the public reference room and website of the SEC referred to above. We also intend to furnish our stockholders with annual reports containing our consolidated financial statements audited by an independent public accounting firm and quarterly reports containing our consolidated unaudited financial information. We maintain a website at www.alphatecspine.com. You may access our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC free of charge at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The reference to our web address does not constitute incorporation by reference of the information contained at this site.

INDEX TO FINANCIAL STATEMENTS

Page
Alphatec Holdings, Inc.
Report of independent registered public accounting firm	F-2
Consolidated balance sheets as of December 31, 2004 (Predecessor), December 31, 2005 (Successor) and March 31, 2006 (Successor—unaudited)	F-3
Consolidated statements of operations for the years ended December 31, 2003 (Predecessor), December 31, 2004 (Predecessor), the period from January 1, 2005 to March 17, 2005 (Predecessor), the period from March 18, 2005 to December 31, 2005 (Successor), the period from March 18, 2005 to March 31, 2005 (Successor—unaudited) and the three months ended March 31, 2006 (Successor—unaudited)	F-4
Consolidated statements of stockholders' equity (deficit) for the years ended December 31, 2003 (Predecessor), December 31, 2004 (Predecessor), the period from January 1, 2005 to March 17, 2005 (Predecessor), the period from March 18, 2005 to December 31, 2005 (Successor) and the three months ended March 31, 2006 (Successor—unaudited)	F-5
Consolidated statements of cash flows for the years ended December 31, 2003 (Predecessor), December 31, 2004 (Predecessor), the period from January 1, 2005 to March 17, 2005 (Predecessor), the period from March 18, 2005 to December 31, 2005 (Successor), the period from March 18, 2005 to March 31, 2005 (Successor—unaudited) and the three months ended March 31, 2006 (Successor—unaudited)	F-7
Notes to consolidated financial statements	F-8
Cortek, Inc.
Report of independent auditors (PricewaterhouseCoopers LLP)	F-47
Statements of operations for the year ended December 31, 2004	F-48
Statements of redeemable convertible preferred stock and stockholders' equity	F-49
Statements of cash flows for the year ended December 31, 2004	F-50
Notes to financial statements	F-51
Report of independent auditors (UHY LLP)	F-57
Statement of operations for the period from January 1, 2005 to September 8, 2005	F-58
Statement of cash flows for the period from January 1, 2005 to September 8, 2005	F-59
Notes to financial statements	F-60

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Alphatec Holdings, Inc.

        We have audited the accompanying consolidated balance sheet of Alphatec Holdings, Inc. (the "Successor") as of December 31, 2005 and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for the period from March 18, 2005 to December 31, 2005. We have also audited the accompanying consolidated balance sheet of Alphatec Manufacturing, Inc. (the "Predecessor") as of December 31, 2004 and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for the years ended December 31, 2003 and 2004 and the period from January 1, 2005 to March 17, 2005. These consolidated financial statements are the responsibility of the Successor's and Predecessor's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Successor's or Predecessor's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Successor's or the Predecessor's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Successor at December 31, 2005, and the consolidated results of its operations and its cash flows for the period from March 18, 2005 to December 31, 2005, and the consolidated financial position of the Predecessor at December 31, 2004, and the consolidated results of its operations and its cash flows for the years ended December 31, 2003 and 2004 and the period from January 1, 2005 to March 17, 2005, in conformity with generally accepted accounting principles in the United States.

                      /s/ Ernst & Young LLP

San Diego, California
March 10, 2006

ALPHATEC HOLDINGS, INC.

CONSOLIDATED BALANCE SHEETS

	Predecessor	Successor	Successor
	December 31, 2004	December 31, 2005	March 31, 2006
			(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$1,556,770	$2,180,366	$790,557
Accounts receivable, net	2,841,930	9,360,818	11,391,011
Inventories, net	2,614,942	8,457,777	9,669,209
Prepaid expenses and other current assets	206,689	979,187	1,022,219
Deferred income taxes	—	3,056,853	3,056,853
Income taxes receivable	53,165	70,535	—

Total current assets	7,273,496	24,105,536	25,929,849
Property and equipment, net	3,705,654	7,205,588	9,701,256
Goodwill	—	60,946,455	60,897,505
Intangibles, net	221,250	13,643,694	12,832,397
Other assets	106,014	3,237,513	6,363,580

Total assets	$11,306,414	$109,138,786	$115,724,587

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$1,582,149	$4,102,435	$5,793,700
Accrued expenses	1,798,157	8,735,552	11,132,659
Income taxes payable	62,750	95,835	1,298,331
Lines of credit	—	3,942,291	8,620,939
Current portion of long-term debt	3,104,882	1,280,280	1,216,079
Current portion of note payable to related party	—	1,700,380	1,800,410

Total current liabilities	6,547,938	19,856,773	29,862,118
Long-term debt, less current portion	2,437,717	1,727,461	1,558,025
Note payable to related party, less current portion	—	780,626	455,886
Other long-term liabilities	492,571	1,711,176	1,648,668
Deferred income taxes	—	3,056,853	3,056,853
Commitments and contingencies
Minority interest	—	1,914,088	3,120,065
Redeemable convertible preferred, Rolling common and Series C common stock, $0.0001 par value; 10,929,094 shares authorized at December 31, 2005 and March 31, 2006 (unaudited); 8,773,447 shares and 8,781,011 shares issued and outstanding at December 31, 2005 and March 31, 2006 (unaudited), respectively; Liquidation value—$96,463,898 and $98,369,595 at December 31, 2005 and March 31, 2006 (unaudited), respectively	—	99,413,339	101,578,637
Stockholder note receivable	—	(64,873)	—
Stockholders' equity (deficit):
Common stock:
Predecessor: $0.01 par value; 15,000,000 authorized at December 31, 2004; 9,235,303 shares issued and outstanding at December 31, 2004	92,353	—
Successor: $0.0001 par value; 19,845,616 shares authorized at December 31, 2005 and March 31, 2006 (unaudited); 5,770,750 shares and 5,714,750 shares issued and outstanding at December 31, 2005 and March 31, 2006 (unaudited), respectively	—	577	571
Additional paid-in capital	8,045,705	12,016,656	—
Deferred compensation	(1,138,500)	(18,296,176)	—
Notes receivable from stockholders	(36,678)	—	—
Accumulated other comprehensive (loss) income	(120,385)	(112,078)	86,852
Accumulated deficit	(5,014,307)	(12,865,636)	(25,643,088)

Total stockholders' equity (deficit)	1,828,188	(19,256,657)	(25,555,665)

Total liabilities and stockholders' equity (deficit)	$11,306,414	$109,138,786	$115,724,587

See accompanying notes.

ALPHATEC HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Predecessor		Predecessor
				Successor	Successor	Successor
	Years ended December 31,		Period from January 1, 2005 to March 17, 2005
				Period from March 18, 2005 to December 31, 2005	Period from March 18, 2005 to March 31, 2005	Three months ended March 31, 2006
	2003	2004
					(unaudited)	(unaudited)
Revenues	$10,890,776	$17,821,345	$6,050,083	$36,275,614	$851,266	$18,029,301
Cost of revenues:
Product	3,589,548	4,791,639	1,341,869	11,625,490	247,818	4,860,703
Royalties	113,409	668,853	340,613	2,345,604	71,188	858,128
Amortization of purchased intangibles	—	—	—	2,068,736	—	690,624

Gross profit	7,187,819	12,360,853	4,367,601	20,235,784	532,260	11,619,846

Operating expenses:
Research and development	520,506	1,176,671	215,773	751,302	77,363	704,534
In-process research and development	—	—	—	3,100,000	3,100,000	—
Selling, general and administrative	7,209,522	11,006,372	5,228,175	30,351,687	701,407	14,025,579

Total operating expenses	7,730,028	12,183,043	5,443,948	34,202,989	3,878,770	14,730,113

Operating income (loss)	(542,209)	177,810	(1,076,347)	(13,967,205)	(3,346,510)	(3,110,267)
Other income (expense):
Interest expense	(280,289)	(311,514)	(115,611)	(1,812,972)	—	(1,552,145)
Other income (expense)	30,273	739,285	4,884	(124,359)	(1,089)	60,287

Total other income (expense), net	(250,016)	427,771	(110,727)	(1,937,331)	(1,089)	(1,491,858)

Income (loss) before tax	(792,225)	605,581	(1,187,074)	(15,904,536)	(3,347,599)	(4,602,125)
Income tax provision (benefit)	41,280	96,127	1,467	(3,038,900)	148,095	1,274,327

Net income (loss)	(833,505)	509,454	(1,188,541)	(12,865,636)	(3,495,694)	(5,876,452)
Accretion to redemption value of redeemable convertible preferred stock, Rolling common and Series C common stock	—	—	—	(7,600,782)	(230,721)	(1,942,313)

Net income (loss) applicable to common stockholders	$(833,505)	$509,454	$(1,188,541)	$(20,466,418)	$(3,726,415)	$(7,818,765)

Net income (loss) per common share:
Basic	$(0.09)	$0.06	$(0.13)	$(4.01)	$(0.86)	$(1.50)

Diluted	$(0.09)	$0.05	$(0.13)	$(4.01)	$(0.86)	$(1.50)

Weighted-average shares used in computing net income (loss) per share:
Basic	9,298,149	9,178,904	9,211,003	5,098,220	4,338,169	5,214,925

Diluted	9,298,149	9,620,365	9,211,003	5,098,220	4,338,169	5,214,925

See accompanying notes.

ALPHATEC HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

	Common stock
			Additional paid in capital	Deferred compensation	Notes receivable from stockholders	Accumulated other comprehensive income (loss)	Accumulated deficit	Total stockholders' equity (deficit)
	Shares	Amount
Predecessor:
Balance at December 31, 2002	9,432,359	$94,324	$6,803,769	$—	$—	$(169,137)	$(4,690,256)	$2,038,700
Issuance of notes receivable for the purchase of stock	—	—	—	—	(265,500)	—	—	(265,500)
Reacquisition of common stock	(28,864)	(289)	(25,904)	—	26,193	—	—	—
Repayment of notes receivable from stockholders	—	—	—	—	23,921	—	—	23,921
Comprehensive loss:
Foreign currency translation adjustments	—	—	—	—	—	34,232	—	34,232
Net loss	—	—	—	—	—	—	(833,505)	(833,505)

Total comprehensive loss	—	—	—	—	—	—	—	(799,273)

Balance at December 31, 2003	9,403,495	94,035	6,777,865	—	(215,386)	(134,905)	(5,523,761)	997,848
Issuance of common stock	10,000	100	9,900	—		—	—	10,000
Reacquisition of common stock	(178,192)	(1,782)	(160,410)	—	162,192	—	—	—
Repayment of notes receivable from stockholders and related stock-based compensation expense (Note 4)	—	—	92,350	—	16,516	—	—	108,866
Deferred employee stock-based compensation	—	—	1,326,000	(1,326,000)	—	—	—	—
Amortization of deferred employee stock-based compensation	—	—	—	187,500	—	—	—	187,500
Comprehensive income:
Foreign currency translation adjustments	—	—	—	—	—	14,520	—	14,520
Net income	—	—	—	—	—	—	509,454	509,454

Total comprehensive income	—	—	—	—	—	—	—	523,974

Balance at December 31, 2004	9,235,303	92,353	8,045,705	(1,138,500)	(36,678)	(120,385)	(5,014,307)	1,828,188
Issuance of common stock	—	—	—	—	—	—	—	—
Reacquisition of common stock	(9,939)	(99)	(8,687)	—	8,786	—	—	—
Repayment of notes receivable from stockholders and related stock-based compensation expense (Note 4)	—	—	189,117	—	1,686	—	—	190,803
Stock-based compensation related to sale of stock to employees	—	—	832,000	—	—	—	—	832,000
Amortization of deferred employee stock-based compensation	—	—	—	1,138,500	—	—	—	1,138,500
Comprehensive loss:
Foreign currency translation adjustments	—	—	—	—	—	(4,356)	—	(4,356)
Net loss	—	—	—	—	—	—	(1,188,541)	(1,188,541)

Total comprehensive loss	—	—	—	—	—	—		(1,192,897)

Balance at March 17, 2005	9,225,364	$92,254	$9,058,135	$—	$(26,206)	$(124,741)	$(6,202,848)	$2,796,594

See accompanying notes.

	Common stock				Notes receivable from stockholders	Accumulated other comprehensive income (loss)
			Additional paid- in capital	Deferred compensation			Accumulated deficit	Total stockholders' equity (deficit)
	Shares	Amount
Successor:
Issuance of restricted stock, net of repurchases	555,825	$55	$(55)	$—	$—	$—	$—	$—
Issuance of common stock in conjunction with preferred stock sale	5,214,925	522	(522)
Deferred employee stock-based compensation	—	—	20,530,518	(20,530,518)	—	—	—	—
Cancellation of deferred employee stock-based compensation	—	—	(951,856)	951,856	—	—	—	—
Amortization of deferred employee stock-based compensation	—	—	—	1,282,486	—	—	—	1,282,486
Non-employee stock-based compensation	—	—	39,353	—	—	—	—	39,353
Accretion to redemption value of redeemable convertible preferred, Rolling common and Series C common stock	—	—	(7,600,782)	—	—	—	—	(7,600,782)
Comprehensive loss:
Foreign currency translation adjustments	—	—	—	—	—	(112,078)	—	(112,078)
Net loss	—	—	—	—	—	—	(12,865,636)	(12,865,636)

Total comprehensive loss	—	—	—	—	—	—	—	(12,977,714)

Balance at December 31, 2005	5,770,750	577	12,016,656	(18,296,176)	—	(112,078)	(12,865,636)	(19,256,657)
Reversal of deferred compensation balance required with the adoption of SFAS No. 123(R) (unaudited)			(12,016,656)	18,296,176			(6,279,520)	—
Stock-based compensation (unaudited)			1,320,954					1,320,954
Repurchase of common stock from employees (unaudited)	(56,000)	(6)	(121)		—	—	—	(127)
Accretion to redemption value of redeemable convertible preferred, Rolling common and Series C common stock (unaudited)	—	—	(1,320,833)		—	—	(621,480)	(1,942,313)
Comprehensive loss:
Foreign currency translation adjustments (unaudited)	—	—	—	—	—	198,930	—	198,930
Net loss (unaudited)	—	—	—	—	—	—	(5,876,452)	(5,876,452)

Total comprehensive loss	—	—	—	—	—	—	—	(5,677,522)

Balance at March 31, 2006 (unaudited)	5,714,750	$571	$—	$—	$—	$86,852	$(25,643,088)	$(25,555,665)

See accompanying notes.

ALPHATEC HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Predecessor		Predecessor	Successor	Successor	Successor
			Period from January 1, 2005 to March 17, 2005	Period from March 18, 2005 to December 31, 2005	Period from March 18, 2005 to March 31, 2005
	Years ended December 31,					Three months ended March 31, 2006
	2003	2004
					(unaudited)	(unaudited)
Operating activities:
Net income (loss)	$(833,505)	$509,454	$(1,188,541)	$(12,865,636)	$(3,495,694)	$(5,876,452)
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:
Depreciation and amortization	580,066	633,847	158,659	3,381,726	21,146	1,462,929
Stock-based compensation	—	279,850	2,159,617	1,321,839	—	1,320,954
Write-off of purchased in-process research and development	—	—	—	3,100,000	3,100,000	—
Interest expense related to amortization of debt discount and revaluation of put right	—	—	—	1,452,118	—	1,287,502
Deferred income taxes	—	—	—	(3,074,778)	134,908	—
Changes in operating assets and liabilities:
Accounts receivable	(2,817)	(1,366,562)	(1,401,247)	(3,026,153)	815,234	(2,033,912)
Inventories	274,600	(741,951)	(83,725)	430,124	(61,517)	(1,203,945)
Prepaid expenses and other current assets	5,024	(26,871)	(240,908)	(264,833)	(136,229)	(41,282)
Income taxes receivable	(5,240)	18,604	—	(17,370)	(6,809)	70,535
Other assets	(29,800)	12,554	6,500	(196,800)	11,024	(137,817)
Accounts payable	115,296	964,448	85,523	(401,867)	(488,560)	1,632,510
Accrued expenses and other	(77,911)	998,401	298,510	2,127,996	1,696,765	1,645,542

Net cash provided by (used in) operating activities	25,713	1,281,774	(205,612)	(8,033,634)	1,590,268	(1,873,436)

Investing activities:
Acquisition of Alphatec Manufacturing, Inc., net of cash acquired	—	—	—	(69,990,284)	(69,866,992)	(5,000)
Acquisition of certain assets and liabilities of Cortek, Inc., net of cash acquired	—	—	—	(7,398,381)	—	53,950
Acquisition of Ishibe Medical Co. Ltd, net of cash acquired	—	—	—	651,860	—	—
Purchases of property and equipment	(4,030)	(598,467)	(59,769)	(4,198,122)	—	(3,104,537)

Net cash used in investing activities	(4,030)	(598,467)	(59,769)	(80,934,927)	(69,866,992)	(3,055,587)

Financing activities:
Proceeds from issuance (repurchases) of common stock	—	10,000	—	—	—	(127)
Proceeds from issuance of Rolling common, Series C common and preferred stock	—	—	—	91,608,718	75,158,249	222,985
Net borrowings under lines of credit	—	—	—	3,078,537	—	4,678,000
Principal payments on capital lease obligations	(304,353)	(522,137)	(154,810)	(578,796)	(30,089)	(210,504)
Proceeds from issuance of notes payable	400,000	1,293,497	—	1,192,100	—	—
Principal payments on notes payable	(255,853)	(612,917)	(80,333)	(2,943,408)	(10,624)	(386,975)
Costs paid in connection with initial public offering	—	—	—	(1,195,024)	—	(1,040,451)
Repayment of supply agreement obligation	—	(75,000)	—	(75,000)	—	—
Repayment (issuance) of stockholder notes receivable	(241,579)	16,516	1,686	138,966	—	64,873

Net cash (used in) provided by financing activities	(401,785)	109,959	(233,457)	91,226,093	75,117,536	3,327,801

Effect of exchange rate changes on cash and cash equivalents	10,502	9,647	(2,037)	(77,166)	8,177	211,413

Net (decrease) increase in cash and cash equivalents	(369,600)	802,913	(500,875)	2,180,366	6,848,989	(1,389,809)
Cash and cash equivalents at beginning of period	1,123,457	753,857	1,556,770	—	—	2,180,366

Cash and cash equivalents at end of period	$753,857	$1,556,770	$1,055,895	$2,180,366	$6,848,989	$790,557

Supplemental disclosure of cash flow information:
Cash paid for interest	$248,589	$268,449	$102,152	$431,125	$—	$165,982

Accretion to redemption value of redeemable stock	$—	$—	$—	$7,600,782	$283,721	$1,942,313

Repurchase of distribution rights	$—	$—	$—	$3,097,850	$—	$—

Revaluation of put right	$—	$—	$—	$597,844	$—	$—

Purchases of property and equipment through capital leases	$396,018	$1,921,078	$—	$246,478	$—	$45,650

Issuance (forgiveness) of notes receivable from stockholders	$(26,193)	$(162,192)	$(8,786)	$203,839	$—	$—

Issuance of supply agreement obligation	$—	$225,000	$—	$—	$—	$—

See accompanying notes.

ALPHATEC HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(INFORMATION AS OF MARCH 31, 2006, FOR THE PERIOD FROM MARCH 18, 2005 TO MARCH 31, 2005
AND THE THREE MONTHS ENDED MARCH 31, 2006 IS UNAUDITED)

1. Organization, Basis of Presentation and Summary of Significant Accounting Policies

The Company

        Alphatec Holdings, Inc. ("Alphatec," the "Successor" or the "Company") was incorporated in the state of Delaware in March 2005 in order to acquire 100% of the outstanding common stock of the Predecessor (as hereinafter defined) on March 18, 2005, as more fully described in Note 2.

        Alphatec Spine, Inc., formerly known as Alphatec Manufacturing, Inc., (the "Predecessor"), is a California corporation organized in May 1990 and is engaged in the development, manufacturing, and sale of medical devices for use in orthopedic trauma, spinal, and reconstructive surgeries. The Predecessor's principal operating activities are conducted through Alphatec Spine, Inc. and its consolidated subsidiaries, Nexmed, Inc. ("Nexmed"), a California corporation, Alphatec Pacific, Inc. ("Alphatec Pacific"), a Japanese corporation, and Milverton Limited ("Milverton"), a Hong Kong corporation.

Basis of Presentation

        The consolidated financial statements of the Predecessor include the accounts of Alphatec Spine, Inc. and its wholly owned subsidiaries, Alphatec Pacific, Milverton and Nexmed.

        The consolidated financial statements of the Successor include the accounts of Alphatec and Alphatec Spine, Inc. and its wholly owned subsidiaries, Nexmed and Milverton and its 80% owned subsidiary, Alphatec Pacific. Intercompany balances and transactions have been eliminated in consolidation.

        Nexmed did not have significant activity during any of the periods presented.

        The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. The Successor has not been profitable, and while management believes that the Company will significantly increase revenues in 2006, the Company will not be profitable in the foreseeable future. Management believes that absent the proceeds from the offering contemplated by this Prospectus, that with its existing resources, and the additional resources available under its new credit facility (see Note 6), it can fund its operations through 2006. In the event these funds are insufficient to adequately fund its operations, the Company's principal investor has agreed to provide the funds necessary to enable the Company to operate at least through 2006.

        On August 1, 2005, a 44.036-for-1 stock split was approved by the Company's Board of Directors. The accompanying consolidated financial statements and these notes give retroactive effect to the stock split for all periods presented.

Unaudited Interim Results

        The accompanying unaudited interim consolidated balance sheet as of March 31, 2006, the statements of operations and cash flows for the period from March 18, 2005 to March 31, 2005 and the three months ended March 31, 2006 and the statement of stockholders' equity for the three months ended March 31, 2006 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments necessary to present fairly the Company's financial position as of March 31, 2006 and results of operations and cash flows for the period from March 18, 2005 to March 31, 2005 and the three months ended March 31, 2006. The results of operations for the three months ended March 31, 2006 are not necessarily indicative of the results to be expected for the year ending December 31, 2006 or for any other interim period or for any other future year.

Foreign Currency Translation and Transactions

        The Company's primary functional currency is the U.S. dollar, while the functional currency of the Company's Japanese and Hong Kong subsidiaries is the Japanese yen and the Hong Kong dollar, respectively. Assets and liabilities denominated in foreign currencies are translated at the rate of exchange on the balance sheet date. Revenues and expenses are translated using the average exchange rate for the period. Gains and losses on foreign currency transactions are recognized as incurred.

Use of Estimates

        The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Fair Value of Financial Instruments

        The carrying value of accounts receivable, accounts payable, accrued expenses and current portion of debt are considered to be representative of their respective fair values because of the short-term nature of those instruments. Based on the borrowing rates currently available to the Company for loans with similar terms, management believes the fair value of notes payable, capital leases and other long-term debt approximates their carrying values.

Concentration of Credit Risk and Significant Customers

        Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of cash and cash equivalents and accounts receivable. The Company limits its exposure to credit loss by depositing its cash and cash equivalents with high credit quality financial institutions.

        The Company's customers are primarily hospitals or surgical centers and no single customer represented greater than 10 percent of consolidated revenues for any of the periods presented. Credit to customers is granted based on an analysis of the customers' credit worthiness and credit losses have not been significant.

Revenue Recognition

        The Company recognizes revenue when all four of the following criteria are met: (i) persuasive evidence that an arrangement exists; (ii) delivery of the products has occurred; (iii) the selling price is fixed or determinable; and (iv) collectibility is reasonably assured. In addition, the Company follows the provisions of Securities and Exchange Commission (SEC) Staff Accounting Bulletin (SAB) No. 104,

Revenue Recognition, which sets forth guidelines for the timing of revenue recognition based upon factors such as passage of title, installation, payment and customer acceptance.

        The Company's revenue from sales of spinal and other surgical implants is recognized upon receipt of written acknowledgement that the product has been used in a surgical procedure or upon shipment to third-party customers who immediately accept title.

Impairment of Long-Lived Assets

        In accordance with Statement of Financial Accounting Standards (SFAS) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, if indicators of impairment exist, the Company assesses the recoverability of the affected long-lived assets by determining whether the carrying value of such assets can be recovered through undiscounted future operating cash flows. If impairment is indicated, the Company measures the amount of such impairment by comparing the carrying value of the asset to the undiscounted cash flows associated with the use of the asset. The Company believes the future cash flows to be received from the long-lived assets will exceed the assets' carrying value, and accordingly the Company has not recognized any impairment losses through March 31, 2006.

Cash and Cash Equivalents

        The Company considers all investments with an original maturity of three months or less when purchased to be cash equivalents. Cash equivalents primarily represent funds invested in money market funds whose cost equals fair market value.

Accounts Receivable and Related Valuation Account

        Accounts receivable are presented net of allowance for doubtful accounts. The Company makes judgments as to its ability to collect outstanding receivables and provides allowance for a portion of receivables when collection becomes doubtful. Provisions are made based upon a specific review of all significant outstanding invoices and the overall quality and age of those invoices not specifically reviewed. In determining the provision for invoices not specifically reviewed, the Company analyzes historical collection experience and current economic trends. If the historical data used to calculate the allowance provided for doubtful accounts does not reflect the Company's future ability to collect outstanding receivables or if the financial condition of customers were to deteriorate, resulting in impairment of their ability to make payments, an increase in the provision for doubtful accounts may be required.

Inventories

        Inventories are stated at the lower of average cost or market and include material, labor and overhead costs. The Company reviews the components of its inventory on a periodic basis for excess, obsolete and impaired inventory, and records a reserve for the identified items.

Property and Equipment

        Property and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets, generally ranging from two to seven years. Leasehold improvements and assets acquired under capital leases are amortized over the shorter of their useful lives or the terms of the leases.

        During the fourth quarter of 2005, management reviewed its use of surgical instruments and concluded that it should reduce the depreciable life of surgical instruments from three to two years. Fourth quarter results include approximately $111,500 of additional depreciation resulting from this reduction in the estimated life of surgical instruments.

Goodwill and Other Intangible Assets

        SFAS No. 142, Goodwill and Other Intangible Assets (SFAS No. 142), requires goodwill to be tested for impairment on an annual basis and between annual tests in certain circumstances, and written down when impaired. Furthermore, SFAS No. 142 requires purchased intangible assets other than goodwill to be amortized over their useful lives unless these lives are determined to be indefinite.

        The Company is amortizing its intangible assets, other than goodwill, on a straight-line basis over a three to ten-year period. No amortization of goodwill has been recorded. Instead, the Company performs an impairment assessment by applying a fair-value based test in the fourth quarter of each year, or more frequently if changes in circumstances or the occurrence of events suggest the remaining value is not recoverable.

Other Assets

        Other assets consist of costs incurred in connection with the initial public offering contemplated by this prospectus and certain deposits. Upon completion of the initial public offering, the related offering costs will be reclassified to stockholders equity and netted against the gross proceeds of the offering. In the event the initial public offering is not successful, such costs will be charged to expense.

Other Long-term Liabilities

        Other long-term liabilities consist of accruals for potential payroll withholding, property and sales taxes and the long-term portion of severance payable.

Research and Development

        Research and development expenses consist of costs incurred to further the Company's research and development activities and are expensed as incurred.

Advertising Costs

        Advertising costs are expensed as incurred. Total advertising costs for the years ended December 31, 2003 and 2004, the period from January 1, 2005 to March 17, 2005 and the period from March 18, 2005 to March 31, 2005 were not significant. Advertising costs for the period from March 18,

2005 to December 31, 2005 and the three months ended March 31, 2006 totaled $106,270 and $67,820, respectively.

Income Taxes

        In accordance with SFAS No. 109, Accounting for Income Taxes, a deferred tax asset or liability is determined based on the difference between the financial statement and tax bases of assets and liabilities as measured by the enacted tax rates which will be in effect when these differences reverse. The Company provides a valuation allowance against net deferred tax assets unless, based upon the available evidence, it is more likely than not that the deferred tax assets will be realized.

Stock-Based Compensation

        Effective January 1, 2006, the Company adopted the provisions of SFAS No. 123(R), Share-Based Payment (SFAS No. 123(R)) using the prospective transition method and therefore, prior period results will not be restated. SFAS No. 123(R) supersedes Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock issued to Employees (APB Opinion No. 25), and related interpretations, and revises guidance in SFAS No. 123, Accounting for Stock-Based Compensation (SFAS No. 123). Under this transition method, the compensation cost related to all equity instruments granted prior to, but not yet vested as of, the adoption date is recognized based on the grant-date fair value which is estimated in accordance with the original provisions of SFAS No. 123. Compensation costs related to all equity instruments granted after January 1, 2006 is recognized at grant-date fair value of the awards in accordance with the provisions of SFAS No. 123(R). Additionally, under the provisions of SFAS No. 123(R), the Company is required to include an estimate of the number of the awards that will be forfeited in calculating compensation costs, which is recognized over the requisite service period of the awards on a straight-line basis.

        During the three months ended March 31, 2006, the Company recorded share-based compensation costs of approximately $522,700, as a result of the adoption of SFAS No. 123(R). Of this amount, $70,400 is included in cost of sales, $4,100 is included in research and development expenses and $448,200 is included in selling, general and administrative expense for the three months ended March 31, 2006. No related tax benefits of the share-based compensation costs were recognized in the quarter ended March 31, 2006.

        The following table shows the assumptions used to compute the share-based compensation costs for the stock options granted during the three months ended March 31, 2006 using the Black-Scholes-Merton option pricing model:

Employee Stock Options
Risk-free interest rate	4.6%
Dividend yield	0.0%
Weighted average expected life of options (years)	6.5
Volatility	65.0%

        The risk-free interest rate assumption was based on the United States Treasury's rates for U.S. Treasury zero-coupon bonds with maturities similar to those of the expected term of the award being valued. The assumed dividend yield was based on the Company's expectation of not paying dividends in the foreseeable future. The weighted average expected life of options was calculated using the simplified method as prescribed by the SEC's SAB No. 107 (SAB No. 107). This decision was based on the lack of relevant historical data due to the Company's limited historical experience. In addition, due to the Company's limited historical data, the estimated volatility also reflects the application of SAB No. 107, incorporating the historical volatility of comparable companies whose share prices are publicly available.

        The weighted average grant-date fair values of stock options granted during the three months ended March 31, 2006 was $41.34.

        Total unrecognized share-based compensation costs related to non-vested stock options granted during the three months ended March 31, 2006 was approximately $2,418,000 as of March 31, 2006 which related to 100,775 shares. This unrecognized cost is expected to be recognized over a weighted average period of approximately 5 years. Unrecognized share-based compensation related to non-vested stock and option awards granted prior to January 1, 2006 was approximately $16,520,000 at March 31, 2006.

        In addition, prior to the adoption of SFAS No. 123(R), the Company presented deferred compensation as a separate component of stockholders' equity. In accordance with the provisions of SFAS No. 123(R), on January 1, 2006, the Company reclassified deferred compensation against additional paid-in capital and retained earnings.

        Prior to January 1, 2006, the Company applied the intrinsic-value-based method of accounting prescribed by APB Opinion No. 25, and related interpretations including Financial Accounting Standards Board (FASB) Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation—an interpretation of APB Opinion No. 25, to account for its equity-based awards to employees and directors. Under this method, if the exercise price of the award equaled or exceeded the fair value of the underlying stock on the measurement date, no compensation expense was recognized. The measurement date was the date on which the final number of shares and exercise price were known and was generally the grant date for awards to employees and directors. If the exercise price of the award was below the fair value of the underlying stock on the measurement date, then compensation cost was recorded, using the intrinsic-value method, and was generally recognized in the statements of operations over the vesting period of the award.

        The following table illustrates the effect on net income (loss) as if the fair-value-based method had been applied to all outstanding and unvested awards in each period. For purposes of disclosures required by SFAS No. 123, the estimated fair value of the options is amortized on a straight-line basis over the vesting period. Because additional option grants are expected in the future, the pro forma disclosures below are not representative of the effects of option grants on reported net operating results in future periods. The period from March 18, 2005 to December 31, 2005 is not presented below since the pro forma net loss does not materially differ from the reported net loss.

	Predecessor
	Years ended December 31,		Predecessor
			Period from January 1, 2005 to March 17, 2005
	2003	2004
Net income (loss) attributable to common stockholders as reported	$(833,505)	$509,454	$(1,188,541)
Add: Stock-based employee compensation expense included in net income (loss)	—	187,500	1,970,500
Deduct: Stock-based employee compensation expense determined under fair value method for all awards	(26,263)	(253,512)	(2,003,512)

Pro forma net loss attributable to common stockholders	$(859,768)	$443,442	$(1,221,553)

Basic net income (loss) per share as reported	$(0.09)	$0.06	$(0.13)

Basic net income (loss) per share pro forma	$(0.09)	$0.05	$(0.13)

Diluted net income (loss) per share as reported	$(0.09)	$0.05	$(0.13)

Diluted net income (loss) per share pro forma	$(0.09)	$0.05	$(0.13)

        The fair value above was estimated at the date of grant using the Minimum Value pricing model with the following weighted average assumptions:

	Predecessor
	Years ended December 31,
	2003	2004
Dividend yield	—	—
Risk-free interest rate	2.27%	3.50%
Volatility	—	—
Expected life	5 years	5 years

        No weighted average assumptions are listed for the period from January 1, 2005 to March 17, 2005 due to the fact that no equity instruments were issued during that period. No weighted average assumptions are listed for the period from March 18, 2005 to December 31, 2005 since no significant equity instruments issued to employees during the period were issued with exercise prices greater than $0.002, and as such, use of the Minimum Value pricing model did not result in significant additional stock-based compensation expense over the amount recorded.

        The Predecessor issued 577,000 and 674,000 employee equity awards in 2003 and 2004, respectively. The weighted average grant date fair value of these awards was $0.16 and $2.21, respectively.

        Equity instruments issued to non-employees are recorded at their fair value as determined in accordance with SFAS No. 123 and Emerging Issues Task Force (EITF) Issue No. 96-18, Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods and Services, and are periodically revalued as the equity instruments vest and are recognized as expense over the related service period. In connection with the sale of 33,750 shares of common stock to non-employees during the period from March 18, 2005 to December 31, 2005, the Company recorded total stock-based compensation within stockholders' equity of $39,353.

Deferred Stock-Based Compensation

        No employee stock-based compensation expense was recorded in the Predecessor's reported net loss for the year ended December 31, 2003, as all equity awards granted had an exercise price equal to or greater than the estimated fair value of the underlying common stock on the date of grant.

        The Predecessor, as a result of the valuation utilized in its merger with the Successor in March 2005, reassessed the fair value of the common stock used to grant equity awards for the period from January 1, 2004 to March 17, 2005. In determining the fair value of the Predecessor's common stock, the Board of Directors considered, among other factors, (i) the advancement of the Company's technology, (ii) the Company's financial position, (iii) industry specific and general market conditions and (iv) the enterprise valuation utilized in the merger with the Successor.

        On October 19, 2005, the Successor commenced the initial public offering process and, based on the estimated valuation of the Company presented by investment bankers, reassessed the fair value of the common stock used to grant equity awards going back to March 18, 2005. Upon formation of the Successor in March 2005, the common stock was valued at zero since the Company had not yet commenced its intended operations via the acquisition of the Predecessor and the redemption value of the preferred stock sold with the common stock was equal to the purchase price of the preferred stock and common stock together. Investment bankers were valuing the Company based on its ability to increase sales consistently over prior periods since the date of acquisition and forecasted revenues which demonstrated continued growth. The Company increased the valuation of the common stock on a straight-line basis from zero on March 18, 2005 to $48 on October 19, 2005 since no significant positive or negative events occurred during this period, other than progressive growth in revenues, which would indicate other than a linear increase in the reassessed valuation of the common stock. The value of $48 on October 19, 2005 represented the low end of the valuation presented by the investment bankers at that time. Management, all of whom are related parties, completed the reassessment without the use of an unrelated valuation specialist and concluded that the stock options granted and restricted shares sold to employees were granted and sold at prices that were below the reassessed fair value.

        In connection with the grant of equity awards to employees during the year ended December 31, 2004, the Predecessor recorded total deferred employee stock-based compensation within stockholders' equity of $1,326,000, which represents the difference between the weighted average exercise price of $1.50 and the reassessed weighted average fair value of $3.47 on the 674,000 stock options granted. The deferred employee stock-based compensation was amortized over the vesting period of the applicable options on a straight-line basis until March 17, 2005, at which time the remaining $1,138,500 of unamortized stock-based compensation was charged to expense when the change in control provisions of the options caused the options to become fully vested.

        In connection with the grant of equity awards to employees during the period from March 18, 2005 to December 31, 2005, the Successor recorded total deferred employee stock-based compensation within stockholders' equity of $20,530,518, which represented the difference between the exercise price and the reassessed fair value of 34,257 stock options granted and 542,700 restricted shares sold.

        A summary of activity and related fair and intrinsic value information for the year ended December 31, 2004 under the Predecessor Plan (as defined in Note 8, "Stock Options") and for the period from March 18, 2005 to December 31, 2005 under the 2005 Plan (as defined in Note 9, "Stock Options") is as follows:

	Equity awards	Exercise price	Fair value of common stock on date of grant	Intrinsic value per share	Deferred stock-based compensation
Predecessor Plan:
Employee grants:
January 2004	150,000	$1.50	$1.50	$—	$—
May 2004	329,000	1.50	3.50	2.00	658,000
July 2004	40,000	1.50	4.30	2.80	112,000
August 2004	5,000	1.50	4.70	3.20	16,000
September 2004	150,000	1.50	5.10	3.60	540,000

Total	674,000				$1,326,000

Successor 2005 Plan:
Employee grants:
August 2005	454,275	$0.002	$32.82	$32.82	$14,908,397
September 2005	10,500	0.002	42.89	42.89	450,358
October 1, 2005	500	0.002	43.98	43.98	12,094
October 7, 2005	26,175	0.002	45.32	45.32	1,186,199
October 10, 2005	7,000	0.002	45.99	45.99	321,916
October 17, 2005	17,825	0.002	47.55	47.55	847,543
October 31, 2005	325	0.002	48.00	48.00	15,599
November 2005	53,950	0.002	48.00	48.00	2,589,492
November 2005	3,000	17.000	48.00	31.00	93,000
December 2005	3,407	17.000	48.00	31.00	105,920

Total	576,957				$20,530,518

        Prior to the adoption of SFAS No. 123(R), the Company presented deferred compensation as a separate component of stockholders' equity. In accordance with the provisions of SFAS No. 123(R), on January 1, 2006, the Company reclassified deferred compensation against additional paid-in capital and retained earnings.

Net Loss Per Share

        The Company calculated net loss per share in accordance with SFAS No. 128, Earnings per Share. Basic earnings per share (EPS) is calculated by dividing the net income or loss available to common stockholders by the weighted average number of common shares outstanding for the period, without consideration for common stock equivalents. Diluted EPS is computed by dividing the net income available to common stockholders by the weighted average number of common shares outstanding for the period and the weighted average number of dilutive common stock equivalents outstanding for the period determined using the treasury-stock method. For purposes of this calculation, common stock subject to repurchase by the Company and options are considered to be common stock equivalents and are only included in the calculation of diluted earnings per share when their effect is dilutive.

	Predecessor				Successor	Successor
			Predecessor	Successor
	Years ended December 31,				Period from March 18, 2005 to March 31, 2005	Three months ended March 31, 2006
			Period from January 1, 2005 to March 17, 2005	Period from March 18, 2005 to December 31, 2005
	2003	2004
					(unaudited)	(unaudited)
Numerator:
Net income (loss)	$(833,505)	$509,454	$(1,188,541)	$(12,865,636)	$(3,495,694)	$(5,876,452)
Accretion to redemption value of redeemable convertible preferred, Rolling common and Series C common stock	—	—	—	(7,600,782)	(230,721)	(1,942,313)

Net income (loss) applicable to common stockholders	$(833,505)	$509,454	$(1,188,541)	$(20,466,418)	$(3,726,415)	$(7,818,765)

Denominator:
Weighted average common shares outstanding	9,417,808	9,318,939	9,231,380	5,336,195	4,338,169	5,737,424
Weighted average unvested common shares subject to repurchase	—	—	—	(237,975)	—	(522,499)
Vested common shares outstanding purchased with promissory notes and subject to variable accounting	(119,659)	(140,035)	(20,377)	—	—	—

Weighted average common shares outstanding—basic	9,298,149	9,178,904	9,211,003	5,098,220	4,338,169	5,214,925
Effect of dilutive securities:
Options	—	441,461	—	—	—	—
Other	—	—	—	—	—	—

Weighted average common shares outstanding—diluted	9,298,149	9,620,365	9,211,003	5,098,220	4,338,169	5,214,925

Net income (loss) per common share:
Basic	$(0.09)	$0.06	$(0.13)	$(4.01)	$(0.86)	$(1.50)

Diluted	$(0.09)	$0.05	$(0.13)	$(4.01)	$(0.86)	$(1.50)

        Upon the occurrence of any Significant Transaction, as described in Note 9 below, including the proposed initial public offering contemplated by this prospectus:

  •
  the preferred and common stockholders are entitled to be paid the Liquidation and Redemption Value (as defined in Note 9) in cash, except that upon the approval of the holders of at least 51% of the outstanding shares of Series B common stock, such Liquidation and Redemption Value shall be paid in common stock, valued at its fair market value, as determined in good faith by the Board of Directors (other than upon the occurrence of a liquidation, dissolution or winding up of the Company or an exercise of the Series A Put Right (as defined in Note 9)), and

  •
  each share of Rolling common stock and each share of Series A, Series A-1, Series B and Series C common stock is mandatorily convertible into one share of undesignated common stock.

        As of December 31, 2005 and March 31, 2006, respectively, assuming all the outstanding preferred stock was converted to common stock, 2,009,665 shares and 2,049,367 shares would be excluded from the basic and diluted earnings per share calculations because of their anti-dilutive effect.

Comprehensive Income

        The Company has adopted SFAS No. 130, Reporting Comprehensive Income, which requires that all components of comprehensive income, including net income, be reported in the consolidated financial statements in the period in which they are recognized. Comprehensive income is defined as the change in equity during a period from transactions and other events and circumstances from non-owner sources. Net income and other comprehensive income, including foreign currency translation adjustments and unrealized gains and losses on investments, are reported, net of their related tax effect, to arrive at comprehensive income.

Segment Information

        The Company has adopted the provisions of SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information (SFAS No. 131). SFAS No. 131 requires public companies to report financial and descriptive information about their reportable operating segments. The Company identifies its operating segments based on how management internally evaluates separate financial information, business activities and management responsibility. The Company believes it operates in a single business segment.

Recent Accounting Pronouncements

        In November 2004, the FASB issued SFAS No. 151, Inventory Cost—an amendment of ARB No. 43, Chapter 4, which amends the guidance in Accounting Research Bulletin (ARB) No. 43, Chapter 4, Inventory Pricing, to clarify the accounting for abnormal amounts of unallocated overhead resulting from abnormally low production (or idle capacity), freight, handling costs, and wasted material (spoilage). SFAS No. 151 requires that those items be recognized as current-period charges. In addition, this statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of this statement will be effective for inventory costs during the fiscal years beginning after June 15, 2005. The Company does not believe that the adoption of this statement will have a material impact on its consolidated financial condition or consolidated results of operations.

2.  Acquisitions

Alphatec Spine, Inc.

        On March 18, 2005, the Successor acquired all of the outstanding common stock of Alphatec Spine, Inc. The acquisition was funded out of the net proceeds from the Company's initial capitalization in March 2005. The results of operations of Alphatec Spine, Inc. have been included in the consolidated financial statements of the Successor from the date of acquisition. The total cost of the acquisition is as follows:

Cash paid for common stock and stock options	$70,000,000
Debt assumed as a result of acquisition	5,457,456
Direct costs	1,046,176

Total purchase price	$76,503,632

        The purchase price allocation is shown below:

Cash and cash equivalents	$1,055,895
Accounts receivable	4,243,177
Inventories	4,206,192
Prepaid expenses and other current assets	483,079
Income taxes receivable	53,165
Property and equipment, net	3,606,764
Other assets	99,514
Accounts payable	(1,667,672)
Accrued and other expenses	(4,529,857)
Deferred income taxes	(3,074,778)

Net tangible assets	4,475,479
Developed product technology	13,700,000
Supplier agreement	221,250
In-process research and development (IPR&D)	3,100,000
Goodwill	55,006,903

Total purchase price	$76,503,632

        In connection with this transaction, the Company conducted a valuation of the acquired assets and assumed liabilities in order to allocate the purchase price in accordance with SFAS No. 141, Business Combinations (SFAS No. 141). Unless otherwise noted below, the fair value of the acquired tangible assets, assumed liabilities and supplier agreement was equal to the Predecessor's carrying value on the date of acquisition. The Company allocated the excess purchase price over the fair value of acquired net tangible and intangible assets to goodwill. A strong scientific employee base having existing relationships with prominent orthopedic surgeons and operations in an attractive market niche were among the factors that contributed to a purchase price resulting in the recognition of goodwill. Goodwill recorded for the acquisition of Alphatec Spine, Inc. is not deductible for income tax purposes.

        The developed product technology represented proprietary knowledge that was technologically feasible as of the valuation date, and included all fully functioning products at the date of the valuation. Specifically, developed product technology represented proprietary knowledge related to the following products of the Company: Zodiac Lumbar Fusion and Deformity System, Mirage Spinal Fixation System, ROC Lumbar Plating System, Deltaloc Reveal Anterior Cervical Plate, Solanas Posterior Cervical/Thoracic Fusion, and various Cage and Bone products. The amount allocated to the developed product technology was assigned based on the estimated net discounted cash flows (income approach) from the related product line on the date of acquisition. The developed product technology is being amortized over a useful life of five years.

        In accordance with SFAS No. 2, Accounting for Research and Development Costs, as clarified by FASB Interpretation No. 4, Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method, an Interpretation of FASB Statement No. 2, the amounts allocated to IPR&D were determined through established valuation techniques and were expensed upon acquisition as it was determined that the underlying projects had not reached technological feasibility and had no alternative future uses.

        The fair value of the IPR&D was determined using the income approach. Under the income approach, the expected future cash flows from each project under development were estimated and discounted to their net present values at an appropriate risk-adjusted rate of return. Significant factors considered in the calculation of the rate of return were the weighted-average cost of capital and return on assets, as well as the risks inherent in the development process, including the likelihood of achieving technological success and market acceptance. Each project was analyzed to determine the unique technological innovations, the existence and reliance on core technology, the existence of any alternative future use or current technological feasibility, and the complexity, cost and time to complete the remaining development. Future cash flows for each project were estimated based on forecasted revenue and costs, taking into account product life cycles, and market penetration and growth rates.

        The IPR&D charge includes only the fair value of IPR&D performed as of the respective acquisition dates. The fair value of developed technology was included in identifiable purchased intangible assets. The Company believes the amounts recorded as IPR&D, as well as developed technology, represented the fair values and approximated the amounts an independent party would pay for these projects at the time of the respective acquisition dates.

        There were six projects identified as IPR&D. The Company assigned discount rates of 22% to the in-process technologies, giving consideration to the risk associated with these assets relative to developed product technologies and future products. For purposes of the IPR&D fair value calculations, cash flows were assumed to commence in 2006 and pricing and margins were assumed to remain essentially flat at levels consistent with the Company's historical profit margins.

        All of these products, except the Minimal Access System, started shipping product toward the end of 2005. The Minimal Access System is currently scheduled to start shipping product in the third quarter of fiscal 2006.

        The following table summarizes the significant assumptions at the acquisition dates underlying the valuations for the Company's significant acquisitions completed in 2005 with estimated costs to complete as of December 31, 2005:

Development Projects	Estimated percent complete at acquisition	Estimated time to complete as of December 31, 2005	Estimated cost to complete as of December 31, 2005	Risk Adjusted Discount Rate	IPR&D
Polyaxial system	50%	Complete	$—	22%	$1,800,000
Minimal Access System	15%	Six months	200,000	22%	100,000
Posterior Cervical (Solanas)	30%	Complete	—	22%	200,000
Cages	60%	Complete	—	22%	700,000
Bone Products	80%	Complete	—	22%	200,000
Anterior Lumbar Plates (Tamarack)	25%	Complete	—	22%	100,000

					$3,100,000

        As a result of the required adjustment of acquired assets and liabilities to fair value at the date of purchase, using the income approach, the Company increased inventory by $1,085,000 over the historical cost. The inventory adjustment resulted in Successor cost of goods sold of $1,085,000 over what would have been recorded by the Predecessor.

        Pursuant to the acquisition agreement, $3.0 million has been put in escrow as a potential indemnification for Losses (as defined) incurred by the Company. The Company has filed a claim for indemnification for $4.5 million primarily in connection with obsolete inventory, tax liabilities and uncollectible accounts receivable. However, there is no assurance whether the claim will be successful. Any amounts recovered will be accounted for as a reduction to goodwill.

Cortek, Inc.

        On September 9, 2005, the Successor acquired certain assets and assumed certain liabilities of Cortek, Inc. ("Cortek"). The acquisition was funded out of the net proceeds from the Company's initial capitalization in March 2005. The acquisition of Cortek is an investment aimed at broadening the Company's product portfolio. The results of operations of Cortek have been included in the consolidated financial statements of the Successor from the date of acquisition. At December 31, 2005, the total cost of the acquisition is as follows:

Cash consideration	$6,500,000
Debt assumed as a result of acquisition	550,100
Direct costs	801,971

Total purchase price	$7,852,071

        The purchase price allocation is shown below:

Accounts receivable	$1,608,548
Inventories	2,212,641
Prepaid expenses and other current assets	100,392
Property and equipment, net	265,553
Other assets	56,984
Accounts payable	(955,046)
Accrued expenses	(1,376,553)

Net tangible assets	1,912,519
Goodwill	5,939,552

Total purchase price	$7,852,071

        In connection with this transaction, the Company conducted a valuation of the acquired assets and assumed liabilities in order to allocate the purchase price in accordance with SFAS No. 141. The Company has allocated the excess purchase price over the fair value of acquired net tangible assets to goodwill. The enhancement of the Company's existing portfolio of spine fusion products with a complementary offering of precision milled allograft products was the primary factor that contributed to a purchase price resulting in the recognition of goodwill. Goodwill recorded for this acquisition will be deducted on a straight-line basis for income tax purposes over 15 years.

        As a result of the required adjustment of acquired assets and liabilities to fair value at the date of purchase, using the income approach, the Company increased inventory by $409,000 over the historical cost. The increased inventory value will be recorded as a component of cost of revenues as the related products are sold. As of December 31, 2005 and March 31, 2006, respectively, $204,500 and none of this amount remained in ending inventory.

        During the fourth quarter of 2005 the Company revised the purchase price allocation and reduced inventory by $891,699 to conform Cortek's accounting for inventory to Alphatec's accounting for inventory.

        During the three months ended March 31, 2006, the preliminary valuation of certain liabilities was adjusted by $48,950, resulting in a decrease of goodwill of the same amount.

Ishibe Medical Co, Ltd.

        On November 1, 2005, Alphatec Pacific acquired all of the outstanding common stock of Ishibe Medical Co, Ltd, a medical devices distributor headquartered in Sapporo, Japan. The direct cost of the acquisition was less than $300,000. The acquisition resulted in an increase to intangibles of approximately $1,100,000 for Distribution Rights that are being amortized over three years. The results of operations have been included in the consolidated financial statements from the date of acquisition.

Pro forma Statements of Operations

        The unaudited pro forma financial information reflects the consolidated results of operations as if the acquisition of Alphatec Spine, Inc. and Cortek, Inc. had occurred at the beginning of the period presented. The unaudited pro forma financial data presented are not necessarily indicative of the Company's results of operations that might have occurred had the transactions been completed at the beginning of the period presented, and do not purport to represent what the Company's consolidated results of operations might be for any future period.

	Years ended December 31,
			Three months ended March 31, 2005
	2004	2005
Revenues	$28,035,290	$48,630,985	$9,366,265

Net loss	$(4,140,252)	$(15,282,210)	$(6,750,995)
Accretion to redemption value of redeemable convertible preferred, Rolling common and Series C common stock	—	(7,600,782)	(230,731)

Net loss applicable to common stockholders	$(4,140,252)	$(22,882,992)	$(6,981,726)

Net loss per share:
Basic	$(0.45)	$(4.49)	$(1.61)

Diluted	$(0.43)	$(4.49)	$(1.61)

Weighted average shares outstanding:
Basic	9,178,904	5,098,220	4,338,169

Diluted	9,620,365	5,098,220	4,338,169

        The pro forma results for both 2004 and 2005 include nonrecurring charges for the write-off of in process research and development ($3.1 million) and the step up in the basis of the inventory ($1.1 million) directly related to the acquisition as if they had occurred at the beginning of each period presented.

Buyback of Distribution Rights

        On August 11, 2005, Alphatec Pacific paid $3,097,850 to repurchase its distribution rights in Japan. The transaction was financed by $3,097,850 provided by Alphatec Pacific's current Chairman, President and Chief Executive Officer in return for the issuance of a note payable that is to be repaid in 18 equal monthly installments of $206,523 (18.46% effective interest rate to scheduled maturity), beginning December 1, 2005. As additional compensation for making the loan to Alphatec Pacific, the Successor granted Alphatec Pacific's Chairman, President and Chief Executive Officer a 20% interest in Alphatec Pacific, which had an estimated value of $597,844. This amount was recorded as debt issuance cost in the accompanying balance sheet. Also see Notes 4 and 7.

3.  Balance Sheet Details

Accounts Receivable

        Accounts receivable consist of the following:

	Predecessor	Successor
	December 31, 2004	December 31, 2005	March 31, 2006
Accounts receivable	$3,002,096	$10,145,031	$12,035,797
Allowance for doubtful accounts	(160,166)	(784,213)	(644,786)

	$2,841,930	$9,360,818	$11,391,011

Inventories

        Inventories consist of the following:

	Predecessor	Successor
	December 31, 2004	December 31, 2005	March 31, 2006
Raw materials	$776,263	$1,482,256	$1,646,641
Work-in process	419,712	681,471	1,177,945
Finished goods	4,754,713	14,379,837	15,391,131

	5,950,688	16,543,564	18,215,717
Less reserves for excess and obsolete inventory	(3,335,746)	(8,085,787)	(8,546,508)

	$2,614,942	$8,457,777	$9,669,209

Property and Equipment

        Property and equipment consist of the following:

		Predecessor	Successor
	Useful lives (in years)	December 31, 2004	December 31, 2005	March 31, 2006
Machinery and equipment	7	$5,821,429	$4,313,354	$4,354,473
Surgical Instruments	2-3	2,831,151	1,701,445	3,589,656
Computer equipment	5	463,142	497,921	886,040
Office furniture and equipment	5	91,715	1,293,307	1,713,251
Leasehold improvements	various	247,350	441,988	841,479

		9,454,787	8,248,015	11,384,899
Less accumulated depreciation and amortization		(5,749,133)	(1,042,427)	(1,683,643)

		$3,705,654	$7,205,588	$9,701,256

        The Company has assets under capital leases of $4,284,256, $2,943,120 and $2,988,770 at December 31, 2004 and 2005 and March 31, 2006, respectively. Accumulated depreciation on these assets totaled $1,553,548, $456,341 and $613,467 at December 31, 2004, 2005 and March 31, 2006, respectively.

Acquired Intangibles

        Acquired intangibles consist of the following:

		Predecessor	Successor
	Useful lives (in years)	December 31, 2004	December 31, 2005	March 31, 2006
Developed product technology	5	$—	$13,700,000	$13,700,000
Distribution rights	3	—	2,037,856	2,037,856
Supply agreement	10	225,000	225,000	225,000

		225,000	15,962,856	15,962,856
Less accumulated amortization		(3,750)	(2,319,162)	(3,130,459)

		$221,250	$13,643,694	$12,832,397

        Aggregate amortization expense for intangible assets for the period from March 18, 2005 to December 31, 2005 and the three months ended March 31, 2006 was $2,316,468 and $811,297, respectively. The Company had no significant amortization expense for the years ended December 31, 2003 and 2004, the period from January 1, 2005 to March 17, 2005 and the period from March 18, 2005 to March 31, 2005.

        The future expected amortization expense related to intangible assets as of December 31, 2005 is as follows:

Year ending December 31,
2006	$3,536,144
2007	3,522,131
2008	3,029,156
2009	2,762,496
2010	707,517
Thereafter	86,250

$13,643,694

Accrued Expenses

        Accrued expenses consist of the following:

	Predecessor	Successor	Successor
	December 31, 2004	December 31, 2005	March 31, 2006
Current portion of severance payable	$—	$986,857	$1,120,274
Commissions	453,883	1,028,007	1,294,680
Royalties	521,051	869,461	847,588
Payroll and related	239,613	1,716,353	1,344,609
Legal	—	1,495,778	2,315,447
Reserve for litigation costs	—	640,000	1,061,113
Other, including $1,000,000 due to a related party at March 31, 2006 (note 4)	583,610	1,999,096	3,148,948

	$1,798,157	$8,735,552	$11,132,659

        Included in the current portion of severance payable balance at December 31, 2005 and March 31, 2006 is $570,000, which is the result of the termination of two employees who had employment agreements with the Predecessor. The employees were terminated by the Successor in 2005 and will be paid out in periodic installments through March 2008. The long-term portion of $690,577 and $548,077, at December 31, 2005 and March 31, 2006, respectively, of severance payable to these two employees is classified as other long-term liabilities in the accompanying balance sheets.

4.  Related Party Transactions

Predecessor Transactions

        During 2003, the Predecessor loaned seven employees $265,500 to purchase an aggregate of 295,000 shares of common stock from the Predecessor's majority stockholder. The repayment of the loans was due to the Predecessor in weekly installments over four years, bearing interest at 6%. If the employee ceased to be employed, the unpaid shares were returnable to the Predecessor. The loans were secured by the underlying common stock and therefore the notes were considered to be non-recourse and the common stock underlying the notes was accounted for as variable. In accordance with SAB No. 79, transactions entered into by majority stockholders are accounted for as if transacted by the company. Since the shares essentially vested as they were paid for, expense was recorded on the date shares were paid for based on the difference between the purchase price and the fair value. Two of the employees were terminated during 2003 resulting in 28,864 shares reverting to the Predecessor at a cost of $26,193. Three of these employees were terminated during 2004 resulting in 178,192 shares of common stock reverting to the Predecessor at a cost of $162,192. One of the employees was terminated during the period from January 1, 2005 to March 17, 2005, resulting in 9,939 shares of common stock reverting to the Predecessor at a cost of $8,786. The total outstanding balance of these loans was $36,678, $26,206 and $0 at December 31, 2004, March 17, 2005 and December 31, 2005, respectively. The amount of the expense recorded in 2004 and for the period from January 1, 2005 to March 17, 2005 was $92,350 and $189,117, respectively.

        During the period from January 1, 2005 to March 17, 2005, the Predecessor's majority stockholder and Chief Executive Officer sold 160,000 shares of common stock to certain employees at $1.50 per share which was subsequently determined to be less than the reassessed fair value of $6.70 at the date of the transaction. Accordingly, the Company recorded a stock-based compensation charge of $832,000 in the accompanying statement of operations.

        A Predecessor stockholder and employee and stockholder and employee of the Successor was paid $2,100,000 directly by the Predecessor's stockholders for financial advisory services provided in conjunction with the acquisition of the Predecessor.

Successor Transactions

        The Company paid an advisory fee to HealthpointCapital Advisors, LLC of $1,110,000 related to the financing of the acquisition of the Predecessor during the period ended December 31, 2005. In addition, the Company incurred a finders' fee to HealthpointCapital Partners, L.P. of $500,000 during the period ended December 31, 2005. HealthpointCapital Partners, L.P. is the majority stockholder of the Successor. The Company incurred costs of $0, $597,964 and $172,400, respectively, to Foster Management Company (an entity owned by the Company's Chairman and also a significant stockholder of HealthpointCapital, LLC, which owns an interest in HealthpointCapital Partners, L.P. and its general partner, HGP, LLC) for travel expenses including the use of Foster Management Company's airplane for the period from March 18, 2005 to March 31, 2005, the period from March 18, 2005 to December 31, 2005 and the three months ended March 31, 2006.

        During the three months ended March 31, 2006, the Company agreed to pay HealthpointCapital, LLC, an advisory fee of $1,000,000 plus out-of-pocket expenses for services provided to the Company in connection with the initial public offering of the Company's securities pursuant to an oral arrangement with HealthpointCapital, LLC. Included in accrued expenses at March 31, 2006 is $1,000,000 for this fee.

        In connection with the Successor's repurchase of certain distribution rights in Japan, the Company borrowed $3,097,850 from Alphatec Pacific's Chairman, President and Chief Executive Officer in exchange for a note payable which bears an effective interest rate to scheduled maturity of 18.46% and a 20% ownership interest in Alphatec Pacific. For the period from March 18, 2005 to December 31, 2005 and the three months ended March 31, 2006, the Company recorded interest expense totaling approximately $221,000 and $122,000, respectively, under this note. As of December 31, 2005 and March 31, 2006 the unpaid accrued interest totaled $43,770 and $82,062, respectively.

5.  Supply Agreement

        In February 2006, Alphatec Spine, Inc. entered into a three-year non-exclusive license agreement to sell the product of a third party under the Company's private label. The total minimum purchase commitment over the life of the contract is $1.9 million.

        In March 2006, Alphatec Spine, Inc. entered into a four-year agreement to sell the product of a third party under the Company's private label. The total minimum purchase commitments over the life of the contract is $6.0 million.

        In October 2004, the Predecessor entered into a ten-year agreement with one of its principal suppliers. This agreement fixes the price of materials with the supplier for the first 18 months and limits the annual price increase to eight percent for the remainder of the term of the agreement and requires three payments totaling $225,000. The Predecessor made a $75,000 payment in November 2004 and the Company made a $75,000 payment in September 2005 and will make one additional annual payment of $75,000 in September 2006. The $225,000 was recorded as an intangible asset in the accompanying balance sheet.

6.  Debt

        In July 2005, Alphatec Spine, Inc. entered into a $4.0 million credit facility with a bank. The facility is for a term of one year, bears interest at the bank's prime rate and is secured by substantially all of the Alphatec Spine, Inc.'s assets. Under the terms of this credit line, Alphatec Spine is required to make monthly interest payments and is subject to certain covenants, which include, among other things, a specified ratio of current assets to current liabilities, a specified ratio of cash flow to debt, a specified minimum tangible net worth and debt to tangible net worth and a covenant to maintain profitability. If Alphatec Spine fails to satisfy these covenants and fails to cure any breach of these covenants within a specified number of days after receipt of notice, the bank could accelerate the entire amount borrowed and cancel the line of credit. At December 31, 2005, borrowings outstanding under this line totaled $2,500,000. Alphatec Spine was not in compliance with several of the covenants under this credit facility at December 31, 2005. In January 2006, the Company obtained waivers of these covenant breaches which occurred prior to January 1, 2006. This credit facility was replaced with a new borrowing facility in January 2006.

        On January 24, 2006, the Company entered into a $10 million revolving line of credit with a bank to provide the working capital necessary to support the expansion of distribution channels. Borrowing under the financing arrangement will bear interest at the bank's prime rate or LIBOR plus 2.25%, with interest payable monthly. Availability under the revolving line of credit is subject to a borrowing base equal to 80% of eligible accounts receivable and 20% to 50% of eligible inventory, subject to certain limitations. Under the terms of this credit facility, Alphatec Spine is required to make monthly interest payments and is subject to certain covenants, which include among other things, prohibiting a net loss (as defined in the credit agreement) for fiscal 2005 in excess of $2.0 million, requiring a specified ratio of debt to cash flow and a specified ratio of debt to tangible net worth plus subordinated debt, requiring certain levels of profitability (as defined in the credit agreement) and restricting certain mergers and acquisitions without prior approval of the bank. In addition, this credit facility prohibits Alphatec Spine from declaring or paying cash dividends. The financing is collateralized by substantially all of the assets and capital stock of the Company. As of March 31, 2006, borrowings outstanding under the line of credit totaled $6,750,000.

        Alphatec Pacific has a $1,696,813 credit facility with a Japanese bank, under which $1,442,291 and $1,870,939 were outstanding at December 31, 2005 and March 31, 2006, respectively. Under the terms of the line of credit, borrowings are due six months from the date of borrowing and bear interest at 1.88%. Under the terms of the credit facility, Alphatec Pacific is required to make monthly interest payments. The credit facility is secured by a deposit in the lending bank of approximately $2,000,000 by Alphatec Pacific's Chairman, President and Chief Executive Officer.

        Long-term debt and note payable to related party consists of the following:

	Predecessor	Successor	Successor
	December 31, 2004	December 31, 2005	March 31, 2006
Notes payable to U.S. institutions, bearing variable interest, generally due in monthly principal and interest installments, maturity dates through August 2009, collateralized by substantially all assets of the Company	$2,661,701	$—	$—
Notes payable to Japanese Banks, bearing interest at rates ranging from 1.88% to 5.00%, maturity dates through June, 2010, collateralized by substantially all assets of Alphatec Pacific	281,370	1,020,741	951,959
Note payable to related party, bearing interest at an effective rate to scheduled maturity of 18.46%, 18 equal monthly principal and interest payments of $197,962 from December 2005 through May 2007	—	2,942,976	2,636,740
Capital leases, bearing interest at rates ranging from 5.52% to 14.66%, generally due in monthly principal and interest installments, maturity dates through March 2010, collateralized by the related equipment (Note 7)	2,465,248	1,987,000	1,822,145
Other loans, interest rates ranging from 2.90% to 6.95%, due in monthly principal and interest installments, collateralized by the related automobiles	134,280	—
Debt issuance costs on note payable to related party (Note 7)	—	(461,970)	(380,444)

	5,542,599	5,488,747	5,030,400
Less: current portion	(3,104,882)	(2,980,660)	(3,016,489)

	$2,437,717	$2,508,087	$2,013,911

        Principal payments on long-term debt and note payable to related party (excluding capital leases) are as follows as of December 31, 2005:

Year ending December 31,
2006	$2,654,410
2007	1,123,508
2008	114,549
2009	47,024
2010	24,226

$3,963,717

7.  Commitments and Contingencies

Leases

        The Company leases certain equipment under capital leases which expire on various dates through 2010. The Company also leases its buildings and certain equipment and vehicles under operating leases which expire on various dates through 2010. Future minimum annual lease payments under such leases as of December 31, 2005 are as follows:

Year ending December 31,	Operating	Capital
2006	$1,449,293	$771,267
2007	1,026,961	606,223
2008	582,304	504,627
2009	460,058	339,859
2010	433,259	12,809

	$3,951,875	2,234,785

Less: amount representing interest		(247,785)

Present value of minimum lease payments		1,987,000
Current portion of capital leases		(652,350)

Capital leases, less current portion		$1,334,650

        Rent expense under operating leases for the years ended December 31, 2003 and 2004, the period from January 1, 2005 to March 17, 2005, the period from March 18, 2005 to March 31, 2005, the period from March 18, 2005 to December 31, 2005 and the three months ended March 31, 2006 was $333,800, $335,103, $0, $124,253, $1,004,381 and $363,607, respectively.

Litigation

        The Company is involved from time to time in litigation or claims arising in the ordinary course of its business. While the ultimate liability, if any, arising from these claims cannot be predicted with certainty, the Company believes that the resolution of these matters will not likely have a material adverse effect on the Company's consolidated financial statements. As of December 31, 2005, the Company had a reserve for litigation costs of $640,000, primarily related to two litigation matters involving issues related to past and current employees. The accrual amount is based on either a settlement offer from the plaintiff in the matter or the agreed upon settlement.

        As of March 31, 2006, the Company has a reserve for litigation costs of $1,061,113 in connection with litigation matters primarily related to past and current employees. Included in this amount is approximately $400,000, which represents the Company's estimated costs to indemnify the Company's Chief Executive Officer and its Senior Vice President of Administration against litigation costs in connection with a lawsuit involving their former employer.

        On April 12, 2006, the Company and HealthpointCapital, its majority stockholder, and its affiliate, HealthpointCapital, LLC, were served with a complaint by Drs. Darryl Brodke, Alan Hilibrand, Richard Ozuna and Jeffrey Wang (the claimant surgeons) in the Superior Court of California in the County of Orange, claiming, among other things, that, pursuant to certain contractual arrangements Alphatec Spine allegedly entered into with the claimant surgeons in 2001, the Company was required to pay the claimant surgeons quarterly royalties in an aggregate amount of 6% of the net sales of polyaxial screws, which the claimant surgeons allege were developed with their assistance prior to the cessation of such development activities in March 2002. The Company first began to sell polyaxial screws in 2003 and has continued to sell them through the date of this prospectus. The Company is in the process of preparing an answer to the complaint, and plans to vigorously defend against this action. At this time, the Company cannot predict the outcome of this matter.

Litigation Settlement

        During 2003, the Predecessor filed a lawsuit against a former customer with which the Predecessor had entered into a distribution agreement in 2001. The suit was for breach of contract and related claims and the former customer filed a counterclaim.

        This lawsuit was settled in September 2004. As a result of the settlement, the Predecessor was awarded $900,000 and the former customer returned all of the inventory and instruments associated with the original distribution agreement.

        In 2004, the Predecessor also received $367,424 of instruments and $600,000 in cash as a result of this settlement offset by $341,877 of legal costs. The net settlement of $625,547 is included in other income in the 2004 statement of operations.

Put Right

        On August 11, 2005, the Company entered into a Stock Purchase Agreement with Alphatec Pacific's Chairman, President and Chief Executive Officer in connection with the financing to repurchase certain distribution rights in Japan. The Stock Purchase Agreement provided the related party with the option to purchase 40 shares of the then outstanding 200 shares of Alphatec Pacific for $1.00, which was exercised on August 11, 2005. Under the terms of the Stock Purchase Agreement, Alphatec Pacific's Chairman, President and Chief Executive Officer has the right to require the Company to repurchase the shares beginning one year from the completion of an initial public offering by the Company. In addition, the Company has an obligation to repurchase those shares upon certain changes of control of Alphatec Holdings, Alphatec Spine or Alphatec Pacific or upon termination of the employment of the stockholder. The repurchase price is equal to the sum of 60% of annualized revenue from the sale of spine products and 20% of annualized revenues from the sales of other orthopedic device revenues by Alphatec Pacific, except in the event of a change of control of Alphatec Pacific, where it will be equal to a proportionate share of the price paid for Alphatec Pacific.

        The fair value of the 40 shares was established on August 11, 2005 in the amount of $597,844 and was recorded as minority interest and as debt issuance cost for the note payable to Alphatec Pacific's Chairman, President and Chief Executive Officer. The debt issuance cost is being amortized using the interest method over the life of the related note to interest expense. Interest expense of $135,874 and $81,526, respectively, was recorded for amortization of debt issuance cost during the period from March 18, 2005 to December 31, 2005 and the three months ended March 31, 2006.

        Subsequent to the original valuation on August 11, 2005, the value of the put right is being accounted for under SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity (SFAS No. 150). In accordance with SFAS No. 150, the put right is classified as a liability and is represented by the minority interest in the accompanying consolidated balance sheets at December 31, 2005 and March 31, 2006. The value of the put right at any reporting date is remeasured at the amount of cash that would be paid under the terms of the agreement as if the settlement occurred on that reporting date and recognizes the amount of the change from the previous reporting date as interest cost. In addition to the interest cost recorded for the change in the value of the put right, the Company consolidates 100% of Alphatec Pacific's operations. Interest expense of $1,316,244 and $1,084,458, respectively, was recorded during the period from August 12, 2005 to December 31, 2005 and the three months ended March 31, 2006.

Royalties

        The Company has entered into various intellectual property agreements requiring the payment of royalties based on products sold. These royalties primarily relate to products sold by Alphatec Spine and are calculated either as a percentage of net revenue or on a per unit basis. Royalties are included on the accompanying consolidated statement of operations as a component of cost of revenues.

8.  Predecessor Stockholders' Equity

Stock Options

        The Predecessor had an incentive stock option and nonqualified stock option plan (the "Predecessor Plan"). The Predecessor Plan was revised in 2002 and provided for the granting of options to selected employees, directors, and consultants of the Predecessor to purchase up to 2,000,000 shares of the Predecessor's common stock at prices not less than the fair market value of the stock at the date of grant. The option expiration dates were determined at the date of grant, were not to exceed 10 years, and the options generally became exercisable over a three-year period.

        Stock option activity for the years ended December 31, 2003 and 2004 and the period ended March 17, 2005 was as follows:

	Number of options	Weighted average exercise price
Outstanding at December 31, 2002	687,000	$2.66
Granted	577,000	$1.50
Cancelled	(289,000)	$2.98
Exercised	—	$—

Outstanding at December 31, 2003	975,000	$1.92
Granted	674,000	$1.50
Cancelled	(293,000)	$1.98
Exercised	(10,000)	$1.00

Outstanding at December 31, 2004	1,346,000	$1.70
Granted	—	$—
Cancelled	—	$—
Exercised	—	$—

Outstanding at March 17, 2005	1,346,000	$1.70

        On March 17, 2005, when the Company acquired the Predecessor and the change in control provisions of the outstanding stock options were triggered, the outstanding unvested stock options became fully vested.

9.  Successor Redeemable Convertible Preferred and Rolling Common Stock and Stockholders' Equity

        In March 2005, the Company was capitalized through the sale of preferred stock units, consisting of shares of preferred stock and common stock, and the sale of Rolling common stock. The immediate redemption value of the preferred shares was equal to the unit price of the preferred stock unit and accordingly, none of the proceeds were allocated to the shares of common stock. Through March 31, 2006, the Company sold 138,345 shares of Series C common stock at $33.33 per share, resulting in $4,548,429 of net proceeds. The tables below summarize the number of shares of preferred stock and common stock comprising each unit, as well as the number of shares of Rolling common and Series C common stock, and the gross proceeds received for, and the aggregate carrying value of, the redeemable convertible preferred stock, Rolling common and Series C common stock at December 31, 2005 and March 31, 2006:

December 31, 2005
Unit	Preferred shares	Common shares	Gross proceeds
Series A	1,539,000	677,712	$15,390,000
Series A-1	2,903,500	1,278,549	29,035,000
Series B	4,000,000	3,258,664	40,000,000
Rolling common	200,166	—	4,545,612
Series C common	130,781	—	4,359,363

	8,773,447	5,214,925	93,329,975

Gross issuance costs			(1,517,418)
Accretion to redemption value through December 31, 2005			5,682,228
Beneficial conversion feature of Series C common stock			1,918,554

Carrying value at December 31, 2005			99,413,339

March 31, 2006
Unit	Preferred shares	Common shares	Gross proceeds
Series A	1,539,000	677,712	$15,390,000
Series A-1	2,903,500	1,278,549	29,035,000
Series B	4,000,000	3,258,664	40,000,000
Rolling common	200,166	—	4,545,612
Series C common	138,345	—	4,601,473

	8,781,011	5,214,925	93,572,085

Gross issuance costs			(1,536,543)
Accretion to redemption value through March 31, 2006			7,513,577
Beneficial conversion feature of Series C common stock			2,029,518

Carrying value at March 31, 2006			$101,578,637

        Upon the earlier of (i) the election of any holder of Series A preferred stock, which election cannot occur until after March 15, 2015 (sometimes referred to as the "Series A Put Right"), (ii) the liquidation of the Company, (iii) an initial public offering of the Company's common stock, (iv) the occurrence of certain changes in control of the Company or (v) the sale of all or substantially all of the Company's assets (each, a "Significant Transaction"), the Company is required to:

  •
  pay all accrued dividends on the Series A, Series A-1, Series B and Rolling common stock;

  •
  pay a liquidation preference on the Rolling common and Series C common stock; and

  •
  redeem all of the Series A, Series A-1 and Series B preferred stock.

        The aggregate amount of the foregoing dividend, liquidation and redemption payments are referred to herein as the "Liquidation and Redemption Value." The Company is accreting the carrying value of these securities to their Liquidation and Redemption Value at March 15, 2015, the earliest date on which Series A preferred stockholders can unconditionally require the payment of such amounts. Had a Significant Transaction occurred on December 31, 2005 and March 31, 2006, the Liquidation and Redemption Value would have been $96,463,898 and $98,369,595, respectively. The difference between the Liquidation and Redemption Value and the carrying value of these securities consists of the beneficial conversion feature of Series C common stock of $1,918,554, the $2,424,680 of Series C common stock cost in excess of its liquidation value and the issuance costs remaining to be accreted, which were $1,393,793 at December 31, 2005. At March 31, 2006, the difference between the Liquidation and Redemption Value and the carrying value of these securities consists of the beneficial conversion feature of Series C common stock of $2,029,518, the $2,564,916 of Series C common stock cost in excess of its liquidation value and the issuance costs remaining to be accreted, which are $1,375,824.

Redeemable Convertible Preferred Stock, Rolling Common and Series C Common Stock

        The authorized, issued and outstanding shares of preferred stock, Rolling common and Series C common stock are as follows:

	December 31, 2005
	Shares authorized	Shares issued and outstanding	Carrying value	Liquidation and redemption value(1)
Series A preferred	1,800,020	1,539,000	$16,125,896	$16,358,131
Series A-1 preferred	3,941,603	2,903,500	30,367,167	30,814,338
Series B preferred	4,687,300	4,000,000	41,913,220	42,524,742
Rolling common	200,171	200,166	4,763,053	4,832,436
Series C common	300,000	130,781	6,244,003	1,934,251

	10,929,094	8,773,447	$99,413,339	$96,463,898

	March 31, 2006
	Shares authorized	Shares issued and outstanding	Carrying value	Liquidation and redemption value(1)
Series A preferred	1,800,020	1,539,000	$16,435,959	$16,661,718
Series A-1 preferred	3,941,603	2,903,500	30,991,219	31,425,773
Series B preferred	4,687,300	4,000,000	42,718,892	43,313,765
Rolling common	200,171	200,166	4,854,616	4,922,217
Series C common	300,000	138,345	6,577,951	2,046,122

	10,929,094	8,781,011	$101,578,637	$98,369,595

(1)
Represents the Liquidation and Redemption Value of the outstanding preferred stock, Rolling common and Series C common stock as of December 31, 2005 and March 31, 2006, respectively, as if a Significant Transaction had occurred on December 31, 2005 and March 31, 2006, respectively.

Dividends

        Each share of Rolling common stock accrues dividends at a per annum rate of 0.18167 shares of Series A preferred stock. Each share of Series A, Series A-1 and Series B preferred stock and each share of Series C common stock is entitled to dividends when, as and if declared by the Board of Directors.

Liquidation, dissolution or winding up

        Upon the liquidation, dissolution or winding up of the Company, each share of Rolling common stock is entitled to receive a payment of $22.71 plus an amount equal to $1.8167 per annum, each share of Series C common stock is entitled to receive a payment of $14.79 and each share of Series A and Series A-1 preferred stock is entitled to receive a payment of $10, pari passu with the liquidation payments described below due on the Series A and Series A-1 common stock and prior to and in preference to the liquidation payments described below due on the Series B common stock and the Series B preferred stock and all other payments due on the common stock. Each share of Series B preferred stock is entitled to receive a payment equal to $10 per share, pari passu with the liquidation payments described below due on the Series B common stock and prior to and in preference to all other payments due on the common stock. After payment of the foregoing preferences, the Rolling common and Series C common stock, together with the Series A, Series A-1, Series B and undesignated common stock are entitled to be paid the remaining assets of the Company available for distribution to its stockholders.

Other Significant Transactions: the Series A Put Right, an IPO or Change in Control

        Upon the occurrence of any Significant Transaction other than a liquidation, dissolution or winding up of the Company, each share of Rolling common stock is entitled to receive a dividend payment equal to $22.71 plus an amount equal to $1.8167 per annum, and each share of Series A, Series A-1 and Series B preferred stock is entitled to be redeemed for $10 and each share of Series C common stock is entitled to receive a dividend payment equal to $14.79 per annum, pari passu with the dividend payments described below due on the Series A, Series A-1 and Series B common stock. Upon the occurrence of any Significant Transaction, other than a liquidation, dissolution or winding up of the Company or an exercise of the Series A Put Right, the holders of at least 51% of the outstanding shares of Series B common stock may require that the Company pay the foregoing dividend and redemption amounts in common stock, valued at its fair market value as determined in good faith by the Board of Directors.

Conversion

        Upon the occurrence of a Significant Transaction, each share of Rolling common and Series C common stock is mandatorily convertible into one share of undesignated common stock.

Voting

        The Series A, Series A-1 and Series B preferred stock, Rolling common and Series C common stock are generally non-voting. In any vote requiring the approval of the holders of all preferred stock, the Series B preferred stock has two votes per share and all other series of preferred stock has one vote per share.

Beneficial Conversion Feature on Sale of Series C common stock

        The Series C common stock was sold at a price per share below the anticipated IPO price. Accordingly, pursuant to EITF Issue No. 98-5, Accounting for Convertible Securities with Beneficial Conversion Features, the Company recorded a deemed dividend on the Series C common stock of $1.9 million at December 31, 2005 and an additional $110,000 during the three months ended March 31, 2006, which is equal to the number of shares of Series C common stock sold multiplied by the difference between the estimated fair value of the underlying common stock and the Series C common stock conversion price per share. The deemed dividend increased the net loss applicable to common stockholders in the calculation of basic and diluted net loss per common share and was reported as an increase to the Series C common stock and a credit to additional paid-in capital.

Series A, Series A-1, Series B and Undesignated Common Stock

        The authorized, issued and outstanding shares of common stock by series are as follows:

	December 31, 2005		March 31, 2006
	Shares authorized	Shares issued and outstanding	Shares authorized	Shares issued and outstanding
Series A common	677,715	677,712	677,715	677,712
Series A-1 common	1,978,767	1,834,374	1,978,767	1,778,374
Series B common	3,258,764	3,258,664	3,258,764	3,258,664
Common	13,930,370	—	13,930,370	—

	19,845,616	5,770,750	19,845,616	5,714,750

        The Liquidation and Redemption Value relating to the Series A, Series A-1 and Series B common stock is included in the Liquidation and Redemption Value in the table under "Redeemable Convertible Preferred Stock and Rolling Common Stock" above.

Dividends

        Each share of Series A and Series A-1 common stock accrues dividends at a per annum rate of 0.18167 shares of Series A and Series A-1 preferred stock, respectively. Each share of Series B common stock accrues dividends at a per annum rate of 0.09819 shares of Series B preferred stock.

Liquidation, dissolution or winding up

        Upon the liquidation, dissolution or winding up of the Company, each share of Series A common stock and Series A-1 common stock is entitled to receive a payment equal to $1.8167 per annum, pari passu with the liquidation payments described above on the Rolling common stock and the Series A and Series A-1 preferred stock and prior to and in preference to the liquidation payments described below on the Series B common stock, the liquidation payments described above on the Series B preferred stock and all other payments due on the undesignated common stock. Each share of Series B common stock is entitled to receive a payment equal to $0.9819 per annum, pari passu with the liquidation payments described above on the Series B preferred stock and prior to and in preference to all other payments due on the undesignated common stock. After payment of the foregoing preferences, the Series A, Series A-1, Series B and undesignated common stock, together with the Rolling common and Series C common stock, are entitled to be paid the remaining assets of the Company available for distribution to its stockholders.

Other Significant Transactions: the Series A Put Right, an IPO or Change in Control

        Upon the occurrence of any Significant Transaction other than a liquidation, dissolution or winding up of the Company, each share of Series A and Series A-1 common stock is entitled to receive a dividend payment equal to $1.8167 per annum, and each share of Series B common stock is entitled to receive a dividend payment equal to $0.9818 per annum. These payments on each of these series of common stock are pari passu with the dividend and redemption payments due on the Rolling common and Series C common stock and the Series A, Series A-1 and Series B preferred stock. Upon the occurrence of any Significant Transaction, other than a liquidation, dissolution or winding up of the Company or an exercise of the Series A Put Right, the holders of at least 51% of the outstanding shares of Series B common stock, may require that the Company pay the foregoing dividend and redemption amounts in common stock, valued at its fair market value, as determined in good faith by the Board of Directors.

Conversion

        Upon the occurrence of a Significant Transaction, each share of Series A, Series A-1 and Series B common stock is mandatorily convertible into one share of undesignated common stock.

Voting

        The Series A, Series A-1 and undesignated common stock are generally non-voting. The Series B common stock is entitled to one vote per share. Upon the occurrence of a Significant Transaction and conversion of the Series B common stock into undesignated common stock, the undesignated common stock is entitled to one vote per share.

Stockholder Loan

        In March 2005, the Company loaned the spouse of an employee stockholder $203,839 for the purchase of Rolling common stock. Interest on the outstanding principal balance accrues at the federal funds rate with both principal and interest due at the earlier of: (i) the first anniversary of the note or (ii) an initial public offering of the shares of capital stock of the Company. The note is secured by certain funds held in escrow. As of December 31, 2005, the balance of the note was $64,873. The loan was paid in full in February 2006.

Stock Options

        In 2005, the Company adopted its 2005 Employee, Director, and Consultant Stock Plan (2005 Plan). The 2005 Plan allows for the grant of options and restricted stock awards to employees, directors, and consultants of the Company. The 2005 Plan has 600,000 shares of Series A-1 common stock reserved for issuance. The Board of Directors determines the terms of the restricted stock and the term of each option, option price, number of shares for which each option is granted, whether restrictions will be imposed on the shares subject to options, and the rate at which each option is exercisable. Options granted under the 2005 Plan expire no later than 10 years from the date of grant (five years for incentive stock options granted to holders of more than 10% of the Company's voting stock). Options generally vest over a five year period and may be immediately exercisable upon a change of control of the Company. The exercise price of incentive stock options may not be less than 100% of the fair value of the Company's common stock on the date of grant. The exercise price of any option granted to a 10% stockholder may be no less than 110% of the fair value of the Company's common stock on the date of grant. At December 31, 2005 and March 31, 2006, a total of 76,468 and 34,531 shares, respectively, of Series A-1 common stock remained available for issuance under the 2005 Plan.

        A summary of the Company's stock option activity under the 2005 Plan and related information are as follows:

	Number of options	Weighted average exercise price
Granted	34,257	$3.18
Cancelled	(1,550)	$0.002

Outstanding at December 31, 2005	32,707	$3.33
Granted	100,775	$17.00
Cancelled	(2,838)	$4.12

Outstanding at March 31, 2006	130,644	$13.55

	December 31, 2005
	Options outstanding			Options exercisable
Exercise price	Number outstanding	Weighted average remaining contractual Life (in years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
$0.002	26,300	9.66	$0.002	—	$—
$17.00	6,407	9.92	$17.00	—	$—

	32,707	9.71	$3.33	—	$—

	March 31, 2006
	Options outstanding			Options exercisable
Exercise price	Number outstanding	Weighted average remaining contractual Life (in years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
$0.002	26,556	9.41	$0.002	—	$—
$17.00	104,088	9.85	$17.00	—	$—

	130,644	9.76	$13.55	—	$—

        In connection with the issuance of options to purchase 34,257 shares of Series A-1 common stock and the sale of 542,700 shares of Series A-1 common stock to employees during the period from March 18, 2005 to December 31, 2005, the Company recorded total deferred employee stock-based compensation within stockholders' equity of $20,530,518, which represents the difference between the estimated fair value of the common stock and the option exercise price or stock issuance price at the date of issuance. The deferred employee stock-based compensation is amortized over the vesting period of the applicable equity instrument on a straight-line basis.

        The expected future amortization expense for deferred employee stock-based compensation is as follows as of December 31, 2005:

Year ending December 31,
2006	$3,915,733
2007	3,915,732
2008	3,926,460
2009	3,915,732
2010	2,622,519

$18,296,176

        Upon the adoption of SFAS No. 123(R) on January 1, 2006, the deferred compensation balance of $18,296,176 was reclassified against additional paid-in capital and retained earnings.

Common Stock Reserved for Future Issuance

        Common stock reserved for future issuance consists of the following:

	Successor
	December 31, 2005	March 31, 2006
Stock options outstanding	32,707	130,644
Authorized for future grant under 2005 Plan	76,468	34,531

	109,175	165,175

10. Income Taxes

      The components of the (benefit) provision for income taxes are presented in the following table:

	Predecessor			Successor
	Year ended December 31, 2003	Year ended December 31, 2004	Period from January 1, 2005 to March 17, 2005	Period from March 18, 2005 to December 31, 2005
Current:
Federal	$—	$—	$—	$47,942
State	(3,103)	95,058	—	—
Foreign	44,383	1,069	1,467	1,949

	41,280	96,127	1,467	49,891

Deferred:
Federal	—	—	—	(2,480,571)
State	—	—	—	(594,207)
Foreign	—	—	—	(14,013)

	—	—	—	(3,088,791)

	$41,280	$96,127	$1,467	$(3,038,900)

        The (benefit) provision for income taxes differs from the amount of income tax determined by applying the applicable U.S. statutory federal income tax rate to pretax income as a result of the following differences:

	Predecessor			Successor
	Year ended December 31, 2003	Year ended December 31, 2004	Period from January 1, 2005 to March 17, 2005	Period from March 18, 2005 to December 31, 2005
Federal statutory rate	(34.0)%	34.0%	(34.0)%	(35.0)%
Adjustments for tax effects of:
State taxes, net	(3.0)%	9.7%	(3.7)%	(2.4)%
In-process research and development	0.0%	0.0%	0.0%	6.8%
Stock based compensation	0.0%	5.2%	5.4%	2.9%
Foreign tax	2.0%	4.1%	1.1%	(1.1)%
Fair value change of put option	0.0%	0.0%	0.0%	2.9%
Other	4.2%	7.9%	0.9%	1.2%
Valuation allowance	36.0%	(45.0)%	30.4%	5.5%

	5.2%	15.9%	0.1%	(19.2)%

        Significant components of the deferred tax assets and liabilities are as follows:

	Predecessor	Successor
	December 31, 2004	December 31, 2005
Deferred Tax Assets:
Allowances and reserves	$64,661	$349,703
Accrued expenses	126,773	857,257
Inventory	1,516,041	1,778,606
Intangible assets	27,693	—
Stock based compensation	72,413	—
Net operating loss carryforwards	107,236	3,254,075
Income tax credit carryforwards	36,442	36,442

	1,951,259	6,276,083
Valuation allowance	(1,604,168)	(880,424)

Total deferred tax assets, net of valuation allowance	347,091	5,395,659

Deferred Tax Liabilities:
Property and equipment	347,091	356,996
Intangible assets	—	5,038,663

Total deferred tax liabilities	347,091	5,395,659

Net deferred tax liabilities	$—	$—

        The realization of deferred tax assets may be dependent on the Company's ability to generate sufficient income in future years. As of December 31, 2005, a valuation allowance of $880,424 has been established against the net deferred tax assets as realization is uncertain.

        At December 31, 2005, the Company had federal, state, and foreign tax loss carryforwards of approximately $5,066,426, $6,997,308, and $2,835,241, respectively. If unused, the federal, state and foreign tax loss carryforwards begin to expire in 2020, 2010 and 2010, respectively.

        The utilization of net operating loss carryforwards and tax credit carryforwards is dependent on the future profitability of the Company. Furthermore, the Internal Revenue Code imposes substantial restriction on the utilization of net operating loss and tax credit carryforwards in the event of an "ownership change" of more than 50 percentage points during any three year period. Due to prior ownership changes as defined by IRC Section 382, a portion of the Company's net operating loss and tax credit carryforwards may be limited in their annual utilization.

        For the three months ended March 31, 2006, the Company recorded income tax expense of $1,274,327, or negative 27.7%. The income tax expense is based on the Company's projected income tax expense for the year ending December 31, 2006. The expense primarily results from non-deductible items including stock-based compensation and interest expense resulting from the change in the fair market value of the put right related to shares of Alphatec Pacific.

11.  Employee Retirement Plans

        The Predecessor had a 401(k) Plan for the benefit of its employees. The 401(k) Plan covered all eligible employees. All employees who had a minimum of six months of service could elect to contribute to the 401(k) Plan up to 20% of their compensation to the annual maximum limit established by the IRS. The Predecessor did not make any contributions to the 401(k) Plan from inception to March 17, 2005. The Successor assumed the 401(k) Plan upon acquisition of the Predecessor and amended the 401(k) Plan on August 1, 2005 to reflect the following changes: (i) all eligible employees may participate in the plan immediately with no waiting period, (ii) the Successor may make discretionary matches to the 401(k) Plan of up to 4% of each individual's compensation, and (iii) Successor match amounts are immediately vested. The Successor made matching contributions to the 401(k) Plan of $0, $177,692 and $138,619, respectively, for the period from March 18, 2005 to March 31, 2005, the period from March 18, 2005 to December 31, 2005 and the three months ended March 31, 2006.

12.  Subsequent Events

        In May 2006, the Company declared a stock dividend on shares of Series B common stock such that the one holder thereof received in the aggregate one share of the Company's common stock with no series designation. The Company subsequently declared a 3.57-for-1 split of that common stock to be effected prior to the completion of the offering contemplated by this prospectus, and as a result of which, the conversion ratios for each series of the Company's common stock will be adjusted such that one share of each such series of common stock will be convertible into 3.57 shares of the Company's common stock. Had Series A, A-1 and B common stock converted at the beginning of each period presented or the issuance date, if later, the Company's net loss per share would have been $1.12, $0.24 and $1.50, respectively, for the period from March 18, 2005 to December 31, 2005, the period from March 18, 2005 to March 31, 2005 and the three months ended March 31, 2006, respectively.

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders of
Cortek, Inc.

        In our opinion, the accompanying statements of operations, redeemable convertible preferred stock and stockholders' equity and cash flows present fairly, in all material respects, the results of operations and cash flows of Cortek, Inc. (the "Company") for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has incurred losses and negative cash flows from operations since inception, which raises doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                      /s/ PricewaterhouseCoopers LLP

Boston, Massachusetts
June 27, 2005

CORTEK, INC.

STATEMENTS OF OPERATIONS

Year Ended December 31, 2004

2004
Revenue	$10,363,000
Cost of goods sold	5,775,000

Gross profit	4,588,000

Operating expenses
Research and development	1,005,000
Selling and marketing	4,258,000
General and administrative	1,453,000

Total operating expenses	6,716,000

Loss from operations	(2,128,000)
Interest income (expense), net	(114,000)

Net loss	(2,242,000)
Accretion of redeemable convertible preferred stock	(2,906,000)

Net loss attributable to common stockholders	$(5,148,000)

The accompanying notes are an integral part of these financial statements.

CORTEK, INC.

STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY

Year Ended December 31, 2004

	Series D-2 Redeemable Convertible Preferred Stock		Series D Redeemable Convertible Preferred Stock		Series C Redeemable Convertible Preferred Stock		Series B Redeemable Convertible Preferred Stock		Series A Redeemable Convertible Preferred Stock
											Common Stock		Treasury Stock
															Accumulated Deficit
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount		Total
Balance at December 31, 2003	4,436,631	$7,277,000	7,575,757	$13,602,000	5,516,458	$11,033,000	2,700,000	$2,700,000	1,546,288	$1,546,000	4,119,249	$42,000	166,667	$(2,000)	$(29,996,000)	$(29,956,000)
Accretion of redeemable preferred stock to redemption value		1,508,000		1,398,000											(2,906,000)	(2,906,000)
Net loss															(2,242,000)	(2,242,000)

Balance at December 31, 2004	4,436,631	$8,785,000	7,575,757	$15,000,000	5,516,458	$11,033,000	2,700,000	$2,700,000	1,546,288	$1,546,000	4,119,249	$42,000	166,667	$(2,000)	$(35,144,000)	$(35,104,000)

The accompanying notes are an integral part of these financial statements.

CORTEK, INC.

STATEMENTS OF CASH FLOWS

Year Ended December 31, 2004

2004
Cash flows from operating activities
Net loss	$(2,242,000)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization expense	340,000
Loss on disposal of fixed assets	12,000
Noncash expense related to stock options	—
Changes in operating assets and liabilities
Accounts receivable	266,000
Inventories	(25,000)
Prepaid expenses and other current assets	96,000
Other assets	(5,000)
Accounts payable	(581,000)
Accrued expenses	88,000

Net cash used in operating activities	(2,051,000)

Cash flows from investing activities
Purchases of fixed assets	(35,000)
Proceeds from restricted cash	300,000

Net cash provided by (used in) investing activities	265,000

Cash flows from financing activities
Proceeds from issuance of common stock	—
Proceeds from issuance of redeemable convertible preferred stock, net of issuance costs	—
Proceeds from borrowings under line of credit	550,000

Net cash provided by financing activities	550,000

Net decrease in cash and cash equivalents	(1,236,000)

Cash and cash equivalents at beginning of year	1,311,000

Cash and cash equivalents at end of year	$75,000

The accompanying notes are an integral part of these financial statements.

CORTEK, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2004

1.    Nature of the Business

        Cortek, Inc. (the "Company") was incorporated in Delaware on February 5, 1998 under the name Cortek Spine, Inc. Concurrent with the Company's private financing in August 1998, the Board of Directors authorized the changing of the Company's name to Cortek, Inc. The Company was established to develop and produce interbody fusion implants for sale to the spinal implant market. Since inception, the Company has concentrated its efforts on developing prototypes of its spinal fusion implants in addition to developing its customer base and its means of production.

        The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred losses from operations and negative cash flows since inception and has an accumulated deficit of $35,144,000 at December 31, 2004. To date, the Company has been funded primarily by issuing equity securities and from sales transactions with customers. Management intends to continue to seek additional customers for its products and to generate additional revenue to fund operations. There is no assurance that the Company will be successful in generating sufficient revenues to fund operations. This raises doubt about the Company's ability to continue as a going concern. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

2.    Summary of Significant Accounting Policies

Financial and Credit Risk

        Financial instruments which potentially expose the Company to concentrations of credit risk consist primarily of temporary cash equivalents and accounts receivable. The Company invests primarily in money market funds of major financial institutions. The Company provides credit to customers in the normal course of business. Collateral is not required for accounts receivable, but evaluation of customers' credit and financial condition is performed periodically. During 2004, revenues derived from that customer represented 14% of total revenues for the year.

Inventories

        Inventories, principally allograft spinal implants, are stated at the lower of cost (determined on a first-in, first-out basis) or market value. Cost components include manufacturing overhead, labor and amounts paid to suppliers of materials and products as well as freight costs. Rapid technological change and new product introductions and enhancements could result in excess or obsolete inventory. To minimize this risk, the Company evaluates inventory levels and expected usage on a periodic basis and records adjustments as considered necessary to state inventories at their appropriate net realizable value.

Fixed Assets

        Fixed assets are recorded at cost and depreciated using the straight-line method over their estimated useful lives. Leasehold improvements are amortized over the shorter of the asset life or the lease term. Upon retirement or sale, the cost of the assets disposed of and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the determination of net income or loss. Expenditures for repairs and maintenance are expensed as incurred. Depreciation expense was $340,000 for the year ending December 31, 2004.

Revenue Recognition

        The Company negotiates contracts and establishes pricing with hospitals on an individual basis. Revenue from sales of the allograft spinal and cervical implants is recognized upon completion of the implant surgery.

Research and Development Costs

        Research and development costs are expensed as incurred. Included in research and development costs are wages, benefits and other operational costs related to the Company's research and development and employees.

Income Taxes

        The Company uses the liability method of accounting for income taxes. Under the liability method, deferred tax assets and liabilities reflect the impact of temporary differences between amounts of assets and liabilities for financial reporting purposes and such amounts as measured under enacted tax laws. A valuation allowance is required to offset any net deferred tax assets if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

Accounting for Stock-Based Compensation

        The Company accounts for stock-based awards to employees using the intrinsic value method as prescribed by Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. The Company has adopted the provisions of SFAS No. 123, Accounting for Stock-Based Compensation ("SFAS 123"), through disclosure only. All stock-based awards to nonemployees are accounted for at their fair value in accordance with SFAS 123 and Emerging Issues Task Force ("EITF") No. 96-18, Accounting for Equity Instruments that Are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services. The Company has adopted the disclosure provisions of SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of SFAS 123, for all stock-based awards as of December 31, 2002.

        The following illustrated the effect on net loss had the Company applied the fair value recognition provisions of SFAS 123.

2004
Net loss, as reported	$(2,242,000)
Deduct: Stock-based compensation expense under the fair value-based method for all awards	(19,000)

Pro forma net loss	$(2,261,000)

        The fair value of each stock option is estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions:

2004
Expected life	6 years
Expected volatility	0%
Dividend yield	0%
Weighted average risk-free interest rate	4%

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

3.    Redeemable Convertible Preferred Stock

        In March 1998, the Company authorized and designated 2,000,000 shares as Series A redeemable convertible preferred stock (the "Series A preferred"), and issued 1,546,288 shares of Series A preferred at a per share price of $1.00, for gross proceeds of $1,546,000, less $27,000 of issuance costs.

        In August 1998, the Company authorized and designated 2,700,000 shares as Series B redeemable convertible preferred stock (the "Series B preferred"), and issued 2,700,000 shares of Series B preferred at a per share price of $1.00, for gross proceeds of $2,700,000, less $56,000 of issuance costs.

        In November 1999, the Company authorized and designated 5,250,000 shares as Series C redeemable convertible preferred stock (the "Series C preferred"), and issued 5,003,958 shares of Series C preferred at a per share price of $2.00, for gross proceeds of $10,008,000, less $20,000 of issuance costs. In February 2000, the Company authorized and designated an additional 280,000 shares of Series C preferred, and issued 525,000 shares of Series C preferred at a per share price of $2.00, for gross proceeds of $1,050,000.

        In June 2001, the Company authorized and designated 7,575,800 shares as Series D redeemable convertible preferred stock (the "Series D preferred") and issued 5,454,545 shares of Series D preferred at a per share price of $1.32, for gross proceeds of $7,200,000, less $208,000 of issuance costs. In July 2001, the Company issued an additional 2,121,212 shares of Series D preferred at a per share price of $1.32, for gross proceeds of $2,800,000.

        In December 2002, the Company authorized and designated 5,303,030 shares as Series D-2 redeemable convertible preferred stock (the "Series D-2 preferred") and issued 2,882,615 shares of Series D preferred at a per share price of $1.32, for gross proceeds of $3,805,000, less $18,000 of issuance costs. In March 2003, the Company issued 1,554,016 shares of Series D-2 at a per share price of $1.32, for gross proceeds of $2,066,299 less $131,352 of issuance costs.

        The Series A, Series B, Series C, Series D and Series D-2 preferred have the following characteristics:

Voting

        Holders of Series A, Series B, Series C, Series D and Series D-2 preferred are entitled to vote upon any matter submitted to the stockholders for vote. Each share of Series A, Series B, Series C, Series D and Series D-2 preferred shall have one vote for each full share of common stock into which the respective share of Series A, Series B, Series C, Series D and Series D-2 preferred would be convertible on the record date of the vote.

Dividends

        Holders of Series A, Series B, Series C, Series D and Series D-2 preferred shall receive, out of funds legally available, noncumulative dividends when and if declared by the Board of Directors in preference to holders of common stock. In the event of a declaration and payment of dividends on common stock, dividends on the Series A, Series B, Series C, Series D and Series D-2 preferred (determined by the number of common shares into which the preferred are convertible) are payable in an amount equal to the per share amount of the dividend to the common stockholders.

Liquidation Preference

        In the event of any liquidation, dissolution or winding-up of the affairs of the Company, the holders of the Series D and D-2 preferred are entitled to receive, prior to and in preference to holders of the Series A, Series B and Series C preferred, and common stock, $1.98 per share, plus any declared but unpaid dividends. The holders of Series C preferred are entitled to receive, prior to and in preference to holders of Series A and Series B preferred, and common stock, an amount equal to $2.00 per share, plus any declared but unpaid dividends. The holders of Series A and Series B preferred are entitled to receive, prior to and in preference to holders of common stock, an amount equal to $1.00 per share, plus any declared but unpaid dividends. If assets to be distributed are insufficient to permit full payment, the assets will be distributed proportionate to each holder's investment.

Conversion

        Each Series A, Series B, Series C, Series D and Series D-2 preferred share is convertible, at the option of the holder, into one share of common stock, subject to certain anti-dilution adjustments.

        Each share of Series A, Series B, Series C, Series D and Series D-2 preferred will automatically convert into common stock upon the closing of an initial public offering with net proceeds of at least $20,000,000 and with a price per common share of at least $5.00, or upon conversion of ninety percent or more of the voting power of the outstanding preferred.

Redemption

        All shares of Series A preferred are callable at any time, at the option of the Company, at a price of $1.00 per share, plus any declared but unpaid dividends on the call date. From November 30, 2004, subject to their majority vote as a single class, holders of outstanding shares of Series B, Series C, Series D and Series D-2 preferred have the ability to require the Company to redeem the then-outstanding shares. The Series B, Series C, Series D and Series D-2 preferred are redeemable for cash consideration equal to $1.00, $2.00, $1.98 and $1.98, respectively, per share, plus any declared but unpaid dividends. The consideration is payable in three equal annual installments beginning on the date of redemption. As of December 31, 2004 all shares of preferred stock are stated at redemption value.

4.    Common Stock

        Each share of common stock entitles the holder to one vote on all matters submitted to a vote of the Company's stockholders. Common stockholders are entitled to receive dividends, if any, as may be declared by the Board of Directors, subject to the preferential dividend rights of the Series A, Series B, Series C, Series D and Series D-2 preferred stockholders. As of December 31, 2004, no dividends have been declared.

        At December 31, 2004, the Company reserved 24,025,301 shares of common stock for issuance upon conversion of the preferred stock (Note 3) and for the exercise of outstanding common stock options (Note 5).

Treasury Stock

        During 1998, the Company repurchased 166,667 unvested shares of common stock from an ex-officer at the price of $0.01 per share. The shares will be held by the Company for future grants of stock awards or exercise of stock options.

Restricted Stock Agreements

        In December 2000, 600,000 shares of restricted common stock were purchased by employees at $0.50 per share through the issuance of $300,000 of promissory notes issued by the employees to a bank. In the case of default with the bank, the Company will act as guarantor. The guaranty was secured by a $300,000 certificate of deposit that was redeemed and the proceeds were used to settle the promissory notes on behalf of the employees. A compensation charge of $300,000 was recorded in 2004 relative to this redemption. The charge was recorded within the sales, general and administrative expenses.

5.    Stock Option Plan

        During 1998, the Board of Directors adopted and the stockholders approved the 1998 Stock Option and Restricted Stock Purchase Plan (the "Plan"). The Plan provides for the grant of incentive stock options (ISOs), nonqualified stock options, and common stock. The Board of Directors administers the Plan and has sole discretion to grant options and awards to purchase shares of the Company's common stock by employees, officers, consultants or advisors and directors of the Company. The Board of Directors determines the term of each option, option price, number of shares for which each option is granted, whether restrictions will be imposed on the shares subject to options, and the rate at which each option is exercisable. ISOs may be granted to any officer or employee at an exercise price per share of not less than fair value on the date of the grant (not less than 110% of fair value in the case of holders of more than 10% of the Company's voting stock) and with a term not to exceed ten years from the date of grant (five years for ISOs granted to holders of more than 10% of the Company's voting stock). Options granted under the Plan typically vest between one and four years.

        A summary of the status of the company's stock options activity during the year ended December 31, 2004 is presented below:

	Shares	Weighted Average Exercise Price
Outstanding at beginning of period	2,277,667	$0.33
Granted	30,000	0.32
Exercised	—	—
Canceled	(57,500)	0.33

Outstanding at end of period	2,250,167	$0.33

Options exercisable at end of period	1,028,875	$0.33

Weighted-average fair value of options granted during the period	$0.06

6.    Commitments

      The Company leases its primary office space under a noncancelable operating lease which expires in August 2006. The Company additionally leases space at one of their third-party manufacturing facilities. The Company also rents certain office equipment under operating leases. Rent expense under these commitments was approximately $388,211 for the year ended December 31, 2004.

7.    Income Taxes

        As of December 31, 2004, Cortek, Inc. had federal net operating loss ("NOL") and research and experimentation credit carryforwards of approximately $24,377,000 and $156,000, respectively, which may be available to offset future federal income tax liabilities and begin to expire in 2018. As required by Statement of Financial Accounting Standards No. 109, management of Cortek, Inc. has evaluated the positive and negative evidence bearing upon the realizability of its deferred tax assets. Management has determined that it is more likely than not that Cortek, Inc. will not recognize the benefits of federal and state deferred tax assets and, as a result, a valuation allowance of approximately $10,538,000 has been established at December 31, 2004. During 2004, the valuation allowance increased by $868,000.

        Ownership changes, as defined in the Internal Revenue Code, may have limited the amount of net operating loss carryforwards that can be utilized annually to offset future taxable income. Subsequent ownership changes could further affect the limitation in future years.

8.    401(k) Plan

        In 2000, the Company adopted a 401(k) Plan for all employees. This Plan covers substantially all employees who meet minimum age requirements and allows participants to defer a portion of their annual compensation on a pre-tax basis. Company contributions to the Plan may be made at the discretion of the Board of Directors. The Company has not made any contributions to the Plan through December 31, 2004.

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders
Cortek, Inc.

        We have audited the accompanying statements of operations and cash flows of Cortek, Inc. for the period from January 1, 2005 through September 8, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

        We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the results of Cortek, Inc.'s operations and cash flows for the period January 1, 2005 through September 8, 2005 in conformity with accounting principles generally accepted in the United States of America.

        The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has incurred losses and negative cash flows from operations since inception, which raises doubt about the Company's ability to continue as a going concern. As further discussed in Note 6, the Company sold substantially all the assets and property related to the Company's business subsequent to September 8, 2005.

/s/ UHY LLP

Boston, Massachusetts
December 29, 2005

CORTEK, INC.

STATEMENT OF OPERATIONS

Period from January 1, 2005 through September 8, 2005

Revenue	$6,922,768
Cost of goods sold	4,174,018

Gross profit	2,748,750

Operating expenses
Research and development	168,116
Selling and marketing	2,132,929
Regulatory	198,592
General and administrative	1,653,847
Other Expense	190,928

Total operating expenses	4,344,412

Loss from operations	(1,595,662)

Interest expense	3,957
Income tax benefit	(945,071)

Net Loss	$(654,548)

See notes to financial statements

CORTEK, INC.

STATEMENT OF CASH FLOWS

Period from January 1, 2005 to September 8, 2005

Operating activities
Net loss	$(654,548)
Adjustments to reconcile net loss to net cash provided by in operating activities
Depreciation and amortization expense	258,402
Provision for deferred income taxes	(953,130)
Loss on disposal of fixed assets	(1,030)
Changes in assets and liabilities:
Accounts receivable	(9,548)
Inventories	1,006,092
Prepaid expenses and other current assets	(54,376)
Accounts payable	(279,757)
Accrued expenses	1,006,502

Net cash provided by operating activities	318,607

Net increase in cash and cash equivalents	318,607
Cash and cash equivalents, beginning	75,000

Cash and cash equivalents, ending	$393,607

Cash paid for interest during the period was $6 and for income taxes $4,059.

See notes to financial statements

CORTEK, INC.

NOTES TO FINANCIAL STATEMENTS

Note 1—Operations and Significant Accounting Policies

Nature of Operations

        Cortek, Inc. (the Company) was incorporated in Delaware on February 5, 1998 under the name Cortek Spine, Inc. Concurrent with the Company's private financing in August 1998, the Board of Directors authorized the changing of the Company's name to Cortek, Inc. The Company was established to develop and produce interbody fusion implants for sale to the spinal implant market. Since inception, the Company has concentrated its efforts on developing prototypes of its spinal fusion implants in addition to developing its customer based and its means of production.

        The accompanying statements of operations, and cash flows have been prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred losses from operations and negative cash flows since inception and has an accumulated deficit of $35,805,875 at September 8, 2005. To date, the Company has been funded primarily by issuing equity securities and from sales transactions with customers. As discussed in Note 6, the Company sold substantially all the assets and property related to its existing business to Alphatec Spine, Inc. subsequent to September 8, 2005.

        The net loss in the accompanying statement of operations is less than the net loss reported in the unaudited statement of operations included in the previously filed Form S-1 registration statement by $656,000. The difference results primarily from the accrual of severance charges of $290,000 offset by tax benefits of $945,000 (see Note 4). In addition, the previous unaudited statement of operations reported the accretion of redeemable preferred stock of $1,998,000, which was not applicable.

Significant Accounting Policies

Concentrations

        The Company derived 14 percent of total revenues from one customer during the period from January 1 through September 8, 2005.

Depreciation, Amortization and Gain/(Loss) on Disposal of Assets

        Fixed assets are recorded at cost and depreciated using the straight-line method over their estimated useful lives. Leasehold improvements are amortized over the shorter of the asset life or the lease term. Upon retirement or sale, the cost of the assets disposed of and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the determination of net income or loss. Expenditures for repairs and maintenance are expensed as incurred. Depreciation expense was $258,402 for the period from January 1 to September 8, 2005.

Revenue Recognition

        The Company negotiates contracts and establishes pricing with hospitals on an individual basis. Credit is extended without a requirement for collateral. Revenue from sales of the allograft spinal and cervical implants is recognized upon completion of the implant surgery.

Losses on Accounts Receivable

        The Company provides for losses on accounts receivable using the allowance method. The Company reviews the collectibility of its receivables on a continuing basis taking into account a combination of factors. The Company reviews potential problems, such as past due accounts or a deterioration in the customer's financial condition, to insure that the Company is adequately accrued for potential loss. Accounts are considered past due based on when payment was originally due. The Company will write off accounts receivable after reasonable collection efforts have been made and the accounts are deemed uncollectible.

Research and Development Costs

        Research and development costs are expensed as incurred. Included in research and development costs are wages, benefits and other operational costs related to the Company's research and development and employees.

Income Taxes

        The Company uses the liability method of accounting for income taxes. Under the liability method, deferred tax assets and liabilities reflect the impact of temporary differences between amounts of assets and liabilities for financial reporting purposes and such amounts as measured under enacted tax laws. A valuation allowance is required to offset any net deferred tax assets if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

Accounting for Stock-Based Compensation

        The Company accounts for stock-based awards to employees using the intrinsic value method as prescribed by Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. The Company has adopted the provisions of SFAS No. 123, Accounting for Stock-Based Compensation (SFAS 123), through disclosure only. All stock-based awards to nonemployees are accounted for at their fair value in accordance with SFAS 123 and Emerging Issues Task Force (EITF) No. 96-18, Accounting for Equity Instruments that Are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services. The Company has adopted the disclosure provisions of SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of SFAS 123, for all stock-based awards as of December 31, 2002.

        The following illustrated the effect on net loss had the Company applied the fair value recognition provisions of SFAS 123 for the period from January 1 to September 8, 2005.

Net loss, as reported	$(654,548)
Deduct: Stock-based compensation expense under the fair value-based method for all awards	(10,000)

Pro forma net loss	$(664,548)

        The fair value of each stock option is estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions:

Expected life	6 years
Expected volatility	0%
Dividend yield	0%
Weighted average risk-free interest rate	4%

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Note 2—Stock Option Plan

        During 1998, the Board of Directors adopted and the stockholders approved the 1998 Stock Option and Restricted Stock Purchase Plan (the Plan). The Plan provides for the grant of incentive stock options (ISOs), nonqualified stock options, and common stock. The Board of Directors administers the Plan and has sole discretion to grant options and awards to purchase shares of the Company's common stock by employees, officers, consultants or advisors and directors of the Company. The Board of Directors determines the term of each option, option price, number of shares for which each option is granted, whether restrictions will be imposed on the shares subject to options, and the rate at which each option is exercisable. ISOs may be granted to any officer or employee at an exercise price per share of not less than fair value on the date of the grant (not less than 110 percent of fair value in the case of holders of more than 10 percent of the Company's voting stock) and with a term not to exceed ten years from the date of grant (five years for ISOs granted to holders of more than 10 percent of the Company's voting stock). Options granted under the Plan typically vest between one and four years.

        A summary of the status of the Company's stock options activity as of September 8, 2005 is presented below:

	Shares	Weighted Average Exercise Price
Outstanding at beginning of period	2,250,167	$0.33
Granted	—	—
Exercised	—	—
Cancelled	(174,750)	0.29

Outstanding at end of period	2,075,417	$0.33

Options exercisable at end of period	1,468,018	$0.33

Weighted-average fair value of options granted during the period	$—

        During 2003, the Company granted options to purchase 70,000 shares of common stock to consultants and advisors in exchange for services rendered. In November 1997, the Emerging Issues Task Force of the Financial Accounting Standards Board finalized Issue No. 96-18. Under EITF 96-18, the compensation expense that will ultimately be recognized for these options will be measured at the vesting dates of the underlying options. As the options issued to advisors vest over as many as four years, the Company will be required to remeasure the fair value of these options at each reporting period prior to vesting and then finally at the vesting dates. Changes in the estimated fair value of these options will be recognized as compensation expense in the period of the change. During the period from January 1 to September 8, 2005, the value of these options was de minimus.

        In July 2002, the Company granted an executive the option to purchase 566,417 shares of common stock at an exercise price of $0.32 per share which was equal to the fair market value of the Company's common stock on the date of grant. Of the total options granted, 266,417 vested immediately on the date of grant and the remaining 300,000 options vest upon the attainment of certain financial performance metrics by the Company. As of September 8, 2005, none of the performance metrics had been achieved and, therefore, the Company has not recorded any compensation expense associated with this option grant. The Company may be subject to compensation expense charges in the future if these metrics are achieved.

Note 3—Leases

        The Company leases its primary office space under a noncancellable operating lease that expires in August 2006. The Company additionally leases space at one of their third party manufacturing facilities. The Company also rents certain office equipment under operating leases. Rent expense under these commitments was approximately $193,205 for the period from January 1 to September 8, 2005.

Note 4—Income Taxes

        As of September 8, 2005, Cortek, Inc. had federal net operating loss (NOL) and research and experimentation credit carryforwards of approximately $26,501,103 and $295,704, respectively, which may be available to offset future federal income tax liabilities and begin to expire in 2018. As required by Statement of Financial Accounting Standards No. 109, management of Cortek, Inc. has evaluated the positive and negative evidence bearing upon the realizability of its deferred tax assets. Management has determined that it is more likely than not that Cortek, Inc. will not recognize the benefits of federal and state deferred tax assets and, as a result, a valuation allowance of approximately $10,197,601 has been established at September 8, 2005. In prior years, 100 percent of the deferred tax benefit had been reserved.

        Because the subsequent sale of substantially all of the Company's assets (See Note 6) resulted in a gain, a portion of the previously recorded reserve of deferred tax benefits was no longer required, resulting in an income tax benefit of $945,071 in the period from January 1 through September 8, 2005.

        Ownership changes, as defined in the Internal Revenue Code, may have limited the amount of net operating loss carryforwards that can be utilized annually to offset future taxable income. Subsequent ownership changes could further affect the limitation in future years.

Note 5—401(k) Plan

        In 2000, the Company adopted a 401(k) Plan for all employees. This Plan covers substantially all employees who meet minimum age requirements and allows participants to defer a portion of their annual compensation on a pre-tax basis. Company contributions to the Plan may be made at the discretion of the Board of Directors. The Company has not made any contributions to the Plan through September 8, 2005.

Note 6—Subsequent Event

        Pursuant to an asset purchase agreement by and between the Company and Alphatec Spine, Inc. dated July 29, 2005, the Company sold substantially all its assets related to the business for $6,500,000 and the assumption of certain liabilities of the Company as defined in the agreement.

ALPHATEC HOLDINGS, INC.

DELTALOC™
Anterior Cervical Plate

MIRAGE™
Spinal Fixation System

ZODIAC™
Minimally Invasive System

ZODIAC™
Spinal Fixation System

ZODIAC™
Trauma/Tumor Fixation System

TAMARACK™
Anterior Thoracolumbar Plate

ROC™
Lumbar Plating System

DELTALOC™ REVEAL™
Anterior Cervical Plate

OUR COMPREHENSIVE
PORTFOLIO OF SPINE
FUSION IMPLANTS

NOVEL™
Titanium Spacers

NOVEL™
PEEK Spacers

SOLANAS™
Cervical/Thoracic Fixation System

SOLO CERVICAL™
Cervical Allograft Spacer

CHORUS™
Cervical Allograft Spacer

CONNECT™
Cervical Allograft Spacer

DENSE CANCELLOUS™
Cervical Allograft Spacer

SOLO™ LUMBAR
Lumbar Allograft Spacer

DUET®
Lumbar Allograft Spacer

CORLOK®
Lumbar Allograft Spacer

[illegible]GRAFT™
PLIF Allograft Spacer

\ You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide information different from that contained in this prospectus. We are not making offers to sell or seeking offers to buy shares of our common stock in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since the date of this prospectus.

Through and including                           , 2006 (25 days after the date of this prospectus), all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

9,300,000 Shares

Common Stock

Joint Book-Running Managers

Deutsche Bank Securities

First Albany Capital

Co-Manager

RBC Capital Markets

Prospectus

                           , 2006

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

        The following table sets forth an itemization of the various costs and expenses, all of which we will pay, in connection with the issuance and distribution of the securities being registered. All of the amounts shown are estimated except the SEC registration fee, the Nasdaq National Market listing fee and the NASD filing fee.

SEC registration fee	$17,166
Nasdaq National Market listing fee	100,000
NASD filing fee	16,543
Printing and engraving fees	210,000
Legal fees and expenses	2,600,000
Accounting fees and expenses	2,200,000
Blue Sky fees and expenses	10,000
Transfer Agent and Registrar fees	10,000
Financial advisory fee and expenses	1,200,000
Miscellaneous	22,291

Total	$6,386,000

Item 14. Indemnification of Directors and Officers.

        Our amended and restated certificate of incorporation provides that we shall indemnify, to the fullest extent authorized by the Delaware General Corporation Law, each person who is involved in any litigation or other proceeding because such person is or was our director or officer or is or was serving as an officer or director of another entity at our request, against all expense, loss or liability reasonably incurred or suffered in connection therewith. Our amended and restated certificate of incorporation provides that the right to indemnification includes the right to be paid expenses incurred in defending any proceeding in advance of its final disposition, provided, however, that such advance payment will only be made upon delivery to us of an undertaking, by or on behalf of the director or officer, to repay all amounts so advanced if it is ultimately determined that such director is not entitled to indemnification. If we do not pay a proper claim for indemnification in full within 60 days after we receive a written claim for such indemnification, our amended and restated certificate of incorporation and our restated by-laws authorize the claimant to bring an action against us and prescribe what constitutes a defense to such action.

        Section 145 of the Delaware General Corporation Law permits a corporation to indemnify any director or officer of the corporation against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with any action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in right of the corporation) brought by reason of the fact that such person is or was a director or officer of the corporation, if such person acted in good faith and in a manner that he reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, if he or she had no reason to believe his or her conduct was unlawful. In a derivative action, (i.e., one brought by or on behalf of the corporation), indemnification may be provided only for expenses actually and reasonably incurred by any director or officer in connection with the defense or settlement of such an action or suit if such person acted in good faith and in a manner that he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be provided if such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine that the defendant is fairly and reasonably entitled to indemnity for such expenses despite such adjudication of liability.

        Pursuant to Section 102(b)(7) of the Delaware General Corporation Law, Article Tenth of our amended and restated certificate of incorporation eliminates the liability of a director to us or our stockholders for monetary damages for such a breach of fiduciary duty as a director, except for liabilities arising:

  •
  from any breach of the director's duty of loyalty to us or our stockholders;

  •
  from acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  •
  under Section 174 of the Delaware General Corporation Law; and

  •
  from any transaction from which the director derived an improper personal benefit.

        As permitted by Section 145 of the Delaware General Corporation Law, we carry insurance policies insuring our directors and officers against certain liabilities that they may incur in their capacity as directors and officers.

        We have agreed to indemnify and hold harmless our President and Chief Executive Officer, Ronald G. Hiscock and our Chief Administrative Officer, Vice President and Secretary, Vicky Romanoski, against any expense, loss or liability arising from any alleged breach of their separation agreements with their former employer.

        Additionally, reference is made to the Underwriting Agreement filed as Exhibit 1.1 hereto, which provides for indemnification by our underwriters of our directors and officers who sign the registration statement and persons who control us, under certain circumstances.

Item 15. Recent Sales of Unregistered Securities.

        Since our organization on March 4, 2005, we have sold the following securities that were not registered under the Securities Act. The following information gives effect to a 44.036-for-1 split of each series of our common stock declared on August 1, 2005.

        Set forth below is information regarding shares of our capital stock issued and options granted by us since March 4, 2005. Also included is the consideration, if any, received by us for such shares and options.

1.
On March 18, 2005, in connection with our acquisition of Alphatec Manufacturing, Inc., we issued an aggregate of 200,166 shares of our Rolling common stock to 13 former stockholders of Alphatec, Manufacturing, Inc. The Rolling common stock was issued for an aggregate cash equivalent sale price of approximately $4,545,613;

2.
Between March 17, 2005 and December 31, 2005, in connection with an equity financing, we issued the following securities:

(i)
an aggregate of 677,712 shares of our Series A common stock to five accredited investors for an aggregate purchase price of $1,539;

(ii)
an aggregate of 1,539,000 shares of our Series A preferred stock to five accredited investors for an aggregate purchase price of $15,388,461;

(iii)
an aggregate of 1,278,549 shares of our Series A-1 common stock to 85 accredited investors for an aggregate purchase price of $2,903.50;

(iv)
an aggregate of 2,903,500 shares of our Series A-1 preferred stock to 85 accredited investors for an aggregate purchase price of $29,032,096.50;

  (v)
  an aggregate of 3,258,664 shares of our Series B common stock to HealthpointCapital for an aggregate purchase price of $4,000; and

  (vi)
  an aggregate of 4,000,000 shares of Series B preferred stock to HealthpointCapital for an aggregate purchase price of $39,996,000.

3.
From April 4, 2005 to November 18, 2005, we issued the following securities:

(i)
options to purchase an aggregate of 27,850 shares of our Series A-1 common stock to 88 employees under our 2005 Employee, Director and Consultant Stock Plan at a weighted average per share exercise price of $0.002;

(ii)
an aggregate of 436,450 restricted shares of our Series A-1 common stock to 83 employees under our 2005 Employee, Director and Consultant Stock Plan;

(iii)
an aggregate of 30,000 restricted shares of our Series A-1 common stock to two directors; and

(iv)
an aggregate of 35,000 restricted shares of our Series A-1 common stock to the Chairman of and the four members of our Scientific Advisory Board.

4.
From November 19, 2005 to April 3, 2006, we issued options to purchase an aggregate of 118,857 shares of our Series A-1 common stock to 59 employees under our 2005 Employee, Director and Consultant Stock Plan at a weighted average per share exercise price of $17.00 per share.

5.
From November 19, 2005 to January 20, 2006, in connection with an equity financing, we issued 138,345 shares of our Series C common stock to 49 accredited investors for an aggregate purchase price of $4,611,472.

        Except for the items noted above in paragraphs 3 and 4, all of the issuances described above were made in reliance on Section 4(2) of the Securities Act or Regulation D promulgated thereunder. The recipients of securities in each of such issuances represented their intentions to acquire the securities for investment purposes only and not with a view to, or for sale in connection with, any distribution thereof and appropriate legends were affixed to the instruments representing such securities issued in such transactions. All recipients of securities in such issuances either received adequate information about us or had, through their relationship with us, adequate access to such information. The issuances noted above in paragraph 3 and 4 were made in reliance on Rule 701 of the Securities Act.

Item 16. Exhibits and Financial Statement Schedules.

(a)   Exhibits

Exhibit Number	Description of Exhibit
*1.1	Form of Underwriting Agreement.
**2.1	Agreement and Plan of Merger among AMI Acquisition I Corp., AMI Merger Corp. and Alphatec Manufacturing, Inc., dated as of March 10, 2005.
**2.2
Asset Purchase Agreement by and between Cortek, Inc. and Alphatec Manufacturing, Inc. dated as of July 29, 2005. Pursuant to Item 601(b)(2) of Regulation S-K, the disclosure schedules to this exhibit were omitted. The Registrant hereby undertakes to furnish supplementally a copy of such omitted schedules to the Commission upon request.
**3.1	Certificate of Incorporation of the Registrant.

**3.1(a)	Amended and Restated Certificate of Incorporation of the Registrant providing for New Redeemable preferred stock to be effective prior to completion of this offering.
**3.2	Amended and Restated Certificate of Incorporation of the Registrant to be effective upon completion of this offering.
**3.3	By-laws of the Registrant.
*3.4	Restated By-laws of the Registrant to be effective upon completion of this offering.
*4.1	Form of Common Stock Certificate.
***4.2	Stockholders' Agreement by and among the Registrant, HealthpointCapital Partners, L.P. and the stockholders of the Registrant, dated as of March 17, 2005.
*5.1	Opinion of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Registrant, with respect to the legality of securities being registered.
**10.1	2005 Employee, Director and Consultant Stock Plan.
**10.2	Form of Non-Qualified Stock Option Agreement issued under the 2005 Stock Plan.
**10.3	Form of Incentive Stock Option Agreement issued under the 2005 Stock Plan.
**10.4	Form of Restricted Stock Agreement issued under the 2005 Stock Plan.
**10.5	Amended and Restated 2005 Employee, Director and Consultant Stock Plan to be effective upon completion of this offering.
**10.6	Form of Non-Qualified Stock Option Agreement issued under the Amended and Restated 2005 Stock Plan to be effective upon completion of this offering.
**10.7	Form of Incentive Stock Option Agreement issued under the Amended and Restated 2005 Stock Plan to be effective upon completion of this offering.
**10.8	Form of Restricted Stock Agreement issued under the Amended and Restated 2005 Stock Plan to be effective upon completion of this offering.
**10.9
Employment Agreement by and between the Registrant, Alphatec Manufacturing, Inc. and Ronald G. Hiscock, dated as of June 7, 2005 and amended by Amendment No. 1 to Employment Agreement, dated as of July 7, 2005 and Amendment No. 2 to Employment Agreement, dated as of December 7, 2005.
**10.10	Employment Agreement by and between the Registrant, Alphatec Spine, Inc. and Daniel J. Lacienski dated January 23, 2006.
**10.11
Employment Agreement by and among the Registrant, Alphatec Spine, Inc. and Stephen T. D. Dixon, effective as of February 6, 2006 and amended by Amendment to the Employment Agreement, dated as of February 6, 2006.
**10.12	Employment Agreement by and between the Registrant, Alphatec Manufacturing, Inc. and Scott V. Palka, dated as of July 13, 2005.
**10.13	Separation and Release Agreement by and among the Registrant, Alphatec Spine, Inc. and Scott V. Palka, dated as of January 26, 2006.

**10.14	Employment Letter by and between the Registrant, Alphatec Spine, Inc. and Trent J. Northcutt, dated as of January 9, 2006.
**10.15
Employment Agreement by and between the Registrant, Alphatec Manufacturing, Inc. and Vicky A. Romanoski, dated as of June 8, 2005 and amended by Amendment No. 1 to the Employment Agreement, dated as of July 7, 2005 and Amendment No. 2 to the Employment Agreement, dated as of July 26, 2005.
**10.16	Employment Letter by and between the Registrant, Alphatec Manufacturing, Inc. and Floyd W. Pastor, dated as of August 3, 2005, as amended November 30, 2005.
**10.17	Employment Letter by and between Alphatec Manufacturing, Inc. and Scott A. Wiese, dated as of July 11, 2005.
**10.18	Employment Letter by and between Alphatec Spine, Inc. and Herbert J. Bellucci, dated as of August 1, 2005.
**10.19	Executive Services Agreement by and between Alphatec Spine, Inc. and Shunshiro Yoshimi, dated as of August 11, 2005.
**10.20	Credit Agreement by and between Alphatec Spine, Inc. and Bank of the West, dated as of January 24, 2006 and amended by the First Amendment to Credit Agreement, dated as of March 7, 2006.
**10.21	Security Agreement by and between Alphatec Holdings, Inc. and Bank of the West, dated as of January 24, 2006.
**10.22	Continuing Guaranty by Alphatec Holdings, Inc. in favor of Bank of the West, dated as of January 24, 2006.
**10.23	Loan Agreement by and between Alphatec Pacific, Inc. and Shunshiro Yoshimi dated as of August 11, 2005.
**10.24
Lease Agreement by and between Alphatec Manufacturing, Inc. and El Cedro LLC, dated as of March 31, 2001, amended by the First Amendment to the Lease Agreement, dated as of February 23, 2004 and extended by the Lease Extension Agreement, dated as of April 19, 2006.
**10.25
Lease Agreement by and between Alphatec Manufacturing, Inc. and Roy P. Josepho and Roberta B. Josepho, Trustees, dated as of December 11, 2003 and amended by the First Amendment to the Lease Agreement, dated as of May 1, 2006.
**10.26	Lease Agreement by and between Alphatec Manufacturing, Inc. and Roger D. Anderson Trust, dated as of September 3, 2004.
**10.27	Sublease Agreement by and between Alphatec Manufacturing, Inc. and K2, Inc., dated as of July 29, 2005.
**10.28	Sublease Agreement by and between Alphatec Manufacturing, Inc. and K2, Inc., dated as of August 26, 2005.
***†10.29
Supply Agreement by and between Alphatec Spine, Inc. and Invibio, Inc., dated as of October 18, 2004 and amended by Letter of Amendment in respect of the Supply Agreement, dated as of December 13, 2004.

**†10.30	License Agreement by and between Alphatec Spine, Inc. and Cross Medical Products, Inc. dated as of April 24, 2003.
**10.31	Stock Purchase Agreement by and between Alphatec Spine, Inc. and Shunshiro Yoshimi, dated as of August 11, 2005.
**†10.32	Sales Agency Agreement by and between Alphatec Spine, Inc. and Jeff Toedtmann Enterprises, LLC d/b/a Spectrum Medical, dated as of July 1, 2005.
**†10.33	Sales Agency Agreement by and between Alphatec Spine, Inc. and Axial Systems, Inc., dated as of August 1, 2005.
**†10.34	Sales Agency Agreement by and between Alphatec Spine, Inc. and Keystone Surgical, LLC, dated as of October 1, 2005.
**10.35	Translation of Agreement for Transfer of Business Right by K.K. Mac and K.K. Alpha Tech Pacific, dated as of August 1, 2005.
**†10.36	Private Label Distribution Agreement by and between Alphatec Spine, Inc. and OsteoBiologics, Inc., dated as of March 15, 2006.
**10.37	Summary of agreement by and between the Registrant and HealthpointCapital, LLC regarding payment to be made in connection with this offering.
**10.38	Funds letter from HealthpointCapital Partners, L.P. to the Registrant, dated as of May 1, 2006.
**21.1	List of subsidiaries of the Registrant.
23.1	Consent of Ernst & Young LLP.
23.2	Consent of PricewaterhouseCoopers LLP.
*23.3	Consent of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. (see Exhibit 5.1).
23.4	Consent of UHY LLP.
**24.1	Powers of Attorney.

*
To be filed by amendment.

**
Previously filed.

***
Replaces Exhibit of same description as filed with Amendment No. 2 to the Company's Registration Statement on Form S-1, dated April 20, 2006.

†
Confidential treatment has been requested for portions of this exhibit.

(b)   Financial Statement Schedules

        Financial Statement Schedules are omitted because the information is included in our consolidated financial statements or notes to those consolidated financial statements.

Item 17. Undertakings.

        The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 14 above, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes that:

  (1)
  For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

  (2)
  For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act, the registrant certifies that it has duly caused this Amendment No. 4 to this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Carlsbad, California on May 15, 2006.

By:	/s/ RONALD G. HISCOCK Ronald G. Hiscock President and Chief Executive Officer

        Pursuant to the requirements of the Securities Act, this Amendment No. 4 to this registration statement has been signed by the following persons in the capacities held on the dates indicated.

Signature	Title	Date

* John H. Foster	Chairman	May 15, 2006
/s/ RONALD G. HISCOCK Ronald G. Hiscock	President, Chief Executive Officer and Director (principal executive officer)	May 15, 2006
/s/ STEPHEN T.D. DIXON Stephen T.D. Dixon	Chief Financial Officer, Vice President and Treasurer (principal financial and accounting officer)	May 15, 2006
* Mortimer Berkowtiz III	Director	May 15, 2006
* R. Ian Molson	Director	May 15, 2006
* Stephen E. O'Neil	Director	May 15, 2006
*By:	/s/ RONALD G. HISCOCK Attorney-in-fact

 INDEX TO EXHIBITS

Exhibit Number	Description of Exhibit
*1.1	Form of Underwriting Agreement.
**2.1	Agreement and Plan of Merger among AMI Acquisition I Corp., AMI Merger Corp. and Alphatec Manufacturing, Inc., dated as of March 10, 2005.
**2.2
Asset Purchase Agreement by and between Cortek, Inc. and Alphatec Manufacturing, Inc. dated as of July 29, 2005. Pursuant to Item 601(b)(2) of Regulation S-K, the disclosure schedules to this exhibit were omitted. The Registrant hereby undertakes to furnish supplementally a copy of such omitted schedules to the Commission upon request.
**3.1	Certificate of Incorporation of the Registrant.
**3.1(a)	Amended and Restated Certificate of Incorporation of the Registrant providing for New Redeemable preferred stock to be effective prior to completion of this offering.
**3.2	Amended and Restated Certificate of Incorporation of the Registrant to be effective upon completion of this offering.
**3.3	By-laws of the Registrant.
*3.4	Restated By-laws of the Registrant to be effective upon completion of this offering.
*4.1	Form of Common Stock Certificate.
***4.2	Stockholders' Agreement by and among the Registrant, HealthpointCapital Partners, L.P. and the stockholders of the Registrant, dated as of March 17, 2005.
*5.1	Opinion of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Registrant, with respect to the legality of securities being registered.
**10.1	2005 Employee, Director and Consultant Stock Plan.
**10.2	Form of Non-Qualified Stock Option Agreement issued under the 2005 Stock Plan.
**10.3	Form of Incentive Stock Option Agreement issued under the 2005 Stock Plan.
**10.4	Form of Restricted Stock Agreement issued under the 2005 Stock Plan.
**10.5	Amended and Restated 2005 Employee, Director and Consultant Stock Plan to be effective upon completion of this offering.
**10.6	Form of Non-Qualified Stock Option Agreement issued under the Amended and Restated 2005 Stock Plan to be effective upon completion of this offering.
**10.7	Form of Incentive Stock Option Agreement issued under the Amended and Restated 2005 Stock Plan to be effective upon completion of this offering.
**10.8	Form of Restricted Stock Agreement issued under the Amended and Restated 2005 Stock Plan to be effective upon completion of this offering.
**10.9
Employment Agreement by and between the Registrant, Alphatec Manufacturing, Inc. and Ronald G. Hiscock, dated as of June 7, 2005 and amended by Amendment No. 1 to Employment Agreement, dated as of July 7, 2005 and Amendment No. 2 to Employment Agreement, dated as of December 7, 2005.
**10.10	Employment Agreement by and between the Registrant, Alphatec Spine, Inc. and Daniel J. Lacienski dated January 23, 2006.

**10.11
Employment Agreement by and among the Registrant, Alphatec Spine, Inc. and Stephen T. D. Dixon, effective as of February 6, 2006 and amended by Amendment to the Employment Agreement, dated as of February 6, 2006.
**10.12	Employment Agreement by and between the Registrant, Alphatec Manufacturing, Inc. and Scott V. Palka, dated as of July 13, 2005.
**10.13	Separation and Release Agreement by and among the Registrant, Alphatec Spine, Inc. and Scott V. Palka, dated as of January 26, 2006.
**10.14	Employment Letter by and between the Registrant, Alphatec Spine, Inc. and Trent J. Northcutt, dated as of January 9, 2006.
**10.15
Employment Agreement by and between the Registrant, Alphatec Manufacturing, Inc. and Vicky A. Romanoski, dated as of June 8, 2005 and amended by Amendment No. 1 to the Employment Agreement, dated as of July 7, 2005 and Amendment No. 2 to the Employment Agreement, dated as of July 26, 2005.
**10.16	Employment Letter by and between the Registrant, Alphatec Manufacturing, Inc. and Floyd W. Pastor, dated as of August 3, 2005, as amended November 30, 2005.
**10.17	Employment Letter by and between Alphatec Manufacturing, Inc. and Scott A. Wiese, dated as of July 11, 2005.
**10.18	Employment Letter by and between Alphatec Spine, Inc. and Herbert J. Bellucci, dated as of August 1, 2005.
**10.19	Executive Services Agreement by and between Alphatec Spine, Inc. and Shunshiro Yoshimi, dated as of August 11, 2005.
**10.20	Credit Agreement by and between Alphatec Spine, Inc. and Bank of the West, dated as of January 24, 2006 and amended by the First Amendment to Credit Agreement, dated as of March 7, 2006.
**10.21	Security Agreement by and between Alphatec Holdings, Inc. and Bank of the West, dated as of January 24, 2006.
**10.22	Continuing Guaranty by Alphatec Holdings, Inc. in favor of Bank of the West, dated as of January 24, 2006.
**10.23	Loan Agreement by and between Alphatec Pacific, Inc. and Shunshiro Yoshimi, dated as of August 11, 2005.
**10.24
Lease Agreement by and between Alphatec Manufacturing, Inc. and El Cedro LLC, dated as of March 31, 2001, amended by the First Amendment to the Lease Agreement, dated as of February 23, 2004 and extended by the Lease Extension Agreement, dated as of April 19, 2006.
**10.25
Lease Agreement by and between Alphatec Manufacturing, Inc. and Roy P. Josepho and Roberta B. Josepho, Trustees, dated as of December 11, 2003 and amended by the First Amendment to the Lease Agreement, dated as of May 1, 2006.
**10.26	Lease Agreement by and between Alphatec Manufacturing, Inc. and Roger D. Anderson Trust, dated as of September 3, 2004.
**10.27	Sublease Agreement by and between Alphatec Manufacturing, Inc. and K2, Inc., dated as of July 29, 2005.
**10.28	Sublease Agreement by and between Alphatec Manufacturing, Inc. and K2, Inc., dated as of August 26, 2005.

***†10.29
Supply Agreement by and between Alphatec Spine, Inc. and Invibio, Inc., dated as of October 18, 2004 and amended by Letter of Amendment in respect of the Supply Agreement, dated as of December 13, 2004.
**†10.30	License Agreement by and between Alphatec Spine, Inc. and Cross Medical Products, Inc., dated as of April 24, 2003.
**10.31	Stock Purchase Agreement by and between Alphatec Spine, Inc. and Shunshiro Yoshimi, dated as of August 11, 2005.
**†10.32	Sales Agency Agreement by and between Alphatec Spine, Inc. and Jeff Toedtmann Enterprises, LLC d/b/a Spectrum Medical, dated as of July 1, 2005.
**†10.33	Sales Agency Agreement by and between Alphatec Spine, Inc. and Axial Systems, Inc., dated as of August 1, 2005.
**†10.34	Sales Agency Agreement by and between Alphatec Spine, Inc. and Keystone Surgical, LLC, dated as of October 1, 2005.
**10.35	Translation of Agreement for Transfer of Business Right by K.K. Mac and K.K. Alpha Tech Pacific, dated as of August 1, 2005.
**†10.36	Private Label Distribution Agreement by Alphatec Spine, Inc. and OsteoBiologics, Inc., dated as of March 15, 2006.
**10.37	Summary of agreement by and between the Registrant and HealthpointCapital, LLC regarding payment to be made in connection with this offering.
**10.38	Funds letter from HealthpointCapital Partners, L.P. to the Registrant, dated as of May 1, 2006.
**21.1	List of subsidiaries of the Registrant.
23.1	Consent of Ernst & Young LLP.
23.2	Consent of PricewaterhouseCoopers LLP.
*23.3	Consent of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. (see Exhibit 5.1).
23.4	Consent of UHY LLP.
**24.1	Powers of Attorney.

*
To be filed by amendment.

**
Previously filed.

***
Replaces Exhibit of same description as filed with Amendment No. 2 to the Company's Registration Statement on Form S-1, dated April 20, 2006.

†
Confidential treatment has been requested for portions of this exhibit.

QuickLinks

SUMMARY
Alphatec Holdings, Inc.
The Offering
About this Prospectus
SUMMARY CONSOLIDATED FINANCIAL DATA
RISK FACTORS
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
SELECTED CONSOLIDATED FINANCIAL DATA
UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2005
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
PRINCIPAL STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS TO NON-U.S. HOLDERS
SHARES ELIGIBLE FOR FUTURE SALE
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND ADDITIONAL INFORMATION
INDEX TO FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ALPHATEC HOLDINGS, INC. CONSOLIDATED BALANCE SHEETS
ALPHATEC HOLDINGS, INC. CONSOLIDATED STATEMENTS OF OPERATIONS
ALPHATEC HOLDINGS, INC. CONSOLIDATED STATEMENTS OF CASH FLOWS
ALPHATEC HOLDINGS, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (INFORMATION AS OF MARCH 31, 2006, FOR THE PERIOD FROM MARCH 18, 2005 TO MARCH 31, 2005 AND THE THREE MONTHS ENDED MARCH 31, 2006 IS UNAUDITED)
REPORT OF INDEPENDENT AUDITORS
CORTEK, INC. STATEMENTS OF CASH FLOWS Year Ended December 31, 2004
CORTEK, INC. NOTES TO FINANCIAL STATEMENTS December 31, 2004
REPORT OF INDEPENDENT AUDITORS
CORTEK, INC. STATEMENT OF OPERATIONS Period from January 1, 2005 through September 8, 2005
CORTEK, INC. STATEMENT OF CASH FLOWS Period from January 1, 2005 to September 8, 2005
CORTEK, INC. NOTES TO FINANCIAL STATEMENTS
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
  Item 13. Other Expenses of Issuance and Distribution.
  Item 14. Indemnification of Directors and Officers.
  Item 15. Recent Sales of Unregistered Securities.
  Item 16. Exhibits and Financial Statement Schedules.
  Item 17. Undertakings.
SIGNATURES
INDEX TO EXHIBITS